Exhibit 99.1

2019 ANNUAL REPORT

# Portfolio of Proprietary Development Programs

| PROGRAM / INDICATION | PHASE 1 | PHASE 2 | PHASE 3 |
|---|---|---|---|
| **Tafasitamab (MOR208)*** | | | |
| B cell malignancies | ● | ● | ● |
| **MOR202**** | | | |
| Multiple myeloma | ● | ● | ● |
| Autoimmune | ● | ○ | ○ |
| **Otilimab (MOR103/GSK3196165)***** | | | |
| Rheumatoid arthritis | ● | ● | ● |
| **MOR107 (LP2-3)****** | | | |
| Oncology | ● | ○ | ○ |

MOST ADVANCED DEVELOPMENT STAGE

| PROGRAM / INDICATION |
|---|
| **Preclinical and early research** |
| **PQ912******* |
| Oncology |
| **MOR210**** |
| Oncology |

* Global Collaboration and License Agreement with Incyte Corporation; co-commercialization in the U.S.; Incyte has exclusive commercialization rights outside the U.S.
** Sublicensed to I-Mab for development in China, Hong Kong, Macao, Taiwan and South Korea.
*** Fully outlicensed to GlaxoSmithKline.
**** Phase 1 study in healthy volunteers completed; currently in preclinical investigation with a focus on oncology.
***** Option to license from Vivoryon; phase 2a study in Alzheimer's disease completed; currently in preclinical investigation.

# Clinical Pipeline – Partnered Discovery Programs

*Product Candidates in Clinical Development and One Product Launched*

MOST ADVANCED DEVELOPMENT STAGE

| PROGRAM / PARTNER / INDICATION | PHASE 1 | PHASE 2 | PHASE 3 | LAUNCHED |
|---|---|---|---|---|
| **Tremfya® (Guselkumab) / Janssen/J&J** — Psoriasis | ● | ● | ● | ● |
| **Gantenerumab / Roche** — Alzheimer's disease | ● | ● | ● | ○ |
| **Anetumab ravtansine (BAY94-9343) / Bayer** — Solid tumors | ● | ● | ○ | ○ |
| **BHQ880 / Novartis** — Multiple myeloma | ● | ● | ○ | ○ |
| **Bimagrumab (BYM338) / Novartis** — Metabolic disease | ● | ● | ○ | ○ |
| **CNTO6785 / J&J/Shandong Fontacea*** — Inflammation | ● | ● | ○ | ○ |
| **Ianalumab (VAY736) / Novartis** — Inflammation | ● | ● | ○ | ○ |
| **MAA868 / Anthos Therapeutics** — Atrial fibrillation | ● | ● | ○ | ○ |
| **NOV-8 (CMK389) / Novartis** — Pulmonary sarcoidosis | ● | ● | ○ | ○ |
| **NOV-9 (LKA651) / Novartis** — Diabetic eye diseases | ● | ● | ○ | ○ |
| **Setrusumab (BPS804) / Mereo/Novartis** — Brittle bone syndrome | ● | ● | ○ | ○ |
| **Tesidolumab (LFG316) / Novartis** — Eye diseases | ● | ● | ○ | ○ |

MOST ADVANCED DEVELOPMENT STAGE

| PROGRAM / PARTNER / INDICATION | PHASE 1 | PHASE 2 | PHASE 3 | LAUNCHED |
|---|---|---|---|---|
| **Utomilumab (PF-05082566) / Pfizer** — Cancer | ● | ● | ○ | ○ |
| **Xentuzumab (BI-836845) / BI** — Solid tumors | ● | ● | ○ | ○ |
| **BAY2287411 / Bayer** — Cancer | ● | ○ | ○ | ○ |
| **Elgemtumab (LJM716) / Novartis** — Cancer | ● | ○ | ○ | ○ |
| **NOV-7 (CLG561) / Novartis** — Eye diseases | ● | ○ | ○ | ○ |
| **NOV-10 (PCA062) / Novartis** — Cancer | ● | ○ | ○ | ○ |
| **NOV-11 / Novartis** — Blood disorders | ● | ○ | ○ | ○ |
| **NOV-13 (HKT288) / Novartis** — Cancer | ● | ○ | ○ | ○ |
| **NOV-14 (CSJ117) / Novartis** — Asthma | ● | ○ | ○ | ○ |
| **CNTO3157 / J&J**** — Inflammation | ● | ○ | ○ | ○ |
| **Vanticumab (OMP-18R5) / Mereo** — Cancer | ● | ○ | ○ | ○ |

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities

* Sublicensed for China, Hong Kong, Macao, Taiwan and South Korea.
** Formerly PRV-300; Provention Bio terminated the sublicense and returned the program to Janssen in November 2019.

© MorphoSys, March 2020

# MorphoSys at a Glance

*Figures, data, facts (December 31, 2019)*

**426**
*employees*

**40**
*nations*

**12**
*MOR programs*

More than
**70**
*active clinical studies with MorphoSys antibodies*

PROGRAMS IN *discovery*
62

PROGRAMS IN *preclinic*
25

PROGRAMS IN *phase 1*
10

PROGRAMS IN *phase 2*
13

PROGRAMS IN *phase 3*
5



R&D EXPENSES (IN MILLION €)
39.0
108.4
2009
2019

PRODUCT PIPELINE – MORPHOSYS AT A GLANCE

of the Tomorrow Medicines Engineering THE COMPANY GROUP MANAGEMENT REPORT FINANCIAL STATEMEN TS

# Contents

ONLINE REPORT
https://reports.morphosys.com/2019

MAGAZINE

10 *Taking Big Steps*
14 *Transatlantic Alliance*

THE COMPANY

TO OUR SHAREHOLDERS

22 *Management Board of MorphoSys AG*
23 *Letter to the Shareholders*
28 *Report of the Supervisory Board*
34 *Supervisory Board of MorphoSys AG*
36 *MorphoSys on the Capital Market*

SUSTAINABLE CORPORATE GOVERNANCE

39 *Ethical Standards and Regulatory Framework*
40 *Patients*
42 *Human Resources*
43 *Environmental Protection*

GROUP MANAGEMENT REPORT

47 *Fundamentals of the MorphoSys Group*
61 *Macroeconomic and Sector-Specific Conditions*
62 *Analysis of Net Assets, Financial Position and Results of Operations*
77 *Outlook and Forecast*
81 *Risk and Opportunity Report*
89 *Subsequent Events*
90 *Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report*

FINANCIAL STATEMENTS

120 *Consolidated Statement of Profit or Loss (IFRS)*
121 *Consolidated Statement of Comprehensive Income (IFRS)*
122 *Consolidated Balance Sheet (IFRS)*
124 *Consolidated Statement of Changes in Stockholders' Equity (IFRS)*
126 *Consolidated Statement of Cash Flows (IFRS)*
128 *Notes*
186 *Responsibility Statement*

ADDITIONAL INFORMATION

187 *Independent Auditor's Report*
192 *Glossary*
195 *List of Figures and Tables*
196 *Imprint*

T TS OR REP EMEN COMPANY T HESTAT T MANAGEMEN INANCIAL GROUP F Never losing sight of our goal – to improve the lives of patients suï¬ering from serious diseases.

We are deeply rooted in science. Innovative technologies and smart development strategies are central to our approach.

T TS OR REP EMEN COMPANY T HESTAT T MANAGEMEN INANCIAL GROUP F In our discovery eï¬orts, we leverage our expertise in antibody engineering, antibody libraries and drug development, aiming to fill MorphoSys’ pipeline with unique drug candidates.

Our employees and their values are our strongest asset.

T TS OR REP EMEN COMPANY T HESTAT T MANAGEMEN INANCIAL GROUP F Our success is based on our employees on both sides of the Atlantic, who work closely together, living our shared company values.

We will continue to work relentlessly to advance the development of our drug candidates, striving to oï¬er patients new, urgently needed treatment options.

T TS OR REP EMEN COMPANY T HESTAT Our mission is to make T MANAGEMEN INANCIAL exceptional, innovative GROUP F biopharmaceuticals to improve the lives of patients suï¬ering from serious diseases.

Magazine Taking Big Steps 10 TAKING BIG STEPS MorphoSys is evolving. We talked to Chief Executive Oï¬ƒcer Dr. Jean-Paul Kress about the challenges and opportunities facing the company.

Taking Big Steps
Magazine
11
THE COMPANY
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS

**Jean-Paul Kress, you've been at MorphoSys for half a year now. What is your impression of the company?**

J.P.K. MorphoSys is one of the successful European Biotech companies that has clearly passed the inflection point of transforming into a fully integrated biopharmaceutical company. The company is deeply rooted in science with a great reputation for its antibody generation and engineering technology platform; it has a strong track record in successful partnerships and a culture that embraces change. Lately, MorphoSys has added an innovative development capability and commercial operations. This, combined with a very promising asset – tafasitamab – on the verge of entering the U.S. market (pending FDA approval), makes MorphoSys a very exciting place to be as a CEO.

**Before joining MorphoSys you lived and worked in a number of countries. What do you like about how business is done in Germany?**

J.P.K. Yes indeed, I have split my time between Europe and the U.S. lately, and, in fact, continue to do so. First and foremost, MorphoSys' culture is that of a global Biotech – based in Germany. I have an appreciation of agility paired with precision, innovation paired with robustness, foresight paired with reliability. Germany and the adjacent European countries offer a great talent pool of scientists and engineers with strong backgrounds and great skills. Our workforce combines these with exceptional talent from around the globe and is highly diverse, creating a multicultural and inspiring environment right in the heart of Bavaria and now also in the U.S.

**Not only does MorphoSys have a new CEO, the company itself is also changing. Could you tell us a bit about the development MorphoSys is undergoing right now?**

J.P.K. MorphoSys truly lives up to the origin of its name. Metamorphosis. We are very successfully transforming from a leading technology provider into a fully integrated biopharmaceutical company, aiming to master every step of the value chain. To be able to excel commercially, we have added several capabilities including global Commercial Supply Chain Management, Medical Affairs, Market Access, Pricing, Marketing and Sales. Our supporting infrastructure and services are evolving to serve these new units, all aimed at achieving the ultimate goal of better addressing patient need.

**Is this transformation being done incrementally?**

J.P.K. No, we are making bold moves. We've made an informed and deliberate decision to go for it. Fast and furious. We just filed for U.S. marketing approval for our lead investigational asset, tafasitamab in combination with lenalidomide in r/r DLBCL, which has been accepted and granted priority review by the FDA, with a PDUFA (Prescription Drug User Fee Act) goal date of August 30, 2020. We successfully launched our U.S. subsidiary in Boston and established the commercial infrastructure to be prepared for the anticipated launch of tafasitamab – given FDA approval, of course. We have chosen a partner to accelerate seizing of the opportunity we have with tafasitamab – our lead asset and a potential pipeline in a product in the hematology-oncology space and potentially even beyond.

**Why not continue what MorphoSys has been doing so successfully for over two decades? What are the benefits of the new business model?**

J.P.K. Our technology provider business model brought us to where we are today. We learned a lot in terms of indications, antibody engineering and our R&D spend was partly covered by our partners. But there is a certain limit to the value you can generate without becoming a fully integrated biopharmaceutical company. We have far greater opportunities if we aim to be in command of the whole value chain, from research through clinical development to commercialization. Yes, we were very successful with the previous model, but we can accomplish even more, which is why we have decided to take the next step.

Magazine
12

Taking Big Steps



# “We are making bold moves. We’ve made an informed and deliberate decision to go for it. Fast and furious.”

**At the forefront of this transformation, as you mentioned, is your leading candidate *tafasitamab*.**

J.P.K. Tafasitamab is an Fc-enhanced anti-CD19 antibody. CD19 is an antigen that is very broadly expressed on the cell surface of B cells. Another particularity of tafasitamab is that it is thought to activate two key anti-tumoral pathways antibody-mediated cell killing and antibody-mediated phagocytosis.

**Who will benefit from this drug?**

J.P.K. We hope to be able to help patients in potentially a number of hematological malignancies in which there is a high unmet need. The first patient group with a particularly high unmet need are those suffering from relapsed or refractory DLBCL, the most prevalent and very aggressive form of non-Hodgkin lymphoma. If you are a patient with this disease, and you do not respond or relapse to the first treatment you receive, your chances of survival actually decreases significantly. The results of our L-MIND study, a combination of tafasitamab plus lenalidomide, in this indication have shown significant promise.



DR. JEAN-PAUL KRESS
holds an M.D. degree from Faculté Necker-Enfants Malades in Paris as well as graduate and post-graduate degrees in pharmacology and immunology from École Normale Supérieure in Paris. Prior to joining MorphoSys, Dr. Kress served as Chief Executive Officer at Syntimmune (now Alexion), a clinical-stage biotechnology company developing differentiated drug candidates in autoimmune diseases. He also held leadership positions at Biogen, Sanofi-Genzyme, Sanofi-Pasteur MSD, Gilead, Abbvie and Eli Lilly.

Taking Big Steps
Magazine
13
THE COMPANY
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS

**Was finding a partner for *tafasitamab* MorphoSys' biggest challenge in 2019?**

J.P.K. It was one of our key objectives, indeed. And it turned into a great opportunity. One of my first actions after I joined MorphoSys was to re-think the partnering strategy with the management team without preconceived ideas. And we came to the conclusion that we should aim for a global partnership with a 50/50 co-promotion and profit share in the U.S. and out-licensing ex-U.S. rights. We ended up with excellent terms – both financial and non-financial – which put us into a strong position for future value creation.

**Why have you chosen Incyte? Why are they attractive as a partner?**

J.P.K. The whole process and the negotiations we had were very competitive. We selected Incyte for both, economic and cultural reasons. They are like us – absolutely focused and dedicated to the asset. Two biotechs joining forces. They have proven commercialization capabilities and expertise in the hematology-oncology space. The whole team involved in the partnering process and I really value Incyte's approach, their availability, the tone of the discussions and of course the terms had to be competitive. I am very confident that together we can unlock the full potential of tafasitamab.

**Before joining MorphoSys you have gathered a lot of experience in both pharma and biotech companies. Is there one thing you learned at each company that will especially help you to make MorphoSys' transformation a success?**

J.P.K. Thinking back, there were three key learnings during my professional career that will contribute to the success of MorphoSys. The first set of experiences is that I have led breakthrough specialty care launches in the U.S. and internationally. Several of these launches were through partnerships, in a similar fashion of what we have done recently with Incyte. So I am familiar with the requirements to be successful in business partnerships and joint ventures. There is a bit of an art to this. You anticipate issues, you put a lot of effort in, it is like a marriage. The second element that will help me is my former position as CEO of a VC-backed biotech company in the U.S., which was acquired by Alexion. This endowed me with important M&A corporate strategy experience which will be certainly helpful for MorphoSys. Last but not least, I am confident that my experience in commercial and at leading organizations as well as bridging cultures on both sides of the Atlantic will ideally complement our future strategy at MorphoSys. Being familiar with both the U.S. market and European requirements will help us to become a global biopharma company.

**Looking to a future beyond the launch of *tafasitamab*, where do you see MorphoSys?**

J.P.K. We deliberately take one bold step a time. Right now, our focus is on achieving approval for and successfully launching tafasitamab. Tafasitamab is a potential pipeline in a product. We are committed to creating as much value as reasonably possible, fast and jointly with our partner Incyte – not just in the U.S. but globally. Beyond tafasitamab, we have promising proprietary assets in our pipeline such as MOR202 in an autoimmune setting and MOR107 in oncology as well as a strong cash position. We hope we can successfully commence the clinical development towards a potential future launch of these assets, supported by our commercial U.S. operations.

ONLINE REPORT
https://reports.morphosys.com/2019/magazine/taking-big-steps

Magazine
14
Transatlantic Alliance





T R A

S A

A N

**We take a look at how MorphoSys US Inc. is preparing for the potential *tafasitamab* launch. *Tafasitamab* is MorphoSys' first proprietary drug candidate currently under FDA-priority review for approval to treat an especially difficult form of diffuse large B cell lymphoma. In January 2020, the company signed a partnering deal with Incyte that will support MorphoSys to achieve its next goal – to co-commercialize tafasitamab in the United States.**

Transatlantic Alliance ALLIAN L CE 15 Magazine T HE COMPANY GROUP MANAGEMEN T REP OR T F INANCIAL STAT EMEN TS

Magazine
16

Transatlantic Alliance



Since July 2018, Boston has been the U.S. office of MorphoSys.



MorphoSys is currently waiting for the potential approval of its lymphoma drug candidate, tafasitamab. The company and its U.S. partner Incyte have signed a collaboration and licensing agreement for the global development for tafasitamab aiming to work together towards the shared ambition – to deliver tafasitamab to patients.

Recognizing the benefits of establishing a U.S. presence while gearing up towards the expected launch of tafasitamab, MorphoSys' management team started to set-up its subsidiary in the U.S. as early as July 2018. Over the course of 2019, the company made great strides in establishing the required commercial infrastructure and hiring the right talent for the potential tafasitamab launch. With new CEO Dr. Jean-Paul Kress splitting his time between both Boston and Planegg, the team has layed the groundwork to become a successful fully integrated biopharmaceutical company.

**Recognizing the benefits of establishing a U.S. presence while gearing up towards the expected launch of tafasitamab, MorphoSys' management team started to set-up its subsidiary in the U.S. as early as July 2018.**

**Boston came as no surprise**

MorphoSys planted its flag in Boston. Located in a brick red high-rise with green-tinted windows overlooking the city's harbor, MorphoSys US Inc. is in the middle of one of the most important life science hubs worldwide. MorphoSys' decision on Boston, Massachusetts, as the location for its U.S. presence is not surprising. With its world-class universities such as Harvard, MIT and Boston University only a short ride away and a number of world-renowned hospitals serving as a repository for biotech innovation and talent, Boston is considered to be the cradle of biotech in the U.S., and, thus, is the ideal location for MorphoSys' U.S. operations.

But selecting the location for the company's U.S. presence was only the beginning. The next challenge was the task of hiring employees. Because MorphoSys believes its most precious resource are its people, their values and their networks of influence, talent acquisition was a top priority. MorphoSys successfully added nearly 40 full-time U.S. team members in 2019, and plans to continue hiring, aiming to increase the number to over 150 employees by mid-2020.

The MorphoSys U.S. team is comprised of professionals from many different disciplines and is prepared to reach out to all critical stakeholders including patients, healthcare providers, payers, policy makers and patient advocacy organizations.

Representing the talented group of professionals that have become a part of the MorphoSys family in the U.S., David Trexler, President of MorphoSys US Inc., and Dr. Nuwan Kurukulasuriya, Senior Vice President and Head of Medical Affairs, both seasoned industry experts, commented on the progress and the importance of transatlantic collaboration on the way to bringing tafasitamab to patients in need.

Transatlantic Alliance Magazine T TS 17 OR REP EMEN COMPANY T HESTAT T MANAGEMEN INANCIAL GROUP F 01 02 01 03 Dr. Nuwan Kurukulasuriya, Senior Vice President and Head of Medical Affairs 02—03 Insight into the Boston office

Magazine Transatlantic Alliance 18 Ensuring close collaboration and optimal communication, all team members on both sides of the Atlantic, in the Planegg, Germany headquarters and the U.S. oï¬ƒce in Bos-ton, will continue to support each other to ensure smooth preparatory work for the planned tafasitamab launch. 04 David Trexler, President of MorphoSys US Inc., with the U.S. team 04

Transatlantic Alliance
Magazine
19
THE COMPANY
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS



"The team we are building is a testament to the extraordinary pool of talent in the U.S. biotech space. It is this dynamic and highly performing team that embodies the spirit of MorphoSys and shares our company values of innovation, courage, collaboration and urgency," David Trexler said.

"MorphoSys is a very special place," added Dr. Nuwan Kurukulasuriya. "Both in Planegg and in Boston, it brings together like-minded individuals committed towards the common goal of improving the lives of patients suffering from serious diseases."

**Potentially changing the treatment paradigm in lymphoma**

To position itself in the hematology-oncology community, MorphoSys wants to accomplish more than informing doctors about its own clinical data. Complementing the data from its L-MIND study of tafasitamab in combination with lenalidomide, the company has also gathered real world data of patients who have been treated with a lenalidomide monotherapy. Moreover, MorphoSys initiated the clinical development of tafasitamab in firstline DLBCL, combining tafasitamab with the current standard of care, R-CHOP. These data will provide additional evidence to the lymphoma community and highlights MorphoSys' commitment to further research in the space.

MorphoSys considers tafasitamab to be a "pipeline in a product." Its opportunities both within and beyond the non-Hodgkin lymphoma space are numerous. These opportunities encompass not only additional treatment lines, but also arise for several other indications. And MorphoSys is ideally poised to unlock the greater value of tafasitamab – both through its own industry leadership and scientific excellence and through marrying resources with Incyte, a partner with great expertise in the hemato-oncology space and proven commercial capabilities. Having signed a global licensing deal recently, both companies will now join forces to realize the full value proposition of tafasitamab.

Ensuring close collaboration and optimal communication, all team members on both sides of the Atlantic, in the Planegg, Germany headquarters and the U.S. office in Boston, will continue to support each other to ensure smooth preparatory work for the planned tafasitamab launch.

ONLINE REPORT
https://reports.morphosys.com/2019/magazine/transatlantic-alliance

The Company Contents 20 The Company

Contents
The Company
21
THE COMPANY
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS

**TO OUR SHAREHOLDERS**

22 *Management Board of MorphoSys AG*
23 *Letter to the Shareholders*
28 *Report of the Supervisory Board*
34 *Supervisory Board of MorphoSys AG*
36 *MorphoSys on the Capital Market*

**SUSTAINABLE CORPORATE GOVERNANCE**

39 *Ethical Standards and Regulatory Framework*
40 *Patients*
42 *Human Resources*
43 *Environmental Protection*

The Company – To Our Shareholders Management Board of MorphoSys AG 22 Jens Holstein, Chief Financial Officer Dr. Jean-Paul Kress, Chief Executive Officer Dr. Malte Peters, Chief Development Officer

Letter to the Shareholders To Our Shareholders – The Company T TS 23 OR REP EMEN T STAT MANAGEMEN INANCIAL GROUP F Dear ladies and gentlemen, dear fellow shareholders, The year 2019 was marked for MorphoSys by major progress and achievements, as well as corporate evolution. We have made great strides in evolving from a best-in-class, research-based technology provider towards becoming a fully integrated biopharmaceutical company covering the entire value chain from research and development to commercialization of drug candidates. In particular, the last year took us even closer to our goal of bringing our first proprietary investigational product, tafasitamab, to the market in the U.S., a remarkable event we plan for mid-2020, assuming approval by the U.S. Food and Drug Administration (FDA). We ended 2019 with the achievement of a significant milestone—the submission of a Biologics License Application (BLA) for tafasitamab, our lead proprietary development candidate and key asset, to the U.S. FDA for the treatment of a particularly aggressive form of blood cancer, diï¬use large B cell lymphoma (DLBCL). The BLA submission was based on data from two clinical trials, both of which had positive data readouts in 2019. In May, we announced that the primary endpoint had been met in the phase 2 trial L-MIND evaluating tafasitamab plus lenalidomide in relapsed or refractory (r/r) DLBCL patients, confirming the overall positive data reported previously from this trial. The detailed data were presented at the 15th International Conference on Malignant Lymphoma (ICML) in June and showed a complete response rate of 43 % and a median response duration of 22 months, which is very encouraging. In autumn, we announced that the Re-MIND trial also achieved its primary endpoint of best objective response rate. This real-world data study demonstrated the clinical superiority of tafasitamab plus lenalidomide, based on data from the L-MIND study, compared to lenalidomide alone, based on real-world patient data. We believe that the compelling results from the Re-MIND and L-MIND studies form the basis for a very robust submission package. MorphoSys team members worked hard to enable us to achieve the BLA submission on time.

The Company – To Our Shareholders Letter to the Shareholders 24 We were pleased that the FDA accepted the filing of our Biologic License Application (BLA) end of February this year and granted priority review. The tafasitamab – lenalidomide combination, if approved, could offer critically ill and heavily pretreated patients a new treatment option and we are excited that tafasitamab could be our first drug candidate to reach the market and patients in 2020. To prepare for a successful launch of tafasitamab, we escalated the build out of our U.S. commercial organization through 2019 and held the oï¬ƒ-cial opening of our U.S. subsidiary in Boston in November. During the year, we filled key positions with highly experienced executives to grow our U.S. team, including Heads of Commercial Operations, Sales & Marketing, Medical Aï¬airs and Market Access & Policy. We are pleased with the incredible talent we have been able to attract at all levels of the organization. Our Medical Aï¬airs team and our sales force are following a multi-stakeholder strategy and are already successfully establishing relationships with healthcare professionals and oncologists across the U.S. To complement and amplify our own activities, we made a great start into 2020 and announced in January a worldwide partnership with Incyte Corporation to further develop and co-commercialize tafasitamab. We had many suitors, but we chose Incyte as the perfect partner to help us maximize the opportunity for this product candidate with their strong commitment and commercial and development acumen. The economics are excellent for MorphoSys, but, beyond the financial aspects of the deal, we wanted a partner who would consider tafasitamab to be the centerpiece of their product portfolio. Incyte has a strong footprint in hematology- oncology in the U.S., as well as in Europe, and tafasitamab will be a key asset for them, as it is for us. In the U.S., we will co-commercialize tafasi-tamab sharing profits and losses on a 50:50 basis, MorphoSys will lead the commercial strategy and book all revenue, whereas ex-U.S. we will benefit from Incyte leading the commercial strategy, paying MorphoSys royalties on net sales. In the U.S., our initially most important market, the partnership will enable us to double the intensity of our eï¬orts to reach patients and physicians and ensure that tafasitamab is best-positioned for a successful launch. Incyte plans to submit for marketing approval in Europe in mid-2020, and they

Letter to the Shareholders To Our Shareholders – The Company T TS 25 OR REP EMEN T STAT MANAGEMEN INANCIAL GROUP F have already indicated that they intend to pursue development in additional territories beyond the U.S. and Europe, including Japan and China. Both companies truly believe that tafasitamab is a “pipeline in a product,” which means that the product candidate could be used as a therapeutic option in various indications, and both companies are highly committed to developing tafasitamab in new indications to fully unlock its potential. We have another ongoing trial in r/r DLBCL – B-MIND – evaluating tafasitamab in combination with bendamustine. During 2019, following discussions with regulatory authorities, we amended the trial with a co-primary endpoint based on a biomarker, which is low baseline peripheral blood natural killer (NK) cell count. The biomarker identifies a patient group with a particularly poor prognosis, and we think that tafasitamab’s potential ability to enhance NK cell recruitment may be of particular benefit to this group. The trial passed a futility analysis in late 2019. Also in 2019, we initiated a phase 1b trial – First-MIND – in newly diagnosed DLBCL patients to evaluate the safety and preliminary eï¬ƒcacy of tafasitamab as a first-line treatment in combination with the current standard of care. This phase 1b study will serve as the basis for a potential subsequent pivotal phase 3 study in first-line DLBCL. We also have ongoing a phase 2 trial – COSMOS – in chronic lymphocytic leukemia/ small lymphocytic lymphoma; data from this study were presented at the ASH conference in late 2019. In summary, tafasitamab is certainly our key proprietary asset, given its advanced stage and market potential, and we and Incyte are working hard to be prepared for a successful launch by mid-2020 and to broaden its development. However, thanks to our strong discovery capabilities and partnerships, we have a broad pipeline of clinical and pre-clinical proprietary programs behind our lead candidate, several of which also made progress over the course of 2019. We also made good progress during the past year with our anti-CD38 antibody, MOR202. We initiated a phase 1/2 study in membranous nephropathy, an autoimmune disease aï¬ecting the kidneys for which currently no approved treatments exist. MOR202 is partnered with

The Company – To Our Shareholders Letter to the Shareholders 26 I-Mab for Greater China, and during 2019, I-Mab initiated two pivotal trials in multiple myeloma, which triggered milestone payments to MorphoSys totaling US$ 8 million. We were pleased that, in mid-2019, GlaxoSmithKline (GSK) started a phase 3 development program in rheumatoid arthritis (RA) with otilimab (MOR103), an antibody generated by our proprietary HuCAL® technology. RA is a chronic and debilitating autoimmune disease for which alternative treatment options are urgently needed, and we look forward to the ongoing development by our partner GSK. The trial initiation triggered a € 22 million milestone payment to us. In addition to our Proprietary Development programs, we have numerous Partnered Discovery programs. A great example is Tremfya®, the first product generated from our discovery engine to enter the market. Janssen has the development and commercialization rights to Tremfya. In 2019, which was Tremfya’s second full year on the market, worldwide sales surpassed US$ 1 billion, making this drug a blockbuster. MorphoSys receives royalties and a consistent revenue stream from Tremfya sales. We are pleased by Janssen’s continuous work and their commitment to expand the indications for this drug beyond its first approval in plaque psoriasis. In 2019, Janssen submitted a supplemental BLA for Tremfya for the treatment of psoriatic arthritis in the U.S. and also for marketing approval in Europe. Several clinical trials in other indications are ongoing and we look forward to the emerging data in the years to come. Other Partnered Discovery programs include bimagrumab, which is being developed by Novartis for the treatment of type II diabetes. In 2019, the first data with this antibody were presented from a trial in overweight and obese patients. While our strategy is increasingly focused on independently developing our proprietary programs, we look forward to further progress with our Partnered Discovery projects, providing us with potentially significant future revenue streams to fuel our own pipeline. Looking back, 2019 was a year of not only achievements but also of change, and on September 1st, I had the honor and privilege to become CEO of

Letter to the Shareholders

To Our Shareholders – The Company
27

GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS

*MorphoSys. I would like to take this opportunity to say how thrilled I am to lead this incredible team at this transformative time in its history. We will tread completely new paths to enter the next level during our business evolution, and I look forward to the exciting times ahead of us.*

*In this context, I would like to thank Dr. Simon Moroney for his dedicated leadership over the past 27 years as CEO of MorphoSys. His extraordinary vision and innovative thinking built the ground for the successful biopharmaceutical company MorphoSys is today.*

*I would also like to acknowledge Dr. Markus Enzelberger, the company's Chief Scientific Officer, who left MorphoSys at the end of February. Although our tenures only briefly overlapped, I would like to recognize Markus' vital contribution to our success and convey the gratitude that all of us at MorphoSys owe him for his exceptional service over the past 17 years.*

*On behalf of the Management Board, I would like to express our heartfelt thanks to all of MorphoSys' employees on both sides of the Atlantic for their ongoing efforts, creativity and commitment to our company's success. It is an exciting and challenging time as we complete our transformation into a fully integrated biopharmaceutical company, and everyone's dedication is truly appreciated.*

*I would also like to thank you, our shareholders, for your continued support and for your belief in the company.*

*In the end, it is patients who are at the core of all we do, and we are working hard to deliver truly innovative drugs to improve the lives of patients with serious diseases. We look forward to sharing our progress and achievements with you in the year ahead.*

*Sincerely,*

*Dr. Jean-Paul Kress, M.D.*
*Chief Executive Officer and Chairman of the Management Board*

The Company – To Our Shareholders Repor t of the Super visor y Board 28 Report of the Supervisory Board COOPERATION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD During the 2019 financial year, the Supervisory Board comprehensively performed the duties assigned to it by law, the Articles of Association, Rules of Procedure and – with one exception – the recommendations of the German Corporate Governance Code (hereinafter referred to as the “Code”). We regularly advised and continually oversaw the Management Board in its management of the Company and dealt extensively with the operational and strategic development of the Group. The Management Board fulfilled its duty to inform and furnish us with periodic written and verbal reports containing timely and detailed information on all business transactions and events of significant relevance to the Company. The Management Board prepared these reports in collaboration with the respective departments. In our Committee meetings and plenary sessions, we had the opportunity to discuss the Management Board’s reports and the proposed resolutions in full. The Management Board answered our questions on strategic topics affecting the Company with a great level of detail and submitted the relevant documents in a timely manner. Any deviations from the business plan were thoroughly explained to us and we were directly involved at an early stage in all decisions relevant to the Company. An appropriate resolution was passed when the Supervisory Board’s approval for individual actions was required by law, the Articles of Association or the Rules of Procedure. The Supervisory Board members approved all actions by the Management Board requiring Supervisory Board approval based on the documentation provided in advance by the Management Board. When necessary, the Supervisory Board received the support of the relevant Committees and, together with the Management Board, discussed any projects requiring decision. All matters requiring approval were submitted for review by the Management Board to the Supervisory Board on a timely basis. Outside of the meetings of the Supervisory Board plenum and the Committees, the chairman of the Supervisory Board regularly exchanged information and ideas with the Management Board and especially the (now: former) Chief Executive Oï¬ƒcer, Dr. Simon Moroney, and his successor as the (new) Chief Executive Oï¬ƒcer, Dr. Jean-Paul Kress. The Supervisory Board chairman was always kept promptly informed of the current business situation and any significant business transactions. The Chairs of the Committees have also had regular contact with the Management Board members in their respective areas of responsibility and individual Management Board members on demand. SUPERVISORY BOARD MEETINGS IN THE 2019 FINANCIAL YEAR AND KEY ITEMS OF DISCUSSION A total of ten Supervisory Board meetings were held in the 2019 financial year, whereby four meetings were conducted by telephone. The Supervisory Board regularly held closed sessions without participation of the Management Board as part of their Supervisory Board meetings. With the exception of one meeting, all Supervisory Board members were present at all Supervisory Board meetings. A detailed overview of the participation of all Supervisory Board members in the respective Supervisory Board and Committee meetings can be found in the “Statement on Corporate Governance,” which is available on the Company’s website under the heading “Media & Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 94 to 95. In urgent cases occurring outside of meetings, the Supervisory Board passed resolutions by written procedure. During the 2019 financial year, the Supervisory Board paid particular attention to the following topics and passed resolutions on these topics after a thorough review and discussion: • Evaluation of the Company’s achievement of the 2018 financial year corporate targets and defining the corporate targets for the 2020 financial year; • agenda and proposed resolutions for the 2019 Annual General Meeting, particularly the nominations of Krisja Vermeylen and Sharon Curran as Supervisory Board candidates for re-election and election at the 2019 Annual General Meeting; • confirmation of Dr. Marc Cluzel as chair and Frank Morich as deputy chair of the Supervisory Board and establishment and staffing of the Committees in the Board’s constituent meeting following the 2019 Annual General Meeting; appointment of the new Chief Executive Oï¬ƒcer, Dr. Jean-Paul Kress, and conclusion of a corresponding management board contract;

Repor t of the Super visor y Board To Our Shareholders – The Company T TS 29 OR REP EMEN T STAT MANAGEMEN INANCIAL GROUP F conclusion of a release agreement with the former Chief Executive Oï¬ƒcer, Dr. Simon Moroney, following his stepping down as of August 31, 2019; re-appointment of the members of the Management Board Jens Holstein and Dr. Markus Enzelberger including conclusion of corresponding management board contracts; award of the audit contract to the auditor for the 2019 financial year; terms and conditions of the long-term incentive plan 2019 and of the stock option plan 2019 as well as the number of performance shares and stock options to be granted to the individual Management Board members under these plans; conclusion of a commercial supply agreement for tafasitamab with Boehringer Ingelheim Biopharmaceuticals GmbH; financing of MorphoSys US Inc. as well as further set-up of the U.S. organization and operations, in particular to ensure that the organization is ready for a launch of the Company’s most advanced proprietary drug candidate tafasitamab in the U.S. by mid-year 2020 following BLA approval by the FDA; budget for the 2020 financial year; revision of the rules of procedure of the Supervisory Board as well as of the Management Board, including schedules of responsibilities. We also passed a resolution in the Supervisory Board plenum on the remuneration of Management Board members for the period July 1, 2019 to June 30, 2020, taking external benchmarking into consideration. As set out above, we evaluated the achievement of the 2018 corporate targets that were agreed with the Management Board and discussed and defined the corporate targets for 2020. We commissioned an independent remuneration consultant to confirm the appropriateness of the Management Board’s compensation and its comparison to the remuneration of various levels of employees. We discussed and agreed on the key performance indicators for the long-term incentive plans for the Management Board, the Senior Management Group and other employees in key positions. Furthermore, we approved the financial statements for the 2018 financial year, acknowledged the half-year results for 2019 and discussed the first and third quarter reports as well as dealt with the Corporate Governance Report and the Statement on Corporate Governance. Our regular discussions in the Supervisory Board’s plenary meetings were focused on MorphoSys’ long term development strategy, revenue and earnings development and the regular financial reports, the communication to the investor community, the progress of the two business segments Partnered Discovery and Proprietary Development, the results and progress of the clinical programs for the development of proprietary drugs, interactions with regulatory authorities and the development of new technologies. Further focal points of discussion were the commercialization strategy for tafasi-tamab and status of activities required for a successful launch of tafasitamab in the U.S. as well as transforming the organization into a fully integrated biopharmaceutical company. Furthermore, we discussed the financial outlook for the 2021/2022 financial years and MorphoSys’ associated future potential financing needs. In addition, we carried out an effi-ciency review of the Supervisory Board’s work, which was performed via a questionnaire that included a joint self-evaluation of the Supervisory Board, its Committees and the Management Board. Furthermore, we kept ourselves regularly informed with respect to the Company’s asset management policy, risk management, internal audit results, IT security, the internal control and compliance management system as well as status of the implementation of a system of Internal Control over Financial Reporting (ICoFR) to ensure SOX compliance by end of 2019. We also participated in a training session on the German Act implementing the Second Shareholders’ Rights Directive (Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie, ARUG II), the new German Corporate Governance Code and relevant implications for the Supervisory Board. This training was offered by the Company and held by an external lawyer. And lastly, we monitored the competitive partnership process performed for our proprietary compound tafasitamab and advised on the respective partnership discussions with various potential partners. In this context, in January 2020 we finally reviewed and approved the Global Collaboration and License Agreement with Incyte Corporation (“Incyte”), according to which Incyte will co-commercialize tafasitamab in the U.S. and will receive exclusive commercialization rights for tafasitamab outside the U.S. (the “Incyte Agreement”). Pursuant to the Incyte Agreement, we also resolved an increase of MorphoSys’ share capital by issuing 907,441 new ordinary shares from the Authorized Capital 2017-I, excluding pre-emptive rights of existing shareholders, to implement the purchase of 3,629,764 American Depositary Shares by Incyte.

The Company – To Our Shareholders Repor t of the Super visor y Board 30 CONFLICTS OF INTEREST WITHIN THE SUPERVISORY BOARD No conflicts of interest arose within the Supervisory Board in the 2019 financial year. ACTIVITIES AND MEETINGS OF SUPERVISORY BOARD COMMITTEES To ensure that its duties are performed efficiently, the Supervisory Board has established three permanent committees – the Audit Committee, the Remuneration and Nomination Committee and the Science and Technology Committee – to prepare the issues that fall within the Supervisory Board’s respective areas of responsibility for the Supervisory Board plenum. In each Supervisory Board meeting, the chairs of the Committees report to the Supervisory Board on the Committees’ work. The minutes of the Committee meetings are made available to all Supervisory Board members. The composition of these committees can be found in the “Statement on Corporate Governance,” which is available on the Company’s web-site under the heading “Media & Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 91 to 96. The Audit Committee met on five occasions in the 2019 financial year, whereby one of those meetings was held by telephone. All Committee members were present at all Audit Committee meetings. The Committee dealt mainly with accounting issues, quarterly reports, annual financial statements and consolidated financial statements. The Committee discussed these topics with the Management Board and recommended the approval of the financial statements to the Supervisory Board. The auditor took part in all Audit Committee meetings and informed its members of the audit results. The Audit Committee made a recommendation to the Supervisory Board with respect to the Supervisory Board’s proposal at the Annual General Meeting for the election of the independent auditor for the 2019 financial year. In addition, the Audit Committee dealt with the annual update of a list of permitted and pre-approved non-audit services of the auditor. The Committee also discussed the risk management system, the compliance management system and the results of the internal audit conducted in the 2019 financial year, as well as specific accounting issues under International Financial Reporting Standards (IFRS) relevant to the Company. In addition, the Committee regularly discussed the Company’s asset management policy and the investment recommendations made by the Management Board. The Committee also discussed in depth the 2020 budget and the financial outlook for the 2021/2022 financial years. Furthermore, the Committee monitored the status of the implementation of a system of Internal Control over Financial Reporting (ICoFR) to ensure SOX compliance by end of 2019 and discussed the proposed impairment tests in preparation for the annual audit. Finally, the Committee dealt with the random sampling examination of the annual financial statements and the consolidated financial statements of the Company as of December 31, 2018 by the German Financial Reporting Enforcement Panel (Deut-sche Prüfstelle für Rechnungslegung e.V. – DPR). The examination was concluded in November 2019 and did not result in any findings. To increase eï¬ƒciency, there is a joint Remuneration and Nomination Committee, which deliberates on matters relating to remuneration and nomination. The Committee met on seven occasions in the 2019 financial year, thereby six times by way of telephone conference. All Committee members participated at all Committee meetings. In its function as a remuneration committee, the Committee mainly dealt with the Management Board’s remuneration system and level of compensation. In this context, the Committee also commissioned an independent remuneration expert with the task of preparing a Management Board remuneration report to verify the appropriateness of the Management Board’s remuneration. Based on this report, the Committee prepared a recommendation on the Management Board’s compensation and submitted this to the Supervisory Board for approval. The Committee also dealt with the ratio of compensation between the Management Board and the Senior Management Group and the staff overall and had this ratio reviewed by the commissioned remuneration expert. This expert confirmed the appropriateness of these “vertical” compensation ratios. In addition, the Committee gave careful consideration to the corporate targets as a basis for the Management Board’s short-term variable remuneration and oï¬ered appropriate recommendations to the Supervisory Board for resolution. The Committee discussed the key performance indicators of the long-term incentive plans for the Management Board, Senior Management Group and other employees in key positions. In its function as the Nomination Committee, the Committee recommended the appointment of Dr. Jean-Paul Kress as the new Chief Executive Oï¬ƒcer, as well as the re-appointment of Jens Holstein as Chief Financial Oï¬ƒcer and of Dr. Markus Enzelberger as Chief Scientific Oï¬ƒcer and prepared the corresponding management board contracts. In addition, this Committee prepared the release agreement with the former Chief Executive Oï¬ƒcer, Dr. Simon Moroney. Further, the

Report of the Supervisory Board

To Our Shareholders – The Company

31

GROUP MANAGEMENT REPORT FINANCIAL STATEMENTS

Nomination Committee recommended the nominations of Krisja Vermeylen and Sharon Curran as Supervisory Board candidates for re-election and election at the 2019 Annual General Meeting. In addition, this Committee dealt with succession planning within the Company.

The Science and Technology Committee met on six occasions during the 2019 financial year, whereby one of those meetings was held by telephone. All Committee members participated in all Committee meetings. The Committee dealt mainly with the Company's discovery activities as well as overall strategy to expand the proprietary drug pipeline, the development of new technologies, the Company's drug development plans and future development strategy, progress in the clinical trials as well as required budget resources. One major focus was the approval strategy for tafasitamab and the interactions with the FDA and EMA. The Committee also addressed the production of clinical trial and commercial materials for the Company's proprietary drug candidates including readiness for commercial supply and the competitive and patent situations of the Company's proprietary drug candidates. Finally, the Committee reviewed the development activities regarding MOR106 and MOR107 as well as the further development of MOR202 in autoimmune diseases.

In addition to the three permanent committees, an ad-hoc deal committee was established in October 2019 to act as sounding board with regard to the tafasitamab partnership discussions, advise on deal terms and make the negotiation process and involvement of the Supervisory Board more efficient in that regard. The ad-hoc deal committee automatically ended with the signing of the Incyte Agreement in January 2020.

## CORPORATE GOVERNANCE

The Supervisory Board devoted its attention to the further development of MorphoSys' corporate governance, taking into consideration the Code as amended by the Regierungskommission Deutscher Corporate Governance Kodex (Government Commission for the German Corporate Governance Code) in February 2017. The detailed Corporate Governance Report, including the Corporate Governance Statement according to Section 289f HGB and the Group Statement on Corporate Governance according to Section 315d HGB (German Commercial Code), can be found on the Company's website under the heading "Media & Investors > Corporate Governance > Corporate Governance Report" and in the Annual Report on pages 90 to 117.

We also discussed with the Management Board the Company's compliance with the Code's recommendations and in one justified case approved an exception to the Code's recommendations. Based on this consultation, the Management Board and the Supervisory Board submitted the annual Declaration of Conformity on November 29, 2019. The current version of the Declaration of Conformity can be found in this Annual Report and is permanently available on the Company's website under the heading "Media & Investors > Corporate Governance > Declaration of Conformity."

## CHANGES IN THE COMPOSITION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD

The (former) Chief Executive Officer of the Company, Dr. Simon Moroney, informed the Supervisory Board on February 19, 2019 that he has decided not to renew his contract as a member of the Company's Management Board. As a result of his decision, Dr. Moroney stepped down as a member of the Management Board and Chief Executive Officer of the Company as of the expiry of August 31, 2019. By decision of the Supervisory Board of June 24, 2019, Dr. Jean-Paul Kress was appointed as the new Chief Executive Officer for a term of office of three years from September 1, 2019 until August 31, 2022. No further changes in the composition of the Management Board took place during the 2019 financial year. However, the Chief Scientific Officer of the Company, Dr. Markus Enzelberger, resigned as member of the Management Board and CSO in November 2019 with effect as of February 29, 2020.

The following changes in the composition of the Supervisory Board took place during the 2019 financial year: Krisja Vermeylen was re-elected to the Supervisory Board by the 2019 Annual General Meeting, following expiry of her term of office, and Sharon Curran was newly elected, following an extension of the Supervisory Board from six to seven members. To support the onboarding of new Supervisory Board members, the Company has established a respective handbook outlining principal rights and duties of Supervisory Board members as well as relevant legal documents, such as Rules of Procedure of the Supervisory Board and its Committees.

The Company – To Our Shareholders
32
Report of the Supervisory Board

### AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS

For the 2019 financial year, the Company commissioned PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Munich ("PwC") as its auditor. The audit contract was awarded by the Supervisory Board in accordance with the resolution of the Annual General Meeting on May 22, 2019. In accordance with Item 7.2.1 of the Code, the Supervisory Board obtained a declaration of independence from the auditor in advance.

The consolidated financial statements and the annual financial statements of MorphoSys AG, as well as the Management Report and Group Management Report for the 2019 financial year, were properly audited by PwC and issued with an unqualified audit opinion. The key topics of the audit for the consolidated and annual financial statements for the 2019 financial year were management override of controls and fraud in revenue recognition, revenue accounting for complex out-licensing arrangements and completeness of revenue recognition, measurement of the carrying amounts of goodwill and intangible assets that have indefinite useful lives, recognition and measurement of the 2019 share-based payment programs, accounting for accruals for outstanding invoices for external laboratory funding and external services, presentation and measurement of financial assets as well as the assessment of the design and effectiveness of internal controls in accordance with SOX404.

In addition, the auditor confirmed that the Management Board had established an appropriate reporting and monitoring system that is suitable in its design and administration for the early detection of developments that could threaten the Company's existence.

The audit reports and documents relating to the annual financial statements and consolidated financial statements were provided on a timely basis to all Supervisory Board members for review. The audit report, the consolidated financial statements, the Group Management Report of the MorphoSys Group and the audit report, the annual financial statements and the Management Report of MorphoSys AG were discussed in detail at the Audit Committee meeting on March 10, 2020, and the meeting of the Supervisory Board on March 11, 2020. The auditor attended all meetings concerning the consolidated and annual financial statements, the half-year report and quarterly interim statements and reported on the key results of his audit and review, respectively. The auditor also explained the scope and focus of the audit and review and was available to the Audit Committee and the Supervisory Board to answer questions and provide further information.

The Audit Committee discussed the audit results in detail and recommended to the Supervisory Board that it approves the consolidated and annual financial statements prepared by the Management Board. The Supervisory Board also took note of the audit results and, in turn, reviewed the consolidated and annual financial statements and Management Reports in accordance with the statutory provisions. Following its own examination, the Supervisory Board also determined that it sees no cause for objection. The consolidated and annual financial statements as well as the Group Management Report and the Management Report as prepared by the Management Board and audited by the auditor, were subsequently approved by the Supervisory Board. Thus, the annual financial statements were adopted.

Report of the Supervisory Board

To Our Shareholders – The Company

33

GROUP MANAGEMENT REPORT

FINANCIAL STATEMENTS

### RECOGNITION FOR DEDICATED SERVICE

On behalf of the entire Supervisory Board, I would like to thank the members of the Management Board and the employees of MorphoSys for their achievements, their dedicated service and the inspirational work environment witnessed during this past financial year. Through their efforts, MorphoSys' portfolio has continued to mature and expand, and important milestones have been achieved.

The Supervisory Board would also like to thank our departed Management Board members, namely Dr. Simon Moroney for his extraordinary vision and leadership over the past 27 years that contributed substantially to making MorphoSys the biopharmaceutical success story that it is today as well as Dr. Markus Enzelberger for his exceptional dedication and contribution to the science and technology expertise at MorphoSys.

Planegg, March 11, 2020

Dr. Marc Cluzel
Chairman of the Supervisory Board

The Company – To Our Shareholders
34
Supervisory Board of MorphoSys AG

# Supervisory Board of MorphoSys AG



**DR. MARC CLUZEL**
*Chairman*, Montpellier, France

**MEMBER OF THE SUPERVISORY BOARD OF:**
Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors)
Moleac Pte. Ltd., Singapore (Member of the Board of Directors)



**DR. FRANK MORICH**
*Deputy Chairman*, Berlin, Germany

**MEMBER OF THE SUPERVISORY BOARD OF:**
Cue Biopharma Inc., Cambridge, MA, USA (Member of the Board of Directors)



**MICHAEL BROSNAN**
*Board Member*, Westford, MA, USA

**NO OTHER SUPERVISORY BOARD MEMBERSHIPS**

The CVs of our Supervisory Board Members can be found on the Company's website under the heading "Company > Management > Supervisory Board."

Supervisory Board of MorphoSys AG
To Our Shareholders – The Company
35

GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS



**KRISJA VERMEYLEN**
*Board Member,* Herentals, Belgium

**MEMBER OF THE SUPERVISORY BOARD OF:**
Spencer Stuart, Belgium (Member of the Advisory Board)



**WENDY JOHNSON**
*Board Member,* San Diego, CA, USA

**NO OTHER SUPERVISORY BOARD MEMBERSHIPS**



**DR. GEORGE GOLUMBESKI**
*Board Member,* Far Hills, NJ, USA

**MEMBER OF THE SUPERVISORY BOARD OF:**
Aura Biosciences Inc., Cambridge, MA, USA (Chairman of the Board of Directors)
Carrick Therapeutics Ltd., Dublin, Ireland (Chairman of the Board of Directors)
Enanta Pharmaceuticals, Inc., Watertown, MA, USA (Member of the Board of Directors)
KSQ Therapeutics, Inc., Cambridge, MA, USA (Member of the Board of Directors)
Sage Therapeutics, Cambridge, MA, USA (Member of the Board of Directors)
Shattuck Labs, Inc., Austin, TX, USA (Member of the Board of Directors)
Verseau Therapeutics, Inc., Bedford, MA, USA (Chairman of the Board of Directors)



**SHARON CURRAN**
*Board Member,* Dublin, Ireland

**MEMBER OF THE SUPERVISORY BOARD OF:**
Circassia Pharmaceuticals plc., Oxford, United Kingdom
(Member of the Board of Directors)

The Company – To Our Shareholders
36
MorphoSys on the Capital Market

# MorphoSys on the Capital Market

## Stock Market Environment and Morphosys Share Performance

The 2019 trading year turned out to be an exceptional year, despite the relatively challenging political and economic environment. Germany's leading DAX index gained more than 25% for the full year, while the MDAX rose even higher, gaining more than 30%. Concerns about a downturn in the global economy, the trade dispute between the U.S. and China, and uncertainties surrounding Brexit were not enough to dampen the favorable performance. The Dow Jones also ended the year on a positive note, with a gain of 22%. Biotechnology stocks benefited from this trend, reflected by the gain in the Nasdaq Biotech Index of 24% over the prior year.

MorphoSys AG shares have been trading on the Frankfurt Stock Exchange since 1999. In April 2018, MorphoSys issued American Depositary Shares (ADSs) based on MorphoSys' common stock and began trading on the U.S. Nasdaq exchange. The Company's ticker symbol is "MOR" on both exchanges.

MorphoSys' shares began the reporting year on the Frankfurt Stock Exchange at a price of € 88.95. After maneuvering a relatively volatile first half-year, the shares gained considerable momentum in July 2019 and broke through the € 100 threshold on July 19, 2019. The shares then began a year-end rally starting in mid-November and reached their high for the year on December 16, 2019 at € 129.90. The shares closed the reporting year at € 126.80, recording a gain of 43%.

» SEE FIGURE 01 – *Performance of the MorphoSys Share in 2019 (page 37)*
» SEE FIGURE 02 – *Performance of the MorphoSys Share 2015–2019 (page 37)*

## Liquidity and Index Membership

The average daily trading volume in MorphoSys shares across all regulated trading platforms grew by approximately 14% in 2019 over the prior year and amounted to € 25.6 million (2018: € 22.5 million). The average daily trading volume on the TecDAX and MDAX indices also saw a rise of respectively 82% and 19%. At the end of 2019, MorphoSys ranked 9th in the TecDAX in terms of market capitalization* (2018: 10th) and 11th in terms of trading volume (2018: 14th). In the MDAX, MorphoSys shares ranked 55th in terms of market capitalization (2018: 59th) and 57th in terms of trading volume (2018: 65th; the rank refers to DAX (30) and MDAX (60) companies).

*SEE GLOSSARY – *page 192*

On alternative trading platforms ("dark pools"), the average daily trading volume in MorphoSys shares amounted to approximately 196,000 shares, valued at € 19.1 million in 2019 (2018: approximately 173,000 shares valued at € 16.2 million), representing a year-on-year increase of around 17%.

## Capital Structure

The Company's common stock increased to 31,957,958 shares, or € 31,957,958, in the reporting year following the exercise of convertible bonds granted to the Management Board and the Senior Management Group in 2013. A detailed description of the convertible bond program can be found in Note 7.2 in the Notes to the Consolidated Financial Statements.

**TABLE 01**
*Key Data for the MorphoSys Share (December 31)*

| | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| Total stockholders' equity (in million €) | 394.7 | 488.4 | 358.7 | 415.5 | 362.7 |
| Number of shares issued (number) | 31,957,958 | 31,839,572 | 29,420,785 | 29,159,770 | 26,537,682 |
| Market capitalization (in million €) | 4,052 | 2,832 | 2,253 | 1,422 | 1,530 |
| Closing price in € (Xetra) | 126.80 | 88.95 | 76.58 | 48.75 | 57.65 |
| Average daily trading volume (in million €) | 25.6 | 22.5 | 15.6 | 9.7 | 14.9 |
| Average daily trading volume (in % of common stock) | 0.81 | 0.77 | 0.83 | 0.78 | 0.87 |

MorphoSys on the Capital Market To Our Shareholders – The Company T TS 37 OR REP EMEN T STAT 01 150 MANAGEMEN 140 INANCIAL F Performance of 130 GROUP the MorphoSys Share 120 in 2019 (January 1, 2019 = 100%) 110 100 90 80 70 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC MOR PHOS YS XE TR A MOR PHOS YS NASDAQ TECDA X MDA X NASDAQ B IOTECH 02 250 200 150 Performance of the MorphoSys Share 100 2015–2019 (January 1, 2015 = 100%) 50 0 2015 2016 2017 2018 2019 MOR PHOS YS TECDA X NASDAQ B IOTECH Various voting rights notifications were made pursuant to ment Board and Supervisory Board and will depend on our Section 26 (1) of the German Securities Trading Act (WpHG) net assets, financial position, results of operations, capital during the reporting year. The notifications were published requirements and other factors that the Management Board on the MorphoSys website under Media and Investors – Stock and Supervisory Board deem relevant. Information – Recent Voting Rights Notifications. At the end of the reporting year, the free float in MorphoSys AG Investor Relations Activities shares, as per the definition of Deutsche Börse, was 99.29%. On June 25, 2019, MorphoSys hosted a “Meet the Team” event for analysts and investors in New York. During this event, Dividend Policy MorphoSys introduced the members of the U.S. management team and provided an overview of the proposed commercial We have not distributed dividends since our inception, and structure in the U.S. and the progress that has been made in we do not expect to set or distribute any cash dividends in the preparation for the market launch of tafasitamab* planned foreseeable future. It is our intention to invest any future for mid-2020 (subject to U.S. FDA* approval). MorphoSys also profits in the growth and development of our business. Unless presented its market access strategy followed by an opportu-otherwise required by law, the future determination of any nity for participants to address questions to the management. cash dividends will be at the sole discretion of the Manage- Interested parties worldwide were also given access to this

The Company – To Our Shareholders MorphoSys on the Capital Market 38 event via webcast. A total of more than 70 investors, analysts and shareholders watched the Management Board’s presentations. *SEE GLOSSARY – page 192 At the 61st ASH conference in Orlando, MorphoSys held a corporate event for scientific and medical experts, as well as a meeting for financial analysts where management was available to answer questions. Eight of the analysts covering MorphoSys attended this event. MorphoSys also participated in more than 25 international investor conferences in 2019 and held several roadshows across the U.S. and Europe. The greatest interest continued to be expressed in the United States, where a number of specialized healthcare investors are based. Conference calls were held with the publication of the annual, half-year and quarterly results. During these calls, the Management Board reported on recent and anticipated business developments and answered questions from analysts and investors. The main topics in investor discussions included the development and progress of the regulatory filing for our lead product candidate tafasitamab, as well as the general progress of our proprietary portfolio and partnered pipeline. At the end of the year, a total of 16 analysts covered MorphoSys shares (an increase of two compared to 2018). TABL E 02 Analyst Recommendations (December 31, 2019) Buy/Overweight/Market Outperform Hold/Neutral Reduce/Underperform 11 4 1 More detailed information on MorphoSys shares, key financial figures, strategic direction and the latest Group developments can be found on the Company’s website under Media and Investors.

Ethical Standards and Regulator y Framework Sustainable Corporate Governance – The Company 39 GROUP MANAGEMEN T REP OR T F INANCIAL STAT EMEN TS Sustainable Corporate Governance We are conscious of the responsibility we share for present and future generations and see sustainable action as a prerequisite for long-term business success. Meeting the highest ecological, social and ethical standards is a top priority for us as a biopharmaceutical company and an integral part of our corporate culture. The core task of our company to develop even more eï¬ective and safer drugs and make them available to patients is aimed, by definition, at exerting a lasting positive influence. To ensure lasting business success, we incorporate environmental and social responsibility into our daily business and base our business model on sustainable growth that protects the interests of our shareholders, creates long-term value and weighs our actions in terms of their impact on the environment, society, patients and employees. Our long-term and sustainable business success rests on innovative research and development to meet the major challenge of providing comprehensive healthcare in the future. Due to a growing and aging population, biotechnology-derived drugs represent a growing portion of the overall health-care system. In the opinion of management, all aspects of our current business model support the sustainable investment interests of our shareholders. Ethical Standards and Regulatory Framework The Management Board monitors the Group’s compliance with the sustainability strategy, which is based on the Company’s Credo. The Credo stems from ethical principles that form the basis for MorphoSys’ activities and those of its employees and is further reinforced by a Code of Conduct. A committee comprising six employees and two members of the Management Board form our Global Compliance Committee, which is available to our employees as a point of contact at all times. The Compliance Officer, who is also a member of the Global Compliance Committee, coordinates the different aspects of MorphoSys’ Compliance Management Program (please see the Corporate Governance Report for more information). Employees can seek advice on all matters relating to ethical and legal compliance and report any suspicions or violations. These steps can also be taken anonymously. Compliance violations are always brought forward and dealt with accordingly. Our Code of Conduct establishes the scientific and ethical principles to be followed when conducting clinical trials* with humans or animals. Strict compliance with the applicable national and international regulations is mandatory for all MorphoSys employees and sub-contractors. As European and international legislation requires animal testing to determine the toxicity, pharmacokinetics and pharmacodynamics of drug candidates, the biotechnology industry cannot forgo this type of testing. Animal testing for our drug candidates is outsourced to contract research organizations (CROs*) as we do not have laboratories suitable for this type of research. As part of our product development activities, we award contracts for animal studies in accordance with the 3Rs principle of animal welfare (Replace, Reduce, Refine) as set out in national, European and international regulations. We have established a quality assurance system with written standard operating procedures (SOPs) that are continuously updated to ensure that we work only with those CROs who comply with local, national and international guidelines and animal welfare regulations. Animal studies are conducted only after the approval of the relevant ethics committee and under the supervision of the attending veterinarian. The institutions we work with also need to ensure that they are complying with the ethical principles and legal requirements involving animal research. In certain circumstances, these facilities are required to have a Good Laboratory Practice (GLP*) quality assurance certificate. By taking these steps, we are making sure we meet our moral obligation to treat animals respectfully as well as our legal obligations. On-site visits are also conducted with the scope of audits to check the contract research institutes’ test centers, the training and competence of the responsible staff and animal welfare. When conducting clinical trials, we comply with the ethical principles contained in the “Declaration of Helsinki” and adhere to the guidelines for Good Clinical Practice (GCP*), as well as all other relevant national and international laws and regulations. Trials are also carried out in accordance with the relevant data protection and privacy provisions. At MorphoSys, we make it a priority to protect the rights, safety and well-being of all participants involved in clinical trials and maintain the integrity of the data collected. Clinical trials are initiated only after approval is received from the relevant independent ethics committees and/or institutional review bodies. In addition, clinical trial participants are required to submit a voluntary informed consent prior to their participation. *SEE GLOSSARY – page 192

The Company – Sustainable Corporate Governance 40 Patients Patients are at the core of what we do. Our goal is to improve the lives of patients suï¬ering from serious diseases through innovative biopharmaceuticals. We are fully dedicated to achieving this goal through our work related to our proprietary portfolio and our collaborations with our partners. At the end of 2019, we had more than 95 active trials in which a total of almost 40,000 patients are to be treated with drug candidates based on our own research and development. While our proprietary portfolio is particularly focused on cancer and autoimmune diseases, our pipeline of partnered programs covers a broad range of indications, including in-flammatory diseases, Alzheimer’s and diabetes, to name just a few. Based on over ten years of experience in the clinical development of our own drug candidates we took a decisive step in 2019 to provide future drugs for patients using our own distribution structure. With our subsidiary in Boston (Massachusetts, U.S.), we are planning for a potential launch of our antibody tafasitamab in the U.S. by mid-2020, after we submitted a Biologics License Application for tafasitamab for the treatment of relapsed or refractory diï¬use large B cell lymphoma (r/r* DLBCL*) to the U.S. Food and Drug Administration (FDA) in December 2019. Our innovative approach to clinical development strategies enabled this step, which represents an important milestone on the way to becoming a fully integrated biopharmaceutical company. Further on, we intend to provide patients with access to tafasitamab through an expanded access program (EAP*), even prior to tafasitamab’s potential approval. In February 2020, we launched this EAP for patients with r/r DLBCL in the United States who are neither treated satisfactorily with an approved drug nor able to participate in a clinical trial. An EAP enables (bio-)pharmaceutical companies and physicians to address the unmet medical needs of patients suï¬ering from life-threatening or rare diseases by making innovative medicines available in an ethical and legally compliant manner before their approval. MorphoSys is providing tafasitamab free of charge to patients enrolled in the EAP. Patients We have a special responsibility to comply with the utmost in quality and safety standards with all processes. We follow detailed procedures and strict guidelines to avoid patient safety risks in drug development and ensure the quality of investigational products, as well as the integrity and reliability of the data generated. To control and regulate these processes in our own drug development activities, we implemented an integrated quality management system that complies with the applicable principles of Good Manufacturing Practice (GMP*), Good Clinical Practice (GCP), Good Laboratory Practice (GLP) and Good Distribution Practice (GDP*). This is how we ensure that all development activities follow national and international laws, rules and guidelines. Our independent quality assurance department prepares an annual risk-based audit plan for the objective auditing of contract research organizations, investigational sites, suppliers and contract manufacturers selected for clinical studies as well as our own departments involved in drug development activities. The Head of Quality Assurance reports to the Chief Executive Oï¬ƒcer to meet the stringent quality standards, ensure product quality and data integrity, as well as the safety of volunteers and patients in clinical trials. *SEE GLOSSARY – page 192 We hold a manufacturing license for the Qualified Person’s certification of investigational medicinal products, as well as a certificate from the German authorities of Upper Bavaria confirming the Company’s compliance with GMP standards and guidelines. ›› SEE FIGURE 03 – Quality Management System at MorphoSys (page 41)

Patients

Sustainable Corporate Governance – The Company

41

GROUP MANAGEMENT REPORT

FINANCIAL STATEMENTS

# 03

*Quality Management System at MorphoSys*

* SEE GLOSSARY:
*page 192*


CORPORATE REQUIREMENTS/
DEPARTMENTAL REQUIREMENTS
MANAGEMENT BOARD
QUALITY
MANAGEMENT
SYSTEMS
REGULATORY
REQUIREMENTS
1
TRAINING AND
QUALIFICATION
2
SELF-INSPECTION/
INTERNAL AUDITS
3
DOCUMENTATION
SYSTEM
4
HANDLING OF DEVIATIONS,
CHANGE CONTROL, COMPLAINTS,
OUT OF SPECIFICATION (OOS)
AND RECALLS
5
BATCH RECORD
REVIEW/BATCH
RELEASE
6
SOP SYSTEM*
7
EXTERNAL AUDITS
(CMO*, CTO*, CRO*,
CLINICAL TRIAL
SITES)

The Company – Sustainable Corporate Governance 42 Human Resources Our mission is to engineer the medicines of tomorrow. Our employees, who strive for excellence and cooperate closely across disciplines, are crucial to our success. We follow a progressive human resources policy for the long-term retention of professionally and personally suitable employees from a variety of fields. In an industry such as ours, where success largely depends on the creativity and commitment of staï¬, factors such as employee retention and employee satisfaction are crucial for success. Our employees have access to a broad range of on-site and external training programs, advanced education, specialized continuing education and development programs. They are also encouraged to attend and present at industry conferences. We promote not only our employees’ ongoing professional education but also their personal development, which may even include individualized coaching. Employees who take on management responsibilities at MorphoSys are generally expected to participate in management seminars tailored specifically for our Company. These seminars consist of several sequential modules whose purpose is to impart participants with theoretical management expertise and make them aware of the special demands we at MorphoSys place on our managers. We continued to actively promote the professional career paths of our specialists and experts during the reporting year. The intention with this type of career promotion, which is also available to employees without personnel responsibilities, is to maintain flat hierarchies and place traditional management and professional career paths on an equal footing, even in terms of their titles and compensation structures. We oï¬er in-house vocational training to help pave the way to promising careers, particularly for young people. We have been very successful in our approach to giving young applicants with the same aptitude equal consideration when awarding apprenticeships, regardless of whether or not they possess a diploma. On December 31, 2019, MorphoSys had four trainees in the IT department and six biology laboratory trainees (December 31, 2018: two IT trainees; six biology laboratory trainees). Our corporate values – innovation, collaboration, courage and determination – are cornerstones of our corporate culture. They guide how we behave and interact. As stated in our Credo, transparent communication among employees is a fundamental aspect. An example of this is our employees’ use of the Company intranet to obtain target-group-specific information. We also hold a general meeting every three weeks to give the Management Board an opportunity to present the latest developments and answer questions, and to provide Human Resources employees an opportunity to present selected projects. Employees can submit their questions and feedback directly in the meeting or in advance in writing – anonymously, if preferred. To promote our employer branding, we maintain a LinkedIn career site that targets potential applicants who want to learn more about our company. We report on a variety of activities above and beyond the daily routine and try to convey an authentic and contemporary image of MorphoSys. We help new employees become familiar with the Group through a wide range of onboarding activities. Employees can learn about the Group’s procedures through laboratory tours and one-day orientation seminars, featuring presentations from all operating departments. New executives are offered an additional seminar that concentrates specifically on their future management duties. We oï¬er free athletic opportunities, such as soccer, volleyball and basketball, as well as relaxation alternatives from autogenic training to massages for a fee. ering these activities promotes employee health and socializing across all departments. Some employees also received training to give exercise instruction to small groups during breaks. Providing feasible concepts for reconciling a professional career with personal life is a strategic success factor for progressive companies. For several years now, we have been offering employees a diverse range of options that include flexible time schedules and special part-time work arrangements. Modern IT equipment also gives employees the option to work conveniently while on business trips or from a home oï¬ƒce. We also make it easier for employees with families to reenter the workforce and combine their work and family lives. And finally, we cooperate with an outside provider that oï¬ers our employees additional services related to care and nursing. At MorphoSys, we make every eï¬ort to protect our employees from hazards in the workplace, and use preventative measures to help safeguard their health. During the past reporting year, with only one reportable occupational accident, the number of accidents at the workplace remained at a very low level and significantly below the average level for the chemical industry in Germany (14.7 notifiable accidents at work per 1,000 full-time employees in the latest survey by the BG RCI in 2018). Through the help of guidelines, training and regular medical check-ups, our goal is to keep the number of accidents at this low level while maintaining the safety and well-being of all our employees at the highest level possible. ›› SEE FIGURE 04 – Occupational Safety at MorphoSys (page 43)

Human Resources – Environmental Protection
Sustainable Corporate Governance – The Company
43
GROUP MANAGEMENT REPORT
FINANCIAL STATEMENTS

# 04

*Occupational Safety at MorphoSys*


ONLY CERTIFIED COMPANIES ARE AUTHORIZED BY MORPHOSYS TO DISPOSE OF CHEMICAL WASTE
PATHOGENIC ORGANISMS ARE PROCESSED IN LABORATORIES WITH PARTICULAR SAFETY STANDARDS
INTRODUCTION OF HAZARDOUS MATERIALS FOR R&D PURPOSES:
A dedicated biosafety team as defined by the "Gentechnik Sicherheitsverordnung" (German Genetic Engineering Safety Directive) and other safety professionals perform an internal audit to assess the risk involved
Specific safety and evacuation training for the employees working with the substances
Assurance that all safety measures are implemented before actual work commences
LOWEST POSSIBLE AMOUNTS OF HAZARDOUS SUBSTANCES USED
ONLY SPECIALLY TRAINED EMPLOYEES ARE ALLOWED TO WORK WITH TOXIC SUBSTANCES

## Environmental Protection

Environmental protection is of central importance to MorphoSys. As a responsible and sustainable company, we handle resources with care.

We work consciously to minimize the level of toxic substances used in our laboratory activities. Only a specially trained group of persons is permitted to handle toxic substances, and work with infectious pathogens is allowed solely in secured laboratory rooms. We only commission companies to dispose of chemical waste that are certified to do so. MorphoSys does not work with radioactive substances.

MorphoSys' head office building in Planegg near Munich was awarded the Gold Certificate from the German Sustainable Building Council (DGNB) for meeting numerous sustainability criteria in the areas of ecology, economy, sociocultural and functional aspects, technology, processes and location. The company does not use fossil fuels and cools and heats its offices with a heat pump and groundwater.

Group Management Repor t Contents 44 Group Management Report

Contents Group Management Repor t T TS 45 OR REP EMEN T STAT MANAGEMEN INANCIAL GROUP F 47 Fundamentals of the MorphoSys Group 61 Macroeconomic and Sector-Specific Conditions 62 Analysis of Net Assets, Financial Position and Results of Operations 77 Outlook and Forecast 81 Risk and Opportunity Report 89 Subsequent Events 90 Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report

Group Management Repor t Fundamentals of the MorphoSys Group 46 2019 was a successful year for MorphoSys. It is our goal to discover, develop and commercialize outstanding, innovative therapies for patients suï¬ering from serious diseases. Cancer is the focus of our business activities, and our lead candidate is tafasitamab* – our proprietary anti-CD19 antibody in clinical development for certain B cell diseases. We reached several milestones on the way to our goal of obtaining tafasitamab’s approval for relapsed/refractory DLBCL in the United States. We also reported positive data from the primary analysis of the phase 2 clinical trial known as L-MIND and positive topline results from the primary analysis of the retrospective observational matched control cohort Re-MIND. For B-MIND, we reported the successful passing of the pre-planned interim analysis for futility. In December, we submitted our Biologics License Application to the U.S. FDA seeking approval for tafasitamab in combination with lenalidomide. In preparation for tafasitamab’s market launch, which we plan for in mid-2020 given U.S. FDA approval, we have continued to grow our U.S. operations and establish the commercial structures necessary. We have also initiated clinical development of tafasitamab as a frontline therapy in DLBCL to expand its development beyond r/r DLBCL. For our anti-CD38 antibody MOR202, we have initiated the clinical development for the treatment of an autoimmune kidney disease, while our partner I-Mab initiated the clinical development in Taiwan with MOR202 in multiple myeloma as second- and third-line treatment and, after receiving IND approval, expanded these studies to mainland China. We were also able to report successes of our partners. Our partner Janssen continued to investigate the use of Tremfya®, the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology, in additional indications and reported positive long-term data in plaque psoriasis and initial data in psoriatic arthritis. The data in psoriatic arthritis formed the basis for the filing of a request for approval with both the U.S. FDA and the EMA. We reinvested our royalty payments, which were significantly higher in 2019, in the development of our proprietary drug programs and in the establishment of a sales organization. We aim to become a fully integrated biopharmaceutical company that develops and commercializes its own drugs. We made important progress on the way to this goal during the 2019 reporting year.

Fundamentals of the MorphoSys Group Group Management Repor t 47 F INANCIAL STAT EMEN TS Fundamentals of the MorphoSys Group Organizational Structure and Business Model The MorphoSys Group, consisting of MorphoSys AG and its subsidiaries, develops and commercializes antibodies and peptides for therapeutic purposes. The registered oï¬ƒce of MorphoSys AG is located in Planegg near Munich, Germany. Lanthio Pharma B.V., a wholly owned subsidiary of MorphoSys AG, and its subsidiary LanthioPep B.V. are based in Groningen, the Netherlands. MorphoSys US Inc., the wholly owned U.S. subsidiary of MorphoSys AG, was established in Boston, Massachusetts, U.S., to facilitate the potential future commercialization of tafasitamab. The Planegg site is home to central corporate functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications and investor relations, as well as to the two segments Proprietary Development and Partnered Discovery. The Company’s subsidiaries MorphoSys US Inc. and Lanthio Pharma B.V. and its subsidiary LanthioPep B.V. are largely independent and have their own management, administration, human resources and financial accounting and business development departments. The subsidiaries Lanthio Pharma B.V. and LanthioPep B.V. also have their own research and development laboratories. The central departments Medical Aï¬airs, Market Access, Sales and Marketing, Commercial Operations and Legal and Finance are all based at MorphoSys US Inc. Further information on the Group’s structure can be found in Note 2.2.1 contained in the Notes to the Consolidated Financial Statements. LEGAL STRUCTURE OF THE MORPHOSYS GROUP: GROUP MANAGEMENT AND SUPERVISION The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the Nasdaq Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body with its four members (after the departure of Dr. Enzelberger at the end of February 2020, the Management Board consists of three members) appointed and overseen by the Supervisory Board. The Supervisory Board is elected by the Annual General Meeting and currently consists of seven members. Detailed information concerning the Group’s management and control and its corporate governance principles can be found in the Corporate Gover- *SEE GLOSSARY – page 192 nance Report. The Senior Management Group supports the Management Board of MorphoSys AG. At the end of the reporting year, the Senior Management Group consisted of 36 managers from various departments. Targets and Strategy MorphoSys’ mission is to discover, develop and commercialize innovative therapies for patients suffering from serious diseases. The Company’s business activities are focused on cancer. Over the past few years, we have successfully transitioned from a technology provider to a drug developer. Now, in this next phase of our development, our goal is to become an integrated bio-pharmaceutical company. We have leading expertise in antibody, protein and peptide technologies and, together with our partners, have developed more than 100 therapeutic product candidates, 28 of which are currently in clinical development. We see our proprietary compounds in research and development as our main value driver, particularly our drug candidate tafasitamab for the treatment of blood cancers. Guselkumab (Tremfya®) is marketed by Janssen and is the first commercial product based on MorphoSys’ proprietary technology. Tremfya® has received approval in the U.S., Canada, the European Union, Japan and a number of other countries. As with the majority of our development programs, this antibody is derived from a partnership with a pharmaceutical company. MorphoSys intends to use the revenues generated from these partnerships to expand its proprietary development portfolio. This portfolio currently consists of twelve programs, one of which is in pivotal development. The Proprietary Development segment focuses on the development of therapeutic agents based on our proprietary technology platforms, candidates in-licensed from other companies and programs co-developed with partners. During clinical development, we determine whether and at which point to pursue a partnership for later development and commercialization. The drug candidate can then be either completely out-licensed or developed further in cooperation with a pharmaceutical or bio-technology company (co-development). Alternatively, individual projects may be developed on a proprietary basis until they reach the market and independently commercialized in selected regions.

Group Management Repor t Fundamentals of the MorphoSys Group 48 In the Partnered Discovery segment, MorphoSys generates antibody candidates for partners in the pharmaceutical and bio-technology industries. We receive contractual payments, which include license fees for technologies and funded research, as well as success-based milestone payments and royalties* on product sales. The funds generated from these partnerships support our long-term business model and help fund our proprietary development activities. Both segments are based almost exclusively on MorphoSys’ innovative technologies, which include the HuCAL* antibody library*, which is the basis for more than 20 product candidates currently in clinical development, and the next-generation antibody platform Ylanthia*. In recent years, we have also established two types of stabilized peptide platforms: our lan-thipeptide platform, which we gained access to following our acquisition of Lanthio Pharma B.V. in May 2015, and our proprietary helix-turn-helix (HTH*) peptide platform. We continue to apply our resources and expertise to expand and deepen our technologies. We have also augmented our portfolio with the addition of the in-licensed and acquired drug candidates tafasi-tamab and MOR107. Our goal is to maximize the portfolio’s value by investing in the development and, if appropriate, the commercialization of our proprietary drug candidates while maintaining financial discipline and strict cost control. Group Management and Performance Indicators MorphoSys uses both financial as well as non-financial indicators to steer the Group. These indicators help to monitor the success of strategic decisions and give the Group the opportunity to take quick corrective action when necessary. The Company’s management also follows and evaluates selected early indicators so that it can thoroughly assess a project’s progress and act promptly should a problem occur. FINANCIAL PERFORMANCE INDICATORS Our financial performance indicators are described in detail in the section entitled “Analysis of Net Assets, Financial Position and Results of Operations.” The financial indicators used to measure the Company’s operating performance are primarily revenues, expenses for proprietary product and technology development and earnings before interest and taxes (EBIT – defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on finan-cial assets and income taxes). The financial performance indicator expenses for proprietary product and technology development will be replaced by total operating expenses for research and development (R&D expenses) as of fiscal year 2020. Expenses for proprietary product and technology development have already been part of total R&D expenses to date. Management considers total R&D expenses to be a more meaningful indicator for the internal steering of the Group. MorphoSys’ business performance is additionally influenced by factors such as liquidity (presented in the following balance sheet items: “cash and cash equivalents,” “financial assets at fair value, with changes recognized in profit or loss” and “other financial assets at amortized cost”), operating expenses and segment results. These indicators are also routinely analyzed and evaluated. A budget planning for the current financial year is revised and updated quarterly with special attention given to the statement of profit or loss and liquidity. Each year, the Company prepares a mid-term plan for the subsequent three years. An in-depth cost analysis is prepared regularly and used to monitor the Company’s adherence to financial targets and make comparisons to previous periods.

Fundamentals of the MorphoSys Group

Group Management Report

49

FINANCIAL STATEMENTS

**TABLE 03**

*Development of Key Financial Performance Indicators*[1]

| in million € | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| **MORPHOSYS GROUP** | | | | | |
| Revenues | 71.8 | 76.4 | 66.8 | 49.7 | 106.2 |
| Operating expenses | (179.9) | (136.5) | (133.8) | (109.8) | (93.7) |
| EBIT[2] | (107.9) | (59.1) | (67.6) | (59.9) | 17.2 |
| Liquidity[3] | 357.4 | 454.7 | 312.2 | 359.5 | 298.4 |
| **PROPRIETARY DEVELOPMENT** | | | | | |
| Segment revenues | 34.3 | 53.6 | 17.6 | 0.6 | 59.9 |
| Segment EBIT | (109.1) | (53.3) | (81.3) | (77.6) | 10.7 |
| **PARTNERED DISCOVERY** | | | | | |
| Segment revenues | 37.5 | 22.8 | 49.2 | 49.1 | 46.3 |
| Segment EBIT | 26.8 | 13.3 | 30.2 | 31.0 | 20.4 |

[1] Differences may occur due to rounding.
[2] Contains unallocated expenses (see also Item 3.3 of the Notes): 2019: € 25.7 million, 2018: € 19.2 million, 2017: €16.5 million.
[3] Liquidity presented in the following balance sheet items: as of December 31, 2019, 2018 "cash and cash equivalents," "financial assets at fair value, with changes recognized in profit or loss" as well as "other financial assets at amortized cost"; as of December 31, 2017, 2016, 2015 "cash and cash equivalents," "available-for-sale financial assets and bonds" as well as "financial assets classified as loans and receivables."

## NON-FINANCIAL PERFORMANCE INDICATORS

MorphoSys is transitioning from a technology provider focused on the discovery and development of innovative antibody-based therapies to a fully integrated biopharmaceutical company. The Group's focus continues to be on the steady development of the product pipeline and the Company's proprietary drug candidates. Preparing for the potential launch of MorphoSys' first proprietary drug in 2020 is becoming increasingly more important, and thus the focus in the 2019 reporting year was on the development of tafasitamab, the Company's most advanced proprietary product candidate. A decisive milestone was reached at the end of December 2019 with the submission of the Biologics License Application (BLA*) to the U.S. Food and Drug Administration (FDA*) for the treatment of relapsed/refractory diffuse large B cell lymphoma (r/r* DLBCL*). With a total of 116 therapeutic product candidates at the end of the reporting year (end of 2018: 115), twelve of which in the Proprietary Development segment, the number of pipeline programs in 2019 remained stable while the product candidates continued to mature.

*SEE GLOSSARY – *page 192*

Group Management Report
50
Fundamentals of the MorphoSys Group

**TABLE 04**
*Sustainable Development Key Performance Indicators (SD KPIs*) at MorphoSys (December 31)*

| | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| **PROPRIETARY DEVELOPMENT (NUMBER OF INDIVIDUAL ANTIBODIES)** | | | | | |
| Programs in Discovery | 6 | 6 | 7 | 8 | 8 |
| Programs in Preclinic | 1 | 1 | 1 | 1 | 2 |
| Programs in Phase 1[1] | 1 | 1 | 2 | 2 | 1 |
| Programs in Phase 2 | 1 | 3 | 2 | 3 | 3 |
| Programs in Phase 3[2] | 3 | 1 | 1 | 0 | 0 |
| **TOTAL[1]** | **12** | **12** | **13** | **14** | **14** |
| **PARTNERED DISCOVERY (NUMBER OF INDIVIDUAL ANTIBODIES)** | | | | | |
| Programs in Discovery | 56 | 55 | 54 | 54 | 43 |
| Programs in Preclinic | 24 | 24 | 24 | 22 | 25 |
| Programs in Phase 1 | 9 | 11 | 11 | 10 | 9 |
| Programs in Phase 2 | 12 | 11 | 10 | 12 | 9 |
| Programs in Phase 3[3] | 2 | 2 | 2 | 2 | 3 |
| Programs Launched[3] | 1 | 1 | 1 | 0 | 0 |
| **TOTAL** | **104** | **103** | **101** | **100** | **89** |

[1] Including MOR107, for which a phase 1 study in healthy volunteers was completed; the compound is currently in preclinical investigation.
[2] Thereof the fully out-licensed program otilimab, out-licensed to GSK; and MOR202, out-licensed to I-Mab Biopharma for the development in China, Hong Kong, Macao and Taiwan.
[3] We still consider Tremfya® as a phase 3 compound due to ongoing studies in various indications. Therefore the number of "Programs in Phase 3" as well as the "Programs Launched" both include Tremfya®. Regarding the total number of programs in the pipeline, however, we only count it as one program.

*SEE GLOSSARY – *page 192*

## LEADING INDICATORS

MorphoSys follows regularly a variety of leading indicators to monitor the macroeconomic environment, the industry and the Company itself. At the Company level, economic data is gathered on the progress of the segments' individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment and the availability of research funds and reviews these data carefully.

For active collaborations, a joint steering committee meets regularly, i.e. usually quarterly, to update and monitor the programs' progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly, i.e. once a year, provide MorphoSys with written reports so that the Company can follow the progress of therapeutic programs.

Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer, but also generally in relation to new technologies in the market, serve as early indicators of business development. By continuously monitoring the market, MorphoSys can quickly respond to trends and requirements and initiate its own activities or partnerships.

Fundamentals of the MorphoSys Group Group Management Repor t 51 F INANCIAL STAT EMEN TS Business Activities TECHNOLOGIES MorphoSys has developed a number of technologies that provide direct access to human antibodies for the treatment of diseases. MorphoSys uses these technologies for programs in both the Proprietary Development and Partnered Discovery segments. One of MorphoSys’ most important technologies is HuCAL, which is a collection of several billion fully human antibodies and a system for their optimization. Another important platform is Ylanthia, a large antibody library representing the next generation of antibody technologies. Ylanthia is based on an innovative concept for generating highly specific and fully human antibodies. MorphoSys expects Ylanthia to set a new standard in therapeutic antibody development in the pharmaceutical industry in this decade and beyond. Slonomics* is the Company’s patented, fully automated technology for gene synthesis and modification, which is used to generate highly diverse gene libraries in a controlled process to be used, for example, for the improvement of antibody properties. The lanthipeptide technology developed by Lanthio Pharma B.V., a wholly owned MorphoSys subsidiary, complements existing antibody libraries and opens up new opportunities for drug discovery based on stabilized peptides. MorphoSys technology portfolio is further strengthened by its proprietary helix-turn-helix (HTH) peptide technology. In contrast to lanthipeptides*, which are stabilized by amino acid modification, HTH peptides are inherently stable as a result of their structure. In addition, we entered into an agreement with Vivoryon Therapeutics AG in July 2019 granting us an exclusive option to license Vivoryon’s small molecule QPCTL* inhibitors in the field of oncology. We are now conducting preclinical validation experiments in combination with our antibodies, above all with tafasitamab. DRUG DEVELOPMENT MorphoSys has a broad development pipeline and develops drugs using its own research and development (R&D) and in collaboration with pharmaceutical and biotechnology partners and academic institutions. ›› SEE FIGURE 05 – Active Clinical Studies with MorphoSys Antibodies (page 52) The core business is the development of new therapies for patients suï¬ering from serious diseases. In 2017, the first therapeutic compound (Tremfya®) based on MorphoSys’ proprietary technology and developed by the licensee Janssen received regulatory approval in the United States, Canada, the European Union, Japan and a number of other countries. Figure 06 shows the revenue development of the MorphoSys Group broken down into the Group’s two business segments: Proprietary Development and Partnered Discovery. These segments are described in more detail in the “Targets* and Strategy” section above. *SEE GLOSSARY – page 192 ›› SEE FIGURE 06 – Revenues of the MorphoSys Group by Segment (page 52) Our Proprietary Development programs are critical to our goal of becoming a fully integrated biopharmaceutical company that develops and commercializes its own drugs. We are focusing our development activities on cancer treatments, but also have selected programs in inflammatory diseases. The ability of monoclonal antibodies to bind to specific antigens* on tumors or activate the immune system against cancer to unleash a therapeutic effect in patients has led to their dominant role in targeted cancer therapies. According to the report “Global Oncology Trends 2018” from the IQVIA Institute, global spending on cancer medicines in 2018 exceeded US$ 133 bil-lion. The global market for oncology therapies is predicted to reach as much as US$ 180–200 billion over the next five years. Chronic inflammatory and autoimmune diseases affect millions of patients worldwide and impose an enormous social and economic burden. MorphoSys’ most advanced proprietary development programs are described in the Research and Development section below. Our clinical-stage Partnered Discovery programs are developed entirely under the control of our partners. These programs include not only those in our core area of oncology but also in indications where we have not established proprietary expertise. The most advanced Partnered Discovery programs are outlined in the Research and Development section below. COMMERCIALIZATION In July 2018, we established a subsidiary in the United States – MorphoSys US Inc. – in preparation for the potential marketing approval of tafasitamab. The subsidiary’s registered office is located in Boston, Massachusetts, U.S. In the course of the reporting year, we filled several key positions, such as U.S. Head of Operations, as well as other management positions including Medical Affairs, Market Access, Sales & Marketing, Commercial Operations and Legal and Finance. Our Medical Affairs team and sales staff follow a multi-stakeholder strategy and have already started to establish a network with oncologists and healthcare professionals. At the end of 2019, we had 36 people employed to support our commercial structure. By the time we reach tafasitamab’s market entry planned for mid-2020, we expect to have hired more than 100 additional employees to further strengthen our U.S. presence. INFLUENCING FACTORS Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Cost savings in Europe and the U.S. can slow down the industry’s development by closely regulating the pricing and reimbursement of drugs.

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Fundamentals of the MorphoSys Group

# 05

*Active Clinical Studies* with MorphoSys Antibodies (December 31)*

*SEE GLOSSARY: page 192


PHASE
1
2
3
29 19 12
29 25 10
27 31 14
26 32 15
24 31 17
2015
2016
2017
2018
2019

# 06

*Revenues of the MorphoSys Group by Segment (in million €)*[1]

[1] Differences due to rounding.


106.2
49.7
66.8
76.4
71.8
46.3
59.9
49.1
0.6
49.2
17.6
22.8
53.6
37.5
34.3
2015
2016
2017
2018
2019
PARTNERED DISCOVERY
PROPRIETARY DEVELOPMENT

Regulatory approval processes in the U.S., Europe and elsewhere are lengthy, time-consuming and largely unpredictable. Approval-related laws, regulations and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions.

Generic competition, which is already common in the field of small molecule drugs, now poses an increasing challenge to the biotechnology industry due to drug patent expires. The technological barriers for generic biopharmaceuticals, or biosimilars*, are expected to remain high. Nevertheless, many drug manufacturers, particularly those from Europe and Asia, are now entering this market and placing more competitive pressure on established biotechnology companies. In the U.S., the approval of biosimilars as an alternative form of treatment has been very slow; they are, however, gaining more attention because of the growing pressure in the healthcare sector to reduce costs. According to the McKinsey & Company consulting firm, the global market for biosimilars is expected to reach US$ 15 billion by 2020 ("The biosimilars market: Five things you need to know" as of July 2018).

Fundamentals of the MorphoSys Group Group Management Repor t 53 F INANCIAL STAT EMEN TS Research and Development 2019 BUSINESS PERFORMANCE In the 2019 financial year, MorphoSys made solid progress in advancing product candidates at various stages of development. The key measures of value for MorphoSys’ research and development activities include: • the initiation of projects and the progress of individual development programs; • collaborations and partnerships with other companies to broaden our technology base and pipeline of compounds and to commercialize our therapeutic programs; • clinical and preclinical research results; • regulatory guidance of healthcare authorities for the approval of individual therapeutic programs; and • robust patent protection to secure MorphoSys’ market position. PROPRIETARY DEVELOPMENT At December 31, 2019, there were twelve proprietary development programs, three of which were either fully out-licensed or out-licensed for specific regions only. Of these programs, five are in clinical development, one is in preclinical development and six are in the drug discovery phase. Our Proprietary Development activities are currently focused on the following four clinical candidates: • tafasitamab – an antibody for the treatment of blood cancers and MorphoSys’ most advanced proprietary product candidate; • MOR202 – an antibody for the treatment of multiple myeloma as well as certain autoimmune diseases, for which MorphoSys concluded a regional license agreement with I-Mab Biopharma for the development and commercialization in China, Hong Kong, Taiwan and Macao; • MOR107 – a lanthipeptide developed by the Lanthio Pharma B.V. subsidiary, which is currently in preclinical trials in oncological indications; and • otilimab* – (GlaxoSmithKline [GSK]) is currently conducting clinical trials* with otilimab in rheumatoid arthritis*. The program originated as a proprietary MorphoSys program and was fully out-licensed to GSK in 2013. In addition to the programs listed above, we are pursuing several proprietary programs in earlier-stage research and development, including MOR210, a preclinical antibody that was out-licensed to I-Mab in November 2018 for China and certain other territories in Asia. We also entered into an agreement with Vivoryon Therapeutics AG in July 2019, granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. We are currently evaluating the potential to combine these inhibitors preclinically with our antibodies, led by tafasitamab. TAFASITAMAB OVERVIE W Tafasitamab* (MOR208, formerly Xmab5574) is a humanized monoclonal antibody directed against the CD19* antigen*. CD19 is selectively expressed on the surface of B cells*, which belong to a group of white blood cells. CD19 enhances B cell receptor F signaling, which is an important factor in B cell survival and growth, making CD19 a potential target in B cell malignancies. We are developing tafasitamab in accordance with a collaboration and license agreement that we entered into in June 2010 with Xencor, Inc. (Xencor), under which Xencor granted us an exclusive worldwide license to tafasitamab for all indications. Our preclinical and clinical development program is currently focused on developing tafasitamab in non-Hodgkin’s lymphoma (NHL*), particularly in diï¬use large cell B cell lymphoma (DLBCL). Lymphomas collectively represent approximately 4 % of all cancers diagnosed in the United States. NHL is the most prevalent of all lymphoproliferative diseases. According to the National Cancer Institute, an estimated 74,200 new cases occurred in the United States in 2019 (“Cancer Stat Facts 2019: Non-Hodgkin Lymphoma”). DLBCL is the most frequent type of malignant lym-phoma and accounts for approximately one-third of all NHLs globally. Frontline treatment of B cell malignancies, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab (Rituxan®), also referred to commonly as R-CHOP* (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). Yet, despite the therapeutic success of frontline R-CHOP in DLBCL, up to 40 % of patients do not respond to the treatment (refractory) or relapse after initial treatment with fast progression of disease. The market research and consulting firm GlobalData expects the therapeutic market for non-Hodgkin’s lymphoma (NHL) to reach approximately US$ 9 billion in 2024 (report “B-cell NHL: Opportunity Analysis 2017–2027”). Tafasitamab received fast track designation from the U.S. FDA during its development in 2014 and breakthrough therapy designation in October 2017 based on the results of the L-MIND* study. On December 30, 2019, we submitted the Biological License Application (BLA) for tafasitamab in combination with lenalidomide for the treatment of relapsed or refractory DLBCL (r/r DLBCL). ONGOING CLINICAL TRIALS WITH TAFASITAMAB AND CLINICAL DATA PRESENTED There are currently four clinical trials ongoing with tafasitamab: • L MIND (phase 2 trial in relapsed/refractory DLBCL [r/r DLBCL]); • B MIND* (phase 2/3 trial in r/r DLBCL); • First MIND (phase 1 study with tafasitamab in combination with R-CHOP or lenalidomide in addition to R-CHOP in patients with untreated DLBCL); and • COSMOS* (phase 2 trial in r/r chronic lymphatic leukemia (CLL*) and small lymphocytic lymphoma [SLL*]). *SEE GLOSSARY – page 192

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Fundamentals of the MorphoSys Group

Important new data from the ongoing trial of tafasitamab was presented in 2019:

**L-MIND:** L-MIND is a phase 2 single-arm study of tafasitamab in combination with lenalidomide (LEN) in patients with r/r DLBCL who are not eligible for high-dosage chemotherapy (HDC) and autologous stem cell transplantation (ASCT*). Based on the interim results of the L-MIND study, the U.S. Food and Drug Administration (FDA) granted breakthrough therapy status for tafasitamab in combination with lenalidomide in October 2017.

The data of the primary analysis (November 30, 2018 cut-off date and a follow-up period of at least twelve months for all patients) were presented on June 22, 2019 at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland. The efficacy results in this update were based on the response rates of 80 patients and evaluated by an independent review committee. The primary endpoint, defined as the best objective response rate (ORR*) compared to published data for the corresponding monotherapies, was met. The ORR was 60% (48 of 80 patients) and the complete response rate (CR*) was 43% (34 of 80 patients). Median progression-free survival (mPFS*) was 12.1 months with a median follow-up of 17.3 months. The median duration of response (mDoR*) was 21.7 months.

On October 29, 2019, we announced topline results from the primary analysis of the retrospective observational matched control cohort (Re-MIND). The study was designed to compare the effectiveness of lenalidomide monotherapy based on real-world patient data with the efficacy outcomes of the tafasitamab-lenalidomide combination, as investigated in our L-MIND trial and to demonstrate the single-agent activity of tafasitamab in combination with lenalidomide to the authorities. For this purpose, we collected Re-MIND outcome data from 490 non-transplant eligible patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) and have received lenalidomide monotherapy in the U.S. or the EU. For the matching-based comparison with the patients from the L-MIND study, qualifying characteristics for matching patients in both studies were precisely specified in advance. As a result, 76 eligible Re-MIND patients were identified and matched 1:1 to 76 of the 80 L-MIND patients based on important baseline characteristics. Objective response rates (ORR) were validated for both Re-MIND and L-MIND based on this subset of 76 patients.

The primary endpoint of Re-MIND was met and showed a statistically significant superior best objective response rate (ORR) of the tafasitamab-lenalidomide combination compared to lenalidomide monotherapy. ORR was 67.1% (95% confidence interval (CI: 55.4 – 77.5) for the tafasitamab-lenalidomide combination, compared to 34.2% (CI: 23.7 – 46.0) for the lenalidomide monotherapy ($p<0.0001$). Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab-lenalidomide combination 39.5%; CI: 28.4 – 51.4 versus lenalidomide monotherapy with 11.8%; CI: 5.6 – 21.3; $p<0.0001$), as well as in pre-specified statistical sensitivity analyses. A significant difference was also observed in overall survival, which was not reached in the tafasitamab-lenalidomide combination as compared to 9.3 months in the lenalidomide monotherapy (hazard ratio 0.47; CI: 0.30 – 0.73; $p<0.0008$).

Based on the primary analysis data of both studies as well as the results of the tafasitamab monotherapy NHL study, we submitted a Biologics License Application to the U.S. Food and Drug Administration (U.S. FDA) for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL in late December 2019.

In mid-2019, we announced our intention to submit a Marketing Authorization Application (MAA*) to the European Medicines Agency (EMA*) based on the L-MIND trial. A letter of intent was submitted to EMA in early July 2019, and it is planned to submit the MAA submission by mid-2020 at the latest.

**B-MIND:** B-MIND is a phase 2/3 randomized, multicenter trial evaluating tafasitamab plus bendamustine compared to rituximab (Rituxan®) plus bendamustine in patients with r/r DLBCL who are not eligible for HDC and ASCT. This ongoing trial enrolls patients in Europe, the Asia/Pacific region and in the United States. The study is currently in phase 3.

In the first quarter of 2019, after consultation with the U.S. FDA, we expanded the study to include a co-primary endpoint. The co-primary endpoint is based on a biomarker defined as a low baseline peripheral blood natural killer (NK low) cell count. In November 2019, the B-MIND study successfully passed the pre-planned, event-driven interim analysis for futility. As part of the analysis for futility, the data were reviewed by an independent monitoring committee (IDMC) to determine the likelihood of a futile outcome of the study at the time of study completion. The IDMC evaluated efficacy data in the entire patient population as well as in the biomarker-positive patient subpopulation and recommended an increase in the number of patients from 330 to 450. We expect the topline results of the study to be available in 2022.

In addition to the aforementioned clinical development in r/r DLBCL, MorphoSys initiated a phase 1b clinical trial of tafasitamab as a firstline therapy in DLBCL at the end of 2019 (**First-MIND**). The study evaluates tafasitamab or tafasitamab plus lenalidomid in addition to R-CHOP (the current standard therapy) in patients with newly diagnosed DLBCL. The primary endpoint of the study is the incidence and severity of treatment-emergent adverse events (AEs*). The secondary endpoints are objective response rate (ORR) and complete response rate (CR) at the end of treatment, incidence and severity of AEs in the 18-month follow-up period, the best ORR and CR by the end of the study (approximately 24 months), progression-free survival (PFS*), event-free survival (ES*) and overall survival (OS*) at twelve and 24 months. This study should pave the way for a pivotal phase 3 study with tafasitamab plus lenalidomide in combination with R-CHOP.

Fundamentals of the MorphoSys Group

Group Management Report
55

FINANCIAL STATEMENTS

The fourth ongoing clinical trial is **COSMOS**, a multicenter, open-label, phase 2 trial with two cohorts evaluating the preliminary safety and efficacy of tafasitamab in combination with idelalisib (cohort A) or venetoclax (cohort B) in patients with r/r CLL or SLL previously treated with the Bruton tyrosine kinase inhibitor (BTKi*) ibrutinib. Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019. In cohort A, eleven patients were enrolled and received tafasitamab plus idelalisib. Patients were in the study for a median of 7.4 months. The rate of best overall response was 91 % and one patient achieved complete remission. Eight patients were tested for minimal residual disease (MRD*), two of these eight patients achieved MRD negativity in blood, one of three patients also achieved MRD negativity in bone marrow. In cohort B, 13 patients were enrolled and treated with tafasitamab plus venetoclax. The median time in the study was 15.6 months. In the intent-to-treat population, the best overall response was 76.9 %, 46.2 % of patients also achieved complete remission. Seven patients were tested for the presence of minimal residual disease. Six of these seven patients achieved MRD negativity in blood, two of four patients achieved MRD negativity in bone marrow. The COSMOS study showed that combinations of tafasitamab with idelalisib or venetoclax were generally well tolerated.

## MOR202

### OVERVIEW

MOR202 is a recombinant human monoclonal IgG1 HuCAL antibody directed against the target molecule CD38*. CD38 is a broadly expressed and clinically validated target in multiple myeloma (MM*). Scientific studies suggest that an antibody directed against CD38 may also have therapeutic activity in autoimmune and other diseases caused by autoantibodies, such as membranous nephropathy and systemic lupus erythematosus.

Multiple myeloma (MM) is a blood cancer that develops in mature plasma cells in the bone marrow. MM is the second most common form of blood cancer worldwide. The development of MOR202 in MM is currently concentrated in China, where the number of patients has increased in recent years due to an aging population. Current therapies are associated with serious side effects and limited efficacy.

### REGIONAL AGREEMENT WITH I-MAB BIOPHARMA

We have an exclusive regional licensing agreement for MOR202 with I-Mab Biopharma. Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize MOR202 in China, Taiwan, Hong Kong and Macao. Upon signing the agreement, MorphoSys received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of MOR202 in the agreed regions.

### ONGOING CLINICAL STUDIES

In October 2019, we initiated a phase 1/2 trial for the treatment of anti-PLA2R*-positive membranous nephropathy, an autoimmune disease affecting the kidneys. This proof-of-concept trial called M-PLACE is an open-label, multicenter study and will primarily evaluate the safety and tolerability of MOR202. Secondary endpoints are the effect of MOR202 on serum antibodies against PLA2R and the evaluation of the immunogenicity and pharmacokinetics of MOR202; an exploratory goal is to determine clinical efficacy. The trial will enroll difficult-to-treat patients with high anti-PLA2R titers and patients who have not responded to previous therapy.

In a phase 2 trial initiated in March 2019, I-Mab is investigating MOR202/TJ202 as a third-line therapy in r/r multiple myeloma, as well as in a phase 3 trial in combination with lenalidomide as a second-line therapy in multiple myeloma initiated in April 2019. The start of the trials triggered milestone payments to MorphoSys totaling US$ eight million. On October 14, 2019, MorphoSys and its partner I-Mab Biopharma announced that I-Mab had received Investigational New Drug (IND*) approval for MOR202/TJ202 from the Chinese National Medical Products Administration (NMPA). This approval allows I-Mab to expand its current phase 2 and phase 3 trials of MOR202/TJ202 in multiple myeloma that are currently underway in Taiwan also to mainland China.

## MOR106

MOR106 is a human monoclonal antibody from our Ylanthia platform against IL 17, which was jointly discovered by Galapagos and MorphoSys. In July 2018, Galapagos and MorphoSys signed an exclusive worldwide development and commercialization agreement with Novartis for MOR106. In October 2019, Galapagos, MorphoSys and Novartis announced that the clinical development of MOR106 in atopic dermatitis (AD*) for all studies (two phase 2 studies, IGUANA and GECKO, as well as a phase 1 bridging study for subcutaneous formulation and a Japanese ethno-bridging study) had been stopped due to the results of an interim analysis for futility performed in the IGUANA phase 2 study. The analysis detected a low probability to meet the primary endpoint of the study, defined as the percentage change in the eczema area and severity index (EASI*). The three parties will review the future strategy for MOR106.

## OTILIMAB

### OVERVIEW

Otilimab (formerly MOR103/GSK3196165) is a fully human HuCAL-IgG1 antibody directed against granulocyte-macrophage colony-stimulating factor (GM-CSF*). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad spectrum of anti-inflammatory therapies such as in rheumatoid arthritis (RA*). Rheumatoid arthritis is a chronic inflammatory disease that affects the synovial membrane of the joints and is accompanied by painful swelling that can lead to bone destruction and joint deformity.

*SEE GLOSSARY – page 192

Group Management Repor t Fundamentals of the MorphoSys Group 56 MorphoSys discovered otilimab and advanced the antibody into clinical development before fully out-licensing the program to GlaxoSmithKline (GSK) in 2013. GSK is now independently developing the antibody for the treatment of rheumatoid arthritis (RA) and bears all costs incurred. MorphoSys participates in the potential development and commercialization success of the program through milestone payments totaling up to € 423 million and tiered, double-digit royalties on net sales. In 2013, MorphoSys received a payment of € 22.5 million. The total market for RA drugs is growing steadily. According to the market research and consulting firm Decision Resources, the market for RA drugs will reach US$ 28.8 billion in 2020 (in G7 countries) (report “Market Forecast Assumptions Rheumatoid Arthritis 2018-2028”). The market research and consulting company GlobalData expects the market to grow to US$ 26.3 bil-lion in 2020 (in the U.S., EU5, Japan and Australia) (report “Rheumatoid Arthritis: Market Analysis 2017–2027”). MorphoSys believes that otilimab has the potential to become the first anti-GM-CSF antibody to receive marketing approval for the treatment of RA. ONGOING CLINICAL STUDIES On July 3, 2019, GSK announced the start of a phase 3 program with otilimab in RA, which resulted in a milestone payment of € 22.0 million to MorphoSys. The phase 3 program, named ContRAst, comprises three pivotal studies and one long-term extension study and will evaluate the antibody in patients with moderate to severe RA. In connection with the start of the clinical program, GSK also announced that the antibody has been given the INN* name otilimab. MOR107 Lanthipeptides are a class of modified peptide molecules engineered for improved selectivity and stability. MOR107 is based on the proprietary technology platform of our Dutch subsidiary Lanthio Pharma B.V. This compound has demonstrated angio-tensin II type 2 (AT2) receptor-dependent activity in preclinical studies and may have the potential to treat a variety of diseases. In 2017, we successfully completed a phase 1 trial in healthy volunteers, in which this active ingredient was clinically tested for the first time in human application. In 2019, we continued our preclinical testing of MOR107, primarily in oncology indications. MOR210 OVERVIE W MOR210 is a human antibody directed against C5aR*, derived from our HuCAL library. C5aR, the receptor of complement factor C5a*, is being investigated as a potential new drug target in the fields of immuno-oncology and autoimmune diseases. Tumor cells generate high levels of C5a, which is believed to contribute to an immuno-suppressive and, consequently, tumor growth-promoting microenvironment by recruiting and activating myeloid-derived suppressor cells (MDSCs). MOR210 is engineered to neutralize the immuno-suppressive function of MDSCs by blocking the interaction between C5a and its receptor and enabling the immune system to fight the tumor. MOR210 is currently in preclinical development. REGIONAL AGREEMENT WITH I—MAB BIOPHARMA In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement for MOR210 with I-Mab Biopharma. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains rights in the rest of the world. The agreement deepens our existing partnership with I-Mab and builds on the existing collaboration to develop MOR202. Under the agreement, I-Mab will exercise exclusive rights to develop and commercialize MOR210 in the territories covered by the agreement. With our support, I-Mab will conduct and fund all worldwide development activities for MOR210, including clinical trials in China and the U.S., up to proof-of-concept in oncology. We received a payment of US$ 3.5 million from I-Mab and are also eligible for development and commercial-related milestone payments of up to US$ 101.5 million, as well as to tiered, mid-single-digit percentage royalties on net sales generated with MOR210 in I-Mab’s contracted territories. In return for conducting a successful proof-of-concept clinical trial, I-Mab is entitled to receive low single-digit royalties on net sales of MOR210 outside of I-Mab’s territory and a tiered percentage of sub-licensing revenue. QPCTL INHIBITORS OVERVIE W QPCTL inhibitors are low molecular weight substances and inhibitors of glutaminyl peptide cyclotransferase-like enzymes. This enzyme has been shown to interfere with the interaction of CD47* and SIRP alpha*, which is also known as the “don’t eat me” signal. This signaling pathway enables cancer cells to escape the body’s innate immune system by inhibiting the phagocytic activity of macrophages. As a result, the use of QPCTL inhibitors to block the “don’t eat me” signal from CD47/SIRP alpha interaction could be a possible approach in immuno-oncology. We are currently investigating the QPCTL inhibitors preclinically, including an analysis of the potential benefits of combining them with our proprietary antibody tafasitamab. AGREEMENT WITH VIVORYON THER APEUTICS AG In July 2019, MorphoSys and Vivoryon Therapeutics AG announced an agreement granting MorphoSys an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers the worldwide development and commercialization of candidates from Vivoryon’s family of inhibitors of the glutaminyl peptide cyclotransfer-ase-like (QPCTL) enzyme, including the lead compound PQ912, in the field of oncology.

Fundamentals of the MorphoSys Group
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FINANCIAL STATEMENTS

In return for this option, MorphoSys purchased a minority stake in Vivoryon. Vivoryon issued 7,674,106 ordinary bearer shares within the scope of a capital increase executed on October 24, 2019 and recorded in the commercial register on October 25, 2019. MorphoSys acquired a 13.4 % stake in Vivoryon in this capital increase by subscribing to 2,673,796 ordinary bearer shares worth € 15.0 million.

### PARTNERED DISCOVERY

At the end of 2019, one of our Partnered Discovery programs had received approval, 23 programs were in clinical development, 24 Partnered Discovery product candidates were in preclinical development and 56 were in the drug discovery phase. Below we present our most advanced programs and a recently expanded strategic partnership.

Guselkumab (Tremfya®) – a HuCAL antibody targeting IL-23 that is being developed and commercialized by our partner Janssen in plaque psoriasis* and other indications. Guselkumab (Tremfya®) is approved in the United States, Canada, the European Union, Japan and a number of other countries.

Gantenerumab – a HuCAL antibody targeting amyloid beta* that is in phase 3 clinical development for the treatment of Alzheimer's disease by our partner Roche.

Other programs – in addition to the two programs described, we have a large number of programs in various stages of research and development stemming from our partnerships with major pharmaceutical companies.

LEO Pharma – we have a strategic partnership with LEO Pharma for the research and development of therapeutic antibodies and peptides for the treatment of skin diseases.

### GUSELKUMAB (TREMFYA®)

#### OVERVIEW

Guselkumab (Tremfya®) is a human HuCAL antibody targeting the p19 subunit of IL-23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved for the treatment of patients with moderate to severe psoriasis (plaque psoriasis) in the United States, Canada, the European Union, Japan, China and a number of other countries. In Japan, it is also approved for the treatment of patients with various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis.

Psoriasis is a chronic, autoimmune inflammatory disorder of the skin characterized by abnormal itching and physically painful skin areas. It is estimated that around 125 million people worldwide are affected by psoriasis, a quarter of who suffer from a moderate to severe form of the disease. The market research and consulting company Decision Resources estimates the market for psoriasis drugs, which was worth approximately US$ 16 billion in 2018, will rise to approximately US$ 24 billion in 2028 (in G7 countries) (report "Market Forecast Assumptions Psoriasis 2018–2028"). The market research and consulting company GlobalData has similar expectations and is projecting the market for psoriasis drugs to grow from a level of approximately US$ 17.5 billion in 2018 to approximately US$ 24 billion in 2027 (in G7 countries) (report "Plaque Psoriasis: Market Analysis 2017–2027").

Tremfya® is currently being investigated in various forms of psoriasis and psoriatic arthritis in several phase 3 trials, in Crohn's disease*, ulcerative colitis*, pityriasis rubra pilaris and hidradenitis suppurativa in phase 2 trials, and in familial adenomatous polyposis in a phase 1 trial. In addition, Janssen announced that it had submitted a supplemental Biologics License Application (sBLA) for Tremfya® for the treatment of psoriatic arthritis to the U.S. FDA in September 2019, as well as a marketing authorization application for Tremfya® for the treatment of psoriatic arthritis submitted to EMA in October 2019. At the end of 2019, Janssen also announced it had received the approval for Tremfya® in China for the treatment of psoriasis.

MorphoSys receives royalties on net sales of guselkumab (Tremfya®) and is also entitled to milestone payments on selected future development activities.

### GANTENERUMAB

#### OVERVIEW

Gantenerumab is a HuCAL antibody targeting amyloid beta being developed by our partner Roche as a potential treatment for Alzheimer's disease. Amyloid beta refers to a group of peptides that play an important role in Alzheimer's disease as they are the main component of the amyloid plaques found in the brains of Alzheimer's patients. Gantenerumab binds to the N-terminus and a section in the middle of the amyloid beta peptide. The antibody appears to prevent the formation of amyloid plaques and amyloid oligomers and could also lead to their elimination by recruiting microglial cells. According to the market research and consulting company GlobalData, the value of the global market for the treatment of Alzheimer's disease is expected to reach approximately US$ 15 billion in 2026 (report "Alzheimer's Disease- Global Forecast 2016–2026").

*SEE GLOSSARY – page 192

According to figures from the Alzheimer's Association, 5.8 million people in the United States live with Alzheimer's, and this number is expected to rise to nearly 14 million by 2050. Alzheimer's is the sixth-leading cause of death in the United States (https://www.alz.org/alzheimers-dementia/facts-figures).

#### ONGOING CLINICAL STUDIES

In June 2018, we announced that our partner Roche initiated a new phase 3 development program for patients with Alzheimer's disease. The program consists of two phase 3 trials – GRADUATE 1 and GRADUATE 2 – which are expected to enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide. The two multicenter, randomized, double-blinded, placebo-controlled studies are investigating the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer's disease. The primary endpoint for

Group Management Repor t Fundamentals of the MorphoSys Group 58 both studies is the assessment of the signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score. Patients receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection. In addition to the two GRADUATE studies, gantenerumab is being tested in two open-label extension studies based on the phase 2/3 studies Scarlet RoAD and Marguerite RoAD, and in the DIAN-TU study in patients at risk for or suffering from a type of early-onset Alzheimer’s disease caused by a genetic mutation which is conducted by the Washington University School of Medicine. OTHER PROGRAMS Other programs of our partners continued to make progress in 2019, with encouraging data from bimagrumab announced in 2019. BIMAGRUMAB In November 2019, our partner Novartis presented the phase 2 results for bimagrumab, a monoclonal antibody generated using MorphoSys’ proprietary HuCAL antibody technology and clinically developed by Novartis. Data from the study in overweight and obese adults with type 2 diabetes (T2D) were presented as a poster at the Obesity Week 2019 in Las Vegas, on November 7, 2019. The double-blinded, placebo-controlled study showed that treatment with bimagrumab over 48 weeks was safe and well-tolerated. The treatment reduced body fat and weight and increased lean body mass (LBM). At week 48, fat mass had decreased by 21% (7.5 kg) in the bimagrumab group compared to 0.5% (0.2 kg) in placebo-treated subjects (p<0.001), and HbA1c had decreased by 0.76 % points in the bimagrumab group compared to an increase of 0.04 % points in the placebo group (p=0.005). Weight decreased by 6.5% (5.9 kg) in bimagrumab compared to 0.8% (0.8 kg) in placebo-treated subjects (p < 0.001); LBM increased 3.6% (1.7 kg) in the bimagrumab group vs. a decrease of 0.8% (0.4 kg) in the placebo group (p < 0.001); and BMI was reduced 6.7% (2.2 kg/m2) in the bimagrumab group vs. 0.8% (0.3 kg/m2) in the placebo group (p < 0.001). PATENTS Our proprietary technologies and drug candidates derived therefrom are our most valuable assets. It is therefore crucial to our success that these assets are appropriately protected through, for example, patents and patent filings. This is the only way we can ensure that these assets are exclusively utilized. It is also the reason our Intellectual Property (IP) Department seeks out the best strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies, such as the Ylanthia antibody library, form the base for our success. All of our technologies are protected by a multitude of patent families. Our most important patents have now been granted in all major territories, including Europe, the U.S. and Asia. The same applies to our development programs. Next to our patents protecting the drug candidates themselves, we have filed additional patent applications that cover other aspects of the programs. The relevant patents for our development candidates otilimab (out-licensed to GSK) and MOR202 (out-licensed to I-Mab for Greater China) do not expire before 2026. They also enjoy additional protection of up to five years through supplementary protection certificates and lifetime extensions. The tafasitamab program is also protected by numerous patents with core patents to expire on schedule in 2029 (U.S.) and 2027 (Europe). These expirations do not include the added protection of up to five years that is possible through supplementary protection certificates or lifetime extensions. All of our development programs have also been granted regulatory exclusivity. The programs developed jointly with or for partner companies are also fully protected by patents. Our patent department works closely with the corresponding partners. The patents for these drug development programs have a lifetime that far exceeds the term of the underlying technology patents. We are also monitoring our competitors’ activities so that we can take any steps necessary if required. During the 2019 financial year, we further consolidated the patent protection of our development programs and growing technology portfolio, which are the core value drivers of our Company. We currently have more than 60 diï¬erent proprietary patent families worldwide, in addition to the numerous patent families we pursue with our partners. In April 2016, MorphoSys filed a patent infringement suit in the U.S. District Court of Delaware against Janssen Biotech and Genmab A/S for infringement of U.S. patents. On January 25, 2019, based on a hearing on November 27, 2018, the U.S. District Court of Delaware ruled that the claims of our three patents were invalid. In a summary judgment, the court granted a motion filed by Janssen Biotech and Genmab A/S to invalidate the three patents held by MorphoSys. On January 31, 2019, we announced that we had settled the dispute with Janssen Bio-tech and Genmab A/S. The parties agreed to drop their counter-claims related to the legal dispute. Corporate Developments On February 5, 2019, MorphoSys announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc. eï¬ective February 6, 2019. Mr. Trexler will lead the ongoing build-up of MorphoSys’ U.S. subsidiary with a focus on establishing the company’s commercial capabilities. On February 19, 2019, Simon Moroney, CEO and co-founder of MorphoSys AG, informed the Company’s Supervisory Board that he would not renew his contract as a member of the MorphoSys AG Management Board.

Fundamentals of the MorphoSys Group
Group Management Report
59
FINANCIAL STATEMENTS

**07**

*Total Headcount of the MorphoSys Group (December 31) (Number)*


TOTAL EMPLOYEES
365
345
326
329
426
2015
2016
2017
2018
2019


EMPLOYEES BY SEGMENT
209
49
71
249
61
116
2018
2019
PROPRIETARY DEVELOPMENT
PARTNERED DISCOVERY
UNALLOCATED


EMPLOYEES BY FUNCTION
62
246
21
86
300
40
2018
2019
ADMINISTRATION
EMPLOYEES IN R&D
EMPLOYEES IN SALES

At the Annual General Meeting of MorphoSys AG on May 22, 2019, our shareholders approved all resolutions proposed by the Company's management with the required majority of votes.

On May 22, 2019, the MorphoSys AG Annual General Meeting elected Sharon Curran as a new member of the Company's Supervisory Board. Ms. Curran is a non-executive director in the life sciences and healthcare industries and brings extensive commercial and specialist pharmaceutical experience to the Company. Also at this meeting, Krisja Vermeylen was re-elected to the Supervisory Board as of the end of her term of office.

On June 24, 2019, Dr. Jean-Paul Kress was appointed by the Supervisory Board as the new Chief Executive Officer (CEO) of MorphoSys AG and assumed his new position on September 1, 2019. He succeeded Dr. Simon Moroney, who stepped down as CEO at the end of August 31, 2019. Dr. Kress brings over 20 years of experience in the pharmaceutical and biotechnology industry, with a strong track record of commercial and operational leadership in various senior management roles in North America and Europe.

On June 25, 2019, MorphoSys introduced the members of its U.S. management team to analysts and investors at a "Meet the Team" event in New York.

Group Management Report
60
Fundamentals of the MorphoSys Group

# 08

*Employees by Gender (December 31)*


TRAINEES (NUMBER)
6
2
6
4
2018
2019
EXECUTIVES (NUMBER)
24
33
34
50
2018
2019
TOTAL EMPLOYEES (IN %)
63
2018
37
58
2019
42

On July 8, 2019, MorphoSys and Vivoryon Therapeutics AG announced an agreement granting MorphoSys an exclusive option to license Vivoryon's small molecule QPCTL inhibitors in the field of oncology in return for a minority interest in Vivoryon's capital increase scheduled for the end of 2019. This capital increase was executed on October 24, 2019, issuing a total of 7,674,106 ordinary bearer shares, and was recorded in the commercial register on October 25, 2019. MorphoSys acquired a 13.4% stake in Vivoryon through its subscription of 2,673,796 ordinary bearer shares valued at € 15.0 million.

In mid-November 2019, we announced that our U.S. subsidiary has moved from Princeton (New Jersey, U.S.) to Boston (Massachusetts, U.S.). The new U.S. office is located at 470 Atlantic Avenue on the Boston waterfront, one of the world's leading innovation and biotechnology centers, and will allow us to establish and expand our presence in the U.S. ahead of the potential commercialization of tafasitamab.

On November 20, 2019, Dr. Markus Enzelberger, Chief Scientific Officer (CSO) of MorphoSys, announced his decision to step down as the Company's CSO and member of the Management Board to explore new opportunities. Dr. Enzelberger will leave MorphoSys on February 29, 2020. Following his departure, MorphoSys' research organization will be integrated into the Clinical Development segment under the lead of Chief Development Officer (CDO) Dr. Malte Peters.

## GROUP HEADCOUNT DEVELOPMENT

On December 31, 2019, the MorphoSys Group had 426 employees (December 31, 2018: 329), 152 of whom hold Ph.D. degrees (December 31, 2018: 134). The MorphoSys Group employed an average of 374 people in 2019 (2018: 327).

Of the current 426 employees, 300 worked in research and development, 86 in general and administrative positions and 40 in sales and marketing. All of these employees are based at our locations in Planegg near Munich (Germany), Groningen (the Netherlands) and Boston (U.S.). We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year.

At the end of the reporting year, our workforce comprised employees representing 40 different nationalities (2018: 34).

›› SEE FIGURE 07 – *Total Headcount of the MorphoSys Group (page 59)*
›› SEE FIGURE 08 – *Employees by Gender (page 60)*

In order to successfully compete for the best employees, MorphoSys conducts an annual comparison of the Company's compensation with that paid by other companies in the biotech industry and similar sectors and makes adjustments when necessary. The remuneration system at MorphoSys consists of fixed compensation and a variable annual bonus that is linked to the achievement of corporate goals. Individual goals promote both the employees' personal development and the achievement of higher-level corporate goals. A "spot bonus" (given "on the spot") is also promptly awarded to employees for outstanding accomplishments. We continued to use this instrument frequently during the reporting year.

Macroeconomic and Sector-Specific Conditions Group Management Repor t 61 F INANCIAL STAT EMEN TS Macroeconomic and Sector-Specific Conditions CHANGES IN THE BUSINESS ENVIRONMENT In January 2020, the International Monetary Fund (IMF) was forecasting global economic growth in 2019 to reach 2.9% (report “World Economic Outlook January 2020”). This slight decline is primarily a reflection of the negative surprises in economic activity in some emerging market economies, particularly India, which led to a reassessment of the growth outlook for the coming two years. In a few cases, this reassessment also reflected the impact of increasing social unrest. The IMF’s growth forecast for the advanced economies in 2019 was 1.7% (2018: 2.2%), and the forecast for the emerging and developing economies was 3.7% (2018: 4.5%). The IMF’s forecast for growth in the euro zone in 2019 was 1.2% (2018: 1.9%), next to 0.5 % for Germany (2018: 1.5%); 6.1 % for China (2018: 6.6%), 1.1 % for Russia (2018: 2.3%) and 1.2 % for Brazil (2018: 1.3%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Our business activities remained unected by the volatility in any one country. CURRENCY DEVELOPMENT The EUR/USD exchange rate remained in a range of 1.09 to 1.11 until the end of December 2019. Deteriorating economic data, unresolved trade conflicts between the U.S. and China and the U.S. and the EU, and the risk of an unregulated Brexit make it very diï¬ƒcult to forecast the EUR/USD exchange rate. The majority of our business transactions are conducted in eu-ros or U.S. dollars. As a result of our commercial and launch activities in the U.S., a decline in the euro versus the U.S. dollar would have a direct positive impact on our future operating income. Consequently, a stronger euro would reduce the royalty payments we receive – which are converted from U.S. dollars to euros – on sales of guselkumab (Tremfya®). We mitigate this risk in advance as much as possible with currency hedging transactions with maturities of twelve months or less. DEVELOPMENT OF THE ANTIBODY SECTOR In 2019, six new antibodies were approved by the FDA in the U.S. or the EMA in the EU, and regulatory filings were also reviewed for a further 13 novel antibody therapies. According to the article “Antibodies to Watch in 2020” published in the mAbs Journal, 79 new antibodies are currently in late-stage clinical development, compared to 62 antibodies in the previous year. Of the 79 antibodies, 39 are being developed for the treatment of cancer, and two of these are in late clinical phases. Our lead product candidate from our proprietary development, tafasitamab, was also included in this report. We view the successful development and commercialization of the antibody segment as a positive signal and a confirmation of our strategy to focus our development activities on this class of drugs. Still, we cannot predict the clinical or market success of individual drug candidates.

Group Management Repor t Analysis of Net Assets, Financial Position and Results of Operations 62 Analysis of Net Assets, Financial Position and Results of Operations This report on the net assets, financial position and results of operations should be read in conjunction with the annual consolidated financial statements and the notes thereto, which also form part of this annual report. In addition to historical finan-cial information, the following report contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results may diï¬er materially from these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to diï¬er materially from those anticipated in these forward-looking statements. Our consolidated financial statements comply with both the IFRSs* published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). *SEE GLOSSARY – page 192 Results of Operations REVENUES Revenues in the 2019 reporting year declined by 6%, or € 4.6 million, to € 71.8 million (2018: € 76.4 million). Revenues were generated primarily from royalties received from Janssen in the amount of € 31.8 million based on the net sales of Tremfya® (2018: € 15.4 million). A milestone payment from GSK in the amount of € 22.0 million also contributed to sales and was triggered by the dosing of the first patient upon the initiation of a phase 3 clinical development program. Revenues in 2018 resulted mainly from the receipt of a payment of € 47.5 million, which was fully recognized in 2018 following the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106. On a regional basis, revenues from biotechnology and pharmaceutical companies in the U.S. and Canada increased by 67%, or € 12.9 million, from € 19.4 million in 2018 to € 32.3 million in the reporting year. This development was driven primarily by success-based payments received mainly from Janssen. Revenues with customers in Europe and Asia declined by 31%, or € 17.6 million, to € 39.5 million in 2019 (2018: € 57.1 million), mainly due to the fact that 2018 had contained a Novartis payment for MOR106. The absence of such a payment in the 2019 reporting year was partly compensated for by a milestone payment from GSK in the amount of € 22.0 million. A total of 89 % of the revenues generated in 2019 were attributable to activities with our partners Janssen, GSK and I-Mab Bio-pharma. In 2018, 95 % of the revenues generated were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen. Revenues in 2018 rose by 14%, or € 9.6 million, to € 76.4 mil-lion (2017: € 66.8 million). The main source of this increase was a € 47.5 million payment received and fully recognized as revenue by MorphoSys in 2018. This payment followed the signing of an exclusive worldwide license agreement with Novartis Pharma AG for the development and commercialization of MOR106. In 2017, revenues were positively aï¬ected by funded research and licensing income originating from a collaboration agreement with Novartis that had expired at the end of 2017. Revenues were also boosted significantly by the signing of an exclusive regional license agreement with I-Mab Biopharma for the development and commercialization of MOR202 in China, Taiwan, Hong Kong and Macao. Revenues from biotechnology and pharmaceutical companies in the U.S. and Canada in 2018 increased by more than 100.0%, or € 10.7 million, climbing from € 8.7 million in 2017 to € 19.4 million in 2018. This increase was driven mainly by success-based payments received by MorphoSys from Janssen. Revenues with customers in Europe and Asia in 2018 declined by 2.0%, or € 1.0 million, to € 57.1 million (2017: € 58.1 million). In 2018, 95 % of revenues were attributable to activities with our partners Novartis, I-Mab Biopharma and Janssen; in 2017, 90 % of revenues were attributable to activities with these partners. The year-over-year increase resulted from the signing of the MOR106 agreement with Novartis in 2018 and the receipt of a related upfront payment. ›› SEE FIGURE 09 – Revenues by Region (page 63)

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
63

FINANCIAL STATEMENTS

# 09

*Revenues by Region (December 31) (in %)*


41
59
90
10
87
13
75
25
55
45
2015
2016
2017
2018
2019
EUROPE AND ASIA
NORTH AMERICA

# 10

*Revenues Proprietary Development and Partnered Discovery (December 31) (in million €)*[1]

[1] Differences due to rounding.


TOTAL
106.2
49.7
66.8
76.4
71.8
42.3
4.0
59.9
43.6
5.6
0.6
41.9
7.3
17.6
3.5
19.3
53.6
4.3
33.2
34.3
2015
2016
2017
2018
2019
SEGMENT PARTNERED DISCOVERY
funded research and licensing fees
SEGMENT PARTNERED DISCOVERY
success-based payments
SEGMENT PROPRIETARY DEVELOPMENT

Group Management Repor t Analysis of Net Assets, Financial Position and Results of Operations 64 PROPRIETARY DEVELOPMENT In 2019, revenues in the Proprietary Development segment decreased by € 19.3 million to € 34.3 million (2018: € 53.6 mil-lion). This decline was a result of the revenues recognized in 2018 from a payment MorphoSys received under the MOR106 agreement concluded with Novartis in 2018. The absence of such a payment in 2019 was partially oï¬set by € 29.1 million higher success-based payments. In 2018, revenues in the Proprietary Development segment increased by € 36.0 million to € 53.6 million (2017: € 17.6 million). This increase resulted from the revenues generated by the payment received by MorphoSys under the MOR106 agreement with Novartis signed in 2018. PARTNERED DISCOVERY The Partnered Discovery segment recorded an increase in revenues of € 14.7 million to a total of € 37.5 million in 2019 (2018: € 22.8 million). These revenues included success-based payments, primarily from Janssen, of € 33.2 million in 2019 and € 19.3 million in the previous year. The success-based payments primarily included royalties on net sales of Tremfya® in the amount of € 31.8 million in 2019 and € 15.4 million in 2018. The Partnered Discovery segment als included revenues in the amount of € 4.3 million from funded research and licensing fees in the reporting year and € 3.5 million in 2018. The Partnered Discovery segment reported a decline in revenues of € 26.4 million to € 22.8 million in 2018 (2017: € 49.2 mil-lion). These revenues included € 3.5 million from funded research and licensing fees in 2018 and € 41.9 million in 2017. The lower revenues were mainly a result of the expiration of the collaboration agreement with Novartis in 2017. The Partnered Discovery segment also included success-based payments, primarily from Janssen, in the amount of € 19.3 million in 2018and € 7.3 million in 2017. Revenues in the Partnered Discovery segment included royalties on net sales of Tremfya® in the amount of € 15.4 million in 2018 and € 1.9 million in 2017. ›› SEE FIGURE 10 – Revenues Proprietary Development and Partnered Discovery (page 63) Operating Expenses In 2019, operating expenses increased by 32%, or € 43.4 mil-lion, from € 136.5 million in 2018 to € 179.9 million. An increase in cost of sales, research and development expenses, selling expenses and general and administrative expenses contributed to this development. Cost of sales increased from € 1.8 million in 2018 to € 12.1 million in 2019, primarily due to an € 8.7 million impairment to a net realizable value of zero on inventory of tafasitamab that was manufactured prior to regulatory approval but is available for subsequent commercialization. Research and development expenses increased by 2%, or € 2.0 million, to € 108.4 million in the reporting year (2018: € 106.4 million). In 2019, selling expenses amounted to € 22.7 million compared to € 6.4 million in 2018, mainly due to higher personnel expenses and expenses for external services. General and administrative expenses increased by 68%, or € 14.8 million, from € 21.9 million in 2018 to € 36.7 million in 2019, also primarily as a result of higher personnel expenses and expenses for external services. Operating expenses in the Proprietary Development segment increased by 34%, or € 36.5 million, in the reporting year and totaled € 143.5 million (2018: € 107.0 million). The main factors that led to this increase were higher selling expenses and higher general and administrative expenses as a result of establishing the sales organization in the U.S. Research and development expenses in the Proprietary Development segment (including technology development) increased by 0.3%, or € 0.3 million, to € 98.6 million in the reporting period (2018: € 98.3 million). Operating expenses in the Partnered Discovery segment in 2019 increased by 13 % or € 1.2 million to € 10.7 million (2018: € 9.5 million), mainly due to higher research and development expenses. Research and development expenses in the Partnered Discovery segment increased by 14%, or € 1.2 million, to € 9.7 million in 2019 (2018: € 8.5 million). In 2018, operating xpenses increased by 2%, or € 2.7 million, from € 133.8 million in 2017 to € 136.5 million in 2018. This increase was driven by higher cost of sales and selling expenses as well as higher administrative expenses. The line item “cost of sales” was presented for the first time in the third quarter of 2018 and consisted of expenses in connection with services being rendered while transferring projects to customers such as I-Mab Biopharma. In 2018, cost of sales amounted to € 1.8 million. The Group started presenting “selling expenses” as a separate line item since January 1, 2018. In 2018, selling expenses amounted to € 6.4 million compared to € 4.8 million in 2017. The presentation of selling expenses led to a change in the presentation of research and development expenses and general and administrative expenses for 2017. These items were reduced by € 3.5 million and € 1.3 million, respectively, and the corresponding amounts are now included in “selling expenses.” Research and development expenses decreased by 6%, or € 6.9 million, from € 113.3 million in 2017 to € 106.4 mil-lion in 2018, mainly as a result of decreased expenses for external services related to development activities in our Proprietary Development segment as well as decreased expenses in our Partnered Discovery segment. General and administrative expenses increased by 39%, or € 6.2 million, from € 15.7 million in 2017 to € 21.9 million in 2018, mainly due to higher personnel expenses and costs for external services. ›› SEE FIGURE 11 – Selected R&D Expenses (page 65)

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
65
FINANCIAL STATEMENTS

**11**

*Selected R&D Expenses (December 31) (in million €)*


TOTAL
78.7
94.0
113.3
106.4
108.4
29.2
25.6
3.0
21.0
44.3
25.1
2.3
22.3
61.1
28.5
2.6
21.1
47.9
25.3
2.3
30.9
60.7
30.1
2.9
14.7
2015
2016
2017
2018
2019
EXTERNAL LABORATORY FUNDING
PERSONNEL
CONSUMABLES
OTHER (includes expenses for intangible assets, technical infrastructure and external services)

Operating expenses in the Proprietary Development segment in 2018 increased by 8 %, or € 7.9 million, and amounted to € 107.0 million (2017: € 99.1 million). The main causes of this increase were higher research and development expenses and higher selling expenses. Research and development expenses in the Proprietary Development segment (including technology development) increased by 2 %, or € 2.0 million, to € 98.3 million in 2018 (2017: € 96.3 million), primarily as a result of higher expenses related to tafasitamab.

Operating expenses in the Partnered Discovery segment in 2018 decreased by 50 %, or € 9.4 million, to € 9.5 million (2017: € 18.9 million) mainly due to lower research and development expenses. Research and development expenses in the Partnered Discovery segment decreased by 51 %, or € 8.8 million, to € 8.5 million in 2018 (2017: € 17.3 million). In 2017, research and development expenses in the Partnered Discovery segment were mainly related to the collaboration with Novartis, which was terminated at the end of 2017.

### RESEARCH AND DEVELOPMENT EXPENSES

In 2019, research and development expenses increased by 2 %, or € 2.0 million, to € 108.4 million (2018: € 106.4 million). This increase was mainly the result of higher expenses for external laboratory services and personnel, which were partially offset by lower expenses for intangible assets. Expenses for external laboratory services, together with legal and scientific consulting services, increased from € 47.9 million in the previous year to € 60.7 million in the year under review. The increase was primarily due to higher expenses for external laboratory services in connection with the development of tafasitamab. Personnel expenses rose from € 25.3 million in the previous year to € 30.1 million in the year under review, mainly due to an increase in the expenses related to the development of tafasitamab (totaling € 5.5 million).

Group Management Repor t Analysis of Net Assets, Financial Position and Results of Operations 66 Expenses for intangible assets amounted to € 5.6 million in 2019 (2018: € 22.8 million). In the reporting year, these were mainly influenced by impairment charges of € 1.3 million related to an impairment of the in-process-R&D program MOR107. Depreciation and other expenses related to infrastructure increased from € 5.4 million in 2018 to € 5.9 million in 2019, mainly due to higher insurance expenses. Other expenses increased from € 2.8 million in 2018 to € 3.1 million. Expenses for consumable supplies rose from € 2.3 million in the previous year to € 2.9 million in 2019. Research and development expenses in 2018 decreased by 6%, or € 6.9 million, to € 106.4 million (2017: € 113.3 million) mainly as a result of lower expenses for external laboratory services and personnel, which were partially offset by higher expenses for intangible assets. Expenses for external laboratory services and other expenses (including legal and scientific consulting services) decreased from € 61.1 million in 2017 to € 47.9 million in 2018, mainly due to lower expenses for external laboratory services in connection with the license agreements for MOR202 and MOR106. Personnel expenses decreased from € 28.5 million in 2017 to € 25.3 million in 2018, mainly due to lower expenses for share-based payments and severance payments (of € 1.5 million in total). In 2018, expenses for intangible assets increased to € 22.8 mil-lion (2017: € 13.5 million). This item was mainly impacted by impairment charges of € 19.2 million in 2018 in connection with the goodwill impairment of MOR107 and € 9.8 million in 2017 in connection with the termination of the collaboration with Aptevo Therapeutics for the development of MOR209. Depreciation and other infrastructure expenses increased from € 4.9 million in 2017 to € 5.4 million in 2018, mainly due to higher insurance expenses. Other expenses remained unchanged at € 2.8 million. Expenses for consumables and supplies were reduced from € 2.6 million in 2017 to € 2.3 million in 2018. SELLING EXPENSES In 2019, selling expenses increased by more than 100 % or € 16.3 million to € 22.7 million (2018: € 6.4 million). This increase primarily resulted from higher expenses for external services and personnel expenses. The cost of external services increased by € 11.2 million to € 14.2 million in 2019 due to increasing activities for the preparation of the commercialization of tafasitamab (2018: € 3.0 million). Personnel expenses increased to € 7.0 million (2018: € 2.5 million) due to intensified marketing activities for tafasitamab. In 2018, selling expenses rose by 33%, or € 1.6 million, to € 6.4 million (2017: € 4.8 million). This increase was mainly due to higher personnel expenses and expenses for external services. Personnel expenses increased to € 2.5 million (2017: € 1.8 million) due to intensified marketing activities for tafasi-tamab. The cost of external services increased by € 0.3 million to € 3.0 million in 2018 (2017: € 2.7 million). GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses increased by 68%, or € 14.8 million, in 2019 and amounted to € 36.7 million (2018: € 21.9 million). The main sources of this increase were higher personnel expenses and expenses for external services. Personnel expenses rose from € 15.0 million in the previous year to € 23.4 million in the year under review, largely due to higher expenses for share-based compensation programs and salaries. Expenses for external services rose from € 4.5 million in the previous year to € 9.2 million in the year under review, especially in connection with the preparation of the commercialization of tafasitamab. Other expenses rose from € 1.0 million in 2018 to € 1.9 million in 2019, mainly due to higher travel expenses. General and administrative expenses increased by 39%, or € 6.2 million, in 2018 and amounted to € 21.9 million (2017: € 15.7 million). The main reasons for this increase were higher personnel expenses and expenses for external services. Personnel expenses increased from € 11.8 million in 2017 to € 15.0 million in 2018 primarily due to higher expenses for share-based compensation programs and salaries. Expenses for external services increased from € 2.2 million in 2017 to € 4.5 million in 2018 and were mainly related to one-time expenses in connection with the IPO on the Nasdaq Global Market. Other expenses rose from € 0.7 million in 2017 to € 1.0 mil-lion in 2018, mainly due to higher rental expenses. Other Income Other income decreased by 50%, or € 0.8 million, to € 0.8 mil-lion in the reporting year (2018: € 1.6 million) and mainly included currency gains of € 0.2 million (2018: € 0.7 million), research grants of € 0.1 million (2018: € 0.2 million) and miscellaneous income of € 0.5 million (2018: € 0.4 million). The year 2018 included one-time gains from the capitalization of previously unrecognized intangible assets in the amount of € 0.4 million (resulting from the contribution in kind in connection with the investment in adivo GmbH).

Analysis of Net Assets, Financial Position and Results of Operations Group Management Repor t 67 F INANCIAL STAT EMEN TS In 2018, other income increased by 45%, or € 0.5 million, to € 1.6 million (2017: € 1.1 million) and mainly included currency gains of € 0.7 million (2017: € 0.5 million), gains from the capitalization of previously unrecognized intangible assets of € 0.4 million (2017: € 0) resulting from the contribution in kind in connection with the investment in adivo GmbH, research grants in the amount of € 0.2 million (2017: € 0.2 million) and miscellaneous income in the amount of € 0.5 million (2017: € 0.4 million). Other Expenses Other expenses decreased by 14%, or € 0.1 million, from € 0.7 million in 2018 to € 0.6 million in 2019 and consisted mainly of currency losses of € 0.4 million (2018: € 0.5 million) and other expenses of € 0.2 million (2018: € 0.2 million). Other expenses decreased by 59%, or € 1.0 million, from € 1.7 million in 2017 to € 0.7 million in 2018 and consisted mainly of currency losses of € 0.5 million (2017: € 0.8 million) and other expenses of € 0.2 million (2017: € 0.8 million). EBIT EBIT, defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes, amounted to € –107.9 mil-lion in 2019, compared to € –59.1 million in the previous year and € –67.6 million in 2017. Finance Income Finance income rose by more than 100%, or € 2.4 million, in the reporting year to € 2.8 million in the reporting year (2018: € 0.4 million), which mainly included gains from derivatives in the amount of € 1.5 million (2018: € 0.3 million), gains from changes in the fair value of financial assets recognized in profit or loss in the amount of € 1.1 million (2018: € 0.1 million) and interest income of € 0.2 million (2018: € 0.1 million) from investments in term deposits with fixed or variable interest rates. Finance income fell by 43%, or € 0.3 million, to € 0.4 million in 2018 (2017: € 0.7 million) as a result of lower investment returns, which mainly included realized gains from derivatives in the amount of € 0.3 million (2017: € 0.4 million) and interest income of € 0.1 million (2017: € 0.2 million) from investments in term deposits with fixed or variable interest rates. Finance Expenses Finance expenses increased by more than 100%, or € 1.5 mil-lion, to € 2.3 million in the reporting year (2018: € 0.8 million) and primarily consisted of losses from changes in the fair value of financial assets recognized in profit or loss in the amount of € 0.3 million (2018: € 0.1 million), interest expenses from finan-cial assets and liabilities at amortized cost in the amount of € 0.8 million (2018: € 0.2 million) and losses from derivatives of € 0.2 million (2018: € 0.4 million). In 2019, with the application of the new IFRS 16 standard on leases, interest expenses of € 0.9 million from the compounding of non-current lease liabilities were recognized for the first time. Finance expenses decreased by 5%, or € 1.1 million, to € 0.8 mil-lion in 2018 (2017: € 1.9 million) and primarily consisted of losses from marketable securities and derivatives in the amount of € 0.4 million (2017: € 1.5 million) and interest expenses in the amount of € 0.3 million (2017: € 0.5 million). Income Tax Expenses In the reporting year, income tax benefits amounted to € 3.5 mil-lion (2018: € 4.3 million). In 2019, income tax benefits were mainly due to the reduction of deferred tax liabilities resulting from amortization of intangible assets and a decrease in the tax rate in the Netherlands. The effective income tax rate decreased to 3.3 % in the year under review (2018: 7.1%). The diï¬erence to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 28.4 million (2018: € 16.1 million) is mainly due to the fact that deferred tax assets on tax losses of the past year in the amount of € 27.0 million (2018: € 14.5 mil-lion) were not recognized. In 2018, income tax benefits amounted to € 4.3 million. In 2017, income tax expenses amounted to € 1.0 million. Income tax benefits were mainly due to the reduction of a deferred tax liability, which in turn resulted from the impairment of intangible assets. The eï¬ective income tax rate rose to 7.1 % in 2018 (2017: – 1.5%). The diï¬erence to the expected tax rate of 26.7% (which would have resulted in income tax benefits of € 16.1 million (2017: € 18.3 million)) is mainly due to the fact that deferred tax assets on tax losses of the past year of € 14.5 million (2017: € 22.0 million) were not recognized. In addition, permanent differences from transaction costs in connection with the U.S. IPO of € – 3.7 million arose in 2018 and deferred tax assets on temporary differences of € 0.3 million were not recognized in 2018.

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Analysis of Net Assets, Financial Position and Results of Operations

## Consolidated Net Profit/Loss for the Period

In 2019, the net loss amounted to € 103.0 million (2018: loss of € 56.2 million; 2017: loss of € 69.8 million).

**TABLE 05**
*Multi-Year Overview – Statement of Profit or Loss*[1]

| in million € | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| Revenues | 71.8 | 76.4 | 66.8 | 49.7 | 106.2 |
| Cost of Sales | (12.1) | (1.8) | 0.0 | 0.0 | 0.0 |
| Research and Development Expenses[2] | (108.4) | (106.4) | (113.3) | (94.0) | (78.7) |
| Selling Expenses[2] | (22.7) | (6.4) | (4.8) | (2.4) | 0.0 |
| General and Administrative Expenses[2] | (36.7) | (21.9) | (15.7) | (13.4) | (15.1) |
| Other Income/Expenses | 0.2 | 1.0 | (0.6) | 0.2 | 4.7 |
| EBIT | (107.9) | (59.1) | (67.6) | (59.9) | 17.2 |
| Finance Income/Expenses | 0.5 | (0.3) | (1.2) | 0.1 | 3.4 |
| Income from Reversals of Impairment Losses/ (Impairment Losses) on Financial Assets | 0.9 | (1.0) | 1.0 | 0 | 0.0 |
| Income Tax Benefit/(Expenses) | 3.5 | 4.3 | (1.0) | (0.5) | (5.7) |
| Consolidated Net Profit/(Loss) | (103.0) | (56.2) | (69.8) | (0.4) | 14.9 |
| Earnings per Share, basic and diluted[3] | (3.26) | (1.79) | (2.41) | (2.28) | – |
| Earnings per Share, basic | – | – | – | – | 0.57 |
| Earnings per Share, diluted (in €) | – | – | – | – | 0.57 |
| Shares Used in Computing Earnings per Share (in units), basic and diluted[3] | 31,611,155 | 31,338,948 | 28,947,566 | 26,443,415 | – |
| Shares Used in Computing Earnings per Share (in units), basic | – | – | – | – | 26,019,855 |
| Shares Used in Computing Earnings per Share (in units), diluted | – | – | – | – | 26,244,292 |
| Dividends Declared per Share (in € and $) | – | – | – | – | – |

[1] Differences due to rounding.
[2] In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly. The figures for 2015 were not adjusted due to materiality reasons.
[3] Basic and diluted earnings per share are the same in each of the years ended December 31, 2019, 2018, 2017, 2016, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective period.

## Liquidity and Capital Resources

### SOURCES OF FUNDING

We have funded our operations primarily through ordinary share issues and cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners and government grants.

Liquidity is defined as the sum of the balance sheet items "cash and cash equivalents," "financial assets at fair value with changes recognized in profit or loss" and "other financial assets at amortized cost."

Analysis of Net Assets, Financial Position and Results of Operations On December 31, 2019, cash and cash equivalents amounted to € 44.3 million, financial assets at fair value with changes recognized in profit or loss amounted to € 20.5 million and other current and non-current financial assets at amortized cost amounted to € 292.7 million. On December 31, 2018, we had cash and cash equivalents of € 45.5 million, financial assets at fair value with changes recognized in profit or loss of € 44.6 mil-lion and other current and non-current financial assets at amortized cost of € 364.7 million. Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Investments are primarily made in money market funds, corporate bonds and term deposits with fixed or variable interest. We do not have any financial liabilities and are not subject to any operating covenants or capital requirements. USES OF FUNDS Our primary use of cash is to fund research and development costs related to the development of our product candidates and to commercialize tafasitamab. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline (primarily tafasitamab) and the advancement of our earlier-stage, wholly owned or co-developed product candidates. We believe that we have suï¬ƒcient cash and cash equivalents and other financial assets (including cash invested in various financial assets as described above) to cover expected operating expenses for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Additionally, the process of investigating product candidates in clinical trials and the process of commercializing a product are costly. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty. Since our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required to successfully complete the development and commercialization of our product candidates, or whether and when we will be profitable. We may require additional capital for the further development of our existing product candidates, obtain regulatory approval, expand our commercial structures and finance our operations as a public company in the U.S. We may also need to raise additional funds on short notice to pursue other in-licensing or development activities related to additional product candidates. If we cannot generate revenues quickly enough to cover pipeline developments, we may finance future cash needs through public or private equity or bond oï¬erings, including convertible Group Management Repor t 69 bonds. Additional capital may not be available at reasonable terms, if at all. If we are unable to raise additional capital in suï¬ƒcient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional capital through the issuance of debt or equity instruments, it could result in dilution to our existing shareholders, increased fixed payment obligations, or the securities may have rights senior to those of our ordinary shares or the ADSs. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to assume additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Cash Flows NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES In the reporting year, the net cash used in operating activities amounted to € 80.1 million, primarily driven by the consolidated net loss of € 103.0 million, which was partially offset by non-cash expenses of € 5.1 million, and changes in operating assets and liabilities and taxes paid of € 17.8 million. The consolidated net loss of € 103.0 million was largely due to expenses we incurred to fund our ongoing operations, particularly cost of sales, research and development expenses, selling expenses, and general and administrative expenses. The main contributors to non-cash charges were expenses for share-based payment of € 6.7 million and depreciation and amortization of tangible and intangible assets and of right-of-use assets of € 6.2 million, offset by recognition of contract liabilities of € 5.3 million and income tax benefits of € 3.5 million. Changes in operating assets and liabilities for 2019 consisted primarily of an increase in accounts payable and accruals by € 13.2 million, contract liabilities in the amount of € 6.1 million incurred during the year, as well as a decrease in accounts receivable by € 2.7 mil-lion. This was offset by an increase in prepaid expenses and other assets by € 4.4 million. The increase in external laboratory services outstanding at year-end, primarily related to tafa-sitamab, was the primary driver of the higher trade payables and accrued liabilities. The contract liability incurred during the year was largely related to prepayments received from contract partners. The decrease in accounts receivable was due to a comparatively lower level of receivables outstanding at year-end. The increase in prepaid expenses and other stemmed mainly from higher prepayments and higher receivables due from tax authorities from input tax surplus. In the prior year, the net cash used in operating activities amounted to € 33.3 million, primarily driven by the consolidated net loss of € 56.2 million, which was partially offset by non-cash expenses of € 27.4 million, and changes in operating F INANCIAL STAT EMEN TS

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Analysis of Net Assets, Financial Position and Results of Operations

assets and liabilities and taxes paid of € 4.5 million. The consolidated net loss of € 56.2 million was largely due to expenses we incurred to fund our ongoing operations, particularly research and development expenses, selling expenses and general and administrative expenses. The main contributors to non-cash charges were impairment on intangibles assets in the amount of € 24.0 million, expenses for share-based payment of € 5.6 million and depreciation and amortization of tangible and intangible assets of € 3.8 million, offset by an income tax benefit of € 4.3 million. Changes in operating assets and liabilities for 2018 consisted primarily of an increase in accounts receivable by € 6.6 million and a decrease in other liabilities by € 2.7 million, offset by contract liabilities in the amount of € 2.4 million incurred during the year as well as an increase in accounts payable and accruals by € 1.9 million. The increase in accounts receivable was due to a comparatively higher level of receivables outstanding at year-end. The decrease in other liabilities stemmed mainly from the payment of tax liabilities and the repayment of a governmental cost subsidy. The contract liability incurred during the year was largely related to annual license fees. The increase in external laboratory services outstanding at year-end was the primary driver of the higher trade payables and accrued liabilities.

In 2017, net cash used in operating activities was € 38.4 million, primarily driven by the consolidated net loss of € 69.8 million incurred to fund our ongoing operations, in particular research and development expenses and general and administrative expenses. Changes in operating assets and liabilities consisted primarily of € 18.4 million in deferred revenue in 2017, a € 7.8 million increase in accounts payable and accruals and a € 3.1 million increase in other liabilities. The deferred revenue in 2017 related to annual license fees. The increase in accounts payable and accruals was the result of an increase in external laboratory services still outstanding at the end of the year primarily related to tafasitamab. Most of the increase in other liabilities originated from a deferral of the rent-free period under our rental agreement for our headquarters.

#### NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES

In 2019, net cash provided by investing activities was € 78.6 million, primarily driven by proceeds from the sale of financial assets in the amount of € 371.9 million, of which € 318.7 million were classified at amortized cost, partially offset by the purchase of financial assets in the amount of € 274.8 million, of which € 246.5 million were classified at amortized cost. Cash provided by investing activities primarily related to shifts in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased. Additionally, in 2019, € 15.0 million were used to purchase a minority interest of 13.4 % in Vivoryon Therapeutics AG.

In the prior year, net cash used in investing activities was € 177.3 million, primarily driven by the purchase of financial assets in the amount of € 451.3 million, of which € 366.8 million were classified at amortized cost, partially offset by proceeds from the sale of financial assets in the amount of € 276.4 million, of which € 150.0 million were classified at amortized cost. Cash used in investing activities primarily related to the investment of the proceeds from our initial public offering on the Nasdaq as well as a shift in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased.

In 2017, net cash provided by investing activities was € 32.9 million, primarily driven by proceeds from the sale of financial assets in the amount of € 210.2 million, partially offset by the purchase of financial assets in the amount of € 164.4 million, of which € 108 million were classified as loans and receivables. Cash provided by investing activities primarily related to a shift in the composition in our investment portfolio as financial assets matured and were sold and new, similar financial assets were purchased.

#### NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES

In 2019, net cash provided by financing activities was € 0.4 million and mainly related to proceeds from the exercise of convertible bonds by related parties in the amount of € 3.7 million offset by lease and interest payments in the amount of € 3.4 million.

In the prior year, net cash provided by financing activities was € 179.5 million and mainly related to the gross proceeds from our initial public offering on the Nasdaq of € 193.6 million offset by the related issuance costs of € 15.0 million.

In 2017, net cash provided by financing activities was € 8.2 million and mainly related to exercises of convertible bonds by members of the Management Board and the Senior Management Group.

## Investments

In 2019, MorphoSys invested € 3.1 million in property, plant and equipment (2018: € 1.8 million), mainly laboratory equipment (i.e. machinery) and tenant fixtures. Depreciation of property, plant and equipment in 2019 increased to € 2.0 million (2018: € 1.8 million).

The Company invested € 0.6 million in intangible assets in 2019 (2018: € 0.6 million). Amortization of intangible assets was below the prior year's level and amounted to € 1.5 million in 2019 (2018: € 1.9 million). In 2019, impairment of € 1.5 million was recognized on in-process R&D programs and patents. In 2018, impairment of € 15.1 million was recognized on the in-process R&D programs, thereof € 13.4 million on the MOR107 program.

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71

FINANCIAL STATEMENTS

**TABLE 06**

*Multi-Year Overview – Financial Situation*[1]

| in million € | 2019 | 2018 | 2017 | 2016 | 2015 |
|---|---|---|---|---|---|
| Net Cash Provided by/Used in Operating Activities | (80.1) | (33.3) | (38.4) | (46.6) | (23.5) |
| Net Cash Provided by/Used in Investing Activities | 78.6 | (177.3) | 32.9 | (80.8) | 86.3 |
| Net Cash Provided by/Used in Financing Activities | 0.4 | 179.5 | 8.2 | 110.4 | (4.1) |
| Cash and Cash Equivalents (as of 31 December) | 44.3 | 45.5 | 76.6 | 73.9 | 90.9 |
| Financial Assets at Fair Value through Profit or Loss[2] | 20.5 | 44.6 | 0.0 | 0.0 | 0.0 |
| Other Financial Assets at Amortized Cost, Current Portion[2] | 207.7 | 268.9 | 0.0 | 0.0 | 0.0 |
| Other Financial Assets at Amortized Cost, Net of Current Portion[2] | 84.9 | 95.7 | 0.0 | 0.0 | 0.0 |
| Available-for-sale Financial Assets[2] | 0.0 | 0.0 | 86.5 | 63.4 | 64.3 |
| Bonds, Available-for-sale[2] | 0.0 | 0.0 | 0.0 | 6.5 | 33.1 |
| Financial Assets Categorized as Loans and Receivables, Current Portion[2] | 0.0 | 0.0 | 149.1 | 136.1 | 94.6 |
| Financial Assets Categorized as Loans and Receivables, Net of Current Portion[2] | 0.0 | 0.0 | 0.0 | 79.5 | 15.5 |

[1] Differences due to rounding.
[2] Since 2018, due to the first-time adoption of IFRS 9 Financial Instruments, the items representing liquidity are presented in different balance sheet items than in prior years.

## Net Assets

### ASSETS

Total assets on December 31, 2019 amounted to € 496.4 million and were € 42.4 million lower than on December 31, 2018 (€ 538.8 million). Current assets fell by € 85.2 million, mainly driven by a decline in financial assets and cash and cash equivalents.

On December 31, 2019, a total of € 20.5 million (December 31, 2018: € 44.6 million) was invested in various money market funds and reported under the item "financial assets at fair value, with changes recognized in profit or loss." The item "other financial assets at amortized cost" include financial instruments totaling € 207.7 million (December 31, 2018: € 268.9 million) and consist primarily of term deposits with fixed or variable interest rates and corporate bonds.

Non-current assets rose by € 42.8 million to € 192.7 million (December 31, 2018: € 149.9 million), primarily as a result of the initial recognition of the item "right-of-use, net" in the amount of € 43.2 million due to the application of the new IFRS 16 standard on leases and the increase in "investments at fair value, with changes recognized in other comprehensive income" by € 13.8 million due to a minority interest of 13.4 % in Vivoryon Therapeutics AG, acquired in October 2019. This increase was offset by a decrease in non-current other financial assets at amortized cost of € 10.8 million.

### LIABILITIES

Current liabilities increased from € 45.9 million on December 31, 2018 to € 61.6 million on December 31, 2019, primarily as a result of an increase of € 12.3 million in the item "accounts payable and accruals" and the initial recognition of the item "lease liabilities, current portion" in the amount of € 2.5 million due to the application of the new IFRS 16 standard on leases.

Non-current liabilities (December 31, 2019: € 40.2 million; December 31, 2018: € 4.5 million) increased primarily due to the initial recognition of the item "lease liabilities, net of current portion" in the amount of € 40.0 million as a result of the application of the new IFRS 16 standard for leases.

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Analysis of Net Assets, Financial Position and Results of Operations

## STOCKHOLDERS' EQUITY

As of December 31, 2019, Group equity totaled € 394.7 million compared to € 488.4 million on December 31, 2018. As of December 31, 2019, the Company's equity ratio amounted to 80% compared to 91% on December 31, 2018.

The number of shares issued totaled 31,957,958 as of December 31, 2019, of which 31,732,158 shares were outstanding (December 31, 2018: 31,839,572 shares issued and 31,558,536 shares outstanding). Common stock was higher as a result of the exercise of 118,386 convertible bonds granted to the Management Board and former employees. The weighted-average exercise price of the convertible bonds was € 31.88.

As of December 31, 2019, the Company held 225,800 shares of treasury stock valued at € 8,357,250, representing a decline of € 2,041,523 compared to December 31, 2018 (281,036 shares, € 10,398,773 ). The decline was the result of the transfer of 52,328 shares of treasury stock valued at € 1,934,043 to the Management Board and Senior Management Group from the performance-based 2015 Long-Term Incentive plan (LTI). The vesting period for this LTI plan expired on April 1, 2019 and beneficiaries had the option to receive a total of 52,328 shares by December 31, 2019. In addition, 2,908 shares of treasury stock valued at € 107,480 were transferred to related parties.

**TABLE 07**
*Multi-Year Overview – Balance Sheet Structure*[1]

| in million € | 12/31/2019 | 12/31/2018 | 12/31/2017 | 12/31/2016 | 12/31/2015 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Current Assets | 303.7 | 388.9 | 340.7 | 308.1 | 300.1 |
| Non-current Assets | 192.7 | 149.9 | 74.7 | 155.5 | 100.0 |
| **TOTAL** | **496.4** | **538.8** | **415.4** | **463.6** | **400.1** |
| **EQUITY AND LIABILITIES** | | | | | |
| Current Liabilities | 61.6 | 45.9 | 47.7 | 38.3 | 27.5 |
| Non-current Liabilities | 40.2 | 4.5 | 9.0 | 9.8 | 9.9 |
| Stockholders' Equity[2] | 394.7 | 488.4 | 358.7 | 415.5 | 362.7 |
| **TOTAL** | **496.4** | **538.8** | **415.4** | **463.6** | **400.1** |

[1] Differences due to rounding.
[2] Includes common stock as of December 31, 2019: € 31,957,958; December 31, 2018: € 31,839,572; December 31, 2017: € 29,420,785; December 31, 2016: € 29,159,770; December 31, 2015: € 26,537,682.

Analysis of Net Assets, Financial Position and Results of Operations

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73

FINANCIAL STATEMENTS

## Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

**TABLE 08**
*Contractual Obligations (December 31, 2019)*

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| (in € thousands) | Total | less than 1 year | 1 to 3 years | 3 to 5 years | More than 5 years |
| Leases | 50,858 | 3,515 | 6,730 | 6,730 | 33,883 |
| Other | 1,632 | 1,294 | 338 | 0 | 0 |

### LEASE OBLIGATIONS

We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely.

### OTHER COMMITMENTS

Other commitments may become due for future payments for outsourced studies. As of December 31, 2019, we expected to incur approximately € 164.7 million of expenses for outsourced studies, of which approximately € 64.4 million will be paid in the next twelve months. Additionally, if certain milestones are achieved in the Proprietary Development segment, for example, by filing an application for an investigational new drug, or IND, for specific target molecules, this may trigger regulatory and sales milestone payments to licensors of up to an aggregate of US$ 287 million. The next milestone payments of US$ 37.5 million are anticipated to occur in the next twelve months. No accruals have been recorded in our consolidated balance sheet for these amounts. They are also not included in the table above as the timing and payment are uncertain.

### OFF-BALANCE-SHEET ARRANGEMENTS

We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2019 or 2018.

## Comparison of Actual Business Results Versus Forecasts

MorphoSys demonstrated solid financial performance during the 2019 reporting year. A detailed comparison of the Company's forecasts versus the actual results can be found in Table 09*.

*CROSS-REFERENCE to page 74

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Analysis of Net Assets, Financial Position and Results of Operations

**TABLE 09**
*Comparison of Actual Business Results Versus Forecasts*

| | 2019 Targets | 2019 Results |
|---|---|---|
| Financial targets | Group revenues between € 65 million and € 72 million (initial forecast € 43 – 50 million; revised on July 3, 2019 upon announcement of GSK milestone payment for initiation of phase 3 program with otilimab) | Group revenues of € 71.8 million; initial forecast exceeded due to GSK milestone payment for initiation of phase 3 program with otilimab |
| | Expenses for proprietary product and technology development of € 95 – 105 million | Expenses for proprietary product and technology development of € 98.6 million |
| | EBIT of € – 105 million to € – 115 million (initial forecast: € – 127 million to € – 137 million; revised on July 3, 2019 upon announcement of GSK milestone payments for initiation of phase 3 program with otilimab) | EBIT of € - 107.9 million; initial forecast exceeded due to GSK milestone payment for initiation of phase 3 program with otilimab |
| | Proprietary Development segment:<br>R&D expenses remain high (2018: € 107.0 million)<br>EBIT loss sharply higher Y-o-Y due to continued high level of R&D expenditures for proprietary programs (2018: € 53.2 million) | Proprietary Development segment:<br>R&D expenses of € 97.1 million<br>EBIT of € - 109.1 million |
| | Partnered Discovery segment:<br>R&D expenses lower than in the prior year (2018: € 8.5 million)<br>EBIT positive (2018: € 13.3 million) | Partnered Discovery segment:<br>R&D expenses of € 9.7 million<br>EBIT of € 26.8 million |
| Proprietary Development | Tafasitamab<br>• Continued discussions with the U.S. FDA on Breakthrough Therapy Designation status<br>• Completion of data analysis of all 81 patients with r/r DLBCL participating in the fully recruited L-MIND study according to the current study protocol; presentation of study results based on data at the time of primary completion analysis | Tafasitamab<br>• Regular updates provided on progress toward potential marketing authorization<br>• L-MIND: Data analysis completed (June): the primary endpoint, defined as the best objective response rate (ORR), was met; presentation of the data at the ICML in Lugano. In addition, the Re-MIND study was conducted as a retrospective observational matched control cohort: primary endpoint, defined as best comparative ORR to published data for the respective monotherapies – was met. ORR was 60% (48 of 80 patients), 43% of patients (34 of 80) showed a complete response (CR). 82% of CRs are confirmed by PET (positron emission tomography) |
| | • Initiation of phase 1b study of tafasitamab as frontline treatment of DLBCL in the second half of 2019<br>• Continuation of the pivotal phase 3 trial B-MIND evaluating tafasitamab in combination with bendamustine in comparison to rituximab plus bendamustine in r/r DLBCL | • End of December: initiation of a phase 1 study with tafasitamab as frontline treatment in DLBCL (first patient dosed)<br>• B-MIND: Amendment of the study protocol to include a biomarker-based co-primary endpoint (March); study successfully passed futility analysis (November); data were evaluated by an independent data monitoring committee (IDMC), which recommended increasing the number of patients from 330 to 450 |
| | • Continuation of the phase 2 COSMOS study of tafasitamab in CLL/SLL in combination with idelalisib or venetoclax, respectively, and presentation of study data<br>• Completion of the BLA for regulatory marketing approval, including clinical and CMC* (chemistry, manufacturing and control) data for tafasitamab and submission of the BLA to the U.S. FDA by year-end | • Continuation of the COSMOS study, data from the primary analysis were presented at the ASH conference (December)<br>• End of December: BLA for tafasitamab in combination with lenalidomide submitted to the U.S. FDA for the treatment of r/r DLBCL; BLA based on data from the primary analysis of the L-MIND study of tafasitamab in combination with lenalidomide in patients with r/r DLBCL and data from the primary analysis of the retrospective observational matched control cohort (Re-MIND), which is evaluating the efficacy of lenalidomide monotherapy in r/r DLBCL patients |
| | • Continue building sales structure in the U.S. to establish a foundation for the planned marketing of tafasitamab | • Continued build-up of sales structures; establishment of MorphoSys US Inc. in Boston, Massachusetts, U.S., to support the planned commercialization of tafasitamab in the United States |
| | MOR202<br>• Preparation and start of an exploratory clinical trial of MOR202 in an autoimmune indication | MOR202<br>• First clinical sites activated for phase 1/2 trial in anti-PLA2R antibody-positive membranous nephropathy (aMN) (October) |

Analysis of Net Assets, Financial Position and Results of Operations
Group Management Report
75
FINANCIAL STATEMENTS

| | 2019 Targets | 2019 Results |
|---|---|---|
| | MOR106<br>• Continuation of ongoing clinical trials of MOR106 in atopic dermatitis together with our development partner Galapagos under the existing global license agreement with Novartis | MOR106<br>• Clinical development of MOR106 in atopic dermatitis stopped after results of an interim analysis for futility in the IGUANA phase 2 trial (October) |
| | MOR107<br>• Continuation of preclinical testing of MOR107 with focus on oncology indications | MOR107<br>• Continuation of preclinical studies in oncology indications |
| | Otilimab – GSK<br>• Continuation of clinical activities in rheumatoid arthritis | Otilimab – GSK<br>• Initiation of phase 3 clinical program in rheumatoid arthritis (July) |
| | Continuation and/or initiation of development programs in the field of antibody identification and preclinical development | • Exclusive license option for Vivoryon's small molecule QPCTL inhibitors in the field of oncology (July)<br>• Continuation of early drug discovery programs |
| Partnered Discovery | Progress in development programs with partners | Increase in number of partner programs (104 programs) and pipeline maturing<br><br>Guselkumab (Tremfya®; Partner: Janssen):<br>• Initiation of clinical development in ulcerative colitis (January)<br>• U.S. approval for Tremfya® One-Press for self-administration of Tremfya® for adults with moderate to severe psoriasis (February)<br>• Initiation of clinical development in familial adenomatous polyposis (April)<br>• Publication of topline results of the phase 3 studies DISCOVER 1 and 2 (June): the studies investigated the efficacy and safety of Tremfya® compared to a placebo in adult patients with active moderate to severe psoriatic arthritis (PsA)*<br>• Submission of an application for approval for the treatment of adults with active psoriatic arthritis to the U.S. FDA (September) and EMA (October)<br>• Marketing approval for Tremfya® for the treatment of psoriasis in China (December)<br><br>Presentation of the results of a phase 2 study for bimagrumab in obesity and type 2 diabetes by partner Novartis (November) |

*SEE GLOSSARY – page 192

## The Management Board's General Assessment of Business Performance

Our mission is to become a fully integrated biopharmaceutical company that develops and markets its own drugs. In the reporting year, we made important progress toward this goal.

The 2019 reporting year was marked by operational highlights and positive events in our development programs. Following the successful listing on the Nasdaq stock exchange in April 2018, our visibility in the U.S. continued to increase in 2019. During the reporting year, we continued to focus on tafasitamab, our antibody for the treatment of blood cancers. We have reached several milestones on the way to achieving our goal of obtaining marketing approval for tafasitamab for relapsed/refractory DLBCL in the United States. Based on positive data from the primary analysis of the phase 2 L-MIND trial and positive topline results from the primary analysis of the retrospective observational matched control cohort Re-MIND, we submitted the Biologics License Application for tafasitamab to the U.S. FDA in December. For B-MIND, we reported that the study successfully passed the pre-planned futility interim analysis. In preparation for the market launch of tafasitamab, which is planned for mid-2020, if U.S. FDA approval is granted, we have further developed our U.S. subsidiary in 2019 and established the commercial structures necessary for the planned commercialization. To expand the clinical development of tafasitamab beyond r/r DLBCL, we have also initiated a phase 1b trial as frontline therapy in DLBCL.

Group Management Repor t 76 Analysis of Net Assets, Financial Position and Results of Operations Revenues in the 2019 financial year declined to € 71.8 million, and EBIT amounted to € –107.9 million. The revenues in 2019 contained amongst others a milestone payment from GSK in the amount of € 22.0 million. Moreover, guselkumab (Tremfya®) sales grew rapidly during 2019 resulting in royalty payments with strong year-on-year growth as compared to 2018. The decreased EBIT compared to the prior year resulted from increased expenses for the development and preparations for the commercialization of tafasitamab. The net cash outflow from operating activities amounted to € 80.1 million, which was mainly the result of the planned expenses for proprietary research and development. Our equity ratio of 80 % and liquid funds of € 357.4 million are a confirmation of the strength of the Company’s financial resources. Our other Proprietary Development and Partnered Discovery programs also made significant progress in 2019. In the Proprietary Development segment, we have initiated clinical development of our anti-CD38 antibody MOR202 for the treatment of an autoimmune kidney disease, while our partner I-Mab initiated the clinical development in Taiwan with MOR202 in multiple myeloma in second- and third-line treatment and, after receiving IND approval, expanded these studies also to mainland China. For otilimab, our antibody against GM-CSF out-licensed to GSK, GSK initiated a phase 3 clinical program in rheumatoid arthritis in mid-2019. In July 2019, we entered into an agreement with Vivoryon Therapeutics AG granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors, including the lead molecule PQ912, in the field of oncology, which we are now investigating preclinically in combination with our antibodies, particularly tafasitamab. In October 2019, we had to report, together with Galapagos, that the clinical development of MOR106 in atopic dermatitis was stopped due to an interim analysis for futility in the phase 2 IGUANA study. The joint decision of all three partners involved – MorphoSys, Galapagos and Novartis – was based on a lack of efficacy, not on safety concerns. The three parties are currently evaluating the future strategy for MOR106. In the Partnered Discovery segment, we were also able to report on the successes of our partners. Our partner Janssen continued to evaluate the use of guselkumab (Tremfya®), the first approved and marketed therapeutic antibody based on MorphoSys’ proprietary technology, in additional indications and reported positive long-term data in plaque psoriasis and initial data in psoriatic arthritis, which formed the basis for marketing authorization applications to both the U.S. FDA and EMA. In December 2019, Tremfya® was also approved for the treatment of psoriasis in China. In 2019, we had a sharp rise in our royalty payments, which we reinvested in the development of our proprietary drug programs and in the establishment of a sales organization. At the end of 2019, our pipeline comprised a total of 116 drug candidates (twelve proprietary and 104 partnered programs), 28 of which are currently in clinical development.

Outlook and Forecast Group Management Repor t 77 Outlook and Forecast MorphoSys’ business model is focused on developing innovative drug candidates derived from its proprietary technologies, such as the HuCAL and Ylanthia antibody libraries. We develop drug candidates both on a proprietary basis and together with partners with the goal of giving patients access to better treatment alternatives. Our proprietary development activities focus mainly on oncology compounds, which we aim to bring to market and commercialize. We continue to concentrate on further developing our technologies in the fast-growing, innovation- driven areas of the life sciences sector as the foundation of our business model. General Statement on Expected Development MorphoSys’ strategic focus is on the development of innovative drugs to improve the lives of patients suffering from severe diseases. At the center of this focus is the development of tafa-sitamab, our most advanced drug candidate, for the treatment of certain forms of blood cancer, which we intend to further develop and market together with our collaboration partner Incyte pursuant to the collaboration and licensing agreement signed in early 2020. Our continued investment in the development of validated and innovative technology platforms is an important basis for our business. In the Partnered Discovery segment, the commercialization of our technologies provides contractually secured cash flows from our partnerships with pharmaceutical companies. The Management Board anticipates the following developments, among others, to take place in 2020: • Market launch of tafasitamab in combination with lenalido-mide for r/r DLBCL in the U.S. planned for mid-2020 (given U.S. FDA approval), together with our partner Incyte under the collaboration and license agreement signed in January 2020; • Support of Incyte for the submission of a marketing authorization application for tafasitamab in combination with lenalido-mide for r/r DLBCL to the European EMA by mid-2020; Incyte has exclusive commercialization rights outside of the U.S.; • Continued expansion of the commercial structures and strategic presence in the U.S. to ensure the readiness for the marketing of tafasitamab by mid-2020 following regulatory approval, complemented by the commercial expertise and infrastructure of Incyte; • Continuation of the phase 1b study with tafasitamab initiated in December 2019 in firstline DLBCL; • Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020; • Advancing the development of the other proprietary product candidates: continuation of the clinical development of MOR202 in autoimmune kidney disease and further support of the development of MOR202 by our partner I-Mab in multiple myeloma in Greater China; • Preclinical testing of Vivoryon’s QPCTL inhibitors in the field of oncology and in combination with our antibodies, above all tafasitamab; • Benefiting from our partners’ successful clinical development and product sales and further investing these funds in the development of our own programs; • Exploration of new strategic agreements based on the Company’s proprietary technologies to gain access to innovative targets and compounds; • Further expansion of the Company’s proprietary development activities through potential in-licensing, company acquisitions, development collaborations and new in-house development; and • Investments in proprietary technology development to defend and expand our position in therapeutic antibodies and related technologies. Strategic Outlook MorphoSys invests a significant portion of its financial resources in proprietary research and development, as well as in establishing its own commercialization structures. The Management Board believes that this is the best approach to increasing the Company’s value in the long term. Our business activities are focused on cancer, and our strategy is increasingly emphasizing the independent development of projects up to the later stages of clinical research, and even leading them to commercialization. Our primary focus is tafasitamab, our most advanced proprietary program. We are currently awaiting the U.S. FDA’s decision on our application for marketing approval for tafasitamab in the U.S. and plan to market it there together with our collaboration partner Incyte. We also intend to advance tafasitamab’s development together with Incyte into firstline treatment of DLBCL and other indications. Another strategic goal is to advance our other proprietary development candidates and further strengthen our technology platform. Revenues from R&D funding, royalties, license and milestone payments, and a strong cash position give us the resources to further expand our proprietary drug and technology development, as well as the Company’s operational development. F INANCIAL STAT EMEN TS

Group Management Repor t 78 Outlook and Forecast To prepare for tafasitamab’s potential market entry, we will continue to support our subsidiary MorphoSys US Inc. (headquartered in Boston, Massachusetts, U.S.). During the reporting year, we successfully filled key positions, such as the U.S. Head of Operations, as well as other management positions in the areas of Medical Affairs, Market Access, Sales & Marketing, Commercial Operations, and Legal and Finance, among others. Our Medical Affairs team follows a multi-stakeholder strategy and has already started to establish networks with healthcare professionals and oncologists. At the end of 2019, we had 36 people employed to support our commercial structure. By the time we reach tafasitamab’s market entry planned for mid-2020, we expect to have hired more than 100 additional employees to further strengthen our U.S. presence. We also take advantage of emerging opportunities to explore our proprietary drug candidates in other disease areas such as inflammatory or autoimmune diseases. On a case-by-case basis, MorphoSys enters into partnerships with other companies to co-develop its proprietary candidates or out-license them in selected countries or globally. Our Partnered Discovery segment generates contractually guaranteed cash inflows based on various collaborations with pharmaceutical companies. The majority of the development candidates in recent years have been generated within the scope of our partnership with Novartis. Although this partnership ended in November 2017, we expect that development candidates from this and other partnerships to continue to be developed and potentially lead to further revenue sharing in the form of milestone payments in the future. In 2017, the drug Tremfya®, developed and marketed by Janssen, was the first antibody from our Partnered Discovery program to receive marketing approval. Since Tremfya®’s launch, Janssen has obtained approval for the treatment of psoriasis in several countries and is pursuing broad clinical development in many other indications. We expect Tremfya® to continue to generate a large part of our royalty income in the foreseeable future. Due to its breadth and stage of development, the partnered pipeline could yield further marketable therapeutic antibodies in the future. If successful, our financial participation in the form of royalties on product sales would increase. Expected Economic Development In its January 2020 report, the International Monetary Fund (IMF) projected global economic growth of 3.3 % in 2020, compared to a forecast of 2.9 % for the year 2019. Growth in advanced economies is anticipated to reach 1.6 % in 2020, compared to the forecast of 1.7 % for 2019. The IMF expects growth in the euro zone to increase to 1.3 % in 2020 compared to the 1.2 % forecast for 2019. Growth in Germany is anticipated to rise to 1.1 % in 2020 (2019: 0.5%), and the IMF projection for U.S. economic growth in 2020 is 2.0% (2019: 2.3%). The IMF’s 2020 growth forecast for the emerging and developing countries is 4.4% (2019: 3.7%), and growth in China in the coming year is projected at 6.0% (2019: 6.1%). Russia’s economy is anticipated to grow 1.9% (2019: 1.1%). Brazil is also expected to experience positive growth, projected at 2.2 % for 2020 (2019: 1.2%). MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs. However, depending on the severity of the situation, it may be diï¬ƒcult or in certain cases impossible for us to continue our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse eï¬ect on our business. Expected Development of the Life Sciences Sector While investors entered 2019 with one of the largest quarterly drops ever seen in the biotech sector, 2020 began on a much brighter note following very strong performance in the final quarter of 2019. According to research by BioCentury (“Politics aside, 2020 could be a good year for bringing back generalists” as of January 4, 2020, “Fewer FDA approvals in 2019, but a basket of firsts” as of January 1, 2020, “It’s been a hell of a millennium – and it’s just getting started” as of December 21, 2019), the investment community is split on if and how far this strong performance will carry into 2020. With large cap biotechs having overall cheap valuations and Biogen’s unexpected positive news about its Alzheimer’s disease product candidate, adu-canumab, some see the potential for generalist investors to come back to the sector after a hiatus of several years. Others disagree. Investors do agree, however, that there will be a spate of financings early in the year, as companies seek to raise funds ahead of an expected U.S. pre-election lull. The sentiment is that strong companies will be able to raise the cash they need. Weaker companies may have more trouble as investors will have a lot of choice and can thus be more selective. The political turmoil in the U.S. in this election year and the drug pricing debate could put downward pressure on stocks, although some think that a more conservative pricing scenario has already been priced in. M&A activity was high in the last quarter of 2019, another factor to increase interest in the sector. According to the report “Global Pharma & Life Sciences deals insights Year-end 2019” issued by PricewaterhouseCoopers (PwC), 2020 is expected to be another active year in terms of M&A, although perhaps not as high in terms of deal value as in 2019. Mid-sized biotechs are expected to continue to drive the activity. PwC expects the key contributing factors that will drive an active M&A market in

Outlook and Forecast Group Management Repor t 79 2020 to be: access to capital, promising biotech innovation, and a need for companies to act on their growth strategies. Biotech innovation was highlighted by the number of U.S. FDA novel drug approvals in 2019. While falling short of the all-time high of 59 in 2018, there were 48 new molecular entities approved in 2019, ahead of the 46 approved in 2017. The count does not include approvals from the Center for Biologics Evaluation and Research (CBER), which included approval of the first gene therapy for spinal muscular atrophy and vaccines against Ebola and Dengue. In 2019, the European Medicines Agency (EMA) recommended approval of 30 new active substances. In a BioCentury article reviewing the major medical advances of the last twenty years, optimism that the industry will continue to develop transformative medicines remains. The challenges of the next 20 years, according to the article, will be to ensure equitable access. The role of biosimilars in reducing costs and expanding access is still a question, and manufacturing and pricing issues must still be resolved before it can be seen how extensively new modalities such as gene and cell therapies will be able to transform disease. Future Research and Development and Expected Business Performance PROPRIETARY DEVELOPMENT MorphoSys will continue to invest in research and development. The majority of investment will fund the development of our proprietary drug candidates tafasitamab and MOR202 and our discovery efforts. The lion’s share of that funding will be dedicated to the clinical development of tafasitamab. Further investment will be made in the areas of target molecule validation and antibody and technology development. We will also continue to seek collaborations with partners such as academic institutions to gain access to new target molecules and technologies. The planned investments into the Company’s proprietary drug candidates and technologies should also lead to a further matured proprietary pipeline in the future. The events and development activities planned for 2020 include the following: • Market launch of tafasitamab for usage in combination with lenalidomide in r/r DLBCL in the U.S. planned for mid-2020 (given U.S. FDA approval), together with our collaboration partner Incyte as part of the co-commercialization strategy under the licensing agreement; • Support of Incyte for the submission of a marketing authorization application for tafasitamab to be used in combination with lenalidomide for r/r DLBCL to the European EMA by mid-2020; Incyte has exclusive commercialization rights outside of the U.S.; • Continued expansion of the commercial structures and strategic presence in the U.S. to ensure the readiness for the market- ing of tafasitamab by mid-2020 following regulatory approval, complemented by the existing marketing structures of Incyte; • Continue phase 1b study with tafasitamab started in Decem-ber 2019 in previously untreated DLBCL; • Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B-MIND trial); increase the number of patients to 450; • Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL; • Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement signed with Incyte in January 2020. Further indications and also various studies initiated by investigators are planned; • Continue clinical development of MOR202 in an autoimmune disease that aï¬ects the kidney as well as potentially other autoimmune indications; • Explore the future strategy for MOR106, together with Gala-pagos and Novartis; • Conduct preclinical investigation of Vivoryon’s QPCTL inhibitors in oncology and in combination with our antibodies, led by tafasitamab. Depending on the results of the preclinical phase, the option agreed last year could be exercised in 2020; • Continue preclinical investigations of MOR107 with a focus on oncological indications; and • Continue and/or initiate development programs in the area of antibody discovery and preclinical development. PARTNERED DISCOVERY MorphoSys will continue to focus primarily on advancing its proprietary development pipeline. In the Partnered Discovery segment, MorphoSys will carefully review its options to enter into new collaborations based on its proprietary technologies with pharmaceutical and biotechnology companies, comparable to its dermatology collaboration with LEO Pharma based on our Ylanthia antibody platform. This partnership was initiated in 2016 and expanded in 2018 to include MorphoSys’ own proprietary peptide platform. Based on information on the clinicaltrials.gov website, more than 15 phase 2 and phase 3 clinical trials conducted by partners to evaluate antibodies based on MorphoSys technology could be completed by the end of 2020. These trials include a series of clinical studies of Tremfya® (guselkumab) conducted by our partner Janssen. In 2019, Janssen submitted marketing authorization applications to the U.S. FDA and EMA for Tremfya® for the treatment of psoriatic arthritis. Decisions on these applications could potentially be made in 2020. Since the clinical development of the drug candidates progresses, we expect individual product candidates in the partnered pipeline to further mature. Whether, when, and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of our partners. F INANCIAL STAT EMEN TS

Group Management Repor t 80 Outlook and Forecast Expected Development of the Financial Position And Liquidity Revenues in the 2020 financial year are expected to be signifi-cantly above those achieved in 2019, mainly driven by the collaboration and licensing agreement signed with Incyte. The Management Board is projecting Group revenues of € 280 mil-lion to € 290 million in the 2020 financial year. This forecast does not take into account tafasitamab revenues and revenues from future collaborations and/or licensing agreements. Revenues are expected to include royalty income from Tremfya® ranging from € 37 million to € 42 million. R&D expenses are expected in the range of € 130 million to € 140 million in 2020. Most of these expenses will stem from the development of tafasitamab and MOR202 and early-stage development programs and include planned expenses for the further development of our technology and our partnered programs. MorphoSys will continue to build commercial structures in the U.S. in preparation for the potential commercialization of tafa-sitamab, pending regulatory approval, and therefore expects to incur a significant amount of selling expenses in the high double-digit million euro range for 2020. Significant increases are also expected for general and administrative expenses, to support the further development of commercialization structures. The Company expects an EBIT in the range of approximately € – 15 million to € 5 million in 2020. The guidance is based on constant currency exchange rates and does not include any contributions from tafasitamab revenues and any effects from potential in-licensing or co-development deals for new development candidates. The guidance does not include a potential impact of the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. The Company expects the Partnered Discovery segment to generate a positive operating result, as in previous years. In the years ahead, one-time events, such as the in-licensing and out-licensing of development candidates and larger milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company’s net assets and financial position. Such events could cause financial targets to change significantly. Similarly, failures in drug development could have negative consequences for the MorphoSys Group. Negative effects of a pandemic in light of the recent expansion of the coronavirus outside China are also possible or cannot be excluded. Revenue growth in the near- to medium-term will depend on the Company’s ability to secure regulatory approval for launch and successfully commercialize its first proprietary program tafasitamab. In addition, revenues should increasingly benefit from royalties based on sales of Tremfya® (guselkumab). At the end of the 2019 financial year, MorphoSys had liquidity of € 357.4 million (December 31, 2018: € 454.7 million). In 2020, we expect a significant increase in our liquidity position. In accordance with the collaboration and license agreement with Incyte, we expect to receive an upfront payment of US$ 750 million and have received an equity investment of US$ 150 million. We received final antitrust clearance for the global collaboration and license agreement between MorphoSys and Incyte for tafasitamab on or before March 2, 2020 and the transaction became eï¬ective on March 3, 2020. With its strong liquidity position, MorphoSys sees itself in a position to finance its further corporate growth through strategic measures such as the investment in the Company’s proprietary portfolio and the potential in-licensing of technologies and compounds as well as partnering agreements with promising companies. Dividend In the separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), the Company is reporting an accumulated deficit, which prevents it from distributing a dividend for the 2019 financial year. In view of the anticipated losses in 2020, the Company expects to continue to report an accumulated loss for the 2020 financial year. MorphoSys plans to invest further in the development of proprietary drugs and in building its commercial capabilities in the U.S. It will also pursue new in-licensing agreements and acquisitions to open up new growth opportunities and increase the Company’s value. Based on these plans, the Company does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions of events that could influence the Company in 2020 and beyond. Future results may differ from the expectations described in the section entitled “Outlook and Forecast.” The most significant risks are described in the risk report.

Risk and Oppor tunity Repor t Group Management Repor t 81 F INANCIAL STAT EMEN TS Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the health-care sector are influenced by a wide variety of factors. Global demographic changes, medical advances and the desire to improve the quality of life provide excellent growth opportunities for the pharmaceutical and biotechnology industries; however, companies must also grapple with growing regulatory requirements in the field of drug development as well as cost pressure on the healthcare systems. We make a great eï¬ort to systematically identify new opportunities and leverage our business success to generate a lasting increase in enterprise value. Entrepreneurial success, however, is not achievable without conscious risk-taking. Through our worldwide operations, we are confronted with a number of risks that could affect our business performance. Our risk management system identifies these risks, evaluates them and takes suitable action to avert risk and reach our corporate objectives. A periodic strategy review ensures that there is a balance between risk and opportunity. We only assume risk when there is an opportunity to increase the Company’s value. Risk Management System The risk management system is an essential element of our corporate governance and ensures adherence to good corporate governance principles and compliance with regulatory requirements. We have a comprehensive system in place to identify, assess, communicate and deal with risk. Our risk management system identifies risk as early as possible and details the actions we can take to limit operating losses and avoid risks that could jeopardize our Company. All actions to minimize risk are assigned to risk oï¬ƒcers, who are also members of our Senior Management Group. All of our material risks in the various business segments are assessed using a systematic risk process that is carried out twice a year. Risks are evaluated by comparing their quantifi-able financial impact with their probability of occurrence and without initiating a risk mitigation process. This method is applied over assessment periods of twelve months and three years to include the risk related to our proprietary development that has a longer duration. Additionally, there is a long-term strategic risk assessment that spans more than three years (qualitative assessment). An overview of the current risk assessment can be found in Tables 10* and 11*. *CROSS-REFERENCE to page 87 and page 88 Risk managers enter their risks into an IT platform that makes monitoring, analyzing and documenting risks much easier. The risk management system distinguishes risk owners from risk managers. For risks in relation to clinical development, the risk owner is the responsible business team head for the respective clinical program. For non-clinical risks, the risk owner is the responsible department head. Employees from the respective area of the risk owner can be risk managers as long as the risks included in the risk management system fall under their area of responsibility. Risk owners and risk managers are required to update their risks and assessments at half-yearly intervals. This process is coordinated and led by the Internal Controls & Risk Management Department, which is also responsible for monitoring the evaluation process and summarizing the key information. The information is presented regularly to the Management Board which, in turn, presents the results to the Supervisory Board twice a year. The entire evaluation process is based on standardized evaluation forms. Risk management and monitoring activities are carried out by the relevant managers. The changes in the risk profile resulting from these activities are recorded at regular intervals. It is also possible to report important risks on an ad hoc basis should they occur outside of the regular intervals. The risk and opportunity management system combines a bottom-up approach for recognizing both short- and medium-term risks with a top-down approach that systematically identifies long-term global risks and opportunities. As part of the top-down approach, workshops are held twice per year with selected members of the Senior Management Group. These workshops assess and discuss the long-term risks and opportunities, including those exceeding a period of three years, in diï¬erent areas of the Company. The evaluation process is solely qualitative. The risks are listed in Table 11*. *CROSS-REFERENCE to page 88 Principles of Risk and Opportunity Management We continually encounter both risks and opportunities that could have a potential material impact on our net assets and fi-nancial position as well as a direct eï¬ect on intangible assets, such as our image in the sector or our brand name. We define risk as an internal or external event that has a direct impact. In handling risk, we include an assessment of the potential financial impact on our goals. There is a direct relationship between opportunity and risk. Seizing opportunities has a positive influence on our goals, whereas the emergence of risk has a negative influence.

Group Management Repor t Risk and Oppor tunity Repor t 82 Responsibilities under the Risk and Opportunity Management System Our Management Board is responsible for the risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored and presented in their entirety. The Internal Controls & Risk Management Department coordinates the risk management process and reports regularly to the Management Board. The Supervisory Board has appointed the Audit Committee to monitor the eï¬ectiveness of our risk management system. The Audit Committee periodically reports its findings to the entire Supervisory Board, which is also directly informed by the Management Board twice a year. ›› SEE FIGURE 12 – Risk and Opportunity Management System at MorphoSys (page 83) Accounting-Related Internal Control System In order to ensure accurate bookkeeping and accounting and maintain reliable financial reporting in the consolidated finan-cial statements and group management report, we use internal controls through our financial reporting, which we have expanded pursuant to the SOX* regulations (Sarbanes-Oxley Act of 2002, Section 404), in addition to Group-wide reporting guidelines and other measures, such as employee training and ongoing professional education. This essential component of Group accounting consists of preventative, monitoring and detection measures intended to ensure adequate security and control in accounting and operating functions. Detailed information about the internal control system for financial reporting can be found in the Corporate Governance Report. *SEE GLOSSARY – page 192 Risks According to the Risk Management System RISK CATEGORIES Within the scope of our risk assessment, we assign risks to six categories, which are described below. The assessment of the relevance of the risks is not distinguished according to categories but according to impact and probability of occurrence. Consequently, Table 10*, which lists our greatest risks, does not necessarily include risks from all six categories. *CROSS-REFERENCE to page 87 FINANCIAL RISK Our financial risk management seeks to limit financial risk and reconciles this risk with the requirements of our business. Financial risk can arise in connection with licensing agreements; for example, when projects (products or technologies) do not materialize, are delayed or out-licensed at terms and conditions other than initially expected. Risk also arises when revenues do not reach their projected level or when costs are higher than planned due to higher resource requirements. Detailed project preparations, such as those made through in-depth exchanges with internal and external partners and consultants, ensure the optimal starting point early in the process and are important for minimizing risk. The financial risk relating to the fully proprietary program tafasitamab remains entirely with us, as do the long-term obligations to our contractors to make the product available before its launch on the market especially if tafasitamab does not receive approval in the U.S. by the U.S. FDA currently planned for mid-2020. We also retain some risk with respect to the clinical development of programs introduced into partnerships; for example, MOR106. Continuing economic difficulties in Europe indicate that potential bank insolvencies still pose a financial risk. This is the reason we continue to invest only in those funds and bank instruments that are deemed safe – to the extent this is possible and foreseeable – and that have a high rating and/or are secured by a strong partner. We limit our dependence on individual financial institutions by diversifying and/or investing in lower risk money market funds. However, a strategy that eliminates all risk of potential bank insolvency would be too costly and impractical. German government bonds, for example, are a very secure form of investment but currently trade with negative interest rates. A further risk is the receipt of adequate interest on financial investments, particularly in light of today’s negative key interest rates. It is currently very difficult for us to invest within the scope of our company policies and still avoid negative interest rates. We invest, when possible, in instruments that yield positive interest rates. There is no guarantee, however, that secure positive interest-bearing investments will always be available. In the Partnered Discovery segment, there is a financial risk associated with royalties on Tremfya® product sales. Revenues generated by our partner Janssen from the drug approved in 2017, are diï¬ƒcult to predict and may lead to deviations from the budgeted revenue. We plan to continue to invest a significant portion of our funds in the development of our product candidates. This includes identifying target molecules and drug candidates, conducting preclinical and clinical studies, producing clinical material, supporting partners and co-developing programs. Our current financial resources and projected revenues are expected to be suï¬ƒcient enough to meet our current and short-term capital needs. This does not guarantee, however, that suï¬ƒcient funds will be available over the long term at all times.

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# 12

*Risk and Opportunity Management System at MorphoSys*


CORPORATE GOVERNANCE
SUPERVISORY BOARD
MANAGEMENT BOARD
COMPLIANCE MANAGEMENT
RISK AND OPPORTUNITY MANAGEMENT
INTERNAL CONTROL SYSTEM
INTERNAL REVISION
DEFINE OBJECTIVES
MONITOR SYSTEM
ASSESS RISK
IMPLEMENT MEASURES
DISCUSSION FORUM
TECHNOLOGY SCOUTING
BUSINESS DEVELOPMENT
INNOVATION CAPITAL
INTERNAL AUDIT

Group Management Repor t 84 Risk and Oppor tunity Repor t OPERATIONAL RISK Operational risk includes risks related to the exploration and development of proprietary drug candidates. The termination of a clinical trial prior to out-licensing to partners – whic does not necessarily imply the failure of an entire program – can occur when the trial does not produce the expected results, shows unexpected adverse side effects or the data were compiled incorrectly. Clinical trial design and drafts of development plans are always completed with the utmost care. This gives the trials the best opportunity to show relevant data in clinical testing and persuade regulatory agencies and possible partners of the potential of the drug candidate. External experts also contribute to our existing internal know-how. Special steering committees and panels are formed to monitor the progress of clinical programs. Any changes with respect to clinical trials, such as the trial’s design or the ability to recruit patients quickly, as well as any emerging alternative therapies, may lead to a delay in development and, as a result, have a negative impact on the trial’s economic feasibility and economic potential. Programs in the drug discovery hase pose a risk, as they may be delayed or terminated for various scientific reasons due to the exploratory nature of early-stage research. Great care is taken to ensure constant scientific monitoring and optimal projct management to ensure the quality and timing of the programs and support the renewal of our pipeline. There is also a risk associated with proprietary programs if partnerships fail or are delayed. STRATEGIC RISK Access to suï¬ƒcient financing options also poses a strategic risk for the Company. Following our decision to develop our proprietary portfolio internally, the financing of research and development is now a key focus. Risks in this context may arise as a result of our cost estimates, current losses, future revenues, capital requirements and/or our ability to raise additional fi-nancing. We have established an extensive budgeting process to mitigate such risks. We also have various departments and external consultants working, if necessary, to ensure the smooth execution of capital market transactions. The lack of competence to identify and develop new products or successfully conclude new partnerships and/or further develop our therapeutic technology platform constitutes a certain strategic risk. A further strategic risk is the danger that a development program introduced into a partnership may fail. Partnerships can be terminated prematurely, forcing us to search for new development partners or bear the substantial cost of further development alone. This may result in a delay or even the termination of the development of individual candidates and could lead to additional costs or a potential long-term loss of revenue due to delayed market entry. A further strategic risk is that preliminary data from clinical trials may lead to the trial’s termination or a change in the trial’s design. In addition, regulatory authorities may not accept our proposed clinical development strategy or may not accept our application based on the data and/or not grant us marketing approval. EXTERNAL RISK We face external risk in areas such as intellectual property. The patent protection of our proprietary technologies and compounds is especially important. To minimize risks in this area, we monitor new patents and patent applications and analyze the corresponding results. We also develop strategies to ensure that the patents and patent applications of third parties do not restrict our own activities. We strive to maintain as much flexibility as possible for our proprietary technology platforms and products. External risk can also emerge through the enforcement of our intellectual property rights vis-à-vis third parties. The accompanying processes may be associated with high costs and require considerable resources. There is also a risk that third parties may file counterclaims. External risks may also arise as a result of changes in the legal framework. This risk is minimized through continued training of the relevant staï¬ and discussions with external experts. It is also conceivable that competitors may challenge our patents or infringe on our patents or patent families, which in turn could cause us to take legal action against our competitors. Such procedures are costly and represent a signifi-cant financial risk, particularly when they take place in the U.S. As an internationally operating biotechnology company with numerous partnerships and an internal research and development department for developing drug candidates, we are subject to a number of regulatory and legal risks. These risks include those related to patents, potential liability claims from existing partnerships, environmental protection and competition, tax and antitrust laws. The Regulatory Aï¬airs department is also aï¬ected by this risk in terms of the feedback it receives from regulators on study design or by price controls or restrictions on patient access. There is significant pricing pressure in the U.S. market, as a result of which some states have implemented pharmaceutical price controls and restrictions on patient access under the Medicaid program. Other states are weighing or considering implementing price regulations for the segment of the population not covered by the Medicaid program. Future legal proceedings are conceivable and cannot be anticipated. Therefore, we cannot rule out that we may incur expenses for legal or regulatory judgments or settlements that are not or cannot be partially or fully covered by insurance and may have a significant impact on our business and results. Lastly, MorphoSys AG has implemented a business continuity plan to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case a natural disaster, public health emergency, such as the novel coronavirus, or other serious event occurs. However, depending on the severity of the situation, it may be diï¬ƒcult or in certain cases impossible for us to continue our

Risk and Oppor tunity Repor t Group Management Repor t 85 business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event and we may incur substantial costs that could have a material adverse eï¬ect on our business. ORGANIZATIONAL RISK Organizational risks arise, for example, when building up a marketing structure and incurring the related costs through our fully owned subsidiary in the U.S., MorphoSys US Inc. Based on the development and strong growth of MorphoSys US Inc., a joint interdisciplinary and global U.S. launch team has been formed and is preparing for the market launch of tafasitamab in the U.S. And finally, risk also arises from missing or delayed information within the organization on patent issues. COMPLIANCE RISK Compliance risk can arise, for example, when quality standards are not met or business processes are not conducted properly from a legal standpoint. To counter this risk, we are committed to ensuring that our business operations meet the highest quality standards, as set out in our Sustainability Report. Specific risk can arise, for example, when the internal quality management system does not meet the legal requirements or when there is no internal system for detecting quality problems. If the internal controls are not able to detect violations of Good Manufacturing Practice (GMP*), Good Clinical Practice (GCP*), Good Laboratory Practice (GLP*) or Good Distribution Practice (GDP*), then this also would represent a compliance risk. To minimize risk, the internal quality management system is also regularly audited by external experts and subjected to recurring audits by an internal, independent quality assurance department. *SEE GLOSSARY – page 192 A further risk is that the Company fails to fully understand the operational challenges and, as a result, does not establish a compliance management program in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that complies with all of the latest trends and applicable requirements, including the Code of Conduct, the Global Anti-Corruption Policy, the Global Policy on Interaction with Healthcare Professionals, Healthcare Organizations, Patients and Patient Organizations, the Global Policy on Fair Market Value, and other key elements. THE MANAGEMENT BOARD’S EVALUATION OF THE GROUP’S OVERALL RISK SITUATION Our Management Board sees our overall risk as manageable and trusts in the effectiveness of the risk management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Group’s continued existence is not jeopardized. This assess- ment applies to the Group as a whole as well as to each Group company. This conclusion is based on several factors that are summarized below. • We have an exceptionally high equity ratio. • The Management Board firmly believes that the Group is well-positioned to cope with any adverse events that may occur. • We control a comprehensive portfolio of preclinical and clinical programs in partnerships with a number of large pharmaceutical companies and have a strong base of technologies to expand our proprietary portfolio. Despite these factors, it is impossible to rule out, influence or control risk in its entirety. Opportunities The latest antibody technologies, excellent know-how and a broad portfolio of validated clinical programs have made us one of the world’s leading biotechnology companies in the field of therapeutic antibodies. Because this therapeutic class is now one of the most successful and highest revenue-generating in cancer therapy, there is a considerable number of pharmaceutical and biotechnology companies in the field of antibodies that could potentially become customers or partners for our products and technologies. Based on this fact and our extensive, long- standing technological and product development expertise, we have identified a number of growth opportunities to pursue in the years to come. Our technologies for developing and optimizing therapeutic antibody candidates have distinct advantages that can lead to higher success rates and shorter development times in the drug development process. The transfer and application of our core capabilities – even those outside of the field of antibodies – opens up new opportunities for us as many classes of compounds have similar molecular structures. OPPORTUNITY MANAGEMENT SYSTEM The opportunity management system is an important component of our corporate management and is used to identify opportunities as early as possible and generate added value for the Company. Opportunity management is based on the following pillars: • a routine discussion forum involving the Management Board and selected members of the Senior Management Group; • our business development activities; • a technology scouting team and a compound scouting team; and • an internal suggestion scheme and accompanying incentive system for new scientific ideas Committees discuss specific opportunities and decide what action should be taken to exploit these opportunities. The meetings and their outcomes are recorded in detail, and any subsequent F INANCIAL STAT EMEN TS

Group Management Repor t 86 Risk and Oppor tunity Repor t action is reviewed and monitored. Our Business Development Team takes part in numerous conferences and in the process identifies diï¬erent opportunities that can enhance our growth. These opportunities are presented and evaluated by a committee using evaluation processes. The Technology Scouting Team searches specifically for innovative technologies that can generate synergies with our technological infrastructure and identify new therapeutic molecules. The Compound Scouting Team looks specifically for active ingredients that could complement our proprietary pipeline or future sales. Outcomes are also discussed and evaluated in interdepartmental committees. A proven process for evaluating opportunities gives MorphoSys a qualitative and replicable evaluation. Our key opportunities are described in Table 12* (qualitative evaluation). *CROSS-REFERENCE to page 88 GENERAL STATEMENT ON OPPORTUNITIES Increased life expectancy in industrialized countries and rising incomes and living standards in emerging countries are expected to drive the demand for more innovative treatment options and advanced technologies. Scientific and medical progress has led to a better understanding of the biological process of disease and paves the way for new therapeutic approaches. Innovative therapies, such as fully human antibodies, have reached market maturity in recent years and have led to the development of commercially successful medical products. Therapeutic compounds based on proteins – also referred to as “biologics” – are less subject to generic competition than chemically produced molecules because the production of biological compounds is far more complex. The sharp rise in both the demand for antibodies and the interest in this class of drug candidates can be seen by the acquisitions and significant licensing agreements made over the past two to three years. MARKET OPPORTUNITIES We believe our antibody platforms HuCAL, Ylanthia, Slonom-ics, the HTH peptide technology, and the in-licensed lanthipep-tide technology can all be used to develop products addressing high unmet medical needs. THERAPEUTIC ANTIBODIES – PROPRIETARY DEVELOPMENT It is reasonable to assume that the pharmaceutical industry will continue and even increase the level of in-licensing of new drugs to refill its pipelines and replace key products and block-busters that have lost patent protection. Our most advanced compounds tafasitamab, MOR202 and otilimab place us in an excellent position to capitalize on the needs of pharmaceutical companies, as demonstrated by our partnerships with GSK (otilimab) and I-Mab (MOR202 and MOR210). We are enhancing our proprietary portfolio on an ongoing basis and will continue to expand our proprietary portfolio by adding clinical trials with our key drug candidates, for example, by investigating new disease areas. We intend to augment our portfolio with additional programs and, in doing so, take advantage of existing and future opportunities for co-development or partnerships. We will also continue to seek new opportunities to in-license interesting drug candidates. The drug candidate tafasitamab could give us the opportunity for the first time to commercialize a drug ourselves. THERAPEUTIC ANTIBODIES – PARTNERED DISCOVERY By developing drugs with a number of partners, we have been able to spread the inherent risks of drug development over a broader spectrum. With 104 individual therapeutic antibodies currently in partnered development programs, the opportunities for us to participating financially in the commercialization of drugs are increasingly higher. After the first regulatory approval of Tremfya® by the U.S. FDA in mid-2017, it was then granted regulatory approval in a number of other regions. Among other countries, Tremfya® has been approved in Canada, the Eu-ropean Union, Brazil, Japan, Australia, South Korea and China for the treatment of patients suï¬ering from moderate to severe plaque psoriasis, and in Japan for the treatment of psoriatic arthritis and pustular and erythrodermic psoriasis. Janssen is currently investigating Tremfya® in several phase 3 trials in various forms of psoriasis and psoriatic arthritis. Janssen is also investigating Tremfya® in phase 2 trials in Crohn’s disease, ulcerative colitis and hidradenitis suppurativa, as well as in a phase 1 trial in familial adenomatous polyposis. In addition, Janssen announced the submission of a supplemental Biologics License Application (sBLA) for Tremfya® to the U.S. FDA in September 2019 for the treatment of psoriatic arthritis; in October 2019, it submitted an application to the EMA for Tremfya® in for the treatment of psoriatic arthritis. TECHNOLOGY DEVELOPMENT We continue to invest in our existing and new technologies in order to defend our technological leadership. An example of this is our new antibody platform Ylanthia, which has a much longer period of patent protection than its predecessor, HuCAL. These types of technological advances can help us to expand our list of partners and increase not only the speed but also the success rate of our partnered and proprietary drug development programs. New technology modules that enable the production of antibodies against novel classes of target molecules can also provide access to new disease areas in which antibody-based treatments are underrepresented. In July 2019, we entered into an agreement with Vivoryon Therapeutics AG granting us an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology, which we are now investigating preclinically in combination with tafasitamab, in particular, as well as with other antibodies. Technology development is carried out by a team of scientists whose focus is to further develop our technologies. We not only do this internally but also rely on external resources to enhance our own activities.

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### ACQUISITION OPPORTUNITIES

In the past, we have proven our ability to acquire compounds and technologies that accelerate our growth. Potential acquisition candidates are also systematically presented, discussed and evaluated during the routine meetings described above between the Management Board and selected members of the Senior Management Group. After these meetings, promising candidates are reviewed in terms of their strategic synergies and evaluated by internal specialist committees. Protocols are completed on all candidates and evaluations are systematically archived for follow-up and monitoring. A proprietary database helps administer this information and keep it available.

### FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

**TABLE 10**

*Summary of MorphoSys' Key Short- and Medium-Term Risks*

| | Risk category | 1-year assessment | |
|---|---|---|---|
| Proprietary Development segment | | | |
| Patent-related risks | External | •• | Moderate |
| Marketing-related risks | Strategic, organizational | • | Low |
| Failure of one or more early-stage proprietary programs | Operational | • | Low |
| Outside of the Proprietary Development segment | | | |
| Risks related to quality standards | Compliance | • | Low |
| Patent-related risks | Organizational | • | Low |
| Risks from bank insolvencies | Financial | • | Low |

| | Risk category | 3-year assessment | |
|---|---|---|---|
| Proprietary Development segment | | | |
| Risks related to regulatory approval process | Strategic | ••• | High |
| Delay in the development of one or more proprietary clinical programs | Strategic, operational | ••• | High |
| Marketing-related risks | Financial, external | •• | Moderate |
| Risks related to strategic partnerships | Strategic | •• | Moderate |
| Higher development costs | Financial | •• | Moderate |
| Patent-related risks | External | • | Low |
| Outside of the Proprietary Development segment | | | |
| Risks related to quality standards | Compliance | • | Low |

**LEGEND**

| | | |
|---|---|---|
| • | LOW RISK: | low probability of occurrence, low impact |
| •• | MODERATE RISK: | moderate probability of occurrence, moderate impact |
| ••• | HIGH RISK: | moderate probability of occurrence, moderate to strong impact |
| •••• | CATASTROPHIC RISK: | high probability of occurrence, severe impact |

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**TABLE 11**
*Summary of MorphoSys' Key Long-Term Risks[1]*

| Segment | Risk |
|---|---|
| Proprietary Development | Failure to get approval or a significant delay in approval of our proprietary lead program |
| Proprietary Development | Failure to commercialize our proprietary lead program |
| Proprietary Development | Termination of earlier-stage proprietary programs |
| Partnered Discovery | Termination, delay or revenue shortfall from late-stage partnered programs |

[1] The long-term risks are all equally weighted.

**TABLE 12**
*Summary of MorphoSys' Key Opportunities[1]*

| Segment | Opportunity |
|---|---|
| Proprietary Development | Potential partnering for tafasitamab[2] |
| Proprietary Development | Potential new clinical development of our proprietary programs (tafasitamab as frontline treatment in DLBCL, MOR202 in autoimmune diseases) |
| Proprietary Development | Potential milestone payment related to out-licensed programs |
| Proprietary Development | Successful feasibility study with Vivoryon and development in several indications |

[1] The long-term opportunities are all equally weighted.
[2] The assessment of opportunities is based on the evaluation of the opportunity management system in the reporting year. Due to the signing of a global collaboration and license agreement with Incyte on January 13, 2020, this is no longer an opportunity for MorphoSys and therefore it will not be evaluated in the opportunity management system any more.

Subsequent Events Group Management Repor t 89 Subsequent Events A detailed description of the subsequent events can be found in the Notes (section 8.5). F INANCIAL STAT EMEN TS

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Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report

# Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report

The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Corporate Governance Report, are available on our website under Media and Investors – Corporate Governance.

### STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 289F HGB AND GROUP STATEMENT ON CORPORATE GOVERNANCE PURSUANT TO SECTION 315d HGB FOR THE 2019 FINANCIAL YEAR

In the Statement on Corporate Governance under Section 289f HGB and the Group Statement on Corporate Governance pursuant to Section 315d, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act (AktG), the relevant information on corporate governance practices and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board.

### DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE (THE "CODE") OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF MORPHOSYS AG

The Management Board and Supervisory Board of MorphoSys AG declare the following pursuant to Section 161 of the German Stock Corporation Act:

1. Since the last Declaration of Conformity on November 30, 2018, MorphoSys has complied with the recommendations of the "Government Commission on the German Corporate Governance Code" in the version from February 7, 2017, with the following exception:

   There is no cap on the Management Board members' remuneration, neither as a whole or with respect to the individual variable remuneration components (see Item 4.2.3 (2) sentence 6 of the Code). Based on the Supervisory Board's existing limitations for the Management Board's variable remuneration components and their annual allocation, the Supervisory Board does not believe that an additional cap is required.

2. MorphoSys will continue to comply with the recommendations of the "Government Commission on the German Corporate Governance Code" in the version dated February 7, 2017, with the exceptions described under Item 1.

Planegg, November 29, 2019

MorphoSys AG

| On behalf of the Management Board: | On behalf of the Supervisory Board: |
| --- | --- |
| Dr. Jean-Paul Kress<br>Chief Executive Officer | Dr. Marc Cluzel<br>Chair of the Supervisory Board |

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## RELEVANT INFORMATION ON CORPORATE GOVERNANCE PRACTICES

We ensure compliance with laws and rules of conduct through the Group-wide enforcement of the following documents: the Code of Conduct, the Compliance Management Handbook and other internal guidelines.

Our Code of Conduct sets out the fundamental principles and key policies and practices for business behavior. The Code is a valuable tool for our employees and executives, particularly in business, legal and ethical situations of conflict. The Code of Conduct reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees and the financial markets. Compliance with the Code of Conduct is carefully monitored. The Group-wide implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct itself is routinely reviewed and updated, provided to all new employees and can be downloaded in German or English from our website under the section Media and Investors – Corporate Governance.

The Compliance Handbook describes our Compliance Management Program (CMP) and is intended to ensure compliance with all legal regulations and prescribe high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Audit Committee and the Supervisory Board. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various offices at MorphoSys.

The Compliance Officer monitors our existing CMP and updates it according to the decisions of the Management Board and the Global Compliance Committee. The Compliance Officer is the first point of contact for each employee for all compliance-related issues.

The Global Compliance Committee consists of representatives from different offices and meets quarterly. It supports the Compliance Officer in the implementation and monitoring of the CMP. The Global Compliance Committee is particularly responsible for the identification and discussion of all compliance-relevant issues and thus makes it possible for the Compliance Officer and the other members of the Global Compliance Committee to periodically verify our compliance status and, if necessary, update the CMP.

More information on our Compliance Management Program can be found in the Corporate Governance Report.

## COMPOSITION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD

### MANAGEMENT BOARD

The Management Board of MorphoSys AG consists of a Chief Executive Officer and three other members. A schedule of responsibilities currently defines the different areas of responsibility as follows:

- Dr. Jean-Paul Kress, Chief Executive Officer and Chairman of the Management Board (since September 1, 2019): Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning and Processes, the coordination of individual areas of the Management Board, and the representative of the Management Board for communication with the Supervisory Board and the public;
- Dr. Simon Moroney, Chief Executive Officer (until August 31, 2019): Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning, the coordination of individual areas of the Management Board, and the representative of the Management Board for communication with the Supervisory Board;
- Jens Holstein, Chief Financial Officer: Accounting & Taxes, Controlling & Risk Management, Corporate Development & M&A, IT, Technical Operations, Procurement & Logistics, Corporate Communications & Investor Relations, and Environmental Social Governance (ESG);
- Dr. Markus Enzelberger, Chief Scientific Officer: Development Partnerships & Technology Development, Protein Chemistry, Alliance Management, Intellectual Property and Lanthio Pharma; and
- Dr. Malte Peters, Chief Development Officer: Preclinical Research, Project Management, Clinical Development, Clinical Operations, Drug Safety & Pharmacovigilance and Regulatory Affairs.

### SUPERVISORY BOARD

Our Supervisory Board consisted of six members until the Annual General Meeting 2019, which took place on May 22, 2019. The 2019 Annual General Meeting resolved to increase the number of Supervisory Board members to seven and elected Sharon Curran as the seventh member. Therefore, as of June 14, 2019, the Supervisory Board of MorphoSys consisted of seven members who oversee and advise the Management Board. In addition, Krisja Vermeylen was re-elected as a member of the Supervisory Board.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Dr. Marc Cluzel, coordinates the Board's activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are individually listed in the tables below.

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**TABLE 13**
*Composition of the Supervisory Board until Termination of the 2019 Annual General Meeting*

| Name | Position | Initial Appointment | End of Term | Audit Committee | Remuneration and Nomination Committee | Science and Technology Committee |
|---|---|---|---|---|---|---|
| Dr. Marc Cluzel | Chairman | 2012 | 2021 | | Member | |
| Dr. Frank Morich | Deputy Chairman | 2015 | 2020 | | Member | Member |
| Krisja Vermeylen | Member | 2017 | 2019 | Member | Chairperson | |
| Michael Brosnan (Independent financial expert) | Member | 2018 | 2020 | Chairperson | | |
| Dr. George Golumbeski | Member | 2018 | 2020 | | | Chairperson |
| Wendy Johnson | Member | 2015 | 2020 | Member | | Member |

Independent financial expert · Chairperson · Member

**TABLE 14**
*Composition of the Supervisory Board since Termination of the 2019 Annual General Meeting*

| Name | Position | Initial Appointment | End of Term | Audit Committee | Remuneration and Nomination Committee | Science and Technology Committee |
|---|---|---|---|---|---|---|
| Dr. Marc Cluzel | Chairman | 2012 | 2021 | | Member | |
| Dr. Frank Morich | Deputy Chairman | 2015 | 2020 | | Member | Member |
| Krisja Vermeylen | Member | 2017 | 2021 | Member | Chairperson | |
| Michael Brosnan (Independent financial expert) | Member | 2018 | 2020 | Chairperson | | |
| Dr. George Golumbeski | Member | 2018 | 2020 | | | Chairperson |
| Wendy Johnson | Member | 2015 | 2020 | Member | | Member |
| Sharon Curran[1] | Member | 2019 | 2021 | Member | | |

Independent financial expert · Chairperson · Member

[1] Member of the Supervisory Board since June 14, 2019.

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Repor t Group Management Repor t 93 WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between the company’s management and its supervision. The responsibility of both boards is clearly stipulated by the legislator and the boards’ bylaws and Articles of Association. The boards work closely together to make decisions and take actions for the Company’s benefit. Their stated objective is to sustainably increase the Company’s value. Management Board members have their own area of responsibility defined in the schedule of responsibilities and regularly report to their Management Board colleagues. Cooperation among Management Board members is governed by the bylaws. The Supervisory Board approves both the schedule of responsibilities and the bylaws. Management Board meetings are typically held weekly and chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board’s members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer’s vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). A written protocol is completed for each meeting of the full Management Board and submitted for approval to the full Management Board, as well as for the signature of the Chief Executive Oï¬ƒcer, at the following meeting. In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing the future strategy and prioritizing the Group-wide strategic objectives. The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy, planning and all fundamental Company issues. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2019 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings each calendar half-year and at least four meetings each full calendar year. The Supervisory Board has supplemented the Articles of Association with rules of procedure that apply to its duties. In accordance with these rules, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e-mail), by telephone or video conference. The Supervisory Board has a quorum when at least two-thirds of its members (including either the Chairperson or Deputy Chairperson of the Supervisory Board) take part in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority unless the law prescribes otherwise. In the event of a tied vote, the Chairperson of the Supervisory Board’s vote decides. Protocols are completed for Supervisory Board meetings, and resolutions passed outside of meetings are also documented. A copy of the Supervisory Board’s protocol is made available to all Supervisory Board members. The Supervisory Board conducts an efficiency evaluation regularly in accordance with the recommendation in Item 5.6 of the Code. COMPOSITION AND WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD COMMITTEES The Management Board has not formed any committees. The Supervisory Board has three committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified. F INANCIAL STAT EMEN TS

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**TABLE 15**
*Participation of Supervisory Board Members*

### SUPERVISORY BOARD MEETINGS

| | By phone | | By phone | By phone | | | | | By phone | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | 01/17/ 2019 | 03/13/ 2019 | 04/08/ 2019 | 05/07/ 2019 | 05/21/ 2019 | 05/22/ 2019 | 08/01/ 2019 | 10/23/ 2019 | 11/13/ 2019 | 12/17/ 2019 |
| Dr. Marc Cluzel | ☎ | ✓ | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Dr. Frank Morich | ☎ | ✓ | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Wendy Johnson | ☎ | ✓ | ☎ | – | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Krisja Vermeylen | ☎ | ✓ | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Dr. George Golumbeski | ☎ | ☎ | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Michael Brosnan | ☎ | ✓ | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ | ☎ | ✓ |
| Sharon Curran[1] | – | – | – | – | – | ✓ | ✓ | ✓ | ☎ | ✓ |

[1] Member of the Supervisory Board since June 14, 2019.

### MEETINGS OF THE AUDIT COMMITTEE

| | | By phone | | | |
|---|---|---|---|---|---|
| Name | 03/12/2019 | 05/03/2019 | 08/01/2019 | 10/23/2019 | 12/17/2019 |
| Wendy Johnson[1] | ✓ | ☎ | – | – | – |
| Krisja Vermeylen | ✓ | ☎ | ✓ | ✓ | ✓ |
| Michael Brosnan | ✓ | ☎ | ✓ | ✓ | ✓ |
| Sharon Curran[2] | – | – | ✓ | ✓ | ✓ |

[1] Member of the Audit Committee until May 22, 2019.
[2] Member of the Audit Committee since June 14, 2019.

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FINANCIAL STATEMENTS

### MEETINGS OF THE REMUNERATION AND NOMINATION COMMITTEE

| | By phone | By phone | By phone | By phone | By phone | | By phone |
|---|---|---|---|---|---|---|---|
| Name | 01/14/2019 | 02/07/2019 | 03/07/2019 | 05/07/2019 | 07/09/2019 | 07/31/2019 | 10/17/2019 |
| Dr. Marc Cluzel | ☎ | ☎ | ☎ | ☎ | ☎ | ✓ | ☎ |
| Krisja Vermeylen | ☎ | ☎ | ☎ | ☎ | ☎ | ✓ | ☎ |
| Dr. Frank Morich | ☎ | ☎ | ☎ | ☎ | ☎ | ✓ | ☎ |

### MEETINGS OF THE SCIENCE AND TECHNOLOGY COMMITTEE

| | | By phone | | | | |
|---|---|---|---|---|---|---|
| Name | 03/12/2019 | 05/06/2019 | 05/21/2019 | 08/01/2019 | 10/23/2019 | 12/17/2019 |
| Wendy Johnson | ✓ | ☎ | ✓ | ✓ | ✓ | ✓ |
| Dr. Frank Morich | ✓ | ☎ | ✓ | ✓ | ✓ | ✓ |
| Dr. George Golumbeski | ☎ | ☎ | ✓ | ✓ | ✓ | ✓ |

✓ ATTENDED IN PERSON
☎ PARTICIPATED BY PHONE

#### AUDIT COMMITTEE

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. Until May 22, 2019, the members of the Audit Committee were Michael Brosnan (Chair), Wendy Johnson and Krisja Vermeylen. Sharon Curran has been the seventh member of the Supervisory Board of MorphoSys since June 14, 2019, and was appointed as a member of the Audit Committee by resolution of the Supervisory Board on May 22, 2019, effective as of her entry into the Supervisory Board. Since that date, the Audit Committee has consisted of Michael Brosnan (Chair), Sharon Curran and Krisja Vermeylen. Currently, Michael Brosnan meets the prerequisite of an independent financial expert.

#### REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board's compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Dr. Marc Cluzel and Dr. Frank Morich.

#### SCIENCE AND TECHNOLOGY COMMITTEE

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are Dr. George Golumbeski (Chair), Dr. Frank Morich and Wendy Johnson.

Group Management Repor t 96 Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Repor t AD HOC DEAL COMMITTEE In addition to the three existing committees, an Ad Hoc Deal Committee was set up in October 2019 to act as an additional body for the tafasitamab partnership talks, advise on agreement terms, ensure an efficient negotiation process, and facilitate the Supervisory Board’s involvement. The Ad Hoc Deal Committee dissolved automatically in January 2020 upon the signing of the global cooperation and licensing agreement with Incyte for tafasitamab. The members of this Ad Hoc Deal Committee were Dr. George Golumbeski and Wendy Johnson. Pursuant to Section 5.4.1 (5) sentence 2 of the German Corporate Governance Code, the biographies of the members of the Supervisory Board are published on our website under Company – Management – Supervisory Board. Corporate Governance Report At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group’s management and supervision, which includes the Group’s organization, commercial principles and tools for its guidance and control. The German Corporate Governance Code (“the Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002; it was last amended on February 7, 2017 and published in the German Federal Gazette on April 24, 2017. On December 16, 2019, the Government Commission on the German Corporate Governance Code adopted a new version of the Code (“Code 2020”), which, however, only came into force after the end of the reporting period in 2020. Until then, the version of the Code dated February 7, 2017 continued to apply. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board and Supervisory Board, transparency, accounting and valuation principles, and auditing. There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the Management Boards and Supervisory Boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations with which the company has not complied and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations with which it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are detailed in the Statement on Corporate Governance under Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in this Corporate Governance Report. COMMUNICATION WITH THE CAPITAL MARKETS A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees and all other stakeholders of the Company’s situation through regular, transparent and timely communication. Shareholders have immediate access to the information provided to financial analysts and similar recipients and can obtain this information in both German and English. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls accompany publications of quarterly results and give analysts and investors an immediate opportunity to ask questions about the Company’s development. Company presentations for on-site events are made available to those interested on the Company’s website, as are visual and audio recordings of other important events. Conference call transcripts are also made promptly available. The Company’s website www.morphosys.com serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings and press and analyst conferences) are published in the Company’s financial calendar well in advance. ESTABLISHMENT OF SPECIFIC TARGETS FOR THE COMPOSITION OF THE SUPERVISORY BOARD The Supervisory Board should establish specific targets for its composition and create a Supervisory Board competency and knowledge profile so that (i) the Supervisory Board in its entirety has the necessary knowledge, skills and professional

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 97 experience to properly perform its duties, (ii) the Company’s international activities and potential conflicts of interest are taken into consideration, (iii) a sufficient number of independent Supervisory Board members is ensured, (iv) an age limit and a regular limit on the length of service is specified for members of the Supervisory Board, and (v) the aspect of diversity is taken into account. With these aspects in mind and in consideration of the Company’s specific circumstances (Section 5.4.1 of the German Corporate Governance Code), the Supervisory Board defined the objectives with regard to its composition for the first time in July 2015 and reviewed and updated these objectives on July 26, 2017. In submitting its proposals for the re-election of one Supervisory Board member and the election of a new Supervisory Board member at the 2019 Annual General Meeting, the Supervisory Board has taken these objectives into account, while at the same time endeavoring to pursue the goal of fulfilling the overall profile of the Supervisory Board’s stated skills and experience, unless otherwise stated below. The Supervisory Board intends to observe the targets set by it with regard to its composition in future election proposals to the Annual General Meeting unless otherwise stated below. The objectives set by the Supervisory Board regarding its composition were implemented as follows: APPROPRIATE REPRESENTATION OF WOMEN AND DIVERSITY The Supervisory Board strongly believes that an appropriate representation of women on the Supervisory Board should be at least 33.33%. Until May 22, 2019, the Supervisory Board had a total of six members, two of whom were women, which corresponded to representation of 33.33%. Since June 14, 2019, the Supervisory Board has had seven members, three of whom are women, which corresponds to representation of 42.86%. The Supervisory Board also believes that having at least two non-German members or at least two members with extensive international experience provides a fair share of diversity given our international orientation. The Supervisory Board currently meets this quota, as six of the seven Supervisory Board members are non-German and all of the Supervisory Board members possess extensive international experience. INDEPENDENCE The Supervisory Board considers at least four independent members to be an appropriate number of independent members (Section 5.4.2 of the German Corporate Governance Code and Nasdaq Listing Rules). Members of the Supervisory Board are considered independent when they have no personal or business relationship with MorphoSys, its management, a controlling shareholder or an aï¬ƒliate that can give rise to a material and more than temporary conflict of interest. All seven members of the Supervisory Board meet the criteria to be classified as independent. Therefore, the Supervisory Board currently meets the quota of four independent members. Significant and more than temporary conflicts of interest should be avoided, especially when it involves work for major competitors. It should be noted, however, that conflicts of interest in certain cases cannot principally be excluded. Any potential conflicts of interest must be disclosed to the Chair of the Supervisory Board and remedied appropriately. There are currently no conflicts of interest. AGE LIMIT At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be older than 75 years. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 75 years is currently met by the Supervisory Board members. TERM OF APPOINTMENT At the Annual General Meeting, the Supervisory Board intends to propose an initial two-year period of oï¬ƒce for Supervisory Board members. Supervisory Board members should also be allowed to be reappointed twice, each for an additional term of three years; however, the Supervisory Board reserves the right to resolve on exceptions in substantiated individual cases and to propose to the Annual General Meeting that a Supervisory Board member be reappointed for a fourth term of three years. Since the time of setting this target, the maximum term of appointment for all elected Supervisory Board members has been respected. Sharon Curran was elected at the Annual General Meeting for an initial term of two years. Krisja Vermeylen was also reelected for a two-year term of oï¬ƒce. SKILLS AND EXPERIENCE PROFILE FOR THE SUPERVISORY BOARD AS A WHOLE In addition to defining specific targets, the Supervisory Board should develop a profile of skills and experience for the entire Supervisory Board (Section 5.4.1 of the German Corporate Governance Code). On July 26, 2017, the Supervisory Board defined the following profile of skills and experience for the entire Supervisory Board, and the Supervisory Board intends to consider the skills and experience profile for the entire Supervisory Board in future election proposals to the Annual General Meeting: PROFESSIONAL SKILLS AND EXPERIENCE Supervisory Board members should possess the necessary professional skills and experience to fulfill their duties as members of the Supervisory Board of MorphoSys as an international biotechnology company. All current Supervisory Board members have the relevant experience in management positions in the pharmaceutical and biotechnology industries and, therefore, meet this requirement. In order to promote further cooperation between members of the Supervisory Board, care should be taken in the selection of candidates to ensure that the aspect of diversity in terms of professional background, expertise, experience and personality is suï¬ƒciently taken into account.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 98 GENERAL KNOWLEDGE All members of the Supervisory Board should have a general knowledge of the industry in which we operate in order to make suï¬ƒcient and substantial contributions to Supervisory Board meetings. All Supervisory Board members have the necessary expertise in the pharmaceutical and biotechnology industries based on their background and, therefore, meet this requirement. PROFESSIONAL EXPERTISE At least two members of the Supervisory Board must have extensive experience in drug development. At least one Supervisory Board member must have expertise in the areas of accounting or auditing (Section 100 [5] AktG). At least one member of the Supervisory Board must have experience in human resource issues, particularly with regard to Management Board matters. The targets above are currently met. SUFFICIENT AVAILABILITY OF TIME All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties. It must, therefore, be ensured that the Supervisory Board member is able to personally attend at least four ordinary Supervisory Board meetings per year, as well as the annual strategy meeting, for which a reasonable amount of preparation time is required in each case; the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board if necessary to deal with specific topics; the Supervisory Board member is able to attend the Annual General Meeting; the Supervisory Board member has sufficient time available to review the annual and consolidated financial statements; and the Supervisory Board member sets aside additional time to prepare and participate in committee meetings, depending on his/her possible membership in one or more of the current three committees of the Supervisory Board. WOMEN’S QUOTA FOR THE SUPERVISORY BOARD, MANAGEMENT BOARD AND THE TWO MANAGEMENT LEVELS BELOW THE MANAGEMENT BOARD In July 2015, the Supervisory Board adopted a women’s quota for the Supervisory Board for an initial period of two years. The Supervisory Board reviewed this quota in July 2017 and made the following amendments at that time: “MorphoSys AG’s Supervisory Board has a total of six members, two of whom are women. This places the current quota of 33.33 % for female members on the Company’s Supervisory Board above the 30 % target. The Supervisory Board confirms its decision regarding the quota for women on the Supervisory Board, which was passed in July 2015, and intends to maintain this ratio until June 30, 2022.” The women’s quota for the Supervisory Board established in 2017 was continued to be complied with. Until May 22, 2019, the Supervisory Board had a total of six members, two of whom were women, which corresponded to a proportion of 33.33%. Since June 14, 2019, the Supervisory Board has had seven members, three of whom are women, which corresponds to a proportion of 42.86%. In July 2015, the Supervisory Board adopted the following quota for women on the Management Board for an initial period of two years. The Supervisory Board reviewed this quota in July 2017 and updated it on that date as follows: “The Management Board of MorphoSys AG has a total of five members, including one woman. The current proportion of women on the Company’s Management Board is therefore below 30 % and amounts to 20%. With reference to the decision on the quota of women on the Management Board, which was taken in July 2015, the Supervisory Board intends to achieve a ratio of 25 % in the future, namely by June 30, 2022.” This target is currently not met. The reason is the unplanned departure of Dr. Marlies Sproll as a member of the Management Board for personal reasons as of October 31, 2017 and the appointment of Dr. Markus Enzelberger as a new member of the Management Board. Since October 31, 2017, the Management Board had thus consisted of four male members (and since the departure of Dr. Enzelberger at the end of February 2020 has consisted of three male members), and the proportion of women on the Management Board is therefore 0%. In July 2015, the Management Board adopted the following quota for women in the first level of management below the Management Board for an initial period of two years and reviewed and updated it in July 2017 as follows: “At the time of the decision, the first management level below the Management Board (the Senior Management Group) consisted of 22 members, nine of whom were women. The current proportion of women at this management level was 40.9%, which was above the 30 % target. The Management Board confirms its July 2015 decision on the quota of women in the first level of management below the Management Board and intends to continue to maintain a minimum ratio of 30 % until June 30, 2022.” This target continues to be met. In July 2015, the Management Board adopted a women’s quota for the second level of management below the Management Board initially for a period of two years and reviewed and updated the quota in July 2017 as follows: “The second management level below the Company’s Management Board (i.e. the group of managers excluding the Senior Management Group) at the time of the decision consisted of 40 members, 14 of whom were women. This placed the quota of women in the second management level below the Company’s Management Board at 35 % at the time of the resolution, which was above the 30%

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 99 target. The Management Board confirms its July 2012 decision on the quota of women in the second level of management below the Management Board and intends to maintain a quota of at least 30 % until June 30, 2022.” This target continues to be met. DIVERSITY CONCEPT Diversity is firmly anchored in our corporate culture and that of our Group companies. All dimensions of diversity enjoy equal importance, be it age, gender, educational background and occupation, origin and religion, or sexual orientation and identity. Our Management Board and Supervisory Board see it as their task to further increase and beneficially utilize the various aspects of diversity, over and above setting targets for the proportion of women on the Management Board, Supervisory Board and in management positions. We have not pursued our own diversity concept with regard to the composition of the Management Board and Supervisory Board until now. Nevertheless, the internal structuring and further development of an open and integrative corporate culture play a key role in the daily work of the Management Board and the Supervisory Board. The skills and experience profile for the Supervisory Board as a whole also takes the aspect of diversity into account. Remuneration Report The Remuneration Report presents the principles, structure and amount of Management Board and Supervisory Board remuneration. The report complies with the legal provisions and gives consideration to the recommendations of the German Corporate Governance Code. MANAGEMENT BOARD REMUNERATION The Management Board’s remuneration system is intended to provide an incentive for performance-oriented and sustainable corporate management. Therefore, the aggregate remuneration of the Management Board members consists of different components: fixed components, an annual cash bonus based on the achievement of corporate targets (Short-Term Incentive STI), a variable remuneration component with long-term incentives (Long-Term Incentive LTI) and other remuneration components. Variable remuneration components with long-term incentives consist of performance shares and stock options granted within the scope of performance share plans and stock options plans. In prior years, convertible bonds were also granted to members of the Management Board within the scope of a convertible bond program from the year 2013. Management Board members also receive fringe benefits in the form of non-cash benefits, mainly the use of a company car and the payment of insurance premiums. All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and compared to the results of an annual Management Board remuneration analysis. The amount of compensation paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and its business prospects versus its competition. All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The total remuneration package and the Management Board’s index-linked pension scheme were comprehensively reviewed in 2019 and adjusted by the Supervisory Board. OVERVIEW In the 2019 financial year, the total benefits granted to the members of the Management Board (bearing in mind that Dr. Simon Moroney left as Chair of Management Board at the end of August 31, 2019, and Dr. Jean-Paul Kress became the new Chair of the Management Board as of September 1, 2019) in accordance with the provisions of the German Corporate Governance Code amounted to € 11,308,876 (2018: € 6,904,508). Of the total compensation granted for 2019, € 7,311,463 was cash compensation and € 3,997,413, or 35%, was personnel expenses from share-based variable compensation with long-term incentive (performance shares and stock options). The total amount of benefits paid to the Management Board in financial year 2019 was € 14,128,615 (2018: € 7,505,917). In addition to cash compensation of € 4,104,582 (2018: € 3,189,972) paid in the financial year, this amount includes, above all, the relevant value of the transfer of treasury shares from a performance-based share plan under German tax law in the amount of € 1,941,794 (2018: € 626,606). As convertible bonds were also exercised in 2019 and 2018, the total amount for 2019 also included benefits from the exercise of convertible bonds in the amount of € 8,082,239 (2018: € 2,205,535). As of April 15, 2019, a total of 19,815 treasury shares from the 2015 Performance Share Plan for the Management Board vested as a result of the expiration of the vesting period for this LTI plan. The beneficiaries had the option to call these shares within a six-month period ending on October 14, 2019. This call period was extended in the summer to December 31, 2019. All transactions by members of the Management Board in connection with the trading of MorphoSys shares were reported as required by law and published in the Corporate Governance Report and on the Company’s website. In accordance with the requirements of Item 4.2.5 (3) of the Code, the information required by the Code on the remuneration of the individual members of the Management Board is presented in detail below. Please note that the following tables in the Corporate Governance Report diï¬er from the presentation of the remuneration of the Management Board in the Notes to the Consolidated Financial Statements (Note 7.4). This is due to the diï¬erent presentation requirements under the German Corporate Governance Code and IFRS.

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**TABLE 16**

*Compensation of the Management Board in 2019 and 2018 (Disclosure in Accordance with the German Corporate Governance Code)*

**BENEFITS GRANTED TO THE MANAGEMENT BOARD**

| | Dr. Jean-Paul Kress<br>Chief Executive Officer<br>Appointment: September 1, 2019 | | | |
|---|---|---|---|---|
| in € | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) |
| Fixed Compensation | 0 | 233,333 | 233,333 | 233,333 |
| Fringe Benefits[1] | 0 | 93,551 | 93,551 | 93,551 |
| Total Fixed Compensation | 0 | 326,884 | 326,884 | 326,884 |
| One -Year Variable Compensation[2] | 0 | 196,000 | 0 | 204,167 |
| One-Time Bonus[3] | 0 | 1,000,000 | 0 | 1,000,000 |
| Multi-Year Variable Compensation: | | | | |
| 2018 Long-Term Incentive Program[4] (Vesting Period 4 Years) | 0 | 0 | 0 | 0 |
| 2019 Long-Term Incentive Program[4] (Vesting Period 4 Years) | 0 | 0 | 0 | 0 |
| 2018 Stock Option Plan[4] (Vesting Period 4 Years) | 0 | 0 | 0 | 0 |
| 2019 Stock Option Plan[4] (Vesting Period 4 Years) | 0 | 2,000,013 | 0 | 8,000,052 |
| Total Variable Compensation | 0 | 3,196,013 | 0 | 9,204,219 |
| Service Cost | 0 | 44,965 | 44,965 | 44,965 |
| Total Compensation | 0 | 3,567,862 | 371,849 | 9,576,068 |

| | Dr. Markus Enzelberger<br>Chief Scientific Officer | | | |
|---|---|---|---|---|
| in € | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) |
| Fixed Compensation | 321,300 | 334,152 | 334,152 | 334,152 |
| Fringe Benefits[1] | 31,211 | 135,848 | 135,848 | 135,848 |
| Total Fixed Compensation | 352,511 | 470,000 | 470,000 | 470,000 |
| One -Year Variable Compensation[2] | 269,892 | 280,688 | 0 | 292,383 |
| One-Time Bonus[3] | 286,650 | 200,000 | 0 | 200,000 |
| Multi-Year Variable Compensation: | | | | |
| 2018 Long-Term Incentive Program[4] (Vesting Period 4 Years) | 201,463 | 0 | 0 | 0 |
| 2019 Long-Term Incentive Program[4] (Vesting Period 4 Years) | 0 | 220,645 | 0 | 882,580 |
| 2018 Stock Option Plan[4] (Vesting Period 4 Years) | 197,065 | 0 | 0 | 0 |
| 2019 Stock Option Plan[4] (Vesting Period 4 Years) | 0 | 220,634 | 0 | 882,536 |
| Total Variable Compensation | 955,070 | 921,967 | 0 | 2,257,499 |
| Service Cost | 68,515 | 69,805 | 69,805 | 69,805 |
| Total Compensation | 1,376,096 | 1,461,772 | 539,805 | 2,797,304 |

[1] In 2019, fringe benefits for Dr. Simon Moroney and Dr. Markus Enzelberger include post-employment benefits granted.
[2] The one-year variable compensation granted for the 2019 financial year represents the bonus accrual that will be paid in February 2020. The bonus granted for the 2018 financial year was paid in February 2019.
[3] The one-time bonus granted in 2019 will be paid out in cash in February 2020. In the year 2018, the one-time bonus was granted as an allocation of treasury shares.
[4] Stock-based compensation plans issued annually. The fair value was determined pursuant to the regulations of IFRS 2 "Share-based Payment." For plans issued annually, the personnel expenses resulting from share-based payments are presented for the entire term at the time of issue.
[5] Dr. Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled.

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FINANCIAL STATEMENTS

| | Jens Holstein Chief Financial Officer | | | | Dr. Malte Peters Chief Development Officer | | | |
|---|---|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) |
| | 402,235 | 418,324 | 418,324 | 418,324 | 397,800 | 413,712 | 413,712 | 413,712 |
| | 46,725 | 44,090 | 44,090 | 44,090 | 30,613 | 32,892 | 32,892 | 32,892 |
| | 448,960 | 462,414 | 462,414 | 462,414 | 428,413 | 446,604 | 446,604 | 446,604 |
| | 337,877 | 351,392 | 0 | 366,034 | 334,152 | 347,518 | 0 | 361,998 |
| | 358,857 | 500,000 | 0 | 500,000 | 354,900 | 500,000 | 0 | 500,000 |
| | | | | | | | | |
| | 201,463 | 0 | 0 | 0 | 201,463 | 0 | 0 | 0 |
| | 0 | 220,645 | 0 | 882,580 | 0 | 220,645 | 0 | 882,580 |
| | 197,065 | 0 | 0 | 0 | 197,065 | 0 | 0 | 0 |
| | 0 | 220,634 | 0 | 882,536 | 0 | 220,634 | 0 | 882,536 |
| | 1,095,262 | 1,292,671 | 0 | 2,631,150 | 1,087,580 | 1,288,797 | 0 | 2,627,114 |
| | 111,233 | 114,224 | 114,224 | 114,224 | 76,190 | 77,787 | 77,787 | 77,787 |
| | 1,655,455 | 1,869,309 | 576,638 | 3,207,788 | 1,592,183 | 1,813,188 | 524,391 | 3,151,505 |

| | Dr. Simon Moroney[1] Chief Executive Officer Resignation: August 31, 2019 | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) | 2018 | 2019 | 2019 (Minimum) | 2019 (Maximum) |
| | 542,074 | 372,154 | 372,154 | 372,154 | 1,663,409 | 1,771,675 | 1,771,675 | 1,771,675 |
| | 32,654 | 1,114,906 | 1,114,906 | 1,114,906 | 141,203 | 1,421,287 | 1,421,287 | 1,421,287 |
| | 574,728 | 1,487,060 | 1,487,060 | 1,487,060 | 1,804,612 | 3,192,962 | 3,192,962 | 3,192,962 |
| | 455,343 | 328,859 | 328,859 | 328,859 | 1,397,264 | 1,504,457 | 328,859 | 1,553,441 |
| | 483,616 | 0 | 0 | 0 | 1,484,023 | 2,200,000 | 0 | 2,200,000 |
| | | | | | | | | |
| | 307,529 | 0 | 0 | 0 | 911,918 | 0 | 0 | 0 |
| | 0 | 336,791 | 0 | 1,347,164 | 0 | 998,726 | 0 | 3,994,904 |
| | 300,770 | 0 | 0 | 0 | 891,965 | 0 | 0 | 0 |
| | 0 | 336,772 | 0 | 1,347,088 | 0 | 2,998,687 | 0 | 11,994,748 |
| | 1,547,258 | 1,002,422 | 328,859 | 3,023,111 | 4,685,170 | 7,701,870 | 328,859 | 19,743,093 |
| | 158,788 | 107,263 | 107,263 | 107,263 | 414,726 | 414,044 | 414,044 | 414,044 |
| | 2,280,774 | 2,596,745 | 1,923,182 | 4,617,434 | 6,904,508 | 11,308,876 | 3,935,865 | 23,350,099 |

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## PAYMENTS DURING THE FINANCIAL YEAR

| | Dr. Jean-Paul Kress<br>Chief Executive Officer<br>Appointment: September 1, 2019 | | Jens Holstein<br>Chief Financial Officer | | Dr. Malte Peters<br>Chief Development Officer | |
|---|---|---|---|---|---|---|
| in € | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 |
| Fixed Compensation | 0 | 233,333 | 402,235 | 418,324 | 397,800 | 413,712 |
| Fringe Benefits[1] | 0 | 93,551 | 46,725 | 44,090 | 30,613 | 32,892 |
| Total Fixed Compensation | 0 | 326,884 | 448,960 | 462,414 | 428,413 | 446,604 |
| One-Time Bonus in Shares | 0 | 0 | 358,785 | 0 | 354,822 | 0 |
| One -Year Variable Compensation[2] | 0 | 0 | 273,899 | 337,877 | 206,903 | 334,152 |
| Multi-Year Variable Compensation: | | | | | | |
| 2013 Convertible Bonds Program[3] (Vesting Period 4 Years) | 0 | 0 | 2,205,535 | 2,016,750 | 0 | 0 |
| 2014 Convertible Bonds Program[3] (Vesting Period 4 Years) | 0 | 0 | 223,600 | 0 | 0 | 0 |
| 2015 Long-Term Incentive Program[3] (Vesting Period 4 Years) | 0 | 0 | 0 | 724,223 | 0 | 0 |
| Other[4] | 0 | 0 | 0 | 0 | 0 | 0 |
| Total Variable Compensation | 0 | 0 | 3,061,819 | 3,078,850 | 561,725 | 334,152 |
| Service Cost | 0 | 44,965 | 111,233 | 114,224 | 76,190 | 77,787 |
| Total Compensation | 0 | 371,849 | 3,622,012 | 3,655,488 | 1,066,328 | 858,543 |

[1] In 2019, fringe benefits for Dr. Simon Moroney include payments for post-employment benefits.
[2] The one-year variable compensation presented here represents the bonus paid in the respective financial year for the previous financial year.
[3] The date and value of the payments is the date and value applicable under German tax law. Therefore, this table shows the non-cash benefits arising in the respective financial year from the difference between the exercise or conversion price and the stock market price at the time of exercising the convertible bonds or at the time of transfer of own shares from a performance share plan.
[4] No compensation recovery claims against the Management Board existed in 2019 or 2018.
[5] Dr. Simon Moroney resigned from the Management Board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled.
[6] In 2019, the figures presented for Dr. Simon Moroney do include remuneration from the exercise of convertible bonds and the transfer of treasury stock from a long-term incentive program after his resignation as Chief Executive Officer. These were granted for his activities as a member of the Management Board in previous years.

### FIXED REMUNERATION AND FRINGE BENEFITS

The non-performance-related remuneration of the Management Board consists of fixed remuneration and additional fringe benefits, which mainly include the use of company cars and health subsidies or reimbursement of costs related to health, social security and occupational disability insurance. The new CEO Dr. Jean-Paul Kress, who assumed office as of September 1, 2019, received a one-time relocation allowance and reimbursement of costs for tax advice and remuneration advice in connection with the conclusion of his service contract. In addition, he receives an ongoing expense allowance for tax advice and maintaining two households. The Chief Financial Officer, Jens Holstein, also receives an expense allowance for maintaining two households.

### PENSION EXPENSES

The Company also provides payments to Management Board members equal to a maximum of 10% of the member's fixed annual salary and, in some cases, plus any payable taxes. This compensation is intended for the members' individual retirement plans. Additionally, all Management Board members participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund will be met by Allianz Pensions-Management e.V. These pension obligations are not pension benefit plans.

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FINANCIAL STATEMENTS

| Dr. Markus Enzelberger<br>Chief Scientific Officer | | Dr. Simon Moroney[5, 6]<br>Chief Executive Officer<br>Resignation: August 31, 2019 | | Total | |
|---|---|---|---|---|---|
| 2018 | 2019 | 2018 | 2019 | 2018 | 2019 |
| 321,300 | 334,152 | 542,074 | 372,154 | 1,663,409 | 1,771,675 |
| 31,211 | 31,365 | 32,654 | 319,701 | 141,203 | 521,599 |
| 352,511 | 365,517 | 574,728 | 691,855 | 1,804,612 | 2,293,274 |
| 286,600 | 0 | 483,597 | 0 | 1,483,804 | 0 |
| 121,688 | 269,892 | 368,144 | 455,343 | 970,634 | 1,397,264 |
| | | | | | |
| 0 | 0 | 0 | 6,065,489 | 2,205,535 | 8,082,239 |
| 51,594 | 0 | 351,412 | 0 | 626,606 | 0 |
| 0 | 182,047 | 0 | 1,035,524 | 0 | 1,941,794 |
| 0 | 0 | 0 | 0 | 0 | 0 |
| 459,882 | 451,939 | 1,203,153 | 7,556,356 | 5,286,579 | 11,421,297 |
| 68,515 | 69,805 | 158,788 | 107,263 | 414,726 | 414,044 |
| 880,908 | 887,261 | 1,936,669 | 8,355,474 | 7,505,917 | 14,128,615 |

### PERFORMANCE-BASED COMPENSATION (SHORT-TERM INCENTIVE – STI)

Members of the Management Board each receive performance-based compensation in the form of an annual bonus payment of up to 70% of the gross fixed salary with the full achievement of the member's targets. These bonus payments are dependent on the achievement of corporate targets specified by the Supervisory Board at the start of each financial year. They are typically based on targets such as the Company's performance and the progress of the partnered pipeline and the Company's proprietary pipeline. At the start of the year, the Supervisory Board assesses the degree to which corporate goals were achieved in the prior year and uses this information to determine the bonus. The bonus may not exceed 125% of the target amount (corresponding to 87.5% of the gross fixed salary). Performance-based compensation may be reduced to zero when targets are not achieved. The bonus for the 2019 financial year will be paid in February 2020.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 104 LONG -TERM INCENTIVE COMPENSATION (LONG -TERM INCENTIVE LTI) In 2011, MorphoSys introduced a long-term incentive compensation plan (Performance Share Plan) for the Management Board and members of the Senior Management Group. The Performance Share Plan is based on the allocation of performance shares linked to the achievement of predefined performance targets over a four-year period. Depending on the degree of target achievement (as described in more detail below), the award of performance shares is met by transferring treasury shares of the Company. The Supervisory Board decides each year on the number of performance shares to be granted to the Management Board. On April 1, 2019, the members of the Management Board (at that time consisting of Dr. Simon Moroney, Jens Holstein, Dr. Malte Peters, and Dr. Markus Enzelberger) were granted a total of 9,347 shares; each member of the Management Board was entitled to a specific number of shares. For further details, please refer to Note 7.3.6 and the explanations on stock repurchases in the Corporate Governance Report. At the time of allocation of shares for a given year, long-term performance targets are set by the Supervisory Board. For the 2019 Performance Share Plan, the objectives were defined as the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to a benchmark index; the benchmark index is comprised equally of the Nasdaq Biotechnology Index and the TecDAX. The absolute and relative share price performance is measured for each of the four assessment periods (one year each) by comparing the average share price of the last 30 trading days before the start of the assessment period in question (April 1) with the average share price of the last 30 trading days before the end of the assessment period. Participants in the performance share plan earn an entitlement to shares each year, which is valued on the basis of the absolute share price development as well as the relative share price development, i.e. a comparison of the MorphoSys share price development with the benchmark index. Depending on the absolute and relative share price performance during an assessment period, certain (absolute and relative) tiered levels of target achievement between 10 % and 300 % can be achieved. Exceeding the target achievement level by 300 % does not grant entitlement to additional shares during the relevant assessment period (upper limit). At the end of the four-year term, an overall target achievement level should be calculated based on the absolute and relative degrees of target achievement achieved in each period. The average absolute and relative degrees of target achievement are weighted at 50%. Overall target achievement is capped at 200%. The final number of performance shares allocated to the Performance Share Plan participants is determined at the completion of the program, which spans four years. This calculation incorporates the number of shares initially granted (“grants”) multiplied with the total level of target achievement, as well as a “company factor” that is determined at the Supervisory Board’s discretion. This company factor is a number between zero and two that is set by the Supervisory Board based on the Company’s situation. The company factor’s predefined default value is one (1). In 2017, MorphoSys also introduced a stock option plan as a further instrument of long-term incentive compensation based on the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). As of April 1, 2019, the Management Board (at that time consisting of Dr. Simon Moroney, Jens Hol-stein, Dr. Malte Peters and Dr. Markus Enzelberger) were granted a total of 31,395 stock options; each member of the Management Board received a specific number of stock options, each of which entitles the Management Board member to receive up to two MorphoSys shares. On October 1, 2019, the new CEO Dr. Jean-Paul Kress (CEO since September 1, 2019) was granted stock options valued at € 1,500,000.00 and an additional one-time, sign-on stock option package worth € 500,000.00 for a total of 57,078 stock options. For further details, please refer to Note 7.1 and the explanations on stock repurchases in the Corporate Governance Report. In accordance with the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9), the stock option plan’s performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index. The benchmark index consists of equal parts of the Nasdaq Biotechnology Index and the TecDAX. Each performance target has a 50 % weighting in the achievement of the overall target. To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentage of target achievement for each of the two performance targets are then added together and divided by two; the result being the overall level of target achievement.

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 105 For the performance target of absolute price performance, a comparison is made between the average stock price of MorphoSys shares for the preceding 30 trading days before the beginning and end of each year in the four-year period. If the MorphoSys share price increases, the degree of target achievement can reach up to 200 % calculated on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares will not lead to any further increase in the performance target (cap). For the performance target of relative price performance, the development of MorphoSys’ share price measured by the average of the closing prices for the preceding 30 trading days before the beginning and end of each year in the four-year period is compared with the development of the benchmark index, measured by the average of the closing prices of the respective benchmark index during the last 30 trading days before the beginning and end of each year in the four-year period. Within the benchmark index, the Nasdaq Biotech Index and the Tec-DAX are each weighted at 50 % so that the percentage price developments of each index for the respective annual period are added and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement calculated on a straight-line basis for the relevant period can reach up to 200%. Any further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap). Stock options can only be exercised when the four-year (minimum) vesting period prescribed by law has expired and the specified minimum value for the degree of target achievement of a performance target has been exceeded. The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options (“grants”) by the total level of target achievement and rounding up to the nearest whole number. The resulting ultimate number of stock options is limited to 200 % of the initially granted number of stock options. The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options. When the stock options are exercised, the exercise price must be paid for each underlying share. The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued. The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from Conditional Capital 2016-III and the administration of the stock option plan. For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). MISCELLANEOUS No loans or similar benefits were granted during the reporting year to any member of the Management Board. The members of the Management Board also did not receive any benefits from third parties during the reporting year that were either promised or granted based on their position as members of the Management Board. PAYMENTS UPON TERMINATION OF MANAGEMENT CONTRACTS/ CHANGE OF CONTROL In the event of the premature termination of a Management Board member’s service contract, payments, including fringe benefits, are capped at 200 % of the annual gross fixed salary and the annual bonus (severance cap), and no more than the remaining term of the service contract is remunerated. If the service contract is terminated for good cause for which the Management Board member is responsible, the member will not be entitled to any payments. The severance cap should be calculated on the basis of the total compensation for the previous full financial year and, if applicable, as well as on the expected total compensation for the current financial year. If the service contract of a member of the Management Board ends by death, his or her spouse or life partner is entitled to the fixed monthly salary for the month of death and the following twelve months. In the event of a change of control, the members of the Management Board may terminate their service contracts for cause and demand payment of the fixed salary and annual bonus still outstanding up to the end of the service contract, but at least 200 % of the annual gross fixed salary and annual bonus. Furthermore, in such a case, all stock options and performance shares granted vest immediately and may be exercised after the statutory vesting periods or blackout periods have expired. The following cases are considered to be changes of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-aï¬ƒliated company, (ii) MorphoSys merges with a non-aï¬ƒliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG) or

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 106 MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30 % or more of the voting rights of MorphoSys, or at least 30 % of the voting rights are attributed to the shareholder or third party. Non-compete clauses have also been agreed with the members of the Management Board for the period following their departure. In return, MorphoSys AG is required to make compensation payments for six months after termination of the service contract. The compensation payment amounts to 100 % of the fixed salary for the duration of the non-compete clause. CHANGE IN THE COMPOSITION OF THE MANAGEMENT BOARD The following changes in the composition of the Management Board occurred in the 2019 reporting year: The (former) Chairman of the Management Board of the Company, Dr. Simon Moroney, resigned as member of the Management Board and Chief Executive Oï¬ƒcer of the Company at the end of August 31, 2019. By resolution of the Supervisory Board on June 24, 2019, Dr. Jean-Paul Kress was appointed as the new Chief Executive Oï¬ƒcer for a term of three years, from September 1, 2019 to August 31, 2022. In November 2019, Dr. Markus Enzelberger announced his resignation as a member of the Management Board and the Chief Scientific Oï¬ƒcer, eï¬ective February 29, 2020. AGE LIMIT Members of the Management Board should not be older than 67 years at the time of their appointment. The Supervisory Board may, however, decide to make an exception to this rule in individual cases. The Management Board is currently complying with the age limit of 67 years. VOTE ON THE REMUNERATION SYSTEM FOR THE MANAGEMENT BOARD (“SAY ON PAY”) The current remuneration system for the members of the Management Board is unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011, with a majority of over 91%. On January 1, 2020, the Act for the Implementation of the Second Shareholders’ Rights Directive (ARUG II) came into force. According to the new regulations, the shareholders must resolve on a compensation system for the Management Board to be submitted by the Supervisory Board for the first time at the 2021 Annual General Meeting. MorphoSys is therefore deliberately refraining from presenting a compensation system for the Management Board at its upcoming Annual General Meeting in 2020. The Supervisory Board intends to use the year 2020 to develop a remuneration system for the Management Board. SUPERVISORY BOARD REMUNERATION The remuneration of Supervisory Board members is governed by our Articles of Association and a corresponding Annual General Meeting resolution on Supervisory Board remuneration. The 2019 Annual General Meeting resolved to increase the annual basic remuneration of the Supervisory Board members. It was also resolved that participation by telephone or video in a Supervisory Board or committee meeting held by telephone or video conference should not result in a 50 % reduction in the attendance fee. Participation in physical meetings in which a member of the Supervisory Board takes part by telephone or video shall continue to lead to a 50 % reduction in the attendance fee. In the 2019 financial year, Supervisory Board members received fixed compensation, attendance fees and expense allowances for their participation in Supervisory Board and committee meetings. Each Supervisory Board member received annual fixed compensation (€ 98,210 for chairpersons, € 58,926 for vice chairpersons and € 39,284 for all other members) for their membership of the Supervisory Board. The chair receives € 4,000 for each Supervisory Board meeting chaired and the other members receive € 2,000 for each Supervisory Board meeting attended. For committee work, the committee chair receives € 12,000 and other committee members each receive € 6,000. Committee members also receive € 1,200 for their participation in a committee meeting. Supervisory Board members residing outside of Europe who personally take part in a Supervisory Board or committee meeting are entitled to a flat expense allowance of € 2,000 (plus any sales tax due) for additional travel time in addition to attendance fees and reimbursed expenses. Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their compensation. In the 2019 financial year, Supervisory Board members received a total of € 633,597 (2018: € 525,428) excluding the reimbursement of travel expenses. This amount consists of fixed compensation and attendance fees for participating in Supervisory Board and committee meetings. We did not grant any loans to Supervisory Board members. The table below details the Supervisory Board’s remuneration.

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FINANCIAL STATEMENTS

**TABLE 17**
*Compensation of the Supervisory Board in 2019 and 2018*

| | Fixed Compensation | | Attendance Fees[1] | | Total Compensation | |
|---|---|---|---|---|---|---|
| in € | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Dr. Marc Cluzel | 104,210 | 76,742 | 44,400 | 32,400 | 148,610 | 109,142 |
| Dr. Frank Morich | 70,926 | 61,004 | 33,600 | 23,200 | 104,526 | 84,204 |
| Michael Brosnan | 51,284 | 28,961 | 34,000 | 18,600 | 85,284 | 47,561 |
| Sharon Curran[2] | 27,791 | – | 11,600 | – | 39,391 | – |
| Dr. George Golumbeski | 51,284 | 28,961 | 31,600 | 25,200 | 82,884 | 54,161 |
| Wendy Johnson | 47,618 | 46,160 | 35,600 | 37,400 | 83,218 | 83,560 |
| Krisja Vermeylen | 57,284 | 49,916 | 32,400 | 24,400 | 89,684 | 74,316 |
| Dr. Gerald Möller[3] | – | 36,558 | – | 11,800 | – | 48,358 |
| Klaus Kühn[3] | – | 17,326 | – | 6,800 | – | 24,126 |
| TOTAL | 410,397 | 345,628 | 223,200 | 179,800 | 633,597 | 525,428 |

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2] Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[3] Dr. Gerald Möller and Klaus Kühn left the Supervisory Board of MorphoSys AG on May 17, 2018.

## SHAREHOLDINGS OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

The members of the Management Board and the Supervisory Board hold more than 1 % of the shares issued by the Company. All shares, performance shares, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below.

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**TABLE 18**
*Directors' Holdings*

**SHARES**

| | 01/01/2019 | Additions | Sales | 12/31/2019 |
|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 |
| Jens Holstein | 17,017 | 39,808 | 37,308 | 19,517 |
| Dr. Malte Peters | 12,818 | 0 | 9,505 | 3,313 |
| Dr. Markus Enzelberger | 1,676 | 1,837 | 1,837 | 1,676 |
| Dr. Simon Moroney[2] | 483,709 | 0 | 0 | – |
| **TOTAL** | **515,220** | **41,645** | **48,650** | **24,506** |
| **SUPERVISORY BOARD** | | | | |
| Dr. Marc Cluzel | 500 | 250 | 0 | 750 |
| Dr. Frank Morich | 1,000 | 0 | 0 | 1,000 |
| Michael Brosnan | 0 | 0 | 0 | 0 |
| Sharon Curran[3] | – | 0 | 0 | 0 |
| Dr. George Golumbeski | 0 | 0 | 0 | 0 |
| Wendy Johnson | 500 | 0 | 0 | 500 |
| Krisja Vermeylen | 350 | 0 | 0 | 350 |
| **TOTAL** | **2,350** | **250** | **0** | **2,600** |

**STOCK OPTIONS**

| | 01/01/2019 | Additions | Forfeitures | Exercises | 12/31/2019 |
|---|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | | |
| Dr. Jean-Paul Kress[1] | – | 57,078 | 0 | 0 | 57,078 |
| Jens Holstein | 14,673 | 6,936 | 0 | 0 | 21,609 |
| Dr. Malte Peters | 14,673 | 6,936 | 0 | 0 | 21,609 |
| Dr. Markus Enzelberger | 11,742 | 6,936 | 0 | 0 | 18,678 |
| Dr. Simon Moroney[2] | 22,395 | 10,587 | 0 | 0 | – |
| **TOTAL** | **63,483** | **88,473** | **0** | **0** | **118,974** |

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FINANCIAL STATEMENTS

### CONVERTIBLE BONDS

| | 01/01/2019 | Additions | Forfeitures | Exercises | 12/31/2019 |
|---|---|---|---|---|---|
| MANAGEMENT BOARD | | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 | 0 |
| Jens Holstein | 30,000 | 0 | 0 | 30,000 | 0 |
| Dr. Malte Peters | 0 | 0 | 0 | 0 | 0 |
| Dr. Markus Enzelberger | 0 | 0 | 0 | 0 | 0 |
| Dr. Simon Moroney[2] | 88,386 | 0 | 0 | 0 | – |
| TOTAL | 118,386 | 0 | 0 | 30,000 | 0 |

### PERFORMANCE SHARES

| | 01/01/2019 | Additions | Forfeitures | Allocations[4] | 12/31/2019 |
|---|---|---|---|---|---|
| MANAGEMENT BOARD | | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 | 0 |
| Jens Holstein | 17,936 | 2,065 | 0 | 7,308 | 12,693 |
| Dr. Malte Peters | 5,132 | 2,065 | 0 | 0 | 7,197 |
| Dr. Markus Enzelberger | 7,031 | 2,065 | 0 | 1,837 | 7,259 |
| Dr. Simon Moroney[2] | 27,050 | 3,152 | 0 | 0 | – |
| TOTAL | 57,149 | 9,347 | 0 | 9,145 | 27,149 |

[1] Dr. Jean-Paul Kress joined the Management Board of MorphoSys AG effective September 1, 2019.
[2] Dr. Simon Moroney left the Management Board of MorphoSys AG effective at the end of August 31, 2019. Changes in the number of shares after leaving the Management Board are not shown.
[3] Sharon Curran joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[4] Allocations are made as soon as the transfer of performance shares within the six-month exercise period after the end of the four-year waiting period has expired.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.

### MANAGERS' TRANSACTIONS

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 [1a] of the Market Abuse Regulation [MAR]).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

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**TABLE 19**
*Managers Transactions 2019*

| Party Subject to the Notification Requirement | Function | Date of Transaction in 2019 | Type of Transaction | Aggregated Share Price | Aggregated Volume | Place of Transaction |
|---|---|---|---|---|---|---|
| Jens Holstein | Chief Financial Officer | 11/07/2019 | Purchase | € 95.71 | € 239,275.00 | Xetra |
| Dr. Markus Enzelberger | Chief Scientific Officer | 11/05/2019 | Disposal of shares (performance shares) from an expiring long-term incentive program as part of his remuneration as member of the Management Board | € 99.42 | € 182,626.55 | Xetra |
| Jens Holstein | Chief Financial Officer | 11/04/2019 | Purchase of shares based on conversion of convertible bonds as part of his remuneration as member of the Managing Board (Convertible Bonds Program 2013) | € 31.88 | € 956,250.00 | Outside a trading venue |
| Jens Holstein | Chief Financial Officer | 11/04/2019 | Disposal of shares resulting from the conversion of convertible bonds from an expiring program as part of his remuneration as member of the Management Board | € 99.70 | € 2,991,026.00 | Xetra |
| Jens Holstein | Chief Financial Officer | 11/05/2019 | Disposal of shares (performance shares) from an expiring long-term incentive program as part of his remuneration as member of the Management Board | € 98.94 | € 723,053.40 | Xetra |
| Dr. Jean-Paul Kress[1] | Chief Executive Officer | 10/07/2019 | Acceptance of 57,078 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019) | not numerable | not numerable | Outside a trading venue |
| Dr. Marc Cluzel | Member of the Supervisory Board | 07/05/2019 | Purchase | € 91.31 | € 22,827.53 | Xetra |
| Jens Holstein | Chief Financial Officer | 04/15/2019 | Allocation of 7,308 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares) | not numerable | not numerable | Outside a trading venue |
| Dr. Markus Enzelberger | Chief Scientific Officer | 04/15/2019 | Allocation of 1,837 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares) | not numerable | not numerable | Outside a trading venue |
| Dr. Simon Moroney[2] | Chief Executive Officer | 04/15/2019 | Allocation of 10,670 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2015) (issuer's own shares) | not numerable | not numerable | Outside a trading venue |
| Dr. Simon Moroney[2] | Chief Executive Officer | 04/05/2019 | Acceptance of 10,587 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019) | not numerable | not numerable | Outside a trading venue |
| Jens Holstein | Chief Financial Officer | 04/05/2019 | Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019) | not numerable | not numerable | Outside a trading venue |
| Dr. Markus Enzelberger | Chief Scientific Officer | 04/05/2019 | Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019) | not numerable | not numerable | Outside a trading venue |
| Dr. Malte Peters | Chief Development Officer | 04/05/2019 | Acceptance of 6,936 stock options to subscribe for up to 2 shares each within the compensation as a Management Board member (Stock Option Program 2019) | not numerable | not numerable | Outside a trading venue |
| Dr. Malte Peters | Chief Development Officer | 01/15/2019 | Disposal | € 103.21 | € 980,978.20 | Xetra |

[1] Dr. Jean-Paul Kress joined the Management Board of MorphoSys AG effective September 1, 2019.
[2] Dr. Simon Moroney left the Management Board of MorphoSys AG effective at the end of August 31, 2019.

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 111 AVOIDING CONFLICTS OF INTEREST The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or secondary activities of the Management Board must be disclosed to the Supervisory Board without delay and require the Supervisory Board’s approval. The Supervisory Board in turn must inform the Annual General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2019 financial year. SHARE REPURCHASES By resolution of the Annual General Meeting on May 23, 2014, MorphoSys was authorized, in accordance with Section 71 (1) no. 8 of the German Stock Corporation Act (AktG), to repurchase treasury shares in an amount of up to 10 % of the existing share capital up to and including April 30, 2019. This authorization could be exercised in whole or in part, once or several times, for the purposes specified in the authorization resolution by the Company or by a third party on behalf of the Company. It was at the discretion of the Management Board whether to carry out the repurchases over the stock exchange, by means of a public oï¬er or by public tender for the submission of such an oï¬er. MorphoSys did not repurchase any of its own shares in the reporting year under the authorization granted in 2014. INFORMATION TECHNOLOGY The implementation of SAP Business ByDesign as an integrated ERP system was successfully completed on schedule at MorphoSys AG on January 1, 2019. At the same time, we integrated SAP Concur, a travel and expense management solution, to replace our existing systems for managing absences and business travel. SAP Business ByDesign and SAP Concur were successfully rolled out at MorphoSys US Inc. in August 2019. We also launched various projects to map future business processes with SAP Business ByDesign and to introduce additional systems with special functionalities for our commercial supply chain. IT security and compliance continued to be key topics in the area of information technology during the past year. External security experts checked the technical security controls to detect potential weaknesses. Within the scope of special on-site training and phishing simulations, employees learned about their joint responsibility and essential contribution to IT security in our company. Our internal Computer Emergency Response Team (CERT) has not detected any serious security incidents during the reporting year. Finally, various platforms in the area of Endpoint Detection & Respond (EDR), Cloud Access Security Broker (CASB) and Mobile Threat Defense (MTD) were evaluated in order to optimize our cyber defense measures and expand our commercial capacity. The integration of these new IT security tools started at the end of 2019. INFORMATION ON THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM WITH REGARD TO THE ACCOUNTING PROCESS UNDER SECTION 289 (4) AND SECTION 315 (4) HGB In the 2019 financial year, we completed a routine update of the documentation for our existing internal control and risk management system, which helps us maintain adequate internal control over financial reporting and ensures the availability of key controls to report financial figures as precisely and accurately as possible. We also expanded this system based on the SOX regulations (Sarbanes-Oxley Act of 2002, Section 404). COSO (Committee of Sponsoring Organizations of the Treadway Commission) defines the corresponding COSO framework (“Internal Control Integrated Framework”). We use this framework, which is the most commonly used framework for the internal control of financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide reasonable assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. The consolidated financial statements are subjected to numerous preparation, review and control processes so that they can be reported promptly to the market and to shareholders. To accomplish this, our executives have a coordinated plan for which all internal and external resources are made available. We also use a strict principle of double checking to ensure the accuracy of the key financial ratios reported and the underlying execution of all accounting processes. Numerous rules and guidelines are also followed to ensure the strict separation of the planning, posting and execution of financial transactions. This functional separation of processes is ensured by all of our operating IT systems we use through an appropriate assignment of rights. External service providers regularly review the implementation of and compliance with these guidelines and the eï¬ƒciency of the accounting processes.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 112 Compliance Management Program (CMP) Credo Code of Conduct reports, if required, to [Graphic Appears Here] reports to CHAIRPERSON OF T HE AUDI T COMMI T T EE CHIEF EXECU T IVE OF F ICER manages the interfaces between the different components of the CMP COMPL IANCE RISK MANAGEMEN T SUPERVISION + IMPROVEMEN TS COMPL IANCE COMMI T T EE T RAININGS COMPL IANCE DOCUMEN TS WHIST L EBL OWER SYST EM

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 113 Predicting future events is not the task of our internal control and risk management system. Our risk management system does, however, ensure that business risks are detected and assessed early. The risks identified are eliminated or at least brought to an acceptable level using appropriate corrective measures. Special attention is given to risks that could jeopardize the Company. The Management Board ensures that risks are always dealt with responsibly and keeps the Supervisory Board informed of all existing risks and their development. Detailed information on our risks and opportunities can be found in the section “Risk and Opportunity Report.” ACCOUNTING AND EXTERNAL AUDIT We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December 31, 2019 and adopted by the EU into European law. As of December 31, 2019, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2019 and 2018 that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) of the German Commercial Code (HGB). For the election of our auditor, the Audit Committee of the Supervisory Board submits a nomination proposal to the Supervisory Board. At the 2019 Annual General Meeting, Pricewater-houseCoopers GmbH Wirts chafts prufungs gesells chart was appointed as auditor for the 2019 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The lead auditor of these consolidated financial statements was Stefano Mulas, who has audited the consolidated financial statements since 2018. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2019 financial year can be found in Note 6.1. COMPLIANCE MANAGEMENT PROGRAM The basic mechanisms of our Compliance Management Program (CMP) are described in the section entitled “Sustainable Corporate Governance.” The identification and assessment of compliance risks are an important part of the CMP and are incorporated into the CMP’s overall strategic development. Our major compliance-relevant risk areas are evaluated according to a systematic approach, taking into account our current business strategy and priorities. During the reporting year, we conducted a compliance risk analysis that included anti-bribery and corruption risks. Risk mitigation measures were introduced for the areas of action identified. Under the CMP, employees are given the opportunity to report suspected violations of the law within the MorphoSys Group in a protected manner. In addition to the annual compliance risk analysis, compliance monitoring was carried out for the first time in the reporting year. In order to prevent compliance violations, employees received periodic training on pertinent compliance topics. In conjunction with the General Data Protection Regulation of the EU (Regulation [EU] 2016/679 “GDPR”) which came into effect on May 25, 2018, we implemented various procedures since 2018 to safeguard compliance with the GDPR. ›› SEE FIGURE 13 Compliance Management Program (CMP) (page 112) INTERNAL AUDIT DEPARTMENT Our Internal Audit Department is an essential element of the Corporate Governance structure. The Internal Audit Department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the eï¬ectiveness of our risk management, internal control and other corporate governance processes. The accounting and consulting firm KPMG was appointed as co-sourcing partner for the internal auditing process in 2019. The Internal Audit Department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee. Our Internal Audit Department reports regularly to the Management Board. The Head of Internal Audit and the Chief Executive Officer both report to the Supervisory Board’s Audit Committee twice a year or on an ad hoc basis when necessary. Four audits were conducted successfully in the course of 2019. Some areas requiring action were identified and corrective action plans were agreed. The Internal Audit Department has scheduled three audits for the year 2020.

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 114 Disclosures under Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board under Section 176 (1) Sentence 1 AktG COMPOSITION OF COMMON STOCK On December 31, 2019, the Company’s common stock amounted to € 31,957,958.00 and was divided into 31,957,958 no-par-value bearer shares. With the exception of the 225,800 treasury shares held by the Company, these bearer shares possess voting rights, whereby each share grants one vote at the Annual General Meeting. The Company’s share capital recorded in the commercial register as of December 31, 2019, amounted to € 31,839,572.00 and was divided into 31,839,572 no-par-value bearer shares. This amount of share capital does not yet reflect the increase in share capital and the number of shares resulting from the exercise of 118,386 conversion rights from convertible bonds in 2019. On January 20, 2020, the Supervisory Board of the Company resolved to amend the wording of the Articles of Association to reflect the higher share capital of € 31,957,958.00 and filed for its entry into the commercial register. RESTRICTIONS AFFECTING VOTING RIGHTS AND THE TRANSFER OF SHARES Our Management Board is not aware of any restrictions that may aï¬ect voting rights, the transfer of shares or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those under Section 136 AktG, or the provisions for treasury stock under Section 71b AktG. SHAREHOLDINGS IN COMMON STOCK EXCEEDING 10 % OF VOTING RIGHTS We are not aware of nor have we been notified of any direct or indirect interests in the Company’s common stock that exceed 10 % of the voting rights. SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL Shares with special rights conferring powers of control do not exist. CONTROL OVER VOTING RIGHTS WITH REGARD TO EMPLOYEE OWNERSHIP OF CAPITAL Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association as do other shareholders. APPOINTMENT AND DISMISSAL OF MANAGEMENT BOARD MEMBERS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION The number of Management Board members, their appointment and dismissal and the nomination of the Chief Executive Oï¬ƒcer are determined by the Supervisory Board in accordance with Section 6 of the Articles of Association and Section 84 AktG. Our Management Board currently consists of the Chief Executive Oï¬ƒcer and three other members. Management Board members may be appointed for a maximum term of five years. Reappointments or extensions in the term of oƒce are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or the nomination of a Chief Executive Oï¬ƒcer for good cause as defined under Section 84 (3) AktG. If a required member of the Management Board is absent, one will be appointed by the court in cases of urgency under Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the Annual General Meeting in accordance with Section 179 (1) sentence 1 AktG. Under Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our Annual General Meeting resolves amendments to the Articles of Association generally through a simple majority of the votes cast and a simple majority of the common stock represented. If the law stipulates a higher mandatory majority of votes or capital, this shall be applied. Amendments to the Articles of Association that only aect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. POWER OF THE MANAGEMENT BOARD TO ISSUE SHARES The Management Board’s power to issue shares is granted under Section 5 (5) through (6h) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital.

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 115 1. Authorized Capital In the event of an approved capital increase, the Management Board is authorized with the Supervisory Board’s consent to determine the further details of the capital increase and its implementation. a) Pursuant to Section 5 (5) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the Company’s common stock on one or more occasions by up to 11,768,314.00 for cash contributions and/or contributions in kind by issuing up to 11,768,314 new, no-par-value bearer shares until and including the date of April 30, 2023 (Authorized Capital 2018-I). Shareholders are principally entitled to subscription rights in the case of a capital increase. One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription. With the Supervisory Board’s consent, the Management Board is, however, authorized to exclude shareholder subscription rights aa) in the case of a capital increase for cash contribution, to the extent necessary to avoid fractional shares; or bb) in the case of a capital increase for contribution in kind; or cc) in the case of a capital increase for cash contribution when the new shares are placed on a domestic and/or foreign stock exchange in the context of a public offering. The total shares to be issued via a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20 % of the common stock. The calculation used is based on either the eective date of the authorizations or the exercise of the authorizations, whichever amount is lower. The 20 % limit mentioned above shall take into account (i) treasury shares sold excluding subscription rights after the eective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs), (ii) shares that are issued from other authorized capital existing on the eective date of these authorizations and excluding subscription rights during the eective period of these authorizations, and (iii) shares to be issued during the eective period of these authorizations to service convertible bonds and/or bonds with warrants whose basis for authorization exists on the eective date of these authorizations provided that the convertible bonds and/or bonds with warrants have been issued with the exclusion of the subscription rights of shareholders (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs). b) Pursuant to Section 5 (6) of the Articles of Association, the Management Board is authorized with the Supervisory Board’s consent to increase the common stock of the Company against contribution in cash once or several times by a total of up to 2,915,977.00 until and including April 30, 2022 by issuing up to 2,915,977 new no-par-value bearer shares (Authorized Capital 2017-I). Shareholders are principally entitled to subscription rights in the case of a capital increase. One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription. The Management Board is, however, authorized to exclude shareholder subscription rights with the Supervisory Board’s consent aa) to the extent necessary to avoid fractional shares; or bb) when the issue price of the new shares is not signicantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10 % of the common stock on the date this authorization takes eect or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG. The total number of shares to be issued via capital increases against contribution in cash, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20 % of the common stock when calculated based on the authorizations’ effective date or exercise, whichever amount is lower. This 20 % limit shall take into account (i) treasury shares sold with the exclusion of subscription rights after the eective date of these

Group Management Report Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report 116 authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs); (ii) shares to be issued with the exclusion of subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations or to be resolved by the same Annual General Meeting resolving these authorizations; and (iii) shares to be issued during the effective period of these authorizations to service bonds with conversion or warrant rights, whose authorization basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of shareholders’ subscription rights (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs). c) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the share capital of the Company on one or more occasions by a total of up to € 159,197.00 by issuing up to 159,197 new no-par-value bearer shares for cash contributions and/or contributions in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription right of shareholders is excluded. The Authorized Capital 2019-I serves the delivery of shares of the Company to service Restricted Stock Units (RSUs) granted under the Company’s Restricted Stock Unit Program (RSUP) exclusively to executives and employees (including directors and oï¬ƒcers) of MorphoSys US Inc. against contribution of the payment entitlements that arose under the respective RSUs. The issue price of the new shares must be at least € 1.00 and may be paid in cash and/or in kind and especially by contributing claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes determining the entitlement of the new shares to dividends, which, in deviation from Section 60 (2) of the German Stock Corporation Act (AktG), may also be determined for a financial year that has already ended. 2. Conditional Capital a) Pursuant to Section 5 (6b) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 5,307,536.00, divided into a maximum of 5,307,536 no-par-value bearer shares (Conditional Capital 2016-I). The conditional capital increase serves solely as a means to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the start of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. b) Pursuant to Section 5 (6e) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 156,448.00 through the issue of up to 156,448 new no-par-value bearer shares of the Company (Conditional Capital 2008-III). The conditional capital increase will only be executed to the extent that holders of the convertible bonds exercise their conversion rights for conversion into ordinary shares of the Company. The new shares participate in the Company’s profits from the beginning of the financial year, for which there has been no resolution on the appropriation of accumulated income at the time of issuance. On January 17, 2019, our Supervisory Board resolved to adjust the conditional capital to reflect the issuance of new shares in 2018 based on the exercise of 32,537 convertible bonds. This results in a reduction of the Conditional Capital 2008-III from € 188,985 to € 156,448, which was entered in the commercial register on February 2, 2019. c) Pursuant to Section 5 (6g) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 995,162.00 through the issue of up to 995,162 new no-par-value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital serves to meet the obligations of subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016 under Agenda Item 9 letter a). The conditional capital increase will only be executed to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue amount in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of accumulated income.

Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report Group Management Report 117 POWER OF MANAGEMENT BOARD TO REPURCHASE SHARES The Management Board’s power to repurchase the Company’s own shares is based on Section 71 AktG and by the authorization of the Annual General Meeting of May 23, 2014 that expired on April 30, 2019. The Company was until and including the date of April 30, 2019 authorized to repurchase its own shares in an amount of up to 10 % of the common stock existing at the time of the resolution (or possibly a lower amount of common stock at the time of exercising this authorization) for any purpose permitted under the statutory limits. The repurchase was allowed to take place at the Management Board’s discretion on either the stock exchange, through a public offer or public invitation to submit a bid. The authorization could not be used for the purpose of trading in the Company’s own shares. The intended use of treasury stock acquired under this authorization may be found under Agenda Item 9 of the Annual General Meeting of May 23, 2014. These shares may be used as follows: 1. The shares may be redeemed without the redemption or its execution requiring a further resolution of the Annual General Meeting. 2. The shares may be sold other than on the stock exchange or shareholder offer if the shares are sold for cash at a price that is not significantly below the market price of the Company’s shares of the same class at the time of the sale. 3. The shares may be sold for contribution in kind, particularly in conjunction with company mergers, acquisitions of companies, parts of companies or interests in companies. 4. The shares may be used to fulfill subscription or conversion rights resulting from the exercise of options and/or conversion rights or conversion obligations for Company shares. 5. The shares may be offered or transferred to employees of the Company and those of affiliated companies, members of the Company’s management and those of affiliated companies and/or used to meet commitments or obligations to purchase Company shares that were or will be granted to employees of the Company or those of affiliated companies, members of the Company’s management or managers of affiliated companies. The shares may also be used to fulfill obligations or rights to purchase Company shares that will be agreed with the Company’s employees, members of the senior management and affiliates in the context of employee participation programs. If shares are used for the purposes mentioned above, shareholder subscription rights are excluded, other than in the case of share redemptions. MATERIAL AGREEMENTS MADE BY THE COMPANY THAT FALL UNDER THE CONDITION OF A CHANGE OF CONTROL AFTER A TAKEOVER BID The Company has not entered into any material agreements that are subject to a change of control following a takeover bid. COMPENSATION AGREEMENTS CONCLUDED BY THE COMPANY WITH MANAGEMENT BOARD MEMBERS AND EMPLOYEES IN THE EVENT OF A TAKEOVER BID In accordance with the service contracts in force during the reporting period, the members of the Management Board may terminate their service contracts following a change of control and demand the fixed salary and annual bonus still outstanding until the end of the regular term of the service contract, but at least 200 % of the annual gross fixed salary and annual bonus. Furthermore, in case of a termination due to a change of control, all granted stock options, performance shares and other comparable direct or indirect interests in MorphoSys with compensation character will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired. Following a change of control, some members of the Senior Management Group may terminate their employment contracts and demand a severance payment in the amount of one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is aï¬ected. A target achievement rate of 100 % is applied. In such a case, all stock options and performance shares granted will vest immediately and may be exercised after the statutory vesting periods and blackout periods have expired. The following cases are considered as a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-aï¬ƒliated company, (ii) MorphoSys merges with a non-aï¬ƒliated company, (iii) MorphoSys AG as a controlled company becomes a party to an agreement pursuant to Section 291 of the German Stock Cor-poration Act (AktG) or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30 % or more of the voting rights of MorphoSys, or at least 30 % of the voting rights are attributed to the shareholder or third party.

Financial Statements Contents 118 Financial Statements

Contents Financial Statements 119 120 Consolidated Statement of Profit or Loss (IFRS) 121 Consolidated Statement of Comprehensive Income (IFRS) 122 Consolidated Balance Sheet (IFRS) 124 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 126 Consolidated Statement of Cash Flows (IFRS) N OT E S 128 General Information 128 Summary of Significant Accounting Policies 149 Segment Reporting 152 Notes to Profit or Loss 157 Notes to the Assets of the Balance Sheet 165 Notes to Equity and Liabilities of the Balance Sheet 168 Remuneration System for the Management Board and Employees of the Group 182 Additional Notes 186 Responsibility Statement

Financial Statements Consolidated Statement of Profit or Loss (IFRS) 120 Consolidated Statement of Profit or Loss (IFRS) in € Note 2019 2018 2017 Revenues 2.7.1, 4.1 71,755,303 76,442,505 66,790,840 Operating Expenses Cost of Sales 2.7.2, 4.2.1 (12,085,198) (1,796,629) 0 Research and Development 2.7.2, 4.2.2 (108,431,600) (106,397,017) (113,313,679) Selling 2.7.2, 4.2.3 (22,671,481) (6,382,510) (4,816,038) General and Administrative 2.7.2, 4.2.4 (36,664,666) (21,927,731) (15,717,578) Total Operating Expenses (179,852,945) (136,503,887) (133,847,295) Other Income 2.7.3, 4.3 804,739 1,644,632 1,119,598 Other Expenses 2.7.4, 4.3 (626,678) (689,343) (1,670,792) Earnings before Interest and Taxes (EBIT) (107,919,581) (59,106,093) (67,607,649) Finance Income 2.7.5, 4.3 2,799,473 417,886 712,397 Finance Expenses 2.7.5, 4.3 (2,272,369) (753,588) (1,894,852) Income from Reversals of Impairment Losses/(Impairment Losses) on Financial Assets 2.3.1 872,000 (1,035,000) 0 Income Tax Benefit/(Expenses) 2.7.4, 4.4 3,506,419 4,304,674 (1,036,365) Consolidated Net Loss (103,014,058) (56,172,121) (69,826,469) Earnings per Share, basic and diluted 2.7.7, 4.5 (3.26) (1.79) (2.41) Shares Used in Computing Earnings per Share, basic and diluted 2.7.7, 4.5 31,611,155 31,338,948 28,947,566 The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income (IFRS) Financial Statements 121 Consolidated Statement of Comprehensive Income (IFRS) in € 2019 2018 2017 Consolidated Net Loss (103,014,058) (56,172,121) (69,826,469) Items that will not be reclassified to Profit or Loss Change in Fair Value of Shares through Other Comprehensive Income (1,160,160) (127,458) 0 Items that may be reclassified to Profit or Loss Foreign Currency Translation Diï¬erences from Consolidation 75,332 (83,432) 0 Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds (Thereof € 0 for 2019, € 0 for 2018 and € 86,685 for 2017, respectively, Reclassifications of realized Gains and Losses to Profit or Loss) 0 0 54,170 Change of Tax Eï¬ects presented in Other Comprehensive Income on Available-for-sale Financial Assets and Bonds 0 0 63,659 Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Eï¬ects 0 0 117,829 Change in Unrealized Gains and Losses on Cash Flow Hedges (Thereof € 0 for 2019, € 0 for 2018 and € 256,085 for 2017, respectively, Reclassifications of realized Losses to Profit or Loss) 0 0 (490,164) Change of Tax Eï¬ects presented in Other Comprehensive Income on Cash Flow Hedges 0 0 130,751 Change in Unrealized Gains and Losses on Cash Flow Hedges, Net of Tax Eï¬ects 0 0 (359,413) Other Comprehensive Income (1,084,828) (210,890) (241,584) Total Comprehensive Income (104,098,886) (56,383,011) (70,068,053) The Notes are an integral part of these consolidated financial statements.

Financial Statements Consolidated Balance Sheet (IFRS) 122 Consolidated Balance Sheet (IFRS) in € Note 12/31/2019 12/31/2018 ASSETS Current Assets Cash and Cash Equivalents 2.8.1, 5.1 44,314,050 45,459,836 Financial Assets at Fair Value through Profit or Loss 2.1.2, 5.2 20,454,949 44,581,264 Other Financial Assets at Amortized Cost 2.1.2, 5.2 207,735,195 268,922,724 Accounts Receivable 2.8.2, 5.3 15,081,702 17,732,933 Income Tax Receivables 2.8.2, 5.5 145,817 161,048 Other Receivables 2.8.2, 5.4 1,613,254 147,449 Inventories, Net 2.8.3, 5.5 288,212 245,161 Prepaid Expenses and Other Current Assets 2.8.4, 5.5 14,059,627 11,654,880 Total Current Assets 303,692,806 388,905,295 Non-current Assets Property, Plant and Equipment, Net 2.8.5, 5.6 4,652,838 3,530,709 Right-of-Use Assets, Net 2.1.2, 2.8.6, 5.7 43,160,253 0 Patents, Net 2.8.7, 5.8.1 2,981,282 3,938,739 Licenses, Net 2.8.7, 5.8.2 2,350,002 2,526,829 In-process R&D Programs 2.8.7, 5.8.3 35,683,709 37,019,370 Software, Net 2.8.7, 5.8.4 107,137 203,807 Goodwill 2.8.7, 5.8.5 3,676,233 3,676,233 Other Financial Assets at Amortized Cost, Net of Current Portion 2.1.2, 5.2 84,922,176 95,749,059 Shares at Fair Value through Other Comprehensive Income 2.8.8, 5.9 14,076,836 232,000 Prepaid Expenses and Other Assets, Net of Current Portion 2.8.9, 5.10 1,136,030 2,981,716 Total Non-current Assets 192,746,496 149,858,462 TOTAL ASSETS 496,439,302 538,763,757 The Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet (IFRS) Financial Statements 123 in € Note 12/31/2019 12/31/2018 LIABILITIES AND STOCKHOLDERS’ EQUIT Y Current Liabilities Accounts Payable and Accruals 2.9.1, 6.1 57,041,902 44,760,615 Current Portion of Lease Liabilities 2.1.2, 2.8.6, 5.7 2,515,097 0 Tax Provisions 2.9.2, 6.2 94,732 208,034 Other Provisions 2.9.1, 6.2 323,000 160,411 Current Portion of Contract Liability 2.9.3, 6.3 1,570,801 794,230 Convertible Bonds due to Related Parties 2.9.5 12,324 0 Total Current Liabilities 61,557,856 45,923,290 Non-current Liabilities Lease Liabilities, Net of Current Portion 2.1.2, 2.8.6, 5.7 40,041,581 0 Other Provisions, Net of Current Portion 2.9.1, 6.2 23,166 23,166 Contract Liability, Net of Current Portion 2.9.4, 6.3 114,927 158,024 Convertible Bonds due to Related Parties 2.9.5 0 71,517 Deferred Tax Liability 2.9.6, 4.4 0 3,507,233 Other Liabilities, Net of Current Portion 2.9.7, 6.4 0 707,893 Total Non-current Liabilities 40,179,674 4,467,833 Total Liabilities 101,737,530 50,391,123 Stockholders’ Equity Common Stock 2.9.8, 6.5.1 31,957,958 31,839,572 Ordinary Shares Issued (31,957,958 and 31,839,572 for 2019 and 2018, respectively) Ordinary Shares Outstanding (31,732,158 and 31,558,536 for 2019 and 2018, respectively) Treasury Stock (225,800 and 281,036 shares for 2019 and 2018, respectively), at Cost 2.9.8, 6.5.4 (8,357,250) (10,398,773) Additional Paid-in Capital 2.9.8, 6.5.5 628,176,568 619,908,453 Other Comprehensive Income Reserve 2.9.8, 6.5.7 (1,295,718) (210,890) Accumulated Deficit 2.9.8, 6.5.8 (255,779,786) (152,765,728) Total Stockholders’ Equity 394,701,772 488,372,634 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUIT Y 496,439,302 538,763,757 The Notes are an integral part of these consolidated financial statements.

Financial Statements Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 124 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) Common Stock Note Shares € BALANCE AS OF JANUARY 1, 2017 29,159,770 29,159,770 Compensation Related to the Grant of Stock Options, Convertible Bonds and Performance Shares 0 0 Exercise of Convertible Bonds Issued to Related Parties 261,015 261,015 Transfer of Treasury Stock for Long-Term Incentive Program 0 0 Transfer of Treasury Stock to Members of the Management Board 0 0 Reserves: Change in Unrealized Gains and Losses on Available-for-sale Financial Assets and Bonds, Net of Tax Eï¬ects 0 0 Change in Unrealized Gains on Cash Flow Hedges, Net of Tax Eï¬ects 0 0 Consolidated Net Loss 0 0 Total Comprehensive Income 0 0 BALANCE AS OF DECEMBER 31, 2017 29,420,785 29,420,785 Application of IFRS 9 0 0 Application of IFRS 15 0 0 BALANCE AS OF JANUARY 1, 2018 29,420,785 29,420,785 Capital Increase, Net of Issuance Cost of € 15,038,362 2,386,250 2,386,250 Compensation Related to the Grant of Stock Options and Performance Shares 7.1, 7.3 0 0 Exercise of Convertible Bonds Issued to Related Parties 7.2 32,537 32,537 Transfer of Treasury Stock for Long-Term Incentive Program 7.3.1 0 0 Transfer of Treasury Stock to Related Parties 0 0 Reserves: Change in Fair Value of Shares through Other Comprehensive Income 5.9, 6.5.7 0 0 Foreign Currency Losses from Consolidation 6.5.7 0 0 Consolidated Net Loss 6.5.8 0 0 Total Comprehensive Income 0 0 BALANCE AS OF DECEMBER 31, 2018 31,839,572 31,839,572 BALANCE AS OF JANUARY 1, 2019 31,839,572 31,839,572 Compensation Related to the Grant of Stock Options and Performance Shares 7.1, 7.3 0 0 Exercise of Convertible Bonds Issued 7.2, 7.5 118,386 118,386 Transfer of Treasury Stock for Long-Term Incentive Program 6.5.4, 7.3.2, 7.5 0 0 Transfer of Treasury Stock to Related Parties 6.5.4, 7.3.8 0 0 Reserves: Change in Fair Value of Shares through Other Comprehensive Income 5.9, 6.5.7 0 0 Foreign Currency Gains from Consolidation 6.5.7 0 0 Consolidated Net Loss 6.5.8 0 0 Total Comprehensive Income 0 0 BALANCE AS OF DECEMBER 31, 2019 31,957,958 31,957,958 The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity (IFRS)
Financial Statements
125

| | Treasury Stock | | Additional Paid-in Capital | Revaluation Reserve | Other Comprehensive Income Reserve | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | € | € | € | € | € | € |
| | **396,010** | **(14,648,212)** | **428,361,175** | **136,101** | **0** | **(27,548,669)** | **415,460,165** |
| | | | | | | | |
| | 0 | 0 | 4,974,599 | 0 | 0 | 0 | 4,974,599 |
| | 0 | 0 | 8,043,313 | 0 | 0 | 0 | 8,304,328 |
| | (61,871) | 2,286,752 | (2,286,752) | 0 | 0 | 0 | 0 |
| | (14,461) | 534,479 | (534,479) | 0 | 0 | 0 | 0 |
| | | | | | | | |
| | 0 | 0 | 0 | 117,829 | 0 | 0 | 117,829 |
| | 0 | 0 | 0 | (359,413) | 0 | 0 | (359,413) |
| | 0 | 0 | 0 | 0 | 0 | (69,826,469) | (69,826,469) |
| | 0 | 0 | 0 | (241,584) | 0 | (69,826,469) | (70,068,053) |
| | **319,678** | **(11,826,981)** | **438,557,856** | **(105,483)** | **0** | **(97,375,138)** | **358,671,039** |
| | 0 | 0 | 0 | 105,483 | 0 | (353,483) | (248,000) |
| | 0 | 0 | 0 | 0 | 0 | 1,135,014 | 1,135,014 |
| | **319,678** | **(11,826,981)** | **438,557,856** | **0** | **0** | **(96,593,607)** | **359,558,053** |
| | 0 | 0 | 176,189,256 | 0 | 0 | 0 | 178,575,506 |
| | 0 | 0 | 5,584,969 | 0 | 0 | 0 | 5,584,969 |
| | 0 | 0 | 1,004,580 | 0 | 0 | 0 | 1,037,117 |
| | (17,219) | 636,414 | (636,414) | 0 | 0 | 0 | 0 |
| | (21,423) | 791,794 | (791,794) | 0 | 0 | 0 | 0 |
| | | | | | | | |
| | 0 | 0 | 0 | 0 | (127,458) | 0 | (127,458) |
| | 0 | 0 | 0 | 0 | (83,432) | 0 | (83,432) |
| | 0 | 0 | 0 | 0 | 0 | (56,172,121) | (56,172,121) |
| | 0 | 0 | 0 | 0 | (210,890) | (56,172,121) | (56,383,011) |
| | **281,036** | **(10,398,773)** | **619,908,453** | **0** | **(210,890)** | **(152,765,728)** | **488,372,634** |
| | **281,036** | **(10,398,773)** | **619,908,453** | **0** | **(210,890)** | **(152,765,728)** | **488,372,634** |
| | 0 | 0 | 6,654,470 | 0 | 0 | 0 | 6,654,470 |
| | 0 | 0 | 3,655,168 | 0 | 0 | 0 | 3,773,554 |
| | (52,328) | 1,934,043 | (1,934,043) | 0 | 0 | 0 | 0 |
| | (2,908) | 107,480 | (107,480) | 0 | 0 | 0 | 0 |
| | | | | | | | |
| | 0 | 0 | 0 | 0 | (1,160,160) | 0 | (1,160,160) |
| | 0 | 0 | 0 | 0 | 75,332 | 0 | 75,332 |
| | 0 | 0 | 0 | 0 | 0 | (103,014,058) | (103,014,058) |
| | 0 | 0 | 0 | 0 | (1,084,828) | (103,014,058) | (104,098,886) |
| | **225,800** | **(8,357,250)** | **628,176,568** | **0** | **(1,295,718)** | **(255,779,786)** | **394,701,772** |

Financial Statements Consolidated Statement of Cash Flows (IFRS) 126 Consolidated Statement of Cash Flows (IFRS) In € Note 2019 2018 2017 OPERATING ACTIVITIES: Consolidated Net Loss (103,014,058) (56,172,121) (69,826,469) Adjustments to Reconcile Net Loss to Net Cash Provided by/ (Used in) Operating Activities: Impairment of Assets 5.6, 5.8 2,317,489 24,033,479 9,863,582 Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets 5.6, 5.7, 5.8 6,245,162 3,750,259 4,028,948 Net (Gain)/Loss of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sales Financial Assets) 5.2 (752,257) 79,330 84,841 Net (Gain)/Loss of Financial Assets at Amortized Cost 5.2 705,952 0 0 (Income) from Reversals of Impairment Losses/Impairment Losses on Financial Assets 2.3.1 (872,000) 1,035,000 0 Proceeds from Derivative Financial Instruments 5.4 931,595 (488,201) (589,134) Net (Gain)/Loss on Derivative Financial Instruments 5.4 (1,261,618) 121,717 919,042 Net (Gain)/Loss on Sale of Property, Plant and Equipment (21,408) (24,093) 11,314 Non-cash Income from Recognition of previously unrecognized Intangible Assets 5.9 0 (350,000) 0 Recognition of Contract Liability (2017: Recognition of Deferred Revenue) 6.3 (5,335,977) (1,993,763) (19,595,746) Share-based Payment 4.2.5, 7 6,654,470 5,584,969 4,974,599 Income Tax (Benefit)/Expenses 4.4 (3,506,419) (4,304,674) 1,036,365 Changes in Operating Assets and Liabilities: Accounts Receivable 5.3 2,667,232 (6,610,625) 1,362,347 Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables 5.4, 5.5 (4,422,409) 545,816 1,807,670 Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions 6.1, 6.2 13,202,429 1,890,046 7,819,386 Other Liabilities 6.4 316,288 (2,718,825) 3,133,558 Contract Liability (2017: Deferred Revenue) 6.3 6,069,450 2,386,009 18,385,824 Income Taxes Paid (62,560) (33,837) (1,861,982) Net Cash Provided by/(Used in) Operating Activities (80,138,639) (33,269,514) (38,445,855) The Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IFRS) Financial Statements 127 In € Note 2019 2018 2017 INVESTING ACTIVITIES: Purchase of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets) (28,305,339) (84,511,324) (56,406,580) Proceeds from Sales of Financial Assets at Fair Value through Profit or Loss (2017: Available-for-sale Financial Assets) 53,159,814 126,388,925 33,231,500 Proceeds from Sales of Bonds, Available-for-sale 0 0 6,500,000 Purchase of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables) (246,461,961) (366,810,000) (108,000,000) Proceeds from Sales of Other Financial Assets at Amortized Cost (2017: Financial Assets Classified as Loans and Receivables) 318,720,000 149,980,211 170,498,593 Purchase of Property, Plant and Equipment 5.6 (3,103,330) (1,820,749) (1,317,058) Proceeds from Sales of Property, Plant and Equipment 20,469 28,444 84 Purchase of Intangible Assets 5.8 (562,314) (644,575) (11,831,789) Purchase of Shares at Fair Value through Other Comprehensive Income 5.9 (15,004,996) (9,458) 0 Interest Received 90,156 136,124 257,752 Net Cash Provided by/(Used in) Investing Activities 78,552,499 (177,262,402) 32,932,502 FINANCING ACTIVITIES: Proceeds of Share Issuance 0 193,613,868 0 Cost of Share Issuance 0 (15,038,362) (15,525) Proceeds in Connection with Convertible Bonds Granted to Related Parties 7.2 3,714,361 1,020,849 8,189,345 Principal Elements of Lease Payments 5.7 (2,349,801) 0 0 Interest Paid 5.7 (1,011,321) (134,269) 0 Net Cash Provided by/(Used in) Financing Activities 353,239 179,462,086 8,173,820 Eï¬ect of Exchange Rate Diï¬erences on Cash 87,115 (59,463) 0 Increase/(Decrease) in Cash and Cash Equivalents (1,145,786) (31,129,293) 2,660,467 Cash and Cash Equivalents at the Beginning of the Period 45,459,836 76,589,129 73,928,661 Cash and Cash Equivalents at the End of the Period 44,314,050 45,459,836 76,589,129 The Notes are an integral part of these consolidated financial statements.

Financial Statements Notes 128 Notes 1 General Information BUSINESS ACTIVITIES AND THE COMPANY MorphoSys AG (“the Company” or “MorphoSys”) develops and applies technologies for generating therapeutic antibodies. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s “Neuer Markt”: the segment of the Deutsche Börse at that time designated for high-growth companies. On Janu-ary 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023. 2 Summary of Significant Accounting Policies 2.1 BASIS OF AND CHANGES IN ACCOUNTING STANDARDS 2.1.1 BASIS OF APPLICATION These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force as of December 31, 2019 and adopted by the European Union (EU). As of December 31, 2019, there were no standards or interpretations that aï¬ected our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 that were in eï¬ect but not yet endorsed into European law. As a result, our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Hand elsgesetz buch HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU. The consolidated financial statements as of December 31, 2019 and 2018, as well as each of the years in the three-year period ended December 31, 2019, pertain to MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). In preparing the consolidated financial statements in accordance with IFRS, the Management Board is required to make certain estimates and assumptions, which have an eï¬ect on the amounts recognized in the consolidated financial statements and the accompanying Notes. The actual results may diï¬er from these estimates. The estimates and underlying assumptions are subject to continuous review. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods. The annual financial statements of the foreign Group companies are prepared in their respective functional currencies and converted into euros prior to their consolidation. The consolidated financial statements were prepared in euros. The annual financial statements are based on historical cost, with the exception of the following assets and liabilities, which are recorded at their respective fair values: derivative financial instruments and financ-ial assets at fair value. All figures in this report have been rounded to the nearest euro, thousand euros or million euros. Unless stated otherwise, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Notes

Financial Statements

129

### 2.1.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting principles applied generally correspond to the policies used in the prior year.

#### NEW OR REVISED STANDARDS AND INTERPRETATIONS ADOPTED FOR THE FIRST TIME IN THE FINANCIAL YEAR

| Standard/Interpretation | | Mandatory Application for financial years starting on | Adopted by the European Union | Impact on MorphoSys |
|---|---|---|---|---|
| IFRS 9 (A) | Prepayment Features with Negative Compensation | 01/01/2019 | yes | none |
| IFRS 16 | Leases | 01/01/2019 | yes | yes |
| IAS 19 (A) | Plan Amendment, Curtailment or Settlement | 01/01/2019 | yes | none |
| IAS 28 (A) | Long-term Interests in Associates and Joint Ventures | 01/01/2019 | yes | none |
| IFRIC 23 | Uncertainty over Income Tax Treatments | 01/01/2019 | yes | yes |
| | Annual Improvements to IFRS Standards 2015 - 2017 Cycle | 01/01/2019 | yes | none |
| | | | | |
| (A) Amendments | | | | |

#### IFRS 16 – LEASES

The Group has adopted the new standard on leases, IFRS 16, since January 1, 2019. In the 2018 financial year, leases were accounted for in accordance with IAS 17 and the associated interpretations (IFRIC 4, SIC 15, and SIC 27). Leases recognized as operating leases under IAS 17 until December 31, 2018 were recognized as lease liabilities in the Group upon the first-time adoption of IFRS 16. In accordance with IAS 17, payments made under operating leases less incentives were recognized in the statement of profit or loss on a straight-line basis over the term of the lease.

IFRS 16 was applied for the first time as of January 1, 2019, using the modified retrospective method. The Group has not retrospectively adjusted comparative amounts for the 2018 financial year and, in accordance with IFRS 16.C8 (b) (ii), recognized the right-of-use assets in the amount of the lease liabilities on January 1, 2019. Exemptions in accordance with IFRS 16.C9 (a) for low-value leases and IFRS 16.C10 for leases previously classified as operating leases in accordance with IAS 17 have been applied. Leases entered into prior to the transition date were not reassessed to determine whether an agreement contains or is a lease at the time of initial adoption but instead retains the assessment previously made under IAS 17.

The Group assesses whether an agreement constitutes or contains a lease at the time of the agreement's inception. The following categories of leases have been identified where the transition to IFRS 16 as of January 1, 2019 resulted in the recognition of leases previously recognized as operating leases as leases under the new standard: buildings, vehicles and technical equipment. For agreements concluded after January 1, 2019, the assessment of whether an agreement contains or is a lease is made in accordance with IFRS 16. This is the case if the agreement entitles the holder to control the use of an identified asset for a specified period of time in return for the payment of a fee.

The lease liability was measured at its present value as of January 1, 2019. To determine the present value, the remaining lease payments were discounted to January 1, 2019 using the lessee's incremental borrowing rate. The weighted-average interest rate was 2.17 % and was based primarily on hypothetical bank loans granted for an asset with a value and term comparable to the right-of-use assets.

Financial Statements
130
Notes

Based on the operating lease obligations as of December 31, 2018, the following reconciliation to the opening balance sheet value of the lease obligations resulted as of January 1, 2019.

| in 000' € | Lease Liabilities |
|---|---|
| Operating Lease Commitments disclosed as of December 31, 2018 | 22,530 |
| Commitments for Not Identifiable Assets | (90) |
| Leases of Low Value Assets, Expensed on a Straight-Line Basis | (56) |
| Other | 28 |
| Lease Liabilities, undiscounted, as of January 1, 2019 | 22,412 |
| Adjustments as a Result of Different Assessment of Extension Options | 26,855 |
| Gross Lease Liabilities as of January 1, 2019 | 49,267 |
| Discounting | (8,484) |
| Lease Liabilities as of January 1, 2019 | 40,783 |
| thereof short-term | 2,026 |
| thereof long-term | 38,757 |

For one building, extension options (twice five years after a minimum lease period of ten years) were included in the determination of the lease liability as of January 1, 2019, as it is sufficiently certain that these options will be exercised. This assessment is based on the fact that extensive conversion work has been carried out on this building to meet the Group's requirements. Consequently, there is only a limited number of alternatives to the existing building.

As a result of the first-time adoption of IFRS 16 as of January 1, 2019, right-of-use assets and lease liabilities of € 40.8 million were recognized in the balance sheet. In addition, current prepaid expenses of € 0.4 million and non-current prepaid expenses of € 2.1 million resulting from rent paid in advance were reclassified to the capitalized right-of-use assets as of January 1, 2019. Other current liabilities of € 0.1 million and other non-current liabilities of € 0.7 million from deferred rent-free periods were offset against the right-of-use assets as of January 1, 2019. These reclassifications as of January 1, 2019 resulted in right-of-use assets (€ 42.5 million) and lease liabilities (€ 40.8 million) in differing amounts and, consequently, deferred tax liabilities of € 0.2 million.

IFRS 16 has a significant effect on the components of the consolidated financial statements and the presentation of the net assets, financial position and results of operations. With the increase in total assets, the equity ratio has declined. The first-time adoption of IFRS 16 had no effect on the amount of equity as of January 1, 2019 and no material impact on the Group EBIT.

### IFRIC 23 – UNCERTAINTY OVER INCOME TAX TREATMENT

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following:

- Whether an entity considers uncertain tax treatments separately
- The assumptions an entity makes about the examination of tax treatments by taxation authorities
- How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
- How an entity considers changes in facts and circumstances

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multination environment, it assessed whether the interpretation had an impact on the consolidated financial statements.

Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions, particularly those relating to transfer pricing.

### NEW OR REVISED STANDARDS AND INTERPRETATIONS NOT YET MANDATORILY APPLICABLE

The following new or revised standards and interpretations that were not yet mandatory in the reporting period or have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with "yes" are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. The effects on the consolidated financial statements of the extensions to IAS 1 and IAS 8 are not considered material and, therefore, not explained separately. Standards with the comment "none" are not expected to have a material impact on the consolidated financial statements.

Notes
Financial Statements
131

| Standard/Interpretation | | Mandatory Application for financial years starting on | Adopted by the European Union | Possible Impact on MorphoSys |
|---|---|---|---|---|
| IFRS 3 (A) | Business Combinations | 01/01/2020 | no | none |
| IFRS 9, IAS 39 and IFRS 7 | Interest Rate Benchmark Reform | 01/01/2020 | yes | none |
| IFRS 17 | Insurance Contracts | 01/01/2021 | no | none |
| IAS 1 and IAS 8 (A) | Definition of Material | 01/01/2020 | yes | yes |
| | Amendments to References to the Conceptual Framework in IFRS Standards | 01/01/2020 | yes | none |
| (A) Amendments | | | | |

## 2.2 CONSOLIDATION PRINCIPLES

Intercompany balances and transactions and any unrealized gains arising from intercompany transactions are eliminated when preparing consolidated financial statements pursuant to IFRS 10.B86. Unrealized losses are eliminated in the same manner as unrealized gains. Accounting policies have been applied consistently for all subsidiaries.

For all contracts and business transactions between Group entities, the arm's length principle was applied.

### 2.2.1 CONSOLIDATED COMPANIES AND SCOPE OF CONSOLIDATION

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has two wholly owned subsidiaries (collectively referred to as the "MorphoSys Group" or the "Group"): MorphoSys US Inc. (Boston, Massachusetts, USA) and Lanthio Pharma B.V. (Groningen, The Netherlands). Additionally, MorphoSys AG's investment in Lanthio Pharma B.V. indirectly gives it 100% ownership in LanthioPep B.V. (Groningen, The Netherlands).

The consolidated financial statements for the year ended December 31, 2019 were prepared and approved by the Management Board on March 11, 2020 by means of a resolution. The Management Board members are Dr. Jean-Paul Kress (Chief Executive Officer), Jens Holstein (Chief Financial Officer) and Dr. Malte Peters (Chief Development Officer).

Dr. Markus Enzelberger resigned from the management board as of February 29, 2020.

On March 11, 2020, the Management Board authorized the consolidated financial statements for issue and passed it through to the Supervisory Board for review and authorization.

### 2.2.2 CONSOLIDATION METHODS

The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

| Company | Purchase of Shares/ Establishment | Included in Basis of Consolidation since |
|---|---|---|
| Lanthio Pharma B.V. | May 2015 | 05/07/2015 |
| LanthioPep B.V. | May 2015 | 05/07/2015 |
| MorphoSys US Inc. | July 2018 | 07/02/2018 |

These subsidiaries are fully consolidated because they are either directly or indirectly wholly owned. MorphoSys controls these subsidiaries because it possesses full power over the investees. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investees. MorphoSys also has unlimited capacity to exert power over the investees to influence their returns.

The Group does not have any entities consolidated as joint ventures using the equity method as defined by IFRS 11 "Joint Arrangements," nor does it exercise a controlling influence as defined by IAS 28 "Investments in Associates and Joint Ventures."

Assets and liabilities of fully consolidated domestic and international entities are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Receivables, liabilities, expenses and income among consolidated entities are eliminated in the consolidated financial statements.

### 2.2.3 PRINCIPLES OF FOREIGN CURRENCY TRANSLATION

IAS 21 "The Effects of Changes in Foreign Exchange Rates" governs the accounting for transactions and balances denominated in foreign currencies. Transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of the transaction. Any resulting translation differences are recognized in the consolidated statement of profit or loss. On the reporting date, assets and liabilities are translated at the closing rate for the financial year. Any foreign exchange rate differences derived from these translations are recognized in the consolidated statement of profit or loss. Other foreign currency differences at the Group level are recognized in the item "Other Comprehensive Income Reserve" (stockholder's equity).

Financial Statements
132

Notes

## 2.3 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

### 2.3.1 CREDIT RISK AND LIQUIDITY RISK

Financial instruments in which the Group may have a concentration of credit and liquidity risk are mainly cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss, other financial assets at amortized cost, derivative financial instruments and receivables. The Group's cash and cash equivalents are mainly denominated in euros. Financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are high quality assets. Cash and cash equivalents, financial assets at fair value, with changes recognized in profit or loss and other financial assets at amortized cost are generally held at numerous reputable financial institutions in Germany. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The changes in impairment losses for credit risks required to be recognized under IFRS 9 (see Note 2.4*) in the statement of profit or loss for the financial years 2019 and 2018 under the item impairment losses on financial assets were as follows. Negative values represent additions and positive values represent reversals of risk provisions. There were no impairments in the 2019 financial year. The decline in this risk provision compared with January 1, 2019 resulted from lower premiums for credit default swaps of counterparties, which are used for the determination of any impairment losses.

*CROSS-REFERENCE *to page 140*

| | General Impairment Model | | | Simplified Impairment Model | | Total |
|---|---|---|---|---|---|---|
| in 000' € | Stage 1 | Stage 2 | Stage 3 | Stage 2 | Stage 3 | |
| Balance as of January 1, 2018 | (136) | 0 | 0 | (112) | 0 | (248) |
| Unused Amounts Reversed | 0 | 0 | 0 | 112 | 0 | 112 |
| Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year | (570) | (465) | 0 | (90) | 0 | (1,125) |
| Change between Impairment Stages | 41 | (41) | 0 | 0 | 0 | 0 |
| Amounts written off during the Year as uncollectible | 0 | 0 | 0 | 0 | 0 | 0 |
| Balance as of December 31, 2018 | (665) | (506) | 0 | (90) | 0 | (1,261) |
| Balance as of January 1, 2019 | (665) | (506) | 0 | (90) | 0 | (1,261) |
| Unused Amounts Reversed | 445 | 427 | 0 | 90 | 0 | 962 |
| Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year | 0 | 0 | 0 | (80) | 0 | (80) |
| Change between Impairment Stages | (79) | 79 | 0 | 0 | 0 | 0 |
| Amounts written off during the Year as uncollectible | 0 | 0 | 0 | 0 | 0 | 0 |
| Balance as of December 31, 2019 | (299) | 0 | 0 | (80) | 0 | (379) |

Notes

Financial Statements

133

The Group recognizes impairment losses for default risks for financial assets as follows:

| Balance Sheet Item as of December 31, 2019 | Internal Credit Rating | Basis for Recognition of Expected Credit Loss Provision | Gross Carrying Amount (in 000' €) | Impairment (in 000' €) | Carrying Amount (in 000' €) | Average Impairment Rate |
|---|---|---|---|---|---|---|
| Cash and Cash Equivalents | low | Expected Twelve-Month Loss | 44,314 | 0 | 44,314 | 0.0% |
| Other Financial Assets at Amortized Cost | low | Expected Twelve-Month Loss | 293,958 | (299) | 293,659 | 0.1% |
| Accounts Receivable | low | Lifetime Expected Credit Losses | 15,162 | (80) | 15,082 | 0.5% |

| Balance Sheet Item as of December 31, 2018 | Internal Credit Rating | Basis for Recognition of Expected Credit Loss Provision | Gross Carrying Amount (in 000' €) | Impairment (in 000' €) | Carrying Amount (in 000' €) | Average Impairment Rate |
|---|---|---|---|---|---|---|
| Cash and Cash Equivalents | low | Expected Twelve-Month Loss | 43,165 | (16) | 43,149 | 0.0% |
| Other Financial Assets at Amortized Cost | low | Expected Twelve-Month Loss | 275,805 | (649) | 275,156 | 0.2% |
| | medium | Lifetime Expected Credit Losses | 93,102 | (506) | 92,596 | 0.5% |
| Accounts Receivable | low | Lifetime Expected Credit Losses | 17,823 | (90) | 17,733 | 0.5% |

The Group is also exposed to credit risk from debt instruments that are measured at fair value in profit or loss. As of December 31, 2019, the maximum credit risk corresponded to the carrying amounts of these investments amounting to € 20.5 million (December 31, 2018: € 44.6 million).

One of the Group's policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group's revenue and accounts receivable are still subject to credit risk from customer concentration. The Group's most significant single customer accounted for € 8.0 million of accounts receivables as of December 31, 2019 (December 31, 2018: € 5.9 million) or 53% of the Group's total accounts receivable at the end of 2019. The Group's top three single customers individually accounted for 45%, 31% and 13% of the total revenue in 2019. On December 31, 2018, one customer had accounted for 33% of the Group's accounts receivable. In 2018, the top three customers individually accounted for 65%, 25% and 5% of the Group's revenue. The top three customers had individually accounted for 55%, 25% and 10% of the Group's revenue in 2017. The carrying amounts of financial assets represent the maximum credit risk.

The table below shows the accounts receivables by region as of the reporting date.

| in € | 12/31/2019 | 12/31/2018 |
|---|---|---|
| Europe and Asia | 6,984,944 | 13,176,523 |
| USA and Canada | 8,176,758 | 4,646,410 |
| Other | 0 | 0 |
| Impairment | (80,000) | (90,000) |
| TOTAL | 15,081,702 | 17,732,933 |

Financial Statements
134
Notes

The following table shows the aging of accounts receivable as of the reporting date. The loss rate for accounts receivable is valued at 0.5% as of December 31, 2019 (December 31, 2018: 0.5%).

| in €; due since | 12/31/2019 0–30 days | 12/31/2019 30–60 days | 12/31/2019 60+ days | 12/31/2019 Total |
|---|---|---|---|---|
| Accounts Receivable | 15,161,702 | 0 | 0 | 15,161,702 |
| Impairment | (80,000) | 0 | 0 | (80,000) |
| Accounts Receivable, Net of Allowance for Impairment | 15,081,702 | 0 | 0 | 15,081,702 |

| in €; due since | 12/31/2018 0–30 days | 12/31/2018 30–60 days | 12/31/2018 60+ days | 12/31/2018 Total |
|---|---|---|---|---|
| Accounts Receivable | 17,822,933 | 0 | 0 | 17,822,933 |
| Impairment | (90,000) | 0 | 0 | (90,000) |
| Accounts Receivable, Net of Allowance for Impairment | 17,732,933 | 0 | 0 | 17,732,933 |

On December 31, 2019 and December 31, 2018, the Group's exposure to credit risk from derivative financial instruments was assessed as low. The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.0 million (December 31, 2018: € 0.7 million).

The following table shows the maturities of accounts payable as of the reporting date.

| in €; due in | 12/31/2019 Between One and Twelve Months | 12/31/2019 More than 12 Months | 12/31/2019 Total |
|---|---|---|---|
| Trade Accounts Payable | 10,655,014 | 0 | 10,655,014 |
| Convertible Bonds due to Related Parties | 12,324 | 0 | 12,324 |

| in €; due in | 12/31/2018 Between One and Twelve Months | 12/31/2018 More than 12 Months | 12/31/2018 Total |
|---|---|---|---|
| Trade Accounts Payable | 7,215,127 | 0 | 7,215,127 |
| Convertible Bonds due to Related Parties | 71,517 | 0 | 71,517 |

Financial assets and financial liabilities were not netted as of December 31, 2019. Currently, there is no legal right to offset amounts recognized, to settle on a net basis, or to realize an asset and settle a liability simultaneously. There were no financial instruments pledged as collateral as of December 31, 2019. There was no netting potential as of December 31, 2019 under the scope of the existing netting agreements.

Notes

Financial Statements

135

### 2.3.2 MARKET RISK

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group's results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

#### CURRENCY RISK

The consolidated financial statements are prepared in euros. Whereas MorphoSys's expenses are incurred largely in euros, a portion of the revenue is dependent on the prevailing exchange rate of the US dollar. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

Under the Group's hedging policy, highly probable cash flows and definite foreign currency receivables collectible within a twelve-month period are tested to determine if they should be hedged. MorphoSys had begun using foreign currency options and forwards to hedge its foreign exchange risk against US dollar receivables in 2003. For derivatives with a positive fair value, unrealized gains are recorded in other receivables and for derivatives with a negative fair value, unrealized losses are recorded in other liabilities.

As of December 31, 2019, there was one unsettled forward rate agreement with a term of one month (December 31, 2018: nine unsettled forward rate agreements; December 31, 2017: twelve unsettled forward rate agreements). The unrealized gross gain from this agreement amounted to € 0.4 million as of December 31, 2019, and was recorded in the finance result (December 31, 2018: € 0.1 million unrealized gross gain; December 31, 2017: € 0.3 million unrealized gross loss).

The table below shows the Group's exposure to foreign currency risk based on the items' carrying amounts.

| as of December 31, 2019; in € | Euro | US$ | Other | Impairment | Total |
|---|---|---|---|---|---|
| Cash and Cash Equivalents | 26,400,595 | 17,913,455 | 0 | 0 | 44,314,050 |
| Financial Assets at Fair Value through Profit or Loss | 4,233,141 | 16,221,808 | 0 | 0 | 20,454,949 |
| Other Financial Assets at Amortized Cost | 251,199,363 | 41,756,008 | 0 | (298,000) | 292,657,371 |
| Accounts Receivable | 14,183,334 | 978,368 | 0 | (80,000) | 15,081,702 |
| Restricted Cash (included in Other Current Assets) | 713,232 | 289,537 | 0 | (1,000) | 1,001,769 |
| Accounts Payable and Accruals | (52,126,110) | (4,910,130) | (5,662) | 0 | (57,041,902) |
| **TOTAL** | **244,603,555** | **72,249,046** | **(5,662)** | **(379,000)** | **316,467,939** |

| as of December 31, 2018; in € | Euro | US$ | Other | Impairment | Total |
|---|---|---|---|---|---|
| Cash and Cash Equivalents | 38,732,565 | 6,743,271 | 0 | (16,000) | 45,459,836 |
| Financial Assets at Fair Value through Profit or Loss | 34,971,116 | 9,610,148 | 0 | 0 | 44,581,264 |
| Other Financial Assets at Amortized Cost | 365,823,783 | 0 | 0 | (1,152,000) | 364,671,783 |
| Accounts Receivable | 17,570,035 | 252,898 | 0 | (90,000) | 17,732,933 |
| Restricted Cash (included in Other Current Assets) | 772,425 | 12,901 | 0 | (3,000) | 782,326 |
| Accounts Payable and Accruals | (43,638,268) | (1,122,347) | 0 | 0 | (44,760,615) |
| **TOTAL** | **414,231,656** | **15,496,871** | **0** | **(1,261,000)** | **428,467,527** |

Financial Statements Notes 136 Diï¬erent foreign exchange rates and their impact on assets and liabilities were simulated in a sensitivity analysis to determine the eï¬ects on profit or loss. A 10 % increase in the euro versus the US dollar as of December 31, 2019, would have increased the consolidated net loss by € 6.7 million. A 10 % decline in the euro versus the US dollar would have reduced the consolidated net loss by € 7.9 million. A 10 % increase in the euro versus the US dollar as of December 31, 2018, would have increased the consolidated net loss by € 1.4 million. A 10 % decline in the euro versus the US dollar would have reduced the consolidated net loss by € 1.7 million. A 10 % increase in the euro versus the US dollar as of December 31, 2017, would have increased the consolidated net loss by € 0.2 million. A 10 % decline in the euro versus the US dollar would have reduced the consolidated net loss by € 0.2 million. INTEREST R ATE RISK The Group’s risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group’s investment focus places the safety of an investment ahead of its return. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the partially fixed interest rates during the term. Diï¬erent interest rates and their eï¬ects on existing investments with variable interest rates were simulated in a detailed sensitivity analysis in order to determine the eï¬ects on profit or loss. An increase of the variable interest rate by 0.5 % would have reduced the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.4 million; December 31, 2017: € 0.6 million). A decrease of the variable interest rate by 0.5 % would have increased the consolidated net loss by € 0.3 million as of December 31, 2019 (December 31, 2018: € 0.1 million; December 31, 2017: € 0.4 million). Changes in the interest rate had no material impact on equity as of December 31, 2019 or December 31, 2018. The Group is not subject to significant interest rate risks from the liabilities currently reported on the balance sheet. 2.3.3 FAIR VALUE HIERARCHY AND MEASUREMENT METHODS The IFRS 13 “Fair Value Measurement” guidelines must always be applied when measurement at fair value is required or permitted or disclosures regarding measurement at fair value are required based on another IAS/IFRS guideline. The fair value is the price that would be achieved for the sale of an asset in an arm’s length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price). Accordingly, the fair value of a liability reflects the default risk (i.e., own credit risk). Measurement at fair value requires that the sale of the asset or the transfer of the liability takes place on the principal market or, if no such principal market is available, on the most advantageous market. The principal market is the market a company has access to that has the highest volume and level of activity. Fair value is measured by using the same assumptions and taking into account the same characteristics of the asset or liability as would an independent market participant. Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mean rates are also permitted. Thus, IFRS 13 not only applies to financial assets but all assets and liabilities. MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments: Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities to which the Company has access. Level 2: Inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly (i.e., as prices) or indirectly (i.e., derived from prices). Level 3: Inputs for asset or liability that are not based on observable market data (that is, unobservable inputs). The carrying amounts of financial assets and liabilities, such as other financial assets at amortized cost, as well as accounts receivable and accounts payable, approximate their fair value because of their short- term maturities.

Notes Financial Statements 137 HIER ARCHY LE VEL 1 The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service or regulatory body that is easily and regularly accessible and prices reflect current and regularly occurring market transactions at arm’s length conditions. For assets held by the Group, the appropriate quoted market price is the buyer’s bid price. These instruments fall under Hierarchy Level 1 (see Note 5.2* and 5.9*). *CROSS-REFERENCE to page 158 and page 164 HIER ARCHY LE VELS 2 AND 3 The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is estimated using the results of a valuation method that makes maximum use of market data and relies as little as possible on entity-specific inputs. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3. Hierarchy Level 2 contains forward exchange contracts to hedge exchange rate fluctuations, term deposits and restricted cash. Future cash flows for these forward exchange contracts are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows at market interest rates. Financial assets belonging to Hierarchy Level 3 are shown in Note 5.9.* No financial liabilities were assigned to Hierarchy Level 3. *CROSS-REFERENCE to page 164 There were no transfers from one fair value hierarchy level to another in 2019 or 2018. The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet.

Financial Statements Notes 138 Not classified into a Financial Assets Hierarchy Measurement at Amortized December 31, 2019; in 000’ € Note Level Category Cost Cash and Cash Equivalents 5.1 * 44,314 Financial Assets at Fair Value through Profit or Loss 5.2 1 0 Other Financial Assets at Amortized Cost 5.2 * 207,735 Accounts Receivable 5.3 * 15,082 Other Receivables thereof Financial Assets * 1,217 thereof Forward Exchange Contracts used for Hedging 5.4 2 0 Current Assets 268,348 Other Financial Assets at Amortized Cost, Net of Current Portion 5.2 2 84,922 Shares at Fair Value through Other Comprehensive Income 5.9 thereof Shares at Level 1 1 0 thereof Shares at Level 3 3 0 Prepaid Expenses and Other Assets, Net of Current Portion 5.10 thereof Non-Financial Assets n/a 147 thereof Restricted Cash 2 989 Non-current Assets 147 85,911 TOTAL 147 354,259 Accounts Payable and Accruals 6.1 * 0 Current Portion of Lease Liabilities 5.7 n/a (2,515) Convertible Bonds—Liability Component 2 0 Current Liabilities 0 Lease Liabilities, Net of Current Portion 5.7 n/a (40,042) Non-current Liabilities 0 TOTAL 0 * Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value. ** Declaration waived in line with IFRS 7.29 (d) as disclosure is not required for lease liabilities. Not classified into a Financial Assets Hierarchy Measurement at Amortized December 31, 2018; in 000’ € Note Level Category Cost Cash and Cash Equivalents 5.1 * 45,460 Financial Assets at Fair Value through Profit or Loss 5.2 1 0 Other Financial Assets at Amortized Cost 5.2 * 268,923 Accounts Receivable 5.3 * 17,733 Other Receivables thereof Financial Assets * 81 thereof Forward Exchange Contracts used for Hedging 5.4 2 0 Current Assets 332,197 Other Financial Assets at Amortized Cost, Net of Current Portion 5.2 2 95,749 Shares at Fair Value through Other Comprehensive Income 5.9 3 0 Prepaid Expenses and Other Assets, Net of Current Portion 5.10 thereof Non-Financial Assets n/a 2,271 thereof Restricted Cash 2 711 Non-current Assets 2,271 96,460 TOTAL 2,271 428,657 Accounts Payable and Accruals 6.1 * 0 Current Liabilities 0 Convertible Bonds—Liability Component 2 0 Non-current Liabilities 0 TOTAL 0 * Declaration waived in line with IFRS 7.29 (a). For these instruments the carrying amount is a reasonable approximation of fair value.

Notes

Financial Statements

139

| Financial Assets at Fair Value (Through Profit or Loss) | Financial Assets at Fair Value (Through Other Comprehensive Income) | Financial Liabilities at Amortized Cost | Financial Liabilities at Fair Value | Total Carrying Amount | Fair value |
|---|---|---|---|---|---|
| 0 | 0 | 0 | 0 | 44,314 | * |
| 20,455 | 0 | 0 | 0 | 20,455 | 20,455 |
| 0 | 0 | 0 | 0 | 207,735 | * |
| 0 | 0 | | 0 | 15,082 | * |
| | | | | 1,613 | |
| | | 0 | | 1,217 | * |
| 396 | 0 | 0 | 0 | 396 | 396 |
| 20,851 | 0 | 0 | 0 | 289,199 | |
| 0 | 0 | 0 | 0 | 84,922 | 84,922 |
| | | | | 14,077 | |
| 0 | 13,690 | 0 | 0 | 13,690 | 13,690 |
| 0 | 387 | 0 | 0 | 387 | 387 |
| | | | | 1,136 | |
| | | 0 | | 147 | n/a |
| 0 | 0 | 0 | 0 | 989 | 989 |
| 0 | 14,077 | 0 | 0 | 100,135 | |
| **20,851** | **14,077** | | **0** | **389,334** | |
| 0 | 0 | (57,042) | 0 | (57,042) | * |
| | | | | (2,515) | ** |
| 0 | 0 | (12) | 0 | (12) | (12) |
| 0 | 0 | (57,054) | 0 | (59,569) | |
| | | | | (40,042) | ** |
| 0 | 0 | 0 | 0 | (40,042) | |
| **0** | **0** | **(57,054)** | **0** | **(99,611)** | |

| Financial Assets at Fair Value (Through Profit or Loss) | Financial Assets at Fair Value (Through Other Comprehensive Income) | Financial Liabilities at Amortized Cost | Financial Liabilities at Fair Value | Total Carrying Amount | Fair value |
|---|---|---|---|---|---|
| 0 | 0 | 0 | 0 | 45,460 | * |
| 44,581 | 0 | 0 | 0 | 44,581 | 44,581 |
| 0 | 0 | 0 | 0 | 268,923 | * |
| 0 | 0 | 0 | 0 | 17,733 | * |
| | | | | 147 | |
| | | | | 81 | * |
| 66 | 0 | 0 | 0 | 66 | 66 |
| 44,647 | 0 | 0 | 0 | 376,844 | |
| 0 | 0 | 0 | 0 | 95,749 | 95,749 |
| 0 | 232 | 0 | 0 | 232 | 232 |
| | | | | 2,982 | |
| | | | | 2,271 | n/a |
| 0 | 0 | 0 | 0 | 711 | 701 |
| 0 | 232 | 0 | 0 | 98,963 | |
| **44,647** | **232** | **0** | **0** | **475,807** | |
| 0 | 0 | (44,761) | 0 | (44,761) | * |
| 0 | 0 | (44,761) | 0 | (44,761) | |
| 0 | 0 | (72) | 0 | (72) | (72) |
| 0 | 0 | (72) | 0 | (72) | |
| **0** | **0** | **(44,833)** | **0** | **(44,833)** | |

Financial Statements Notes 140 2.4 IMPAIRMENT 2.4.1 FINANCIAL INSTRUMENTS The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost (term deposits with fixed and variable interest rates and corporate bonds). The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that as of that date the interest is accrued on the basis of the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3). Objective evidence of a financial instrument’s impairment may arise from material financial difficulties of the issuer or the borrower, a breach of contract such as a default or delay in interest or principal payments, an increased likelihood of insolvency or other remediation process, or from the disappearance of an active market for a financial asset due to financial diï¬ƒculties. Financial instruments are derecognized when it can be reasonably expected that they will not be recovered and there is objective evidence of this. Impairment of financial instruments is recognized under impairment losses on financial assets. 2.4.2 RECEIVABLES In the case of accounts receivable, the Group applies the simplified approach under IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the case of insuï¬ƒcient reason to expect recovery, the expected loss must be calculated as the diï¬erence between the gross carrying amount and the present value of the expected cash flows discounted at the original eï¬ective interest rate (Level 3). An indicator that there is insuï¬ƒcient reason to expect recovery includes a situation, among others, when internal or external information indicates that the Group will not fully receive the contractual amounts outstanding. All accounts receivable were aggregated to measure the expected credit losses, as they all share the same credit risk characteristics. All accounts receivable are currently due from customers in the same industry and are therefore exposed to the same credit risks. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually. Accounts receivable are derecognized when it can be reasonably expected that they will not be recovered. Impairment of accounts receivable is recognized under other expenses. If in subsequent periods amounts are received that were previously impaired, these amounts are recognized in other income. 2.4.3 NON-FINANCIAL ASSETS The carrying amounts of the Group’s non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset’s recoverable amount and inventories’ net realizable value is estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lives or are not yet available for use, the recoverable amount is estimated at the same time each year, or on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its value-in- use or its fair value less costs of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purposes of impairment testing, assets that cannot be tested individually are grouped into the smallest group of assets that generates cash flows from ongoing use that are largely independent of the cash flows of other assets or CGUs. A ceiling test for the operating segment must be carried out for goodwill impairment testing. CGUs that have been allocated goodwill are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination may be allocated to groups of CGUs that are expected to benefit from the combination’s synergies. The Group’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and are tested for impairment as part of the impairment testing of the CGU that was allocated the corporate asset. Impairment losses are recognized in profit or loss. Goodwill impairment cannot be reversed. For all other assets, the impairment recognized in prior periods is assessed on each reporting date for any indications that the losses decreased or no longer exist. Impairment is reversed when there has been a change in the estimates used to determine the recoverable amount. Impairment losses can only be reversed to the extent that the asset’s carrying amount does not exceed the carrying amount net of depreciation or amortization that would have been determined if an impairment had not been recognized.

Notes

Financial Statements

141

## 2.5 ADDITIONAL INFORMATION

### 2.5.1 KEY ESTIMATES AND ASSUMPTIONS

Estimates and assumptions are continually evaluated and based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results. The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below.

#### REVENUES

Revenues from milestones, royalties and contracts with multiple performance obligations are subject to assumptions regarding probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.7.1*.

*CROSS-REFERENCE to page 141

#### FINANCIAL ASSETS

Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period.

#### LEASES

In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended.

#### IN-PROCESS R&D PROGRAMS AND GOODWILL

The Group performs an annual review to determine whether in-process R&D programs or goodwill is subject to impairment in accordance with the accounting policies discussed in Note 2.4.3*. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 5.8.3* and 5.8.5*).

*CROSS-REFERENCE to page 140, page 163 and page 164

#### INCOME TAXES

The Group is subject to income taxes in a number of tax jurisdictions. Due to the increasing complexity of tax laws and the corresponding uncertainty regarding the legal interpretation by the fiscal authorities, tax calculations are generally subject to an elevated amount of uncertainty. To the extent necessary, possible tax risks are taken into account in the form of provisions.

Deferred tax assets on tax loss carryforwards are recognized based on the expected business performance of the relevant Group entity. For details on tax loss carryforwards and any recognized deferred tax assets, please refer to Note 4.4*.

*CROSS-REFERENCE to page 154

### 2.5.2 CAPITAL MANAGEMENT

The Management Board's policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development. As of December 31, 2019, the equity ratio was 79.5% (December 31, 2018: 90.6%; see also the following overview). The Group does not currently have any financial liabilities.

The Management Board and employees can participate in the Group's performance through long-term, performance-related remuneration components. These components consist of convertible bonds issued in 2013 and stock option plans (SOP) granted to the Management Board and certain employees of MorphoSys AG in 2017, 2018 and 2019, in accordance with the bonus system approved by the Annual General Meeting. In addition, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and certain employees of MorphoSys AG in 2015, 2016, 2017, 2018 and 2019. In 2019, MorphoSys established long-term incentive programs (Long-Term Incentive Plan – LTI Plan and Restricted Stock Unit Plan – RSU Plan) for the President and certain employees of MorphoSys US Inc. These LTI Plans are based on the performance-related issuance of shares ("performance shares" and shares still to be created from authorized capital under the RSU Plan), which are finally allocated upon achievement of specific predefined performance criteria and after the expiration of the vesting period (see Notes 7.3* and 7.4*). The Group did not make any changes to its capital management during the year.

*CROSS-REFERENCE to page 172 and page 177

| in 000' € | 12/31/2019 | 12/31/2018 |
|---|---|---|
| Stockholders' Equity | 394,702 | 488,373 |
| In % of Total Capital | 79.5% | 90.6% |
| Total Liabilities | 101,738 | 50,391 |
| In % of Total Capital | 20.5% | 9.4% |
| **TOTAL CAPITAL** | **496,439** | **538,764** |

## 2.6 USE OF INTEREST RATES FOR MEASUREMENT

The Group uses interest rates to measure fair value. When calculating share-based payments, MorphoSys uses the interest rate on four-year German government bonds on the date the share-based payment was granted.

## 2.7 ACCOUNTING POLICIES APPLIED TO LINE ITEMS OF THE STATEMENT OF PROFIT OR LOSS

### 2.7.1 REVENUES AND REVENUE RECOGNITION

As of January 1, 2018, the Group has adopted IFRS 15.

The IFRS 15 standard on revenues requires a five-stage approach:

- Identification of the contract
- Identification of performance obligations
- Determination of the transaction price
- Allocation of the transaction price
- Revenue recognition

The Group's revenues typically include license fees, milestone payments, service fees, and royalties.

Financial Statements Notes 142 LICENSE FEES AND MILESTONE PAYMENTS The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use the IP and benefit from it and after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly aï¬ect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term. Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; for example, achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price when the milestone is more likely than not to be realized and it is highly unlikely that there will be a material reversal of accumulated revenue in future periods. Sales-based milestone payments included in contracts for IP licenses are considered by the Group to be sales-based license fees because they are solely determined by the sales of an approved drug. Accordingly, such milestones are recognized as revenue once the sales of such drugs occur or at a later point if the performance obligation has not been fulfilled. SERVICE FEES Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided. If a Group company acts as an agent, revenues are recognized on a net basis. ROYALTIES Revenue recognition for royalties (income based on a percentage of sales of a marketed product), is based on the same revenue recognition principles that apply to sales-based milestones, as described above. AGREEMENTS WITH MULTIPLE PERFORMANCE OBLIGATIONS A Group company may enter into agreements with multiple performance obligations that include both licenses and services. In such cases, an assessment must be made as to whether the license is distinct from the services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative stand-alone selling price of the performance obligations in the agreement. The Group company estimates stand-alone selling prices for goods and services not sold separately on the basis of comparable transactions with other customers. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain. PRINCIPLE- AGENT REL ATIONSHIPS In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is therefore an agent, include, but are not limited to, the following criteria: Another party is primarily responsible for fulfilling the contract. The company does not have inventory risk. The company does not have discretion in establishing the price. No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company’s control needs to be substantive; obtaining legal title of a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment. Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer. Should that be the case, the agreement would not fall within the scope of IFRS 15 because the parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug. RE VENUE RECOGNITION THROUGH DECEMBER 31, 2017 The Group applied the revenue recognition principles under IAS 18 “Revenue” through December 31, 2017. The Group’s revenues in 2017 included license fees, milestone payments and service fees. Under IAS 18.9, revenues were measured at the fair value of the consideration received or receivable. In accordance with IAS 18.20b, revenues were recognized only to the extent that it was suï¬ƒciently probable that the Company would receive the economic benefits associated with the transaction. LICENSE FEES AND MILESTONE PAYMENTS Revenues related to non-refundable fees for providing access to technologies, fees for the use of technologies and license fees were recognized immediately and in full when all of the IAS 18.14 criteria were met and, specifically, when the material risks and rewards of license ownership were transferred to the customer and a Group company did not retain any continuing managerial involvement or eï¬ective control. If these criteria were not met, revenues were deferred on a straight-line basis over the period of the agreement, unless a more appropriate method

Notes Financial Statements 143 of revenue recognition was available. The term of the agreement usually corresponded to the contractually agreed term of the research project or, in the case of contracts without an agreed term, the expected term of the collaboration. Revenues from milestone payments were recognized upon the achievement of certain contractual criteria. SERVICE FEES Service fees from research and development collaborations were recognized in the period the services were rendered. Discounts that were likely to be granted and whose amount could be reliably determined were recognized as a reduction in revenue at the time of revenue recognition. The timing of the transfer of risks and rewards varied depending on the terms of the sales contract. In accordance with IAS 18.21 and 18.25, revenues from multiple-component contracts were recognized by allocating the total consideration to the separately identifiable components based on their respective fair values and by applying IAS 18.20. The applicable revenue recognition criteria were assessed separately for each component. 2.7.2 OPERATING EXPENSES COST OF SALES Cost of sales is recognized as an expense in the period in which the associated revenue accrues. This line item contains personnel expenses, impairment on inventories, other operating expenses and costs for external services. RESE ARCH AND DE VELOPMENT E XPENSES Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred in accordance with IAS 38.5 and IAS 38.11 to 38.23. Development costs are recognized as an intangible asset when the criteria of IAS 38.21 (probability of expected future economic benefits, reliability of cost measurement) are met and when the Group can provide proof in accordance with IAS 38.57. This line item contains personnel expenses, consumable supplies, other operating expenses, impairment charges, amortization and other costs related to intangible assets (additional information can be found under Note 5.8*), costs for external services, infrastructure costs and depreciation. *CROSS-REFERENCE to page 162 SELLING E XPENSES The item includes personnel expenses, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found under Note 5.8*), costs for external services, infrastructure costs and depreciation. *CROSS-REFERENCE to page 162 GENER AL AND ADMINISTR ATIVE E XPENSES The item includes personnel expenses, consumable supplies, operating costs, amortization of intangible assets (software; additional information can be found under Note 5.8*), costs for external services, infrastructure costs and depreciation. *CROSS-REFERENCE to page 162 PERSONNEL E XPENSES FROM STOCK OPTIONS The Group applies the provisions of IFRS 2 “Share-based Payment,” which oblige the Group to spread compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. IFRS 2 “Share-based Payment” requires the consideration of the effects of share-based payments when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). The most important effect of IFRS 2 on the Group is the personnel expense resulting from the use of an option pricing model for share-based incentives for the Management Board and employees. Additional information on this topic can be found in Notes 7.1*, 7.2*, 7.3*, 7.4* and 7.5*. *CROSS-REFERENCE to page 168 177 OPER ATING LE ASE PAYMENTS Until December 31, 2018, payments made within the scope of operating leases were recognized according to IAS 18 in profit or loss on a straight- line basis over the term of the lease. According to SIC-15, all incentive agreements within the scope of operating leases are recognized as an integral part of the net consideration agreed for the use of the leased asset. The total amount of income from incentives is recognized as a reduction in lease expenses on a straight-line basis over the term of the lease. The Group’s lease agreements were classified exclusively as operating leases until December 31, 2018. The Group did not engage in any finance lease arrangements. 2.7.3 OTHER INCOME In addition to currency gains from operating activities, other income consists primarily of income originating from the Company’s own canteen. GOVERNMENT GR ANTS Non-repayable grants received from government agencies to fund specific research and development projects are recognized in profit or loss in the separate line item “other income” to the extent that the related expenses have already occurred. Under the terms of the grants, government agencies generally have the right to audit the use of the funds granted to the Group. The government grants are generally cost subsidies, and their recog-nition through profit or loss is limited to the corresponding costs. When the repayment of cost subsidies is linked to the success of the development project, these cost subsidies are recognized as other liabilities until success has been achieved. If the condition for repayment is not met, then the grant is recognized under “other income”. No payments were granted in the 2019, 2018 or 2017 financial years that are required to be classified as investment subsidies.

Financial Statements Notes 144 2.7.4 OTHER EXPENSES The line item “other expenses” consists mainly of currency losses from the operating business. 2.7.5 FINANCE INCOME AND FINANCE EXPENSES Gains and losses arising from changes in fair value, as well as interest effects from the application of the effective interest method to financial assets are recognized in profit or loss when incurred. 2.7.6 INCOME TAX EXPENSES/BENEFITS Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax return are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. The amount is based on the best possible assessment of the tax payment expected. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carry-forwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group recognizes a write-down of deferred tax assets when it is unlikely that a corresponding amount of future taxable profit will be available against which the deductible temporary differences, tax loss carry forwards and tax credits can be utilized. The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Given the potential significance surrounding the underlying estimates and assumptions, group-wide policies and procedures have been designed to ensure consistency and reliability around the recoverability assessment process. Forecast operating results are based upon approved business plans, which are themselves subject to a well-defined process of control. As a matter of policy, especially strong evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding period. Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized. 2.7.7 EARNINGS PER SHARE The Group reports basic and diluted earnings per share in accordance with IAS 33.41. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects resulting from stock options and convertible bonds granted to the Management Board and employees. In 2019, 2018 and 2017, diluted earnings per share equaled basic earnings per share. The effect of 57,035 potentially dilutive shares in 2019 (2018: 120,214 dilutive shares; 2017: 87,904 dilutive shares) resulting from stock options and convertible bonds granted to the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group, has been excluded from the diluted earnings per share as it would result in a decline in the loss per share and should, therefore, not be treated as dilutive. The 115,684 stock options still unvested as of December 31, 2019 are not included in the calculation of potentially dilutive shares, as they were anti-dilutive for the 2019 financial year. These shares may potentially have a dilutive effect in the future. 2.8 ACCOUNTING POLICIES APPLIED TO BALANCE SHEET ASSETS 2.8.1 LIQUIDITY CL ASSIFICATION The Group classifies its financial assets (debt instruments) in the measurement categories of those subsequently measured at fair value (either through other comprehensive income or profit or loss) and those measured at amortized cost. The classification depends on the Company’s business model with respect to the management of the financial assets and the contractual cash flows. For assets measured at fair value, gains and losses are recognized either in other comprehensive income or in profit or loss. The Group only reclassifies debt instruments when the business model for managing such assets changes. The Group defines all cash held at banks and on hand, as well as all short-term deposits with a maturity of three months or less as of the purchase date, as cash and cash equivalents. The Group invests the majority of its cash and cash equivalents at several major financial institutions including, Commerzbank, UniCredit, BayernLB, LBBW, BNP Paribas, Deutsche Bank, Sparkasse, Rabobank, Banque Européenne du Crédit Mutuel and Bank of America Merrill Lynch.

Notes Financial Statements 145 Guarantees granted for rent deposits and obligations from convertible bonds issued to employees are recorded as restricted cash under “other assets” because they are not available for use in the Group’s operations. RECOGNITION AND DERECOGNITION A purchase or sale of financial assets in a manner that is customary for the market is recognized as of the trade date, which is the date on which the Group commits to buying or selling the asset. Financial assets are derecognized when the claims to receive cash flows from the financial assets expire or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership. ME ASUREMENT Upon initial recognition, the Group measures a financial asset at fair value and when the financial asset is not subsequently measured at fair value in profit or loss plus transaction costs directly attributable to the acquisition of that asset. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss. The subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the asset’s cash flow characteristics. The Group classifies its debt instruments in one of the following measurement categories described below. Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost. Interest income from these financial assets is recognized in finance income using the effective interest method. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss. Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income. Changes in the carrying amounts are recognized in other comprehensive income, with the exception of impairment losses, income from impairment reversals, interest income and foreign currency gains and losses, which are recognized in profit or loss. Upon the derecognition of the financial asset, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and is recorded in the finance result. Interest income from these financial assets is reported in finance income using the effective interest method. Foreign exchange gains and losses are shown under other income/expenses, and impairment losses are included in a separate line item in profit or loss. Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss.” Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized on a net basis in the finance result in the period in which they occur. DERIVATIVES The Group uses derivatives to hedge its foreign exchange risk and cash flows. The use of derivatives is subject to a Group policy approved by the Management Board, which sets out a written guideline on the use of derivatives. According to the Group’s hedging policy, only highly probable future cash flows and clearly identifiable receivables that can be collected within a twelve-month period are hedged. Derivatives are initially recognized at fair value at the time of the conclusion of a derivative transaction and subsequently measured at fair value at the end of each reporting period. Changes in the fair value of a derivative instrument that is not accounted for as a hedging relationship are recognized directly in profit or loss in the finance result. MorphoSys has not applied hedge accounting in the financial years 2019 and 2018. 2.8.2 ACCOUNTS RECEIVABLE, INCOME TAX RECEIVABLES AND OTHER RECEIVABLES Accounts receivable are measured at amortized cost less any impairment using the simplified impairment model (see Notes 2.3.1*, 2.4.2* and 5.3*). *CROSS-REFERENCE to page 132, page 140 and page 159 Income tax receivables mainly include receivables due from tax authorities in the context of capital gain taxes withheld. Other non-derivative financial instruments are measured at amortized cost using the effective interest method. 2.8.3 INVENTORIES Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first-in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take into account purchase price reductions, such as bonuses and discounts. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies. In addition, inventory comprises manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. Commercialization is regarded as a sale in the ordinary course of business in accordance with IAS 2, hence the material is accounted for as inventory. According to the Group’s accounting policies, these quantities qualify as inventory. Before tafasitamab has received market approval, this inventory is valued at a net realizable value of zero. The resulting impairment is accounted for in cost of sales.

Financial Statements
146

Notes

### 2.8.4 PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Other current assets primarily consist of receivables from tax authorities from input tax surpluses, combination compounds and receivables from upfront payments. This item is recognized at nominal value.

### 2.8.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost less accumulated depreciation (see Note 5.6*) and any impairment losses (see Note 2.4.*). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment is depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over either the asset's estimated useful life or the remaining term of the lease – whichever is shorter.

*CROSS-REFERENCE *to page 160 and page 140*

| Asset Class | Useful Life | Depreciation Rates |
|---|---|---|
| Computer Hardware | 3 years | 33% |
| Low-value Laboratory and Office Equipment | Immediately | 100% |
| Permanent Improvements to Property/Buildings | 10 years | 10% |
| Office Equipment | 8 years | 13% |
| Laboratory Equipment | 4 years | 25% |

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary.

Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs because the Group's operating business is funded with equity.

### 2.8.6 LEASES

As of January 1, 2019, the Group applies IFRS 16, the new standard on leases, using the modified retrospective method (see Note 2.1.2*).

*CROSS-REFERENCE *to page 129*

For lessees, IFRS 16 introduces an uniform approach to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group's use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet.

Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received, initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at cost. The right-of-use assets are amortized on a straight-line basis over either the useful life or the term of the lease agreement – whichever is shorter.

The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee's incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment.

In subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest expense on the lease liability and reduced to reflect the lease payments made. Each lease installment is separated into a repayment portion and a financing expense portion. Finance expenses are recognized in profit or loss over the term of the lease.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

As of January 1, 2019, the rental expenses recognized in the statement of profit or loss up to and including the 2018 financial year were replaced by depreciation and amortization of assets and interest expenses from the compounding of lease liabilities. This means that the related costs are recorded in various items of the statement of profit or loss and differ in their total amount compared to the application of IAS 17. As a result of the interest expenses recorded under financial expenses in the statement of profit or loss, there is a material effect on Group EBIT in the financial year compared with the application of IAS 17. In accordance with IAS 17, interest expenses were part of rental expenses and were recorded under operating expenses in the statement of profit or loss.

The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities.

For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application under IFRS 16. Accordingly, no right-of-use assets or lease liabilities are recognized, instead the lease payments are recognized as an expense over the term of the lease.

Notes Financial Statements
147

To examine the necessity of an impairment of a right-of-use asset, the Group applies IAS 36 and recognizes impairment losses in accordance with the principles described in section 2.4.3*.
*CROSS-REFERENCE to page 140

### 2.8.7 INTANGIBLE ASSETS

Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the recognition criteria set out in IAS 38 are met.

Development costs are capitalized as intangible assets when the capitalization criteria described in IAS 38 have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in research and development expenses.

Expenses to be classified as research expenses are allocated to research and development expenses as defined by IAS 38.

Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred.

#### PATENTS

Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.4.3*). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Technology identified in the purchase price allocation for the acquisition of Sloning BioTechnology GmbH is recorded at the fair value at the time of acquisition, less accumulated amortization (useful life of ten years).
*CROSS-REFERENCE to page 140

#### LICENSE RIGHTS

The Group has acquired license rights from third parties by making upfront license payments, paying annual fees to maintain the license and paying fees for sublicenses. The Group amortizes upfront license payments on a straight-line basis over the estimated useful life of the acquired license (eight to ten years). The amortization period and method are reviewed at the end of each financial year in accordance with IAS 38.104. Annual fees to maintain a license are amortized over the term of each annual agreement. Sublicense fees are amortized on a straight-line basis over the term of the contract or the estimated useful life of the collaboration for contracts without a set duration.

#### IN-PROCESS R&D PROGRAMS

This line item contains capitalized payments from the in-licensing of compounds for the Proprietary Development segment, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, this line item also includes compounds and antibody programs resulting from acquisitions. The assets are recorded at acquisition cost and are not yet available for use and therefore not subject to scheduled amortization. Given that the Group applies the cost accumulation approach, milestones in the near future are not accounted for. The assets are tested for impairment annually or in case of triggering events, as required by IAS 36.

#### SOFTWARE

Software is recorded at acquisition cost less accumulated amortization (see below), and any impairment (see Note 2.4.3*). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational.
*CROSS-REFERENCE to page 140

#### GOODWILL

Goodwill is recognized for expected synergies from business combinations and the skills of the acquired workforce. Goodwill is tested annually for impairment as required by IAS 36 (see Note 5.8.5*).
*CROSS-REFERENCE to page 164

| Intangible Asset Class | Useful Life | Amortization Rates |
|---|---|---|
| Patents | 10 years | 10% |
| License Rights | 8 - 10 years | 13% - 10% |
| In-process R&D Programs | Not yet amortized, Impairment Only | - |
| Software | 3 - 5 years | 33% - 20% |
| Goodwill | Impairment Only | - |

### 2.8.8 SHARES AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

The investments in adivo GmbH and Vivoryon Therapeutics AG are accounted for as equity financial instruments at fair value. Changes in fair value are recognized in other comprehensive income. This was irrevocably determined when the investments were first recognized. These investments are strategic financial investments, and the Group considers this classification to be more meaningful. If one of the investments is derecognized, no subsequent reclassification of gains or losses to profit or loss will occur. Dividends from these investments are recognized in profit or loss when there is a justified right to receive payment.

Financial Statements Notes 148 2.8.9 PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION The non-current portion of expenses incurred prior to the reporting date but recognized in subsequent financial years is recorded in prepaid expenses. This line item contains maintenance contracts and sublicenses. This line item also includes other non-current assets recognized at fair value. Other non-current assets consist mainly of restricted cash, such as rent deposits. 2.9 ACCOUNTING POLICIES APPLIED TO EQUITY AND LIABILITY ITEMS OF THE BALANCE SHEET 2.9.1 ACCOUNTS PAYABLE, OTHER LIABILITIES AND OTHER PROVISIONS Accounts payable and other liabilities are initially recognized at fair value and subsequently at amortized cost using the effective interest method. Liabilities with a term of more than one year are discounted to their net present value. Liabilities that are uncertain in their timing or amount are recorded as provisions. IAS 37 requires the recognition of provisions for obligations to third parties arising from past events. Furthermore, provisions are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Provisions are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to provisions is recorded in the finance result. The measurement of provisions is based on past experience and considers the circumstances in existence on the reporting date. The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Group recognizes provisions for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the deferred expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s estimates. The Group’s historical accrual estimates have not been materially different from the actual costs. 2.9.2 TAX PROVISIONS Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Provisions for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. 2.9.3 CURRENT PORTION OF CONTRACT LIABILITIES Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time in accordance with IFRS 15.35 are deferred and measured at the nominal amount of cash received. The corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date. 2.9.4 CONTRACT LIABILITIES, NET OF CURRENT PORTION This line item includes the non-current portion of deferred customers upfront payments and revenue that must be recognized over a period of time in accordance with IFRS 15.35. Contractual liabilities are measured at the nominal amount of cash received. 2.9.5 CONVERTIBLE BOND OBLIGATIONS TO RELATED PARTIES The Group has issued convertible bonds to the Group’s Management Board and employees. In accordance with IAS 32.28, the equity component of a convertible bond must be recorded separately under additional paid-in capital. The equity component is determined by deducting the separately determined amount of the liability component from the fair value of the convertible bond. The effect of the equity component on profit or loss is recognized in personnel expenses from stock options, whereas the effect on profit or loss from the liability component is recognized as interest expense. The Group applies the provisions of IFRS 2 “Share-based Payment” to all convertible bonds granted to the Management Board and the Group’s employees. 2.9.6 DEFERRED TAXES The recognition and measurement of deferred taxes are based on the provisions of IAS 12. Deferred tax assets and liabilities are calculated using the liability method, which is commonly used internationally. Under this method, taxes expected to be paid or recovered in subsequent financial years are based on the applicable tax rate at the time of recognition. Deferred tax assets and liabilities are recorded separately in the balance sheet and take into account the future tax effect resulting from temporary differences between carrying amounts in the balance sheet for assets and liabilities and tax loss carryforwards. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. In accordance with IAS 12, deferred tax assets and liabilities may not be discounted. 2.9.7 OTHER LIABILITIES The line item “other liabilities” consisted until December 31, 2018 of a deferred amount related to rent-free periods as agreed. The corresponding reversal of these liabilities over the minimum rent period is calculated based on the effective interest method. Other liabilities are discounted at an interest rate equivalent to the rent period due to their long-term maturities. Further information on the treatment of this position as of January 1, 2019 can be found in Notes 2.1.2*. *CROSS-REFERENCE to page 129

Notes Financial Statements 149 2.9.8 STOCKHOLDERS’ EQUITY COMMON STOCK Ordinary shares are classified as stockholders’ equity. Incremental costs directly attributable to the issue of ordinary shares and stock options are recognized as a deduction from stockholders’ equity. TRE ASURY STOCK Repurchases of the Company’s own shares at prices quoted on an exchange or at market value are recorded in this line item as a deduction from common stock. When common stock recorded as stockholders’ equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from stockholders’ equity net of taxes and classified as treasury shares. When treasury shares are subsequently sold or reissued, the proceeds are recognized as an increase in stockholders’ equity, and any difference between the proceeds from the transaction and the initial acquisition costs is recognized in additional paid-in capital. The allocation of treasury shares to beneficiaries under Long-Term Incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock”, which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Notes 7.3.1* and 7.3.2*. *CROSS-REFERENCE to page 172 ADDITIONAL PAID—IN CAPITAL Additional paid-in capital mainly consists of personnel expenses resulting from the grant of stock options, convertible bonds and performance shares and the proceeds from newly created shares in excess of their nominal value. OTHER COMPREHENSIVE INCOME RESERVE The line item “other comprehensive income reserve” includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss. ACCUMUL ATED INCOME/DEFICIT The “accumulated income/deficit” line item consists of the Group’s accumulated consolidated net profits/losses. A separate measurement of this item is not made. 3 Segment Reporting MorphoSys Group applies IFRS 8 “Operating Segments”. An operating segment is defined as a unit of an entity that engages in business activities from which it can earn revenues and incur expenses and whose operating results are regularly reviewed by the entity’s chief operating decision-maker, the Management Board, and for which discrete financial information is available. Segment information is provided for the Group’s operating segments based on the Group’s management and internal reporting structures. The segment results and segment assets include items that can be either directly attributed to the individual segment or allocated to the segments on a reasonable basis. The Management Board evaluates a segment’s economic success using selected key figures so that all relevant income and expenses are included. EBIT, which the Company defines as earnings before finance income, finance expenses, income from impairment reversals/expenses from impairment losses on financial assets and income taxes, is the key benchmark for measuring and evaluating the operating results. Refer to the table in Note 3.3* for a reconciliation of EBIT to net income as well as to the table in Note 4.3* for a breakdown of finance income and expenses. Other key internal reporting figures include revenues, operating expenses, segment results and the liquidity position. The Group consists of the operating segments described below. *CROSS-REFERENCE to page 150 and page 154 3.1 PROPRIETARY DEVELOPMENT The segment comprises all activities related to the proprietary development of therapeutic antibodies and peptides. Currently, this segment’s activities comprise a total of twelve antibodies and peptides, with tafasitamab representing the Company’s most advanced proprietary clinical program. Also included are the antibody MOR202, which was partially out-licensed to I-Mab Biopharma and MOR106, which had been co- developed with Galapagos and was out-licensed to Novartis in July 2018. Also included is the proprietary program otilimab, which was out- licensed to GlaxoSmithKline (GSK) in 2013. The partially or completely out-licensed programs have been part of the Proprietary Development segment since the beginning of their development and will therefore continue to be reported in this segment. MorphoSys is also pursuing other early-stage proprietary development and co-development programs. These include the clinical program MOR107 (formerly LP2), which originated from the acquisition of Lanthio Pharma B.V. This program was evaluated in a phase 1 study in healthy volunteers and is currently undergoing preclinical studies for oncology indications. One other program is in preclinical development and a further six programs are in drug discovery. The Proprietary Development segment also manages the development of proprietary technologies. 3.2 PARTNERED DISCOVERY MorphoSys possesses a technology for generating therapeutics based on human antibodies. The Group markets this technology commercially through its partnerships with numerous pharmaceutical and biotechnology companies. The Partnered Discovery segment encompasses all operating activities relating to these commercial agreements.

Financial Statements

Notes

150

### 3.3 CROSS-SEGMENT INFORMATION

The information on segment assets is based on the assets' respective locations.

| For the Twelve-month Period Ended December 31 (in 000' €) | Proprietary Development | | | Partnered Discovery | | |
|---|---|---|---|---|---|---|
| | 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| External Revenues | 34,286 | 53,610 | 17,635 | 37,469 | 22,832 | 49,156 |
| Operating Expenses | (143,459) | (107,019) | - 99,106 | (10,671) | (9,516) | (18,906) |
| **SEGMENT RESULT** | **(109,173)** | **(53,409)** | **- 81,471** | **26,798** | **13,316** | **30,250** |
| Other Income | 125 | 159 | 157 | 0 | 0 | 0 |
| Other Expenses | (19) | 0 | 0 | 0 | 0 | 0 |
| **SEGMENT EBIT** | **(109,067)** | **(53, 250)** | **- 81,314** | **26,798** | **13,316** | **30,250** |
| Finance Income | | | | | | |
| Finance Expenses | | | | | | |
| Income from Reversals of Impairment Losses/(Impairment Losses) on Financial Assets | | | | | | |
| **EARNINGS BEFORE TAXES** | | | | | | |
| Income Tax Benefit/(Expenses) | | | | | | |
| **NET LOSS** | | | | | | |
| Current Assets | 12,155 | 15,842 | 8,802 | 11,078 | 7,114 | 18,054 |
| Non-current Assets | 72,928 | 42,041 | 60,658 | 11,851 | 6,288 | 8,490 |
| **TOTAL SEGMENT ASSETS** | **85,083** | **57,883** | **69,460** | **22,929** | **13,402** | **26,544** |
| Current Liabilities | 36,176 | 32,167 | 33,008 | 2,877 | 1,471 | 4,083 |
| Non-current Liabilities | 27,775 | 3,291 | 7,072 | 5,771 | 158 | 1,045 |
| Stockholders' Equity | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SEGMENT LIABILITIES AND EQUITY** | **63,951** | **35,458** | **40,080** | **8,648** | **1,629** | **5,128** |
| Capital Expenditure | 2,830 | 1,319 | 12,344 | 625 | 879 | 602 |
| Depreciation and Amortization | 1,718 | 1,903 | 1,555 | 1,385 | 1,429 | 2,075 |

The segment result is defined as the segment's revenue, less the segment's operating expenses. The unallocated operating expenses of € 25.7 million (2018: € 20.0 million; 2017: € 15.8 million) included primarily expenses for central administrative functions that are not allocated to one of the two segments. Finance income, finance expense and income tax are also not allocated to the segments as they are managed on a Group basis. Unallocated segment assets and liabilities have the same background as unallocated operating expenses. In the 2019 financial year, impairments totaling € 1.6 million were recognized in the Proprietary Development segment on property, plant and equipment es well as intangible assets (2018: impairments of € 19.2 million in the Proprietary Development segment; 2017: impairments of € 9.9 million in the Proprietary Development segment).

The Group's key customers are allocated to both the Proprietary Development and the Partnered Discovery segments. As of December 31, 2019, the single most important customer represented accounts receivable with a carrying amount of € 8.0 million (December 31, 2018: € 5.9 million). The largest customer for the Group accounted for revenues in 2019 of € 32.3 million, the second largest for € 22.0 million and the third largest for € 9.4 million. The largest customer was allocated to the Partnered Discovery segment and the second largest and third largest customers to the Proprietary Development segment. In 2018, € 49.5 million of the Group's total revenues came from the largest customer, € 19.0 million from the second largest customer and € 3.9 million from the third largest customer. The largest and third largest customers were allocated to the Proprietary Development segment and the second largest customer to the Partnered Discovery segment. In 2017, the largest customer accounted for € 36.9 million of the Group's total revenue, the second largest € 16.8 million and the third largest € 6.7 million. The largest and third largest customers were allocated to the Partnered Discovery segment, and the second largest customer to the Proprietary Development segment.

The following overview shows the Group's regional distribution of revenue:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Germany | 145 | 309 | 851 |
| Europe and Asia | 39,322 | 56,784 | 57,229 |
| USA and Canada | 32,288 | 19,350 | 8,711 |
| **TOTAL** | **71,755** | **76,443** | **66,791** |

Notes

Financial Statements

151

| Unallocated | | | Group | | |
|---|---|---|---|---|---|
| 2019 | 2018 | 2017 | 2019 | 2018 | 2017 |
| 0 | 0 | 0 | 71,755 | 76,442 | 66,791 |
| (25,723) | (19,969) | (15,835) | (179,853) | (136,504) | (133,847) |
| **(25,723)** | **(19,969)** | **(15,835)** | **(108,098)** | **(60,062)** | **(67,056)** |
| 680 | 1,486 | 963 | 805 | 1,645 | 1,120 |
| (608) | (689) | (1,671) | (627) | (689) | (1,671) |
| **(25,651)** | **(19,172)** | **(16,543)** | **(107,920)** | **(59,106)** | **(67,607)** |
| | | | 2,799 | 418 | 712 |
| | | | (2,272) | (754) | (1,895) |
| | | | 872 | (1,035) | 0 |
| | | | **(106,521)** | **(60,477)** | **(68,790)** |
| | | | 3,506 | 4,305 | (1,036) |
| | | | **(103,015)** | **(56,172)** | **(69,826)** |
| 280,460 | 365,949 | 313,825 | 303,693 | 388,905 | 340,681 |
| 107,967 | 101,530 | 5,569 | 192,746 | 149,859 | 74,717 |
| **388,427** | **467,479** | **319,394** | **496,439** | **538,764** | **415,398** |
| 22,505 | 12,285 | 10,610 | 61,558 | 45,923 | 47,701 |
| 6,633 | 1,019 | 909 | 40,179 | 4,468 | 9,026 |
| 394,702 | 488,373 | 358,671 | 394,702 | 488,373 | 358,671 |
| **423,840** | **501,677** | **370,190** | **496,439** | **538,764** | **415,398** |
| 207 | 268 | 204 | 3,662 | 2,466 | 13,150 |
| 355 | 418 | 400 | 3,458 | 3,750 | 4,030 |

The following overview shows the timing of the satisfaction of performance obligations.

| | Proprietary Development | | Partnered Discovery | |
|---|---|---|---|---|
| in 000' € | 2019 | 2018 | 2019 | 2018 |
| At a Point in Time thereof performance obligations fulfilled in previous periods:in Proprietar Development € 29.1 million in 2019 and € 0 in 2018 and in Partnered Discovery € 32.9 million in 2019 and € 19.0 million in 2018 | 34,286 | 53,610 | 36,984 | 22,268 |
| Over Time | 0 | 0 | 485 | 564 |
| **TOTAL** | **34,286** | **53,610** | **37,469** | **22,832** |

A total of € 175.8 million (December 31, 2018: € 136.1 million) € 12.5 million (December 31, 2018: € 13.7 million) and € 4.4 million of the Group's non-current assets, excluding deferred tax assets, are located in Germany, the Netherlands and the USA, respectively. There were no non-current assets in the USA as of December 31, 2018. Of the Group's investments, € 2.3 million (December 31, 2018: € 2.4 million) were made in Germany, € 1.3 million (December 31, 2018: € 0) in the USA and less than € 0.1 million (December 31, 2018: € 0.1 million) in the Netherlands. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

Financial Statements
152
Notes

# 4 Notes to Profit or Loss

## 4.1 REVENUES

In 2019, revenues consisted of milestone payments and royalties totaling € 62.3 million (2018: € 19.3 million; 2017: € 7.3 million). Of this amount, € 29.1 million was generated in the Proprietary Development segment and € 33.2 million in the Partnered Discovery segment. In 2018 and 2017 the revenues from milestone payments and royalties were entirely generated by the Partnered Discovery segment.

Revenues from license fees (excluding milestone payments and royalties) amounted to € 0.3 million in 2019 (2018: € 51.2 million; 2017: € 37.5 million) and originated entirely from the Partnered Discovery segment. In 2018, revenues from license fees (excluding milestone payments and royalties) from the Proprietary Development segment amounted to € 50.6 million and € 0.6 million originated from the Partnered Discovery segment (2017: € 16.8 million and € 20.7 million, respectively).

Revenues from service fees totaled € 9.2 million (2018: € 5.9 million; 2017: € 22.0 million) in the reporting year with € 5.2 million of this amount attributable to the Proprietary Development segment (2018: € 3.0 million; 2017: € 0.8 million). Revenues from service fees of € 4.0 million were attributable to the Partnered Discovery segment (2018: € 2.9 million; 2017: € 21.2 million). Substantially all service fee revenues relate to revenue on a gross basis (principal).

Of the total revenues generated in 2019, a total of € 62.0 million were recognized from performance obligations that were fulfilled in previous periods and concern milestone payments and royalties (2018: € 19.0 million; 2017: € 7.8 million).

## 4.2 OPERATING EXPENSES

### 4.2.1 COST OF SALES

Cost of sales consists of the following:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Personnel Expenses | 3,233 | 1,797 | 0 |
| Impairment on Inventories | 8,685 | 0 | 0 |
| Other Operating Expenses | 18 | 0 | 0 |
| External Services | 49 | 0 | 0 |
| Other | 100 | 0 | 0 |
| TOTAL | 12,085 | 1,797 | 0 |

### 4.2.2 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Personnel Expenses | 30,131 | 25,288 | 28,482 |
| Consumable Supplies | 2,874 | 2,310 | 2,588 |
| Other Operating Expenses | 3,142 | 2,761 | 2,757 |
| Impairment, Amortization and Other Costs of Intangible Assets | 5,631 | 22,760 | 13,503 |
| External Services | 60,710 | 47,889 | 61,119 |
| Depreciation and Other Costs for Infrastructure | 5,944 | 5,389 | 4,865 |
| TOTAL | 108,432 | 106,397 | 113,314 |

Notes

Financial Statements

153

#### 4.2.3 SELLING EXPENSES

Selling expenses consist of the following:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Personnel Expenses | 6,967 | 2,536 | 1,771 |
| Consumable Supplies | 14 | 3 | 1 |
| Other Operating Expenses | 1,158 | 538 | 386 |
| Amortization of Intangible Assets | 11 | 25 | 0 |
| External Services | 14,150 | 2,953 | 2,658 |
| Depreciation and Other Costs for Infrastructure | 371 | 328 | 0 |
| TOTAL | 22,671 | 6,383 | 4,816 |

#### 4.2.4 GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Personnel Expenses | 23,382 | 15,016 | 11,797 |
| Consumable Supplies | 389 | 15 | 33 |
| Other Operating Expenses | 1,875 | 1,012 | 714 |
| Amortization of Intangible Assets | 39 | 97 | 112 |
| External Services | 9,241 | 4,475 | 2,224 |
| Depreciation and Other Costs for Infrastructure | 1,739 | 1,313 | 838 |
| TOTAL | 36,665 | 21,928 | 15,718 |

#### 4.2.5 PERSONNEL EXPENSES

Personnel expenses consist of the following:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Wages and Salaries | 43,476 | 30,349 | 28,196 |
| Social Security Contributions | 5,686 | 4,341 | 4,542 |
| Share-based Payment Expense | 6,654 | 5,585 | 4,975 |
| Temporary Staff (External) | 2,633 | 1,241 | 881 |
| Other | 5,264 | 3,121 | 3,456 |
| TOTAL | 63,713 | 44,637 | 42,050 |

In the years 2019, 2018 and 2017, other personnel expenses consisted mainly of costs for personnel support and personnel development.

The average number of employees in the 2019 financial year was 374 (2018: 327; 2017: 344). Of the 426 employees on December 31, 2019 (December 31, 2018: 329; December 31, 2017: 326), 300 were active in research and development (December 31, 2018: 246; December 31, 2017: 253), 40 in sales (December 31, 2018: 21; December 31, 2017: 14), and 86 were engaged in general and administrative functions (December 31, 2018: 62 employees; December 31, 2017: 59 employees). As of December 31, 2019, there were 249 employees in the Proprietary Development segment and 61 employees in the Partnered Discovery segment while 116 employees were not allocated to a specific segment (December 31, 2018: 209 in the Proprietary Development segment, 49 employees in the Partnered Discovery segment and 71 employees were unallocated; December 31, 2017: 161 in the Proprietary Development segment, 105 employees in the Partnered Discovery segment and 60 employees were unallocated). Costs for defined-contribution plans amounted to € 0.7 million in 2019 (2018: € 0.7 million; 2017: € 0.6 million).

Financial Statements Notes
154

### 4.3 OTHER INCOME AND EXPENSES, FINANCE INCOME AND FINANCE EXPENSES

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Gain on Foreign Exchange | 233 | 677 | 485 |
| Grant Income | 98 | 153 | 157 |
| Gain from recognition of previously unrecognized intangible assets | 0 | 350 | 0 |
| Reversal of Impairment for Accounts Receivable Previously Deemed Impaired | 0 | 0 | 76 |
| Miscellaneous Income | 474 | 465 | 402 |
| Other Income | 805 | 1,645 | 1,120 |
| Loss on Foreign Exchange | (413) | (457) | (844) |
| Miscellaneous Expenses | (214) | (232) | (827) |
| Other Expenses | (627) | (689) | (1,671) |
| Gain on Derivatives | 1,476 | 322 | 441 |
| Gain on Financial Assets at Fair Value through Profit or Loss (2017: Gain on Available-for-sale Financial Assets and Bonds) | 980 | 5 | 35 |
| Interest Income on Other Financial Assets at Amortized Cost | 343 | 91 | 236 |
| Finance Income | 2,799 | 418 | 712 |
| Loss on Derivatives | (214) | (444) | (1,360) |
| Loss on Financial Assets at Fair Value through Profit or Loss (2017: Loss on Available-for-sale Financial Assets and Bonds) | (299) | (85) | (120) |
| Interest Expenses for Other Financial Assets at Amortized Cost | (796) | (53) | (374) |
| Interest Expenses on Lease Liabilities | (932) | 0 | 0 |
| Interest Expenses for Financial Liabilites at Amortized Cost | 0 | (126) | 0 |
| Bank Fees | (31) | (46) | (41) |
| Finance Expenses | (2,273) | (754) | (1,895) |

The following net gains or losses resulted from financial instruments in the fiscal year:

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Financial Assets at Fair Value through Profit or Loss | 2,063 | (202) | (919) |
| Other Financial Assets at Amortized Cost | 299 | (978) | 0 |
| Shares at Fair Value through Other Comprehensive Income | (1,160) | (127) | 0 |
| Financial Liabilities at Amortized Cost | 0 | (126) | 0 |
| Available-for-sale Financial Assets | 0 | 0 | (190) |
| Financial Assets classified as Loans and Receivables | 0 | 0 | (164) |
| TOTAL | 1,202 | (1,433) | (1,273) |

Net gains or losses mainly comprised gains and losses from currency hedging, interest income and expenses, as well as valuation effects from changes in fair value.

### 4.4 INCOME TAX EXPENSES/BENEFITS

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company's corporate tax rate in the reporting year remained unchanged (15.0%) as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%).

MorphoSys US Inc. is subject to Federal Corporate Income Tax of 21% and the State Income Tax in Boston, Massachusetts of 8%.

Notes
Financial Statements
155

The Dutch entities Lanthio Pharma B.V. and LanthioPep B.V. are subject to an income tax rate of 25% on annual income exceeding € 200,000; annual income below € 200,000 is subject to a tax rate of 19%. Depending on certain conditions, the Dutch "Innovation Box" may be applicable. This "Innovation Box" provides for a special tax regulation under which all income to be allocated to qualifying intellectual property is subject to an effective Dutch corporate income tax rate of previously 5%, and now 7% since January 1, 2018.

In the Netherlands the reduction of corporate income tax from 25% to 21.7% on an annual income exceeding € 200.00 was decided in 2019 and will be effective from 2021. The corresponding deferred taxes were therefore revalued. Deferred taxes expected to reverse in 2020 were measured at the effective tax rate of 25% applicable at that time. For fiscal years after December 31, 2020, the Group has applied the new tax rate of 21.7%. In addition, 70% of income was considered taxable under the "Innovation Box", resulting in a weighted tax rate of 11.41%.

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Current Tax IncomeBenefit/(Expense) (Thereof Regarding Prior Years: € 0; 2018: k€ 1; 2017: k€ 171) | (1) | 1 | (534) |
| Deferred Tax Benefit/(Expenses) | 3,507 | 4,304 | (502) |
| Total Income Tax Benefit/(Expenses) | 3,506 | 4,305 | (1,036) |

The deferred tax benefit in 2019 resulted mainly from the Dutch entities Lanthio Pharma B.V. and LanthioPep B.V. with the mentioned change in the applicable tax rate. This effect from change in tax rates were recognized in the statement of profit or loss with an amount of € 1.8 million tax benefit, as they did not affect any items that had previously been recognized directly in equity. A tax benefit of € 1.4 million is recognized from deferred taxes on loss carryforwards previously not recognized.

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2019 financial year (2018: 26.675%; 2017: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax and an average trade tax of 10.85% applicable to the Group.

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Earnings Before Income Taxes | (106,520) | (60,477) | (68,790) |
| Expected Tax Rate | 26,675% | 26,675% | 26,675% |
| Expected Income Tax | 28,414 | 16,132 | 18,350 |
| Tax Effects Resulting from: | | | |
| Share-based Payment | (387) | (363) | (290) |
| Permanent Differences | (101) | 0 | 0 |
| Non-Tax-Deductible Items | (151) | (126) | (134) |
| Differences in Profit or Loss-Neutral Adjustments | (310) | 3,716 | 37 |
| Non-Recognition of Deferred Tax Assets on Temporary Differences | 0 | (349) | 3,256 |
| Non-Recognition of Deferred Tax Assets on Current Year Tax Losses | (24,285) | (14,497) | (22,007) |
| Tax Rate Differences to Local Tax Rates | (1,461) | (268) | (71) |
| Effect of Tax Rate Changes | 1,789 | 0 | 0 |
| Prior Year Taxes | 0 | 1 | (171) |
| Other Effects | (7) | 59 | (6) |
| Actual Income Tax | 3,506 | 4,305 | (1,036) |

Financial Statements
156
Notes

As of December 31, 2019, due to losses that are expected to be incurred as a result of continued substantial investment in proprietary product development and related business development of the MorphoSys Group, no deferred tax assets in the amount of € 76.0 million (December 31, 2018: € 51.0 million) were recognized for tax loss carryforwards.

In Germany, due to uncertain forecasts, a deferred tax asset can only be capitalized to the extent sufficient deferred tax liabilities from temporary differences exist. Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets of € 6.3 million were not recognized.

| in 000' € | Unlimited Carry-Forward of Tax Losses | Limited Carry-Forward of Tax Losses; Expiry 2020 to 2025 | Total |
|---|---|---|---|
| Tax Losses from Prior Years | 177,317 | 17,478 | 194,795 |
| Tax Losses from Current Year | 118,100 | 2,961 | 121,061 |
| Expiry of Tax Losses in 2019 | 0 | (4) | (4) |
| Total Tax Losses as of December 31, 2019 | 295,417 | 20,435 | 315,852 |
| Expected Deferred Tax Assets on Total Tax Losses | 77,607 | 2,322 | 79,939 |
| Write-Down of on Deferred Tax Assets on Total Tax Losses | 75,115 | 981 | 76,096 |
| Deferred Tax Assets on Tax Losses as of December 31, 2019 | 2,492 | 1,351 | 3,843 |

Deferred tax assets and deferred tax liabilities consist of the following.

| in 000's €, as of December 31 | Deferred Tax Asset 2019 | Deferred Tax Asset 2018 | Deferred Tax Liability 2019 | Deferred Tax Liability 2018 |
|---|---|---|---|---|
| Leases | 1 | 0 | 448 | 0 |
| Intangible Assets | 8,138 | 0 | 1,351 | 4,317 |
| Receivables and Other Assets | 0 | 319 | 55 | 0 |
| Other Provisions | 0 | 278 | 9,778 | 0 |
| Other Liabilities | 0 | 213 | 350 | 0 |
| Tax Losses | 3,873 | 0 | 0 | 0 |
| Offsetting | (11,982) | (810) | (11,982) | (810) |
| **TOTAL** | **0** | **0** | **0** | **3,507** |

| in 000's €, as of December 31 | Changes in Deferred Taxes in 2019: Recognized in Profit or Loss Income/(Expense) | Changes in Deferred Taxes in 2019: Recognized in Other Comprehensive Income |
|---|---|---|
| Leases | (447) | 0 |
| Intangible Assets | 11,103 | 0 |
| Receivables and Other Assets | (373) | 0 |
| Other Provisions | (10,056) | 0 |
| Other Liabilities | (563) | 0 |
| Tax Losses | 3,843 | 0 |
| **TOTAL** | **3,507** | **0** |

Notes Financial Statements 157 As of December 31, 2019, temporary differences amounted to 0.6 million (December 31, 2018: 1.0 million) in connection with investments in subsidiaries (“outside basis differences”) for which no deferred tax liabilities were recognized (2018: no deferred tax assets). 4.5 EARNINGS PER SHARE Earnings per share are calculated by dividing the 2019 consolidated net loss of 103,014,058 (2018: consolidated net loss of 56,172,121; 2017: consolidated net loss of 69,826,469) by the weighted-average number of ordinary shares outstanding during the respective year (2019: 31,611,155; 2018: 31,338,948; 2017: 28,947,566). The table below shows the calculation of the weighted-average number of ordinary shares. 2019 2018 SHARES ISSUED ON JANUARY 1 31,839,572 29,420,785 Effect of Treasury Shares Held on January 1 (281,036) (319,678) Effect of Share Issuance 0 2,208,146 Effect of Transfer of Treasury Stock/ Shares Issued in January 247 278 Effect of Transfer of Treasury Stock/ Shares Issued in February 230 0 Effect of Transfer of Treasury Stock/ Shares Issued in March 208 0 Effect of Transfer of Treasury Stock/ Shares Issued in April 10,500 1,863 Effect of Transfer of Treasury Stock/ Shares Issued in May 5,789 4,128 Effect of Transfer of Treasury Stock/ Shares Issued in June 296 756 Effect of Transfer of Treasury Stock/ Shares Issued in July 588 1,874 Effect of Transfer of Treasury Stock/ Shares Issued in August 1,533 17,754 Effect of Transfer of Treasury Stock/ Shares Issued in September 25,122 2,818 Effect of Transfer of Treasury Stock/ Shares Issued in October 331 76 Effect of Transfer of Treasury Stock/ Shares Issued in November 7,702 85 Effect of Transfer of Treasury Stock/ Shares Issued in December 73 63 WEIGHTED -AVERAGE NUMBER OF SHARES OF COMMON STOCK 31,611,155 31,338,948 In 2019, 2018 and 2017, diluted earnings per share equaled basic earnings per share. The effect of 115,684 potentially dilutive shares in 2019 (2018: 52,930 dilutive shares; 2017: 87,904 dilutive shares) resulting from stock options granted to the Management Board, the Senior Management Group and employees of the company who are not members of the Senior Management Group, has been excluded from the diluted earnings per share because it would result in a decrease in the loss per share and is therefore not to be treated as dilutive. 5 Notes to the Assets of the Balance Sheet 5.1 CASH AND CASH EQUIVALENTS in 000’ 12/31/2019 12/31/2018 Bank Balances and Cash in Hand 44,314 45,476 Impairment 0 (16) Cash and Cash Equivalents 44,314 45,460 The presentation of the development of the expected twelve-month loss for cash and cash equivalents to be recognized under IFRS 9 can be found in Note 2.3.1*. *CROSS-REFERENCE to page 132

Financial Statements Notes 158 5.2 FINANCIAL ASSETS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN PROFIT OR LOSS AND OTHER FINANCIAL ASSETS AT AMORTIZED COSTS Gross Unrealized in 000’ Maturity Cost Gains Losses Market Value DECEMBER 31, 2019                Money Market Funds daily 20,330 125 0 20,455 TOTAL    20,455 DECEMBER 31, 2018                Money Market Funds daily 44,718 0 (137) 44,581 TOTAL    44,581 Since January 1, 2018, realized and unrealized gains and losses on money market funds held or sold were recognized in the finance result in profit or loss in accordance with IFRS 9. The sale of financial assets resulted in a net gain of 0.4 million in 2019 (2018: net losses of less than 0.1 million). In 2017, in accordance with IAS 39, the Group recognized a net gain of less than 0.1 million in profit or loss resulting from the sale of financial assets previously recognized in equity. Unrealized Carrying in 000’ Maturity Cost Interest Gain Impairment amount DECEMBER 31, 2019                Term Deposits, Current Portion 4 12 Months 207,846 90 (201) 207,735 More than Corporate Bonds 12 Months 10,000 1 0 10,001 More than Term Deposits, Net of Current Portion 12 Months 75,000 18 (97) 74,921 TOTAL    292,657 DECEMBER 31, 2018                Term Deposits, Current Portion 4 12 Months 219,720 2 (744) 218,978 Commercial Papers 4 12 Months 50,000 0 (55) 49,945 More than Term Deposits, Net of Current Portion 12 Months 96,090 12 (353) 95,749 TOTAL    364,672 As of December 31, 2019, these assets mainly consisted of term deposits with fixed or variable interest rates, as well as corporate bonds with fixed interest. Interest income from financial assets “at amortized cost” amounted to    0.1 million in 2019 (2018: 0.1 million in interest income from financial assets “at amortized cost”; 2017: 0.2 million in interest income from “loans and receivables”) and were recognized in the finance result. The risk associated with these financial instruments results primarily from bank credit risks. The presentation of the development of the expected twelve-month loss that is to be recognized under IFRS 9 and the lifetime expected credit loss for term deposits and corporate bonds can be found in Note 2.3.1*. *CROSS-REFERENCE to page 132 Further information on the accounting for financial assets is provided in Note 2.8.1*. *CROSS-REFERENCE to page 144

Notes Financial Statements 159 5.3 ACCOUNTS RECEIVABLE All accounts receivable are non-interest bearing, and generally have payment terms of between 30 and 45 days. As of December 31, 2019 and December 31, 2018, accounts receivable included unbilled receivables amounting to 13.4 million and 14.1 million, respectively. Unbilled receivables decreased mainly due to royalty payments not yet received and unbilled services associated with the transfer of projects to customers. The presentation of the development of the risk provisions to be recognized in accordance with IFRS 9 in the 2019 and 2018 financial years for accounts receivable using the simplified impairment model can be found in Note 2.3.1*. *CROSS-REFERENCE to page 132 5.4 OTHER RECEIVABLES Other receivables as of December 31, 2019, mainly consisted of receivables from unrealized gross gains on forward rate agreements in the amount of 0.4 million (December 31, 2018: 0.1 million unrealized gross gain). The forward rate agreements were classified as financial assets at fair value through profit or loss in accordance with IFRS 9. As of December 31, 2019 and December 31, 2018, there were no impairments recognized on other receivables. 5.5 INCOME TAX RECEIVABLES, INVENTORIES, PREPAID    EXPENSES AND OTHER CURRENT ASSETS As of December 31, 2019 income tax receivables amounted to 0.1 million (December 31, 2018: 0.2 million) and consisted of receivables from capital gain taxes withheld and income taxes for prior years. Inventories amounting to 0.3 million as of December 31, 2019 (December 31, 2018: 0.2 million) were stored at the Planegg location and consisted of raw materials and supplies. In addition to raw materials and supplies, inventory as of December 31, 2019, also comprised manufacturing costs for the fermentation runs of antibody material (tafasitamab) that is required for the approval process in the United States. If successfully approved, the material may be used later for commercialization. Commercialization is regarded as a sale in the ordinary course of business in accordance with IAS 2, hence the material is accounted for as inventory. According to the Group’s accounting policies, these quantities qualify as inventory. For the time being, this inventory is valued at a net realizable value of zero because tafasitamab has not yet received market approval. The resulting expenses in the amount of    8.7 million was accounted for in cost of sales. As of December 31, 2019, prepaid expenses and other current assets mainly consisted of combination compounds in the amount of 4.8 million (December 31, 2018: 5.4 million), receivables due from tax authorities from input tax surplus of 3.5 million (December 31, 2018:    2.7 million), upfront fees for external laboratory services of 0.7 million (December 31, 2018: 1.9 million), upfront fees for sublicenses of    0.5 million (December 31, 2018: 0.4 million) and other prepayments amounting to 4.6 million (December 31, 2018: 1.3 million). An impairment of 0.3 million was recognized on combination compounds in 2019 (December 31, 2018: 4.8 million).

Financial Statements
160
Notes

## 5.6 PROPERTY, PLANT AND EQUIPMENT

| in 000' € | Office and Laboratory Equipment | Furniture and Fixtures | Total |
|---|---|---|---|
| Cost | | | |
| **JANUARY 1, 2019** | **17,658** | **939** | **18,597** |
| Additions | 1,647 | 1,452 | 3,099 |
| Disposals | (919) | (1) | (920) |
| **DECEMBER 31, 2019** | **18,386** | **2,390** | **20,776** |
| Accumulated Depreciation and Impairment | | | |
| **JANUARY 1, 2019** | **14,758** | **308** | **15,066** |
| Depreciation Charge for the Year | 1,805 | 161 | 1,966 |
| Impairment | 10 | 0 | 10 |
| Disposals | (919) | 0 | (919) |
| **DECEMBER 31, 2019** | **15,654** | **469** | **16,123** |
| Carrying Amount | | | |
| **JANUARY 1, 2019** | **2,900** | **631** | **3,531** |
| **DECEMBER 31, 2019** | **2,732** | **1,921** | **4,653** |
| Cost | | | |
| **JANUARY 1, 2018** | **17,335** | **2,501** | **19,836** |
| Additions | 1,780 | 41 | 1,821 |
| Disposals | (1,457) | (1,603) | (3,060) |
| **DECEMBER 31, 2018** | **17,658** | **939** | **18,597** |
| Accumulated Depreciation and Impairment | | | |
| **JANUARY 1, 2018** | **14,490** | **1,820** | **16,310** |
| Depreciation Charge for the Year | 1,723 | 89 | 1,812 |
| Disposals | (1,455) | (1,601) | (3,056) |
| **DECEMBER 31, 2018** | **14,758** | **308** | **15,066** |
| Carrying Amount | | | |
| **JANUARY 1, 2018** | **2,845** | **681** | **3,526** |
| **DECEMBER 31, 2018** | **2,900** | **631** | **3,531** |

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.

Depreciation is contained in the following line items of profit or loss.

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Research and Development | 1,478 | 1,398 | 1,672 |
| Research and Development (Impairment) | 10 | 0 | 0 |
| Selling | 92 | 87 | 0 |
| General and Administrative | 396 | 327 | 297 |
| **TOTAL** | **1,976** | **1,812** | **1,969** |

Notes Financial Statements
161

## 5.7 LEASES

The development of the right-of-use assets and lease liabilities in the 2019 financial year is shown below.

| | Right-of-Use Assets | | | | Lease Liabilities |
|---|---|---|---|---|---|
| in 000' € | Building | Cars | Technical Equipment | Total | |
| Balance as of January 1, 2019 | 42,094 | 244 | 168 | 42,506 | 40,783 |
| Additions | 3,009 | 138 | 312 | 3,459 | 4,122 |
| Depreciation of Right-of-Use Assets | (2,517) | (144) | (144) | (2,805) | 0 |
| Interest Expenses on Lease Liabilities | 0 | 0 | 0 | 0 | 932 |
| Lease Payments | 0 | 0 | 0 | 0 | (3,280) |
| Balance as of December 31, 2019 | 42,586 | 238 | 336 | 43,160 | 42,557 |

In the 2019 financial year, IFRS 16 had the following effects on the statement of profit or loss:

| in 000' € | 2019 |
|---|---|
| Depreciation of Right-of-Use Assets | (2,805) |
| Interest Expenses on Lease Liabilities | (932) |
| Expenses for Short Term Leases | 0 |
| Expenses for Leases of Low Value Assets | (41) |
| TOTAL | (3,778) |

The maturity analysis of the lease liabilities as of December 31, 2019 is as follows.

| December 31, 2019; in 000' € Contractual Maturities of Financial Liabilities | Up to One Year | Between One and Five Years | More than Five Years | Total Contractual Cash Flows | Carrying Amount Liabilities |
|---|---|---|---|---|---|
| Lease Liabilities | 3,515 | 13,460 | 33,883 | 50,858 | 42,557 |

The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index.

The Group has entered into a lease for a building in Boston and moved into the office on September 19, 2019, the commencement date according to IFRS 16. The minimum lease term of seven years results in a contractually agreed cash outflow of US$ 5.0 million (€ 4.4 million). The contract contains an extension option for five years and a lease incentive of US$ 0.7 million (€ 0.7 million).

The Group has entered into an additional lease for office space in Boston in January 2020. The minimum lease term of six and a half years results in a contractually agreed cash outflow of US$ 5.6 million (€ 5.0 million).

Financial Statements

162

Notes

## 5.8 INTANGIBLE ASSETS

| in 000' € | Patents | Licenses | In-process R&D Programs | Software | Goodwill | Total |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| **JANUARY 1, 2019** | **17,585** | **23,896** | **52,159** | **5,644** | **11,041** | **110,325** |
| Additions | 449 | 0 | 0 | 114 | 0 | 563 |
| **DECEMBER 31, 2019** | **18,034** | **23,896** | **52,159** | **5,758** | **11,041** | **110,888** |
| Accumulated Amortization and Impairment | | | | | | |
| **JANUARY 1, 2019** | **13,646** | **21,369** | **15,140** | **5,440** | **7,365** | **62,960** |
| Amortization Charge for the Year | 1,209 | 72 | 0 | 211 | 0 | 1,492 |
| Impairment | 198 | 105 | 1,335 | 0 | 0 | 303 |
| December 31, 2019 | 15,053 | 21,546 | 16,475 | 5,651 | 7,365 | 64,755 |
| Carrying Amount | | | | | | |
| **JANUARY 1, 2019** | **3,939** | **2,527** | **37,019** | **204** | **3,676** | **47,365** |
| **DECEMBER 31, 2019** | **2,981** | **2,350** | **35,684** | **107** | **3,676** | **44,798** |
| Cost | | | | | | |
| **JANUARY 1, 2018** | **16,995** | **23,896** | **52,159** | **5,853** | **11,041** | **109,944** |
| Additions | 590 | 0 | 0 | 55 | 0 | 645 |
| Disposals | 0 | 0 | 0 | (264) | 0 | (264) |
| **DECEMBER 31, 2018** | **17,585** | **23,896** | **52,159** | **5,644** | **11,041** | **110,325** |
| Accumulated Amortization and Impairment | | | | | | |
| **JANUARY 1, 2018** | **12,326** | **20,897** | **0** | **5,198** | **3,676** | **42,097** |
| Amortization Charge for the Year | 1,320 | 112 | 0 | 506 | 0 | 1,938 |
| Impairment | 0 | 360 | 15,140 | 0 | 3,689 | 19,189 |
| Disposals | 0 | 0 | 0 | (264) | 0 | (264) |
| **DECEMBER 31, 2018** | **13,646** | **21,369** | **15,140** | **5,440** | **7,365** | **62,960** |
| Carrying Amount | | | | | | |
| **JANUARY 1, 2018** | **4,669** | **2,999** | **52,159** | **655** | **7,365** | **67,847** |
| **DECEMBER 31, 2018** | **3,939** | **2,527** | **37,019** | **204** | **3,676** | **47,365** |

In the 2019 financial year, € 0.3 million of impairment losses were recognized on patents and licenses. In the 2018 financial year, € 0.4 million of impairment losses were recognized on licenses. In the 2017 financial year, € 0.1 million of impairment losses were recognized on patents and licenses.

As of December 31, 2019, in-process research and development programs were subject to an impairment test as required by IAS 36. This test indicated a need for impairment. Further details on the impairment of in-process research and development programs can be found in Note 5.8.3*.

*CROSS-REFERENCE *to page 163*

The carrying amount of intangible assets pledged as security was € 11.7 million and relates to a government grant in the amount of € 1.5 million.

Notes

Financial Statements

163

Amortization was included in the following line items of profit or loss.

| in 000' € | 2019 | 2018 | 2017 |
|---|---|---|---|
| Research and Development | 1,444 | 1,822 | 1,958 |
| Research and Development (Impairment) | 1,639 | 19,189 | 9,864 |
| Selling | 11 | 25 | 0 |
| General and Administrative | 37 | 91 | 103 |
| TOTAL | 3,131 | 21,127 | 11,925 |

### 5.8.1 PATENTS

In the 2019 financial year, the carrying amount of patents declined by € 0.9 million from € 3.9 million to € 3.0 million. This decline resulted from additions amounting to € 0.4 million for patent applications, particularly for proprietary programs and technologies, which were offset by straight-line amortization of € 1.2 million and impairments of € 0.2 million.

### 5.8.2 LICENSES

In the 2019 financial year, the carrying amount of licenses declined by € 0.2 million from € 2.5 million to € 2.3 million as a result of scheduled amortization and impairment..

### 5.8.3 IN-PROCESS R&D PROGRAMS

The carrying amount of in-process R&D programs decreased by € 1.3 million to € 35.7 million in 2019. This decline was due to an impairment in the amount of € 1.3 million (see information on the Lanthio Group).

As of December 31, 2019, this balance sheet item included capitalized payments from the in-licensing of a compound for the Proprietary Development segment, as well as milestone payments made for this compound at a later date. A compound obtained through an acquisition was also included.

#### TAFASITAMAB

As an intangible asset with indefinite useful life (no foreseeable limit to the period over which this compound is expected to generate cash flows) and a carrying amount of € 23.9 million, tafasitamab was subject to an annual impairment test on September 30, 2019, as required by IAS 36. The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount of the cash-generating unit exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab's commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 20 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2) and WACC before taxes of 10.1 % (2018: 10.0 %). A detailed sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board's forecasts for future development and are based on internal planning scenarios, as well as external sources of information. No indicators of impairment were identified on December 31, 2019.

#### LANTHIO GROUP

On September 30, 2019, an intangible asset not yet available for use (MOR107) from the Lanthio Group acquisition was subject to an annual impairment test. The cash flow forecasts included planned cash inflows from the potential sale of compounds based on lanthipeptides expected to achieve market approval. These cash inflows were offset by expected operating expenses for compound development and clinical trials as well as sales and administrative expenses. The duration and likelihood of individual stages of the study were also taken into consideration. Cash flow forecasts are based on a period of 30 years as the Management Board believes that after the successful approval of compounds, the drugs that follow can generate free cash flows within that period of time. The recoverable amount resulting from the adjusted cash flow forecast of the cash-generating unit Lanthio Group, which is part of the Proprietary Development segment, was determined on the basis of value-in-use calculations. The value-in-use amounted to € 12.1 million, which was below the carrying amount of the cash-generating unit, resulting in an impairment of € 1.3 million for in-process R&D programs. After impairment, the carrying amount of in-process R&D programs amounted to € 11.7 million. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). On the basis of the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2) and WACC before taxes of 11.3 % (2018: 11.5 %). A detailed sensitivity analysis was performed with regard to the discount rate. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows had already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal the need for any additional impairment. The values ascribed to the assumptions correspond to the Management Board's forecasts for future development and are based on internal planning scenarios as well as external sources of information.

No indicators for additional impairments were identified as of December 31, 2019.

Financial Statements Notes 164 5.8.4 SOFTWARE In the 2019 financial year, additions to this balance sheet item totaled    0.1 million. The carrying amount decreased by 0.1 million from    0.2 million in 2018 to 0.1 million in 2019. Additions were offset by amortization of 0.2 million. 5.8.5 GOODWILL The annual goodwill impairment test was performed on September 30, 2019. SLONOMICS TECHNOLOGY As of September 30, 2019, goodwill of 3.7 million from the 2010 acquisition of Sloning BioTechnology GmbH was subject to an impairment test as required by IAS 36. The recoverable amount of the cash-generating unit Slonomics technology, which is part of the Partnered Discovery segment, was determined on the basis of value-in-use calculations. The calculation showed that the value-in-use was higher than the carrying amount of the cash-generating unit. The cash flow forecasts took into account future free cash flows from the contribution of the Slonomics technology to partnered programs. The cash flow forecasts are based on a period of ten years because the Management Board believes that commercialization through licensing agreements, milestone payments, and royalties is only feasible by means of medium- to long-term contracts. For this reason, a planning horizon of ten years is considered appropriate for the value-in-use calculation. The cash flow forecasts are largely based on the assumption that the Slonomics technology is very beneficial for customers. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated ten-year cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.2 (2018: 1.2), WACC before taxes of 9.4% (2018: 9.6%) and a perpetual growth rate of 1% (2018: 1%). A detailed sensitivity analysis was performed for the growth rate and the discount rate for calculating value-in-use. The sensitivity analysis took into account the change in one assumption, with the remaining assumptions remaining unchanged from the original calculation. A sensitivity analysis for changes in the cash flows has not been performed since the cash flows have already been probability-adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. This analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board’s forecasts for future development and are based on internal planning scenarios as well as external sources of information. No indicators for impairment were identified as of December 31, 2019. 5.9 INVESTMENTS AT FAIR VALUE, WITH CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME This item concerns investments in adivo GmbH, Martinsried, Germany, and Vivoryon Therapeutics AG, Halle (Saale), Germany. In July 2018, MorphoSys AG acquired a 19.9 % stake in adivo GmbH in the context of start-up financing. MorphoSys made a cash contribution of 9,458 and a contribution in kind of 350,000. The contribution in kind comprised the adivo brand and a license for a fully synthetic canine-based antibody library. The fair value as of December 31, 2019 was 0.4 million (December 31, 2018: 0.2 million). In July 2019, MorphoSys and Vivoryon Therapeutics AG announced an agreement under which MorphoSys received an exclusive license option for Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. In return, MorphoSys took a minority stake in Vivoryon as part of a capital increase planned for the end of 2019. This capital increase was executed on October 24, 2019 through the issue of a total of 7,674,106 ordinary bearer shares. The increase was recorded in the commercial register on October 25, 2019. MorphoSys acquired a 13.4 % stake in Vivoryon through the subscription of 2,673,796 ordinary bearer shares valued at 15.0 million. As of December 31, 2019, the fair value of the investment was valued at 13.7 million.

Notes

Financial Statements

165

| | Currency | Stake in % | Equity in Domestic Currency | Profit / Loss for the Year in Domestic Currency |
|---|---|---|---|---|
| adivo GmbH, Martinsried, Germany | € | 19.9 | 120,581 | (276,947) |
| Vivoryon Therapeutics AG, Haale (Saale), Germany | € | 13.4 | 1,542,624 | (7,703,473) |

In the financial years 2019 and 2018, neither dividends from the investments were recognized in profit or loss nor were reclassifications of gains or losses within equity made.

Vivoryon Therapeutics AG is listed on an active market, so the fair value of this investment is determined by means of the stock market price on a reporting date. No observable market data is available for the determination of the fair value of the investment in adivo GmbH. The change in the investment in adivo GmbH is shown below.

| in 000' € | 2019 | 2018 |
|---|---|---|
| Opening Balance | 232 | 0 |
| Additions | 0 | 359 |
| Disposals | 0 | 0 |
| Through Other Comprehensive Income | 155 | (127) |
| Through Profit or Loss | 0 | 0 |
| Closing Balance | 387 | 232 |

The significant unobservable input parameters used in the measurement of the investment in adivo GmbH were corporate planning assumptions, the probability-weighted estimate of cash flows and the discount rate. From the information currently available, a material change in corporate planning is not considered likely and therefore the cash flow forecasts used are considered suitable for determining the fair value. A change in the pre-tax WACC of +/-1.0% would cause a € 0.1 million lower or € 0.1 million higher amount of equity. A sensitivity analysis for changes in cash flows was not performed because the cash flows have already been probability-adjusted in the fair value calculation to reflect the probabilities of success in the various stages of development. There are no significant relationships between the significant unobservable input parameters.

### 5.10 PREPAID EXPENSES AND OTHER ASSETS, NET OF CURRENT PORTION

This balance sheet item included the non-current portion of prepaid expenses and other assets. The decline in prepaid expenses mainly resulted from the offset as of January 1, 2019, of prepaid rent for the premises in Semmelweisstrasse 7 in Planegg against the right-of-use asset due to the application of IFRS 16. Further information can be found in Notes 2.1.2*.

*CROSS-REFERENCE to page 129

The Group classified certain line items in other assets as "restricted cash" that are not available for use in the Group's operations (see Notes 2.8.1* and 5.1*). As of December 31, 2019, the Group held non-current restricted cash in the amount of € 0.8 million for issued rent deposits (December 31, 2018: € 0.7 million) and of less than € 0.1 million for convertible bonds granted to employees (December 31, 2018: € 0.1 million). As of December 31, 2019, € 0.2 million were deposited as collateral by MorphoSys US Inc.

*CROSS-REFERENCE to page 144 and page 157

This line item consists of the following:

| in 000' € | 12/31/2019 | 12/31/2018 |
|---|---|---|
| Prepaid Expenses, Net of Current Portion | 134 | 2,199 |
| Other Current Assets | 1,002 | 783 |
| TOTAL | 1,136 | 2,982 |

## 6 Notes to Equity and Liabilities of the Balance Sheet

### 6.1 ACCOUNTS PAYABLE AND ACCRUALS

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable are listed in the table below.

| in 000' € | 12/31/2019 | 12/31/2018 |
|---|---|---|
| Trade Accounts Payable | 10,655 | 7,215 |
| Licenses Payable | 357 | 184 |
| Accruals | 44,971 | 36,530 |
| Other Liabilities | 1,059 | 832 |
| TOTAL | 57,042 | 44,761 |

Accruals mainly included provisions for external laboratory services in the amount of € 24.4 million (December 31, 2018: € 26.2 million), accrued personnel expenses from payments to employees and management in the amount of € 14.0 million (December 31, 2018: € 5.1 million), provisions for outstanding invoices in the amount of € 5.6 million (December 31, 2018: € 2.8 million), legal fees of € 0.3 million (December 31, 2018: € 1.5 million), audit fees and other related costs of € 0.7 million (December 31, 2018: € 0.5 million) and license payments of € 0.1 million (December 31, 2018: € 0.1 million).

Financial Statements
166
Notes

At the Company's Annual General Meeting in May 2019, the PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

In the 2019 financial year, PwC GmbH received total fees from MorphoSys of € 1,191,435, including fees for audit services for non-audit projects of € 872,785 and fees for other assurance services in connection with a comfort letter of € 318,650. PwC GmbH did not provide tax advisory services and other services in 2019.

### 6.2 TAX PROVISIONS AND OTHER PROVISIONS

As of December 31, 2019, the Group recorded tax provisions and other provisions of € 0.4 million (2018: € 0.4 million).

Tax provisions mainly consisted of income tax expenses and other provisions included primarily expenses for personnel recruitment.

As of December 31, 2019, tax provisions and other provisions were uncertain in their amount and were expected to be utilized in 2020.

The table below shows the development of tax provisions and current and non-current other provisions in the 2019 financial year.

| in 000' € | 01/01/2019 | Additions | Utilized | Released | 12/31/2019 |
|---|---|---|---|---|---|
| Tax Provisions | 208 | 0 | 113 | 0 | 95 |
| Other Provisions | 184 | 1,074 | 714 | 198 | 346 |
| TOTAL | 392 | 1,074 | 827 | 198 | 441 |

### 6.3 CONTRACT LIABILITIES

Contract liabilities related to transaction prices paid by customers that were allocated to unfulfilled performance obligations as of December 31, 2019. It is expected that current contract liabilities will be realized in the 2020 financial year and non-current contract liabilities mainly in the 2021 financial year. The changes in this item are set out below.

| in 000' € | 2019 | 2018 |
|---|---|---|
| OPENING BALANCE BEFORE APPLICATION OF IFRS 15 | – | 1,695 |
| Application of IFRS 15 | – | (1,135) |
| OPENING BALANCE AFTER APPLICATION OF IFRS 15 | 952 | 560 |
| Prepayments Received in the Fiscal Year | 6,070 | 2,386 |
| Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period | (794) | (306) |
| Revenues Recognized for Received Prepayments and Services Performed in the Fiscal Year | (4,542) | (1,688) |
| CLOSING BALANCE | 1,686 | 952 |
| thereof short-term | 1,571 | 794 |
| thereof long-term | 115 | 158 |

### 6.4 OTHER LIABILITIES

As of December 31, 2018, other liabilities exclusively consisted of the accrued amount related to the rent-free period for the building located at Semmelweisstrasse 7, Planegg, as agreed in the lease contract. This item was released over the contractually agreed minimum rent period.

As of December 31, 2018, the current portion amounting to € 0.1 million of this liability was included in the item accounts payable and accruals.

As of January 1, 2019, both positions were offset against the right-of-use asset due to the application of IFRS 16. Further information can be found in Notes 2.1.2*.

*CROSS-REFERENCE *to page 129*

Notes

Financial Statements

167

## 6.5 STOCHHOLDERS' EQUITY

### 6.5.1 COMMON STOCK

As of December 31, 2019, the Company's common stock, including treasury shares, amounted to € 31,957,958, representing an increase of € 118,386 compared to the level of € 31,839,572 as of December 31, 2018. Each share of common stock grants one vote. Common stock increased by € 118,386 or 118,386 shares as a result of the exercise of 118,386 convertible bonds granted to the Management Board and former employees. The weighted-average exercise price of the exercised convertible bonds was € 31.88.

### 6.5.2 AUTHORIZED CAPITAL

Compared to December 31, 2018, the number of authorized ordinary shares increased from 14,684,291 to 14,843,488. At the Annual General Meeting on May 22, 2019, new Authorized Capital 2019-I in the amount of € 159,197 was created. Under the Authorized Capital 2019-I, the Management Board was authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or more occasions by a total of up to €159,197 by issuing up to 159,197 new no-par-value bearer shares until and including the date of April 30, 2024.

Pursuant to the Company's articles of association, the shareholders may authorize the Management Board to increase the share capital with the consent of the Supervisory Board within a period of five years by issuing shares for a specific total amount referred to as authorized capital (Genehmigtes Kapital), which is a concept under German law that enables the company to issue shares without going through the process of obtaining an additional shareholders' resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed half of the share capital existing at the time of registration of the authorized capital in the commercial register.

### 6.5.3 CONDITIONAL CAPITAL

The number of ordinary shares of conditional capital compared to December 31, 2018 decreased from 6,459,146 to 6,340,760 shares due to the exercise of 118,386 conversion rights in 2019. The reduction in ordinary shares of conditional capital through the exercise of 118,386 conversion rights was recorded in the commercial register in January 2020.

The shareholders may resolve to amend or create conditional capital (Bedingtes Kapital). However, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the Management Board of the Company or of an affiliated company by way of a consent or authorization resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

### 6.5.4 TREASURY STOCK

In the years 2019 and 2018, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the following table.

| | Number of Shares | Value |
|---|---|---|
| As of 12/31/2010 | 79,896 | 9,774 |
| Purchase in 2011 | 84,019 | 1,747,067 |
| As of 12/31/2011 | 163,915 | 1,756,841 |
| Purchase in 2012 | 91,500 | 1,837,552 |
| As of 12/31/2012 | 255,415 | 3,594,393 |
| Purchase in 2013 | 84,475 | 2,823,625 |
| As of 12/31/2013 | 339,890 | 6,418,018 |
| Purchase in 2014 | 111,000 | 7,833,944 |
| As of 12/31/2014 | 450,890 | 14,251,962 |
| Purchase in 2015 | 88,670 | 5,392,931 |
| Transfer in 2015 | (104,890) | (3,816,947) |
| As of 12/31/2015 | 434,670 | 15,827,946 |
| Purchase in 2016 | 52,295 | 2,181,963 |
| Transfer in 2016 | (90,955) | (3,361,697) |
| As of 12/31/2016 | 396,010 | 14,648,212 |
| Transfer in 2017 | (76,332) | (2,821,231) |
| As of 12/31/2017 | 319,678 | 11,826,981 |
| Transfer in 2018 | (38,642) | (1,428,208) |
| As of 12/31/2018 | 281,036 | 10,398,773 |
| Transfer in 2019 | (55,236) | (2,041,523) |
| As of 12/31/2019 | 225,800 | 8,357,250 |

As of December 31, 2019, the Company held 225,800 shares of treasury stock valued at € 8,357,250, representing a decline of € 2,041,523 compared to December 31, 2018 (281,036 shares; € 10,398,773). The reason for this decline was the transfer of 52,328 shares of treasury stock to the Management Board and Senior Management Group from the 2015 Long-Term Incentive Plan (LTI Plan) in the amount of € 1,934,043. The vesting period for this LTI program expired on April 1, 2019, and the beneficiaries had or have the option within eight months to receive a total of 52,328 shares.

In addition, 2,908 shares of treasury stock valued at €107,480 were transferred to related parties. As a result, the number of MorphoSys shares owned by the Company as of December 31, 2019, was 225,800 (December 31, 2018: 281,036). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

### 6.5.5 ADDITIONAL PAID-IN CAPITAL

On December 31, 2019, additional paid-in capital amounted to € 628,176,568 (December 31, 2018: € 619,908,453). The total increase of € 8,268,115 resulted mainly from the allocation of personnel expenses resulting from share-based payments in the amount of € 6,654,470, as well as the exercise of convertible bonds in the amount of € 3,655,168. There was an offsetting effect from the reclassification of shares of treasury stock related to the allocation of shares under the 2015 performance-based share plan in the amount of € 1,934,043 and the allocation of shares of treasury stock to related parties in the amount of € 107,480.

Financial Statements Notes 168 6.5.6 REVALUATION RESERVE Since January 1, 2018, this equity line item is no longer reported due to the adoption of the new standard for financial instruments IFRS 9. 6.5.7 OTHER COMPREHENSIVE INCOME RESERVE Reporting the line item “other comprehensive income reserve” began as of January 1, 2018. As of December 31, 2019, this reserve contains changes in the fair value of equity instruments recognized directly in equity in the amount of -1,160,160 (December 31, 2018: -127.458) as well as currency gains from consolidation in the amount of 75,332 (December 31, 2018: currency losses of -83,432). The currency gains and losses from consolidation include exchange rate differences from the revaluation of the financial statements of Group companies in foreign currencies and the differences between the exchange rates used in the balance sheet and profit or loss. 6.5.8 ACCUMULATED DEFICIT The consolidated net loss for the year of 103,014,058 is reported under “accumulated deficit”. As a result, the accumulated deficit increased from 152,765,728 in the year 2018 to 255,779,786 in 2019. 7 Remuneration System for the Management Board and Employees of the Group 7.1 STOCK OPTION PLANS 7.1.1 2017 STOCK OPTION PLAN On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2017, and the vesting period/ performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25 % within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is 55.52. MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III, the issuance of treasury shares or in cash. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2024. If a member of the Management Board loses his or her position at MorphoSys Group through termination (or the Management Board member terminates the service contract), resignation, death, injury, disability or the attainment of retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2017, a total of 81,157 stock options had been granted to the beneficiaries, of which 40,319 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5* “Related Parties”), 37,660 to the Senior Management Group and 3,178 to selected Company employees who do not belong to the Senior Management Group. The original number of stock options granted was based on 100 % target achievement. Based on the achievement of performance criteria to date, the target achievement is expected to be 130.9%. For performance criteria that have not yet been met, 100 % target achievement is assumed. Under this assumption, the total number of subscription rights to be exercised, i.e., the total number of shares to be issued at the end of the four-year vesting period/performance period would currently increase to 95,222 shares. The fair value of the stock options on the grant date (April 1, 2017) was 21.41 per stock option. In the period from the grant date to December 31, 2019, seven benefi-ciaries left MorphoSys, resulting in the forfeiture of 8,398 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2017 Stock Option Plan, the assumption is that two beneficiaries would leave the Company during the four-year period. This assumption was updated since 2018. *CROSS-REFERENCE to page 177 In 2019, personnel expenses from stock options under the Group’s 2017 SOP amounted to 252,393 (2018: 436,154). 7.1.2 2018 STOCK OPTION PLAN On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected Company employees who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2018, and the vesting period/ performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25 % within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%.

Notes Financial Statements 169 The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is 81.04. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2025. If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2018, a total of 67,778 stock options had been granted to beneficiaries, of which 29,312 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5* “Related Parties”), 34,276 to the Senior Management Group and 4,190 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100 % target achievement. Based on the achievement of performance criteria to date, the target achievement is expected to be 105.9%. For performance criteria that have not yet been met, 100 % target achievement is assumed. Under this assumption, the total number of subscription rights to be exercised, i.e., the total number of shares to be issued at the end of the four-year holding period/performance period would currently increase to 68,341 shares. The fair value of the stock options on the grant date (April 1, 2018) was 30.43 per stock option. In the period from the grant date to December 31, 2019, four beneficiaries left MorphoSys, resulting in the forfeiture of 2,443 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2018 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period. *CROSS-REFERENCE to page 177 In 2019, personnel expenses from stock options under the Group’s 2018 SOP amounted to 704,954 (2018: 925,635). 7.1.3 2019 STOCK OPTION PLAN On April 1, 2019, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, the program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 1, 2019, and the vesting period/ performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25 % within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100 % fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is 87.86. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, issuing treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2026. If a member of the Management Board loses his or her position at MorphoSys Group prior to the end of the four-year vesting period/ performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercised stock options will be forfeited without any entitlement to compensation. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2019, a total of 76,482 stock options had been granted to beneficiaries, of which 31,395 had been granted to the Management Board (further details can be found in the “Stock Options” table in Note 7.5* “Related Parties”), 38,005 to the Senior Management Group and 7,082 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100 % target achievement. The fair value of the stock options on the grant date was 31.81 per stock option. In the period from the grant date to December 31, 2019, one beneficiary had left MorphoSys, resulting in

Financial Statements
170
Notes

the forfeiture of 267 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2019 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.
CROSS-REFERENCE to page 177

On October 1, 2019, MorphoSys established a further stock option plan (SOP) for one member of the Management Board. The terms and conditions were identical to those of the program established on April 1, 2019. A total of 57,078 stock options were granted. The exercise price is € 106.16. The fair value of the stock options on the grant date was € 35.04 per stock option.

In 2019, personnel expenses from stock options under the Group's 2019 SOP amounted to € 1,718,087.

The fair value of the stock options from the 2017, 2018 and 2019 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of each program are listed in the table below.

| | April 2017 Stock Option Plan | April 2018 Stock Option Plan | April 2019 Stock Option Plan | October 2019 Stock Option Plan |
|---|---|---|---|---|
| Share Price on Grant Date in € | 55.07 | 81.05 | 85.00 | 98.10 |
| Exercise Price in € | 55.52 | 81.04 | 87.86 | 106.16 |
| Expected Volatility of the MorphoSys share in % | 37.49 | 35.95 | 37.76 | 38.02 |
| Expected Volatility of the Nasdaq Biotech Index in % | 25.07 | 25.10 | 18.61 | 18.17 |
| Expected Volatility of the TecDAX Index in % | 16.94 | 17.73 | 26.46 | 24.82 |
| Performance Term of Program in Years | 4.0 | 4.0 | 4.0 | 4.0 |
| Dividend Yield in % | n/a | n/a | n/a | n/a |
| Risk-free Interest Rate in % | between 0.03 and 0.23 | between 0.02 and 0.15 | between 0.02 and 0.13 | between 0.0 and 0.02 |

### 7.2 2013 CONVERTIBLE BOND PROGRAM

On April 1, 2013, MorphoSys AG granted the Management Board and members of the Senior Management Group (beneficiaries) convertible bonds with a total nominal value of € 225,000, divided into 449,999 no-par-value bearer bonds with equal rights from "Conditional Capital 2008-III". The beneficiaries have the right to convert the bonds into Company shares. Each convertible bond can be exchanged for one of the Company's no-par-value bearer shares equal to the proportional amount of common stock, which currently stands at € 1. Exercise of the convertible bonds is subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period.

The conversion price amounted to € 31.88 and was derived from the Company's share price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds. The exercise of the conversion rights is admissible since, on at least one trading day during the lifetime of the convertible bonds, the share price of the Company has risen to more than 120% of the price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds.

Notes
Financial Statements
171

The table below shows the development of the convertible bond programs for Group employees in the 2019, 2018 and 2017 financial years.

| | Convertible Bonds | Weighted-average Price (€) |
|---|---|---|
| OUTSTANDING ON JANUARY 1, 2017 | 436,585 | 31.88 |
| Granted | 0 | 0.00 |
| Exercised | 0 | 0.00 |
| Forfeited | (261,015) | 31.88 |
| Expired | 0 | 0.00 |
| OUTSTANDING ON DECEMBER 31, 2017 | 175,570 | 31.88 |
| | | |
| OUTSTANDING ON JANUARY 1, 2018 | 175,570 | 31.88 |
| Granted | 0 | 0.00 |
| Exercised | (32,537) | 31.88 |
| Forfeited | 0 | 0.00 |
| Expired | 0 | 0.00 |
| OUTSTANDING ON DECEMBER 31, 2018 | 143,033 | 31.88 |
| | | |
| OUTSTANDING ON JANUARY 1, 2019 | 143,033 | 31.88 |
| Granted | 0 | 0.00 |
| Exercised | (118,386) | 31.88 |
| Forfeited | 0 | 0.00 |
| Expired | 0 | 0.00 |
| OUTSTANDING ON DECEMBER 31, 2019 | 24,647 | 31.88 |

From the grant date until December 31, 2019, one beneficiary left MorphoSys and, therefore, 13,414 convertible bonds were forfeited. As of December 31, 2019, the number of vested convertible bonds totaled 24,647 shares (December 31, 2018: 143,033 shares; December 31, 2017: 175,570 shares).

The following overview includes the weighted-average exercise price as well as information on the contract duration of significant groups of convertible bonds as of December 31, 2019.

| Range of Exercise Prices | Number Outstanding | Remaining Contractual Life (in Years) | Weighted-average Exercise Price (€) | Number Exercisable | Weighted-average Exercise Price (€) |
|---|---|---|---|---|---|
| € 25.00 - € 40.00 | 24,647 | 0.25 | 31.88 | 24,647 | 31.88 |
| | 24,647 | 0.25 | 31.88 | 24,647 | 31.88 |

The Group recognized personnel expenses resulting from convertible bonds on a straight-line basis in accordance with IFRS 2 and IAS 32.28. The equity component of the convertible bonds is presented separately under additional paid-in capital. The corresponding amount was recognized as personnel expenses from convertible bonds. Compensation expenses related to convertible bonds amounted to € 0 in 2019, € 0 in 2018 and € 287,601 in 2017.

Financial Statements Notes 172 7.3 LONG-TERM INCENTIVE PROGRAMS 7.3.1 2014 LONG -TERM INCENTIVE PLAN On April 1, 2014, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). The vesting period of this plan expired on April 1, 2018. In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and is paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The key performance criteria are based on the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. These criteria are approved annually by the Supervisory Board. The fulfillment of these criteria was set at 200 % for one year, 54 % for one year and 0 % for two years. The Supervisory Board set the “company factor” at 1.0, meaning the number of performance shares to be allocated was scaled by a factor of 1.0. Based on these terms and the company factor, a total of 17,219 performance shares of MorphoSys AG was transferred to beneficiaries until October 10, 2018 after the expiration of the four-year vesting period. The Management Board received 6,969 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 7.5* “Related Parties”), the Senior Management Group received 8,216 performance shares and former members of the Management Board and Senior Management Group, who have since left the Company, received 2,034 performance shares. *CROSS-REFERENCE to page 177 In 2019, personnel expenses resulting from performance shares under the Group’s 2014 LTI Plan amounted to 0 (2018: 6,388; 2017: 55,759). 7.3.2 2015 LONG-TERM INCENTIVE PLAN On April 1, 2015, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). The vesting period for this LTI Plan expired on April 1, 2019. The program is considered an equity-settled share-based payment in accordance with IFRS 2 and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria are based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 100 % for one year, 94 % for one year and 200 % for two years. In addition, the Supervisory Board set a “company factor” as “1”, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 52,328 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending December 31, 2019. In August 2019, the original six-month transfer period for the performance shares was extended from October 14, 2019 to December 31, 2019, which had no impact on the fair value of the performance shares and the period over which compensation expense is recognized. The Management Board received 19,815 performance shares (for further details, see the tables entitled “Shares” and “Performance shares” in Note 7.5* “Related parties”), the Senior Management Group received 18,798 performance shares. A total of 13,715 performance shares were granted to former members of the Management Board and the Senior Management Group who have since left the Company. *CROSS-REFERENCE to page 177 In 2019, personnel expenses resulting from performance shares under the Group’s 2015 LTI Plan amounted to 6,714 (2018: 109,511; 2017: 201,608). 7.3.3 2016 LONG -TERM INCENTIVE PLAN On April 1, 2016, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the Management Board and the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The grant date was April 1, 2016, and the vesting/performance period is four years. If the predefined key performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The number of performance shares vested each year will be reduced or increased to the extent that the performance criteria of the respective year have been achieved between only 50 % and 99.9% (<100%) or the achievement of the performance criteria has exceeded 100% (maximum 200%). If in one year the performance criteria are met by less than 50%, no performance shares will become vested in that year. In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not suï¬ƒcient to service the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date.

Notes Financial Statements 173 If a member of the Management Board loses his or her position at MorphoSys Group due to termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of performance shares. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. A total of 68,143 treasury shares were allocated to beneficiaries on April 1, 2016, with 35,681 performance shares allocated to the Management Board (for further details see the tables entitled “Performance Shares” in Note 7.5* “Related parties”) and 32,462 performance shares to the Senior Management Group. The original number of performance shares allocated was based on the 100 % target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 148.5%. For performance criteria that have not yet been met, 100 % target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/performance period would currently increase to 84,290 shares. The fair value of the performance shares on the grant date (April 1, 2016) was 46.86 per share. No dividends were included in the determination of the fair value of the performance shares because the Group does not intend to distribute any dividends in the foreseeable future. From the grant date until December 31, 2019, nine beneficiaries left MorphoSys, and therefore 10,998 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2016 LTI Plan, it was initially assumed that one beneficiary would leave the Company during the four-year period. This assumption was updated in 2018. *CROSS-REFERENCE to page 177 In 2019, personnel expenses resulting from performance shares under the Group’s 2016 LTI Plan amounted to    141,473 (2018:    330,727; 2017: 663,624). 7.3.4 2017 LONG-TERM INCENTIVE PLAN On April 1, 2017, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the Company’s general development. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not suï¬ƒcient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date. If a member of the Management Board loses his or her position at MorphoSys Group because of termination (or if the Management Board member terminates the service contract), resignation, death, injury, disability, by reaching retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period.

Financial Statements Notes 174 A total of 31,549 treasury shares were allocated to beneficiaries on April 1, 2017, with 15,675 performance shares allocated to the Management Board (for further details see the table entitled “Performance Shares” in Note 7.5* “Related Parties”), 14,640 performance shares allocated to the Senior Management Group and 1,234 performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The original number of performance shares allocated was based on the 100 % target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 155%. For performance criteria that have not yet been met, 100 % target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/performance period would currently increase to 48,832 shares. The fair value of the performance shares on the grant date (April 1, 2017) was 70.52 per share. From the grant date until December 31, 2019, eight beneficiaries left MorphoSys, and therefore 1,711 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2017 LTI Plan, the assumption is that two beneficiaries would leave the Company during the four-year period. This assumption was updated in 2018. *CROSS-REFERENCE to page 177 In 2019, personnel expenses resulting from performance shares under the Group’s 2017 LTI Plan amounted to 323,165 (2018: 558,446; 2017: 1,026,037). 7.3.5 2018 LONG-TERM INCENTIVE PLAN On April 1, 2018, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100 % met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. The beneficiaries are free to choose the award date within this exercise period. If the number of repurchased shares is not suï¬ƒcient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date. If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. As of April 1, 2018, a total of 20,357 treasury shares were allocated to beneficiaries with 8,804 performance shares allocated to the Management Board, 10,291 performance shares allocated to the Senior Management Group and 1,262 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The original number of performance shares allocated was based on the 100 % target achievement of the performance criteria and a company factor of 1. Based on the achievement of performance criteria to date, the overall achievement of the target is expected to be 105%. For performance criteria that have not yet been met, 100 % target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year vesting period/ performance period would currently increase to 21,163 shares. The fair value of the performance shares on the grant date (April 1, 2018) was 103.58 per share. From the grant date until December 31, 2019, four beneficiaries left MorphoSys, resulting in the forfeiture of 703 performance shares. For the calculation of personnel expenses from share-based payment under the 2018 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.

Notes Financial Statements 175 In 2019, personnel expenses resulting from performance shares under the Group’s 2018 LTI Plan amounted to 720,764 (2018: 946,346). 7.3.6 2019 LONG-TERM INCENTIVE PLAN On April 1, 2019, MorphoSys established another Long-Term Incentive Plan (LTI Plan) for the Management Board, the Senior Management Group and selected employees of the Company who are not members of the Senior Management Group (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2019, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are 100 % met, 25 % of the performance shares become vested in each year of the four-year vesting period. The number of performance shares vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300 % and up to 200 % for the entire four-year period. If the specified performance criteria are met by less than 0 % in one year, no shares will be earned for that year (entitlement). In any case, the maximum payout at the end of the four-year period is limited by a factor determined by the Group, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a specific allocation of performance shares under the LTI Plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the performance shares to the beneficiaries. If the number of repurchased shares is not suï¬ƒcient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200 % of the fair value of the performance shares on the grant date. If a member of the Management Board loses his or her position at MorphoSys Group before the end of the vesting/performance period, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board loses his or her position at MorphoSys Group for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a specific allocation of performance shares under the LTI Plan occurs only at the end of the four-year vesting period. As of April 1, 2019, a total of 22,763 treasury shares were allocated to beneficiaries with 9,347 performance shares allocated to the Management Board, 11,306 performance shares allocated to the Senior Management Group and 2,110 to performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The stated number of shares allocated is based on the 100 % target achievement of the performance criteria and a company factor of 1. The fair value of the performance shares on the grant date was 106.85 per share. From the grant date until December 31, 2019, one beneficiary left MorphoSys resulting in the forfeiture of 137 performance shares. For the calculation of personnel expenses from share-based payment under the 2019 LTI Plan, the assumption is that four beneficiaries would leave the Company during the four-year period. In 2019, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to 1,294,974.

Financial Statements
176
Notes

The fair value of the performance shares from the Long-Term Incentive Plans 2015 until 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters of each program are listed in the table below.

| | April 2016 Long-Term Incentive Program | April 2017 Long-Term Incentive Program | April 2018 Long-Term Incentive Program | April 2019 Long-Term Incentive Program |
|---|---|---|---|---|
| Share Price on Grant Date in € | 43.28 | 55.07 | 81.05 | 85.00 |
| Exercise Price in € | n/a | n/a | n/a | n/a |
| Expected Volatility of the MorphoSys share in % | 34.64 | 37.49 | 35.95 | 37.76 |
| Expected Volatility of the Nasdaq Biotech Index in % | 23.39 | 25.07 | 25.1 | 18.61 |
| Expected Volatility of the TecDAX Index in % | 17.01 | 16.94 | 17.73 | 26.46 |
| Performance Term of Program in Years | 4.0 | 4.0 | 4.0 | 4.0 |
| Dividend Yield in % | n/a | n/a | n/a | n/a |
| Risk-free Interest Rate in % | 0.05 | between 0.03 and 0.23 | between 0.02 and 0.15 | between 0.02 and 0.13 |

### 7.3.7 MORPHOSYS US INC. – 2019 LONG-TERM INCENTIVE PROGRAM

On April 1, 2019, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for the President and selected employees of MorphoSys US Inc. (beneficiaries). In accordance with IFRS 2, this program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The plan has a term of four years and comprises four one-year performance periods. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US Inc. during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. After the end of each one-year performance period, there is a six-month period during which the performance shares can be transferred from the Company to the beneficiaries.

If the number of repurchased shares is not sufficient for servicing the LTI Plan, MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the average market price of one share of the Company in the XETRA closing auction on the Frankfurt Stock Exchange during the 30 trading days preceding the grant of the performance shares.

If a beneficiary loses his or her position or ends his or her employment at MorphoSys US Inc. before the end of the performance period, the beneficiary will be entitled to performance shares determined on a precise daily pro rata basis for performance periods that have ended or started.

As of April 1, 2019, a total of 14,283 treasury shares has been allocated to US beneficiaries, of which 5,065 treasury share were granted to the President and 9,218 to selected employees of MorphoSys US Inc. The stated number of shares allocated is based on 100% target achievement. The fair value of the performance shares on December 31, 2019 was € 126.80 per share. From April 1 to December 31, 2019, one US beneficiary had left MorphoSys US Inc. resulting in the forfeiture of 1,815 performance shares. For the calculation of personnel expenses resulting from share-based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four-year period.

In 2019, personnel expenses resulting from performance shares under the MorphoSys US Inc.'s 2019 LTI Plan amounted to € 1,076,158.

Notes Financial Statements 177 7.3.8 SHARE PLAN On September 10, 2018, MorphoSys established a share plan for one employee of MorphoSys US Inc. In accordance with IFRS 2, this program was considered a share-based payment program with settlement in equity instruments (treasury shares of MorphoSys AG). The grant date was September 25, 2018. The fair value at the grant date was    91.90 per share and the vesting period was one year. The total number of shares granted was calculated by dividing the total plan value of US$ 370,000 by the average XETRA share price on the Frankfurt Stock Exchange over the 30 trading days prior to the start date of the program (102.95). As a result, the share plan thus comprised a maximum of 3,104 shares. With the end of the vesting period in 2019, all 3,104 shares were transferred to the beneficiary. 7.4 MORPHOSYS US INC. RESTRICTED STOCK UNIT PLAN (RSUP) On October 1, 2019, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). According to IFRS 2, the program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a Restricted Stock Unit Plan (RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are fully met, 33.3 % of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125 % per year. If less than 0 % of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his or her position or terminates his or her employment with MorphoSys US Inc. prior to the end of a one-year performance period, the beneficiary loses his or her entitlement to a pro rata number of performance shares in the relevant one-year performance period and for future performance periods. The beneficiary retains the entitlements from previously completed one-year performance periods. As of October 1, 2019, 14,990 “Restricted Shares” were granted to US beneficiaries. The stated number of shares granted is based on 100 % target achievement. The fair value of the performance shares as of October 1, 2019 was 98.10 per share. From October 1, 2019 to December 31, 2019, no US beneficiary had left MorphoSys US Inc. and therefore no restricted shares were forfeited. For the calculation of personnel expenses resulting from share-based payment under the 2019 LTI Plan, the assumption is that one beneficiary would leave the Company during the four-year period. In 2019, personnel expenses resulting from performance shares under the MorphoSys US Inc.’s 2019 RSUP amounted to 296,415. 7.5 RELATED PARTIES Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities. The Group engages in business relationships with members of the Management Board and Supervisory Board as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board convertible bonds and performance shares. The tables below show the shares, stock options, convertible bonds and performance shares held by the members of the Management Board and Supervisory Board, as well as the changes in their ownership during the 2019 financial year.

Financial Statements Notes
178

SHARES

| | 01/01/2019 | Additions | Sales | 12/31/2019 |
|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 |
| Jens Holstein | 17,017 | 39,808 | 37,308 | 19,517 |
| Dr. Malte Peters | 12,818 | 0 | 9,505 | 3,313 |
| Dr. Markus Enzelberger | 1,676 | 1,837 | 1,837 | 1,676 |
| Dr. Simon Moroney[2] | 483,709 | 0 | 0 | – |
| **TOTAL** | **515,220** | **41,645** | **48,650** | **24,506** |
| **SUPERVISORY BOARD** | | | | |
| Dr. Marc Cluzel | 500 | 250 | 0 | 750 |
| Dr. Frank Morich | 1,000 | 0 | 0 | 1,000 |
| Michael Brosnan | 0 | 0 | 0 | 0 |
| Sharon Curran[3] | – | 0 | 0 | 0 |
| Dr. George Golumbeski | 0 | 0 | 0 | 0 |
| Wendy Johnson | 500 | 0 | 0 | 500 |
| Krisja Vermeylen | 350 | 0 | 0 | 350 |
| **TOTAL** | **2,350** | **250** | **0** | **2,600** |

STOCK OPTIONS

| | 01/01/2019 | Additions | Forfeitures | Exercises | 12/31/2019 |
|---|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | | |
| Dr. Jean-Paul Kress[1] | – | 57,078 | 0 | 0 | 57,078 |
| Jens Holstein | 14,673 | 6,936 | 0 | 0 | 21,609 |
| Dr. Malte Peters | 14,673 | 6,936 | 0 | 0 | 21,609 |
| Dr. Markus Enzelberger | 11,742 | 6,936 | 0 | 0 | 18,678 |
| Dr. Simon Moroney[2] | 22,395 | 10,587 | 0 | 0 | – |
| **TOTAL** | **63,483** | **88,473** | **0** | **0** | **118,974** |

CONVERTIBLE BONDS

| | 01/01/2019 | Additions | Forfeitures | Exercises | 12/31/2019 |
|---|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 | 0 |
| Jens Holstein | 30,000 | 0 | 0 | 30,000 | 0 |
| Dr. Malte Peters | 0 | 0 | 0 | 0 | 0 |
| Dr. Markus Enzelberger | 0 | 0 | 0 | 0 | 0 |
| Dr. Simon Moroney[2] | 88,386 | 0 | 0 | 0 | – |
| **TOTAL** | **118,386** | **0** | **0** | **30,000** | **0** |

PERFORMANCE SHARES

| | 01/01/2019 | Additions | Forfeitures | Allocations[4] | 12/31/2019 |
|---|---|---|---|---|---|
| **MANAGEMENT BOARD** | | | | | |
| Dr. Jean-Paul Kress[1] | – | 0 | 0 | 0 | 0 |
| Jens Holstein | 17,936 | 2,065 | 0 | 7,308 | 12,693 |
| Dr. Malte Peters | 5,132 | 2,065 | 0 | 0 | 7,197 |
| Dr. Markus Enzelberger | 7,031 | 2,065 | 0 | 1,837 | 7,259 |
| Dr. Simon Moroney[2] | 27,050 | 3,152 | 0 | 0 | – |
| **TOTAL** | **57,149** | **9,347** | **0** | **9,145** | **27,149** |

[1] Dr. Jean-Paul Kress has joined the Management Board of MorphoSys AG on September 1, 2019.
[2] Dr. Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31, 2019. Changes in the number of shares after resignation from the Management Board of MorphoSys AG are not presented in the tables.
[3] Sharon Curran has joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[4] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

Notes Financial Statements 179 The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares. The remuneration system for the Management Board is intended to encourage sustainable, results-oriented corporate governance. The Management Board’s total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives STI), variable compensation components with long-term incentives (LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of Long-Term Incentive plans (LTI Plan) from previous years and the current year, a convertible bond program from 2013 and stock option plans from the prior and current years. The members of the Management Board additionally receive fringe benefits in the form of benefits in kind, essentially consisting of a company car and insurance premiums. All total remuneration packages are reviewed annually by the Remuneration and Nomination Committee and compared to an annual Management Board remuneration analysis to check the scope and appropriateness of the remuneration packages. The amount of remuneration paid to members of the Management Board is based largely on the duties of the respective Management Board member, the financial situation and the performance and business outlook for the Company versus its competition. All resolutions on adjustments to the overall remuneration packages are passed by the plenum of the Supervisory Board. The Management Board’s total remuneration package and the index-linked pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2019. If a Management Board member’s service contract terminates due to death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their service contracts and receive any outstanding fixed salary and the annual bonus for the remainder of the agreed contract period, but at least 200 % of the annual gross fixed salary and the annual bonus. Moreover, in such a case, all stock options and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaï¬ƒliated third parties, (ii) MorphoSys merges with an unaï¬ƒliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30 % or more of MorphoSys’s voting rights. Whereas the management report presents the remuneration of the Management Board and Supervisory Boards as members in key management positions in accordance with the provisions of the German Corporate Governance Code, the following tables show the expense-based view in accordance with IAS 24.

Financial Statements
180
Notes

MANAGEMENT BOARD REMUNERATION FOR THE YEARS 2019 AND 2018 (IAS 24):

| | Dr. Jean-Paul Kress Chief Executive Officer Appointment: September 1, 2019 | | Jens Holstein Chief Financial Officer | | Dr. Malte Peters Chief Development Officer | |
|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 |
| Fixed Compensation | 0 | 233,333 | 402,235 | 418,324 | 397,800 | 413,712 |
| Fringe Benefits | 0 | 93,551 | 46,725 | 44,090 | 30,613 | 32,892 |
| One -Year Variable Compensation | 0 | 196,000 | 337,877 | 351,392 | 334,152 | 347,518 |
| One-Time Bonus | 0 | 1,000,000 | 0 | 500,000 | 0 | 500,000 |
| Total Short-Term Employee Benefits (IAS 24.17 (a)) | 0 | 1,522,884 | 786,837 | 1,313,806 | 762,565 | 1,294,122 |
| Service Cost | 0 | 44,965 | 111,233 | 114,224 | 76,190 | 77,787 |
| Total Benefit Expenses - Post-Employment Benefits (IAS 24.17 (b)) | 0 | 44,965 | 111,233 | 114,224 | 76,190 | 77,787 |
| Termination Benefits | 0 | 0 | 0 | 0 | 0 | 0 |
| Total Termination Benefits (IAS 24.17 (d)) | 0 | 0 | 0 | 0 | 0 | 0 |
| One-Time Bonus in Shares | 0 | 0 | 358,857 | 0 | 354,900 | 0 |
| Multi-Year Variable Compensation[1]: | | | | | | |
| 2014 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 994 | 0 | 0 | 0 |
| 2015 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 18,257 | 1,180 | 0 | 0 |
| 2016 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 56,632 | 22,320 | 0 | 0 |
| 2017 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 68,437 | 34,457 | 68,437 | 34,457 |
| 2018 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 91,595 | 66,087 | 91,595 | 66,087 |
| 2019 Long-Term Incentive Program (Vesting Period 4 Years) | 0 | 0 | 0 | 97,952 | 0 | 97,952 |
| 2017 Stock Option Plan (Vesting Period 4 Years) | 0 | 0 | 53,441 | 26,906 | 53,441 | 26,906 |
| 2018 Stock Option Plan (Vesting Period 4 Years) | 0 | 0 | 89,593 | 64,642 | 89,593 | 64,642 |
| 2019 Stock Option Plan (Vesting Period 4 Years) | 0 | 422,919 | 0 | 97,978 | 0 | 97,978 |
| Total Share-Based Payment (IAS 24.17 (e)) | 0 | 422,919 | 737,806 | 411,522 | 657,966 | 388,022 |
| Total Compensation | 0 | 1,990,768 | 1,635,876 | 1,839,552 | 1,496,721 | 1,759,931 |

[1] The fair value was determined pursuant to the regulations of IFRS 2 „share-based payment". This table shows the pro-rata share of personnel expenses resulting from share-based payment for the respective financial year. Further details can be found in Sections 7.1*, 7.2* and 7.3*.

[2] Dr. Simon Moroney resigned from the management board and his function as Chief Executive Officer as of August 31, 2019. Due to his many years of service for the Company, the Supervisory Board decided that Dr. Simon Moroney will be entitled not only to a pro-rated share but to the entire long-term share-based compensation components granted (stock options and performance shares) – provided that all other conditions of the plans are fulfilled.

*CROSS-REFERENCE *to page 168, page 170 and page 172*

Notes

Financial Statements

181

| | Dr. Markus Enzelberger Chief Scientific Officer | | Dr. Simon Moroney[2] Chief Executive Officer Resignation: August 31, 2019 | | Total | |
|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2018 | 2019 | 2018 | 2019 |
| | 321,300 | 334,152 | 542,074 | 372,154 | 1,663,409 | 1,771,675 |
| | 31,211 | 31,365 | 32,654 | 28,304 | 141,203 | 230,202 |
| | 269,892 | 280,688 | 455,343 | 328,859 | 1,397,264 | 1,504,457 |
| | 0 | 200,000 | 0 | 0 | 0 | 2,200,000 |
| | 622,403 | 846,205 | 1,030,071 | 729,317 | 3,201,876 | 5,706,334 |
| | 68,515 | 69,805 | 158,788 | 107,263 | 414,726 | 414,044 |
| | 68,515 | 69,805 | 158,788 | 107,263 | 414,726 | 414,044 |
| | 0 | 104,483 | 0 | 1,086,602 | 0 | 1,191,085 |
| | 0 | 104,483 | 0 | 1,086,602 | 0 | 1,191,085 |
| | 286,650 | 0 | 483,616 | 0 | 1,484,023 | 0 |
| | | | | | | |
| | 0 | 0 | 1,452 | 0 | 2,446 | 0 |
| | 0 | 0 | 26,657 | 1,723 | 44,914 | 2,903 |
| | 0 | 0 | 86,435 | 36,266 | 143,067 | 58,586 |
| | 105,222 | 23,301 | 104,449 | 74,654 | 346,545 | 166,869 |
| | 91,595 | 74,512 | 140,040 | 167,489 | 414,825 | 374,175 |
| | 0 | 123,292 | 0 | 336,791 | 0 | 655,987 |
| | 82,185 | 18,199 | 81,566 | 58,298 | 270,633 | 130,309 |
| | 89,593 | 72,888 | 136,980 | 163,791 | 405,759 | 365,963 |
| | 0 | 123,284 | 0 | 336,772 | 0 | 1,078,931 |
| | 655,245 | 435,476 | 1,061,195 | 1,175,784 | 3,112,212 | 2,833,723 |
| | 1,346,163 | 1,455,969 | 2,250,054 | 3,098,966 | 6,728,814 | 10,145,186 |

Financial Statements

Notes

182

In the years 2019 and 2018, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2019 and 2018.

On October 1, 2019, the new CEO Dr. Jean-Paul Kress (CEO since September 1, 2019) was granted stock options valued at € 1,500,000.00 and an additional one-time, sign-on stock option package worth € 500,000.00 for a total of 57,078 stock options.

In 2019, the total remuneration for the Supervisory Board, excluding reimbursed travel costs, amounted to € 633,597 (2018: € 525,428).

**SUPERVISORY BOARD REMUNERATION FOR THE YEARS 2019 AND 2018:**

| | Fixed Compensation | | Attendance Fees[1] | | Total Compensation | |
|---|---|---|---|---|---|---|
| in € | 2019 | 2018 | 2019 | 2018 | 2019 | 2018 |
| Dr. Marc Cluzel | 104,210 | 76,742 | 44,400 | 32,400 | 148,610 | 109,142 |
| Dr. Frank Morich | 70,926 | 61,004 | 33,600 | 23,200 | 104,526 | 84,204 |
| Michael Brosnan | 51,284 | 28,961 | 34,000 | 18,600 | 85,284 | 47,561 |
| Sharon Curran[2] | 27,791 | - | 11,600 | - | 39,391 | - |
| Dr. George Golumbeski | 51,284 | 28,961 | 31,600 | 25,200 | 82,884 | 54,161 |
| Wendy Johnson | 47,618 | 46,160 | 35,600 | 37,400 | 83,218 | 83,560 |
| Krisja Vermeylen | 57,284 | 49,916 | 32,400 | 24,400 | 89,684 | 74,316 |
| Dr. Gerald Möller[3] | - | 36,558 | - | 11,800 | - | 48,358 |
| Klaus Kühn[3] | - | 17,326 | - | 6,800 | - | 24,126 |
| TOTAL | 410,397 | 345,628 | 223,200 | 179,800 | 633,597 | 525,428 |

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.
[2] Sharon Curran has joined the Supervisory Board of MorphoSys AG on June 14, 2019.
[3] Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG on May 17, 2018.

No other agreements currently exist with present or former members of the Supervisory Board.

As of December 31, 2019, the Senior Management Group held 100,832 stock options (December 31, 2018: 72,604 stock options), 11,233 convertible bonds (December 31, 2018: 11,233 convertible bonds) and 63,786 performance shares (December 31, 2018: 83,660 performance shares), granted by the Company. On December 31, 2019, the President of MorphoSys US Inc. held 5,065 performance shares (December 31, 2018: 0 performance shares) granted to him by the Company.

In 2019, a new stock option plan and a new performance share program were issued to the Senior Management Group (see Notes 7.1.3* and 7.3.6*), as well as a new performance share program to the President of MorphoSys US Inc. (see Note 7.3.7*).

*CROSS-REFERENCE *to page 169, page 175 and page 176*

On April 1, 2019, the Senior Management Group was allocated 18,798 shares under the 2015 LTI Plan and had the option to receive these shares within eight months. As of December 31, 2019, the Senior Management Group exercised the option for 18,798 shares.

## 8 Additional Notes

### 8.1 OBLIGATIONS ARISING FROM LEASES AND OTHER CONTRACTS

The future minimum payments under non-terminable leases of low value assets, contracts for insurances and other services as of December 31, 2019 are shown in the table below.

| in 000' € | Leases of Low Value Assets | Other | Total |
|---|---|---|---|
| Up to One Year | 59 | 1,235 | 1,294 |
| Between One and Five Years | 41 | 297 | 338 |
| More than Five Years | 0 | 0 | 0 |
| TOTAL | 100 | 1,532 | 1,632 |

Notes Financial Statements 183 Additionally, the future payments shown in the table below may become due for outsourced studies after December 31, 2019. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination. Total in million 2019 Up to One Year 64.4 Between One and Five Years 100.3 More than Five Years 0.0 TOTAL 164.7 8.2 CONTINGENT ASSETS/CONTINGENT LIABILITIES Contingent liabilities are potential obligations from past events that exist only when the occurrence of one or more uncertain future events beyond the Company’s control is confirmed. Current obligations can represent a contingent liability if it is not probable enough that an outflow of resources justifies the recognition of a provision. Moreover, it is not possible to make a sufficiently reliable estimate of the sum of obligations. The Management Board is unaware of any proceedings that may result in a significant obligation for the Group or lead to a material adverse effect on the Group’s net assets, financial position or results of operations. If certain milestones are achieved in the Proprietary Development segment (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 287 million related to regulatory events or the achievement of sales targets. The next milestone payments of US$ 37.5 million are anticipated to occur in the next 12 months. Milestone payments to MorphoSys may be triggered by the achievement of specific milestones by one of our partners (submitting an investigational new drug (IND) application for specific target molecules or the transfer of technology, among others) in the Partnered Discovery segment. As the timing and achievement of such milestones are uncertain, further details cannot be published. Obligations may arise from enforcing the Company’s patent rights versus third parties. It is also conceivable that competitors may challenge the patents of MorphoSys Group or MorphoSys may also come to the conclusion that MorphoSys’s patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen. On January 31, 2019, MorphoSys announced that it had resolved its dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop their counterclaims in connection with the litigation. MorphoSys withdrew its claims of alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal against the court order of January 25, 2019. Janssen and Genmab withdrew their counterclaims against MorphoSys. 8.3 CORPORATE GOVERNANCE The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2018 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group’s website (www.morphosys.com) on November 29, 2019 and made permanently available to the public. 8.4 RESEARCH AND DEVELOPMENT AGREEMENTS The Group has entered numerous research and development agreements as part of its proprietary research and development activities and its partnered research strategy. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2019 financial year. 8.4.1 PROPRIETARY DEVELOPMENT SEGMENT In the Proprietary Development segment, partnerships are entered into as part of the Group’s strategy to develop proprietary drugs in its core areas of oncology and inflammatory diseases. Partnerships currently exist with (in alphabetical order) Galapagos, GlaxoSmithKline, I-Mab Biopharma, Immatics Biotechnologies, MD Anderson Cancer Center, Novartis and Xencor. In November 2008, MorphoSys and Galapagos announced a long-term drug discovery and co-development cooperation aimed at exploring novel mechanisms for the treatment of inflammatory diseases and developing antibody therapies against these diseases. The agreement covers all activities ranging from the probing of target molecules to the completion of clinical trials for novel therapeutic antibodies. After demonstrating clinical eï¬ƒcacy in humans, the programs may be out-licensed to partners for further development, approval and commercialization. Both MorphoSys and Galapagos contributed their core technologies and expertise to this alliance. Along with the use of its adenovirus-based platform to explore new target molecules for the development of antibodies, Galapagos provided access to already identified target molecules that are associated with bone and joint diseases. MorphoSys provided access to its antibody technologies used to generate fully human antibodies directed against these target molecules. Under the terms of the agreement, Galapagos and MorphoSys will share the research and development costs. In July 2014, the collaboration advanced into the preclinical development of MOR106, an antibody from MorphoSys’ next-generation library Ylanthia directed against a novel Galapagos target molecule. On July 19, 2018, MorphoSys announced an exclusive global agreement between MorphoSys and Galapagos with Novartis Pharma AG for the development and commercialization of MOR106. Under the agreement, the companies will work together to significantly expand the existing development plan for MOR106. Novartis exclusively holds all rights to the product’s commercialization resulting from the agreement. With the signing of the agreement, all future research, development, manufacturing and commercialization costs for MOR106 will be borne by Novartis. As part of this agreement, Novartis will explore the potential of MOR106 in other indications beyond atopic dermatitis. In addition to receiving financing from Novartis for the current and future development of the MOR106 program, MorphoSys and Galapagos jointly received a payment of 95 million. Of this amount, MorphoSys recognized its 50%

Financial Statements Notes 184 share of that amount    47.5 million as revenue in 2018. MorphoSys and Galapagos will continue to jointly receive significant milestone payments of up to approximately US$ 1 billion (based on the current euro-dollar exchange rate at the time the agreement was signed) when specific development, regulatory, commercial and revenue milestones are met. MorphoSys and Galapagos also stand to jointly receive tiered royalties ranging from a low 10 % to a low 20 % of net sales. According to their 2008 agreement, MorphoSys and Galapagos will share equally in all payments (50/50). In October 2019, MorphoSys, Galapagos and Novartis announced a stop in the clinical development of MOR106 in atopic dermatitis. The decision was based on the results of a benefit- based interim analysis of the IGUANA phase 2 study. The three parties are currently evaluating the future strategy for MOR106. In June 2013, MorphoSys announced it had entered into a global agreement with GlaxoSmithKline (GSK) for the development and commercialization of otilimab. Otilimab is MorphoSys’s proprietary HuCAL antibody against the GM-CSF target molecule. Under the agreement, GSK assumes responsibility for the compound’s entire development and commercialization. MorphoSys has already received a payment of    22.5 million under this agreement and, next to tiered double-digit royalties on net sales, is still eligible to receive additional payments from GSK of up to 423 million, depending on the achievement of certain developmental stages, as well as regulatory, commercial and revenue-related milestones. GSK is clinically investigating otilimab in rheumatoid arthritis and, in July 2019, started a phase 3 development program in this indication. The treatment of the first patients in this program triggered a milestone payment of 22.0 million to MorphoSys. In 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab Biopharma to develop and commercialize MOR202 in China, Taiwan, Hong Kong and Macao. MOR202 is MorphoSys’s proprietary antibody targeting CD38. MorphoSys is currently evaluating MOR202 in Europe in a phase 1/2 study in multiple myeloma and in a phase 1/2 study in an inflammatory autoimmune disease of the kidneys. Under the terms of the agreement, I-Mab Bio-pharma has the exclusive right for the later development and commercialization of MOR202 in the agreed regions. MorphoSys received a payment of US$ 20.0 million and is also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to roughly US$ 100 million. In addition, MorphoSys will be entitled to receive double-digit, staggered royalties on net revenue of MOR202 in the agreed regions. I-Mab is evaluating MOR202/TJ202 in a pivotal phase 2 trial initiated in March 2019 as a third-line therapy in r/r multiple myeloma and in a phase 3 trial in combination with lena-lidomide as a second-line therapy in multiple myeloma initiated in April 2019. In 2018, MorphoSys announced the completion of an exclusive strategic development collaboration and regional licensing agreement with I-Mab Biopharma for the MOR210 antibody. MOR210 is a preclinical antibody candidate developed by MorphoSys against C5aR with the potential for development in immuno-oncology. I-Mab has exclusive rights to develop and market MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while MorphoSys retains the rights for the rest of the world. Under the terms of the agreement, I-Mab will exercise the exclusive rights to develop and market MOR210 in its contracted territories. With the support of MorphoSys, I-Mab will undertake and fund all global development activities, including clinical trials in China and the United States, to clinical proof of concept in cancer medicine. MorphoSys received a payment of US$ 3.5 million and is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 101.5 million. MorphoSys recognized the payment of US$ 3.5 million ( 3.1 million) as revenue in 2018. In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales on the contracted territory of I-Mab. In return for conducting a successful clinical proof of concept trial, I-Mab is entitled to low-single- digit royalties on net sales of MOR210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210. In August 2015, MorphoSys announced a strategic alliance with the German company Immatics Biotechnologies GmbH in the field of im-muno-oncology. The alliance was formed to develop novel antibody- based therapies against a variety of cancer antigens that are recognized by T cells. The alliance agreement gives MorphoSys access to several of Immatics’s proprietary tumor-associated peptides (TUMAPs) and, in return, Immatics receives the right to develop MorphoSys’s Ylanthia antibodies against several TUMAPs. The companies will pay each other milestone payments and royalties on commercialized products based on the companies’ development progress. In June 2014, MorphoSys and Merck KGaA announced an agreement to identify and develop therapeutic antibodies against target molecules of the class of immune checkpoints. Under this agreement, both MorphoSys and Merck Serono, the biopharmaceutical division of Merck, intended to co-develop therapies for triggering the immune system to attack tumors. In April 2019, Merck announced that the joint development and license agreement would be terminated in the second quarter of 2019. As a result, the active collaboration was terminated in 2019 and the respective rights reverted to the partners. In May 2016, MorphoSys and the MD Anderson Cancer Center from the University of Texas announced a long-term strategic alliance. Within the scope of this alliance, MorphoSys is applying its Ylanthia technology platform and, together, they are working to identify, validate and develop novel anti-cancer antibodies through to clinical proof of concept by researching targets in a variety of oncology indications. MD Anderson in cooperation with MorphoSys will conduct early clinical studies of therapeutic antibody candidates, after which MorphoSys has the option to continue developing selected antibodies for its own proprietary pipeline. In June 2010, MorphoSys AG and the US-based biopharmaceutical company Xencor Inc. signed an exclusive global licensing and cooperation agreement under which MorphoSys receives exclusive global licensing rights to tafasitamab the antibody for the treatment of cancer and other indications. The companies jointly conducted a phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys is solely responsible for further clinical development after the successful completion of the phase 1 clinical trial. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (approx. 10.5 million) from MorphoSys, which was capitalized under in-process R&D programs. Xencor is entitled to development, regulatory and commercially-related milestone payments as well as tiered royalties on product sales.

Notes Financial Statements 185 8.4.2 PARTNERED DISCOVERY SEGMENT Through its commercial partnerships in the Partnered Discovery segment, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to development-related milestone payments and royalties on product sales for specific antibody programs. Prior to the 2019 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones. Partnerships in the Partnered Discovery segment that ended before the beginning of 2019 but where drug development programs were still being pursued include (in alphabetical order): Bayer AG, Boehringer Ingelheim, Fibron Ltd. (transfer of contract from Prochon Biotech Ltd.), Janssen Biotech, Novartis, OncoMed Pharmaceuticals (fully acquired in April 2019 by Mereo BioPharma Group), Pfizer and Roche. Partnerships that were still active in 2019 include (in alphabetical order): GeneFrontier Corporation/Kaneka, Sosei Heptares and LEO Pharma. In MorphoSys’s strategic alliance with LEO Pharma, which has been in place since 2016, the two companies are working together to discover and develop antibody-based therapies for dermatology. This alliance was expanded in 2018 to include peptide-derived therapeutics with the goal of identifying novel, peptide-derived drugs for treating diseases with a high unmet medical need. This expansion represents a valuable addition to the development pipelines of both companies. The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The companies’ collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales. 8.5 SUBSEQUENT EVENTS On January 13, 2020, we and Incyte announced that both companies entered into a collaboration and license agreement to further develop and commercialize MorphoSys’ proprietary anti-CD19 antibody tafasitamab globally. Under the terms of the agreement, we will receive an upfront payment of US$ 750 million. In addition, Incyte has made an equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) of MorphoSys at a premium to the share price at signing of the agreement. Depending on the achievement of certain developmental, regulatory and commercial milestones, we will be eligible to receive milestone payments amounting to up to US$ 1.1 billion. We will also receive tiered royalties on ex-U.S. net sales of tafasitamab in a mid-teens to mid-twenties percentage range. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys leading the commercialization strategy and recording all revenues from sales of tafasitamab. Incyte and MorphoSys will be jointly responsible for commercialization activities in the U.S. and will share profits and losses on a 50:50 basis. Outside the U.S., Incyte will have exclusive commercialization rights, and will lead the commercialization strategy and record all revenues from sales of tafasitamab, paying MorphoSys royalties on ex-U.S. net sales. Furthermore, the companies will share development costs associated with global and U.S.-specific trials at a rate of 55% (Incyte) and 45% (MorphoSys); Incyte will cover 100% of the future development costs for trials that are specific to ex-U.S.countries. We have agreed to develop tafasitamab broadly in relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL), frontline DLBCL and in other indications beyond DLBCL, such as follicular lymphoma (FL), marginal zone lymphoma (MZL) and chronic lymphocytic leukemia (CLL). Incyte will be responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib and tafasitamab in relapsed or refractory B cell malignancies. Incyte will also be responsible for leading any potential pivotal studies in CLL and for a phase 3 trial in r/r FL/MZL. We will continue to be responsible for our ongoing clinical studies with tafasitamab in non-Hodgkin’s lymphoma (NHL), CLL, r/r DLBCL and frontline DLBCL. We, together with Incyte, will share responsibility for initiating further global clinical trials. Incyte intends to pursue development in other territories, such as Japan and China. The agreement between MorphoSys and Incyte, including the equity investment, was subject to clearance by the U.S. antitrust authorities under the Hart-Scott-Rodino Act as well as by the German and Austrian antitrust authorities. The agreement has received antitrust clearance on or before March 2, 2020, and became effective on March 3, 2020. The agreement becoming effective triggered the US$ 750 million upfront payment by Incyte to MorphoSys, as well as Incyte’s equity investment into MorphoSys of US$ 150 million in new American Depositary Shares (ADS) within the defined timelines. On February 4, 2020 we announced the initiation of an expanded access program (EAP) in the U.S. for tafasitamab. The EAP may provide access to tafasitamab for use in patients with relapsed or refractory diffuse large B-cell lymphoma (r/r DLBCL) in combination with lenalidomide. According to the U.S. FDA, expanded access programs—sometimes called “compassionate use”—provide a pathway for a patient to receive an investigational medicine for a serious disease or condition. They are often made available when there are no comparable or satisfactory alternative therapies to treat the disease or condition; patient enrollment in clinical trials is not possible; potential patient benefit justifies the potential risk of treatment and providing the investigational medicine will not interfere with investigational trials that could support the medicine’s marketing approval for the treatment indication. To qualify for the tafasitamab EAP, patients with r/r DLBCL need to meet the EAP inclusion/exclusion criteria that are aligned with the MorphoSys’ L-MIND study. Treatment of DLBCL patients in the EAP is recommended with tafasitamab in combination with lenalidomide according to the treatment schedule in L-MIND. The EAP will be available for a limited time while the U.S. FDA reviews MorphoSys’ Biologics License Application (BLA) for tafasitamab. Requests for expanded access to tafasitamab must be made by a U.S. licensed, treating physician. The tafasitamab EAP will be administered by Clinigen Healthcare Ltd. On March 2, 2020, we announced that the U.S. Food and Drug Administration (FDA) accepted filing of MorphoSys’ Biologics License Application (BLA) and granted priority review for tafasitamab, under review in combination with lenalidomide for the treatment of relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL).The FDA has set a Prescription Drug User Fee Act (PDUFA) goal date of August 30, 2020. The FDA has informed MorphoSys that they are not currently planning to hold an advisory committee meeting to discuss the application.

Financial Statements Notes 186 On March 4, 2020, MorphoSys announced that its Management Board, with the approval of the Supervisory Board, has resolved to increase the share capital of MorphoSys AG by issuing 907,441 new ordinary shares from the authorized capital 2017-I, excluding pre-emptive rights of existing shareholders, to implement the purchase of 3,629,764 American Depositary Shares (ADSs) by Incyte. Each ADS will represent 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs represent 2.84 % of the registered share capital of MorphoSys prior to the consummation of the capital increase. Incyte’s purchase of ADSs in the aggregate amount of US$ 150 million is part of the consideration due under its collaboration and licensing agreement with MorphoSys for the further development and commercialization of MorphoSys’ investigational compound tafasitamab; the agreement has become effective upon receiving antitrust clearance. Incyte will purchase the 3,629,764 new ADSs at a price of $ 41.32 per ADS, including a premium of 20 percent on the volume-weighted average price of ADSs thirty days prior to execution of the collaboration and licensing agreement. Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs, which will represent 2.76 % of the registered share capital of MorphoSys following the capital increase, for an 18-month period. Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group management report provides a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the Group’s expected development. Planegg, March 11, 2020 Dr. Jean-Paul Kress Jens Holstein Chief Executive Oï¬ƒcer Chief Financial Oï¬ƒcer Dr. Malte Peters Chief Development Oï¬ƒcer

Independent Auditor ’s Report Additional Information 187 Independent Auditor’s Report To MorphoSys AG, Planegg Report on the Audit of the Consolidated Financial Statements and of the Group Management Report AUDIT OPINIONS We have audited the consolidated financial statements of MorphoSys AG, Planegg, and its subsidiaries (the Group), which comprise the consolidated balance sheet as at December 31, 2019, and the consolidated statement of comprehensive income, consolidated statement of profit or loss, consolidated statement of changes in stockholders’ equity and consolidated cash flow statement for the financial year from January 1 to December 31, 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies. In addition, we have audited the group management report of MorphoSys AG for the financial year from January 1, to December 31, 2019. In accordance with the German legal requirements, we have not audited the content of those parts of the group management report listed in the “Other Information” section of our auditor’s report. In our opinion, on the basis of the knowledge obtained in the audit,    the accompanying consolidated financial statements comply, in all material respects, with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § [Article] 315e Abs. [paragraph] 1 HGB [Handels-gesetzbuch: German Commercial Code] and, in compliance with these requirements, give a true and fair view of the assets, liabilities, and financial position of the Group as at December 31, 2019, and of its financial performance for the financial year from January 1 to December 31, 2019, and    the accompanying group management report as a whole provides an appropriate view of the Group’s position. In all material respects, this group management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the group management report does not cover the content of those parts of the group management report listed in the “Other Information” section of our auditor’s report. Pursuant to § 322 Abs. 3 Satz [sentence] 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the group management report. BASIS FOR THE AUDIT OPINIONS We conducted our audit of the consolidated financial statements and of the group management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as “EU Audit Regulation”) in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprufer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements and of the Group Management Report“ section of our auditor’s report. We are independent of the group entities in accordance with the requirements of Euro-pean law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the consolidated financial statements and on the group management report. KEY AUDIT MATTERS IN THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year from January 1 to December 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

Additional Information Independent Auditor ’s Report 188 In our view, the matter of most significance in our audit was as follows: 1. Impairment Assessment of Intangible Asset MOR107 not yet available for use Our presentation of this key audit matter has been structured as follows: 1) Matter and issue 2) Audit approach and findings 3) Reference to further information Hereinafter we present the key audit matter: 1. Impairment Assessment of Intangible Asset MOR107 not yet available for use 1) In the consolidated financial statements of the Company, the carrying value of the intangible asset related to the compound MOR107 reported under the “In-Process R&D Programs” balance sheet item was 11.7 million as of December 31, 2019, as a result of an impairment loss of 1.3 million recorded during the financial year 2019. The asset which originated from the acquisition of the Lanthio Group is not yet available for use and is therefore not yet amortized. For intangible assets that are not yet available for use, the recoverable amount is estimated at the same time each year, or on an interim basis, if required. Impairment is recognized if the carrying amount of the cash- generating unit (CGU) exceeds its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value-in-use or its fair value less costs of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The result of this valuation depends to a large extent on the assessment of future cash inflows by the executive directors as well as the discount rate used and is therefore subject to considerable uncertainty. Against this background and due to the significant judgment by the executive directors when developing its estimate of the recoverable amount for the asset, this matter was of particular significance for our audit. 2) Our audit procedures included testing the effectiveness of controls relating to the Company’s impairment assessment process of the intangible assets not yet available for use, including controls over the review of the significant assumptions used to estimate the recoverable amount of this CGU. Our procedures also included, among others, testing management’s process for determining the recoverable amount of the intangible asset not yet available for use, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of significant assumptions used by the executive directors, including the forecasted cash flows, the probability of successful product development, the discount rate, and the expected growth rate. Evaluating the reasonableness of the executive directors’ assumptions involved evaluating key market-related assumptions (including the growth rate, the discount rate and the probabilities of successful product development) used in the model to ensure consistency with external data. The discount rate was evaluated by using professionals with specialized skill and knowledge. Overall, the measurement parameters and assumptions used by the executive directors are in line with our expectations. 3) The Company’s disclosures pertaining to the intangible asset not yet available for use related to the compound MOR107 are contained in sections 2.4.3 and 5.8.3 of the notes to the consolidated financial statements. OTHER INFORMATION The executive directors are responsible for the other information. The other information comprises the following non-audited parts of the group management report, which we obtained prior to the date of our auditor’s report:    the statement on corporate governance pursuant to § 289f and § 315d HGB included in section “Group Statement on Corporate Governance” of the group management report    the corporate governance report pursuant to No. 3.10 of the German Corporate Governance Code (except for the remuneration report) The annual report is expected to be made available to us after the date of the auditor’s report. Our audit opinions on the consolidated financial statements and on the group management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

Independent Auditor ’s Report Additional Information 189 In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information    is materially inconsistent with the consolidated financial statements, with the group management report or our knowledge obtained in the audit, or    otherwise appears to be materially misstated. RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE GROUP MANAGEMENT REPORT The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e Abs. 1 HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position, and financial performance of the Group. In addition the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the executive directors are responsible for assessing the Group’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the Group or to cease operations, or there is no realistic alternative but to do so. Furthermore, the executive directors are responsible for the preparation of the group management report that, as a whole, provides an appropriate view of the Group’s position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a group management report that is in accordance with the applicable German legal requirements, and to be able to provide suï¬ƒcient appropriate evidence for the assertions in the group management report. The supervisory board is responsible for overseeing the Group’s financial reporting process for the preparation of the consolidated financial statements and of the group management report. AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OF THE GROUP MANAGEMENT REPORT Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the group management report as a whole provides an appropriate view of the Group’s position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the consolidated financial statements and on the group management report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprufer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this group management report. We exercise professional judgment and maintain professional skepticism throughout the audit. We also:    Identify and assess the risks of material misstatement of the consolidated financial statements and of the group management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is suï¬ƒcient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Additional Information Independent Auditor ’s Report 190    Obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures (systems) relevant to the audit of the group management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems.    Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.    Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial statements and in the group management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to be able to continue as a going concern.    Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Group in compliance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e Abs. 1 HGB.    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express audit opinions on the consolidated financial statements and on the group management report. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinions.    Evaluate the consistency of the group management report with the consolidated financial statements, its conformity with German law, and the view of the Group’s position it provides.    Perform audit procedures on the prospective information presented by the executive directors in the group management report. On the basis of suï¬ƒcient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. Other Legal and Regulatory Requirements FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION We were elected as group auditor by the annual general meeting on May 22, 2019. We were engaged by the supervisory board on July 3, 2019. We have been the group auditor of the MorphoSys AG, Planegg, without interruption since the financial year 2011. We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

Independent Auditor ’s Report Additional Information 191 German Public Auditor Responsible for the Engagement The German Public Auditor responsible for the engagement is Holger Lutz. Munich, March 11, 2020 PricewaterhouseCoopers GmbH Wirts chafts prufungs gesells chart (signed Stefano Mulas) Wirtschaftsprufer (German Public Auditor) (signed Holger Lutz) Wirtschaftsprufer (German Public Auditor)

Additional Infor mation G lossar y 192 Glossary A AD Atopic dermatitis; Chronic autoimmune disease of the skin; formerly also called neurodermatitis AE Adverse event Amyloid beta Protein produced by the body that can be deposited in the brain and is associated with the development of Alzheimer’s disease Antibody library A collection of genes that encode corresponding human antibodies Antigen Foreign substance stimulating antibody production; binding partner of antibody ASCT Autologous stem cell transplantation; Treatment with stem cells from a patients own body for the treatment of lymphomas B B cells White blood cells, part of the immune system, capable of generation antibodies BLA Biologics License Application; request to the FDA for permission to introduce, or deliver for introduction, a biologic product into interstate commerce B-MIND Study to evaluate Bendamustine-MOR208 IN DLBCL Biosimilars Term used to describe officially approved new versions of innovator biopharmaceu-tical products, following patent expiration BTKI Bruton’s tyrosine kinase inhibitor, a key kinase of the B cell receptor signaling pathway that plays a significant role in the proliferation, differentiation and survival of B cells C C5a Part of the immune system; involved in growth of certain cancers C5aR Receptor for C5a CD19 Potential therapeutic target for immunotherapy CD38 Potential therapeutic target for immunotherapy CD47 Potential therapeutic target for immunotherapy Clinical trial Clinical trials allow safety and effi-cacy data to be collected for new drugs or devices; depending on the type of product and the stage of its development, investigators enroll healthy volunteers and/or patients into small pilot studies initially, followed by larger-scale studies in patients CLL Chronic lymphocytic leukemia; most common type of cancer of the blood and bone marrow, affect-ing the B cells CMC Chemistry, manufacturing and controls CMO Contract manufacturing organization COSMOS CLL patients assessed for ORR / Safety in MOR208 Study CR Complete response CRO Contract research organization Crohn’s Disease Chronic inflammatory bowel disease CTO Contract testing organization D DLBCL Diffuse large B cell lymphoma, a subform of ›› NHL DoR duration of response E EAP Expanded Access Program; Program to allow making an investigational drug available to patients prior to approval under exceptional and very specific circumstances EASI Exczema area and severity Index; Value for measuring the severity of atopic dermatitis EMA European Medicines Agency ES Event-free survival F FDA Food and Drug Administration; US federal agency for the supervision of food and drugs

Glossar y Additional Information 193 G GCP Good clinical practice; an international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve the participation of human subjects GDP Good distribution practice; guidelines on quality standards for distribution practice of pharmaceutical products GLP Good laboratory practice; a formal framework for the implementation of safety tests on chemical products GM-CSF Granulocyte-macrophage colony-stimulating factor; underlying target molecule of MOR103 program GMP Good manufacturing practice; term for the control and management of manufacturing and quality control testing of pharmaceutical products and medical devices H HTH Helix-Turn-Helix; specific structure and folding of a peptide which confer stability HuCAL Human Combinatorial Antibody Library; proprietary antibody library enabling rapid generation of specific human antibodies for all applications I IFRS International Financial Reporting Standards; accounting standards issued by the IASB and adopted by the EU IND Investigational New Drug; application for permission to test a new drug candidate on humans, i.e. in clinical studies L Lanthipeptides Novel class of therapeutics with high target selectivity and improved drug-like properties L-MIND Study to evaluate Lenalidomide-MOR208 IN DLBCL M MAA Marketing Authorization Application; application seeking permission to bring a medicinal product to the market in Europe Market capitalization Value of a company’s outstanding shares, as measured by shares times current price MRD Minimal Residual Disease; minimal amount of residual tumor cells MM Multiple Myeloma; Type of cancer that develops in a subset of white blood cells called plasma cells formed in the bone marrow N NHL Non-Hodgkin lymphoma; diverse group of blood cancers that include any kind of lymphoma except Hodgkin lymphoma O ORR Overall response rate OS Overall survival Otilimab formerly MOR103/GSK3196165 P PDUFA Prescription Drug User Fee Act; law allowing the FDA to collect fees from drug manufacturers to fund the new drug approval process with the FDA being required to meet certain performance benchmarks, primarily related to the speed of the new drug review process. PFS Progression-free survival PsA Psoriatic arthritis Chronic joint inflammation that occures in connection with psoriasis Psoriasis A chronic, non-contagious autoimmune disease which affects the skin and joints Q QPCTL glutaminyl peptide cyclotransferase-like enzymes

Additional Information
194
Glossary

# Glossary

## R

**r/r** – *relapsed/refractory*

**R-CHOP** – *Rituximab, Cyclophosphamid, Doxorubicin, Vincristin and Prednison; Combination treatment with rituximab and combination chemotherapy as standard first-line treatment of* ›› DLBCL

**Rheumatoid arthritis** – *Inflammatory disease of the joints; abbreviation: RA*

**Royalties** – *Percentage share of ownership of the revenue generated by drug products*

## S

**SD KPI** – *Sustainable Development Key Performance Indicators; sustainability indicators in corporate management*

**SIRP alpha** – *Signal-regulatory protein alpha; regulatory membrane glycoprotein expressed mainly by myeloid cells*

**SLL** – *Small lymphocytic lymphoma*

**Slonomics** – *DNA engineering and protein library generation platform acquired by MorphoSys in 2010*

**SOP system** – *SOP – Standard operating procedure*

**SOX** – *Sarbanes-Oxley Act of 2002*

## T

**Tafasitamab** – *MOR208, formerly XmAb5574*

**Target** – *Target molecule for therapeutic intervention, e.g. on the surface of diseased cells*

**T cells** – *An abbreviation for T-lymphocytes; a subtype of white blood cells that together with B-lymphocytes are responsible for the body's immune defense*

## U

**UC** – *Ulcerative Colitis; chronic inflammatory bowel disease; Crohn's disease*

## Y

**Ylanthia** – *The novel next-generation antibody platform of MorphoSys*

List of Figures and Tables
Additional Information
195

# List of Figures and Tables

## Figures

**01** *Performance of the MorphoSys Share in 2019* 37
**02** *Performance of the MorphoSys Share 2015 – 2019* 37
**03** *Quality Management System at MorphoSys* 41
**04** *Occupational Safety at MorphoSys* 43
**05** *Active Clinical Studies with MorphoSys Antibodies* 52
**06** *Revenues of the MorphoSys Group by Segment* 52
**07** *Total Headcount of the MorphoSys Group* 59
**08** *Employees by Gender* 60
**09** *Revenues by Region* 63
**10** *Revenues Proprietary Development and Partnered Discovery* 63
**11** *Selected R&D Expenses* 65
**12** *Risk and Opportunity Management System at MorphoSys* 83
**13** *Compliance Management Program (CMP)* 112

## Tables

**01** *Key Data for the MorphoSys Share* 36
**02** *Analyst Recommendations* 38
**03** *Development of Key Financial Performance Indicators* 49
**04** *Sustainable Development Key Performance Indicators (SD KPIs) at MorphoSys* 50
**05** *Multi-Year Overview – Statement of Profit or Loss* 68
**06** *Multi-Year Overview – Financial Situation* 71
**07** *Multi-Year Overview – Balance Sheet Structure* 72
**08** *Contractual Obligations* 73
**09** *Comparison of Actual Business Results Versus Forecasts* 74
**10** *Summary of MorphoSys' Key Short- and Medium-Term Risks* 87
**11** *Summary of MorphoSys' Key Long-Term Risks* 88
**12** *Summary of MorphoSys' Key Opportunities* 88
**13** *Composition of the Supervisory Board until Termination of the 2019 Annual General Meeting* 92
**14** *Composition of the Supervisory Board since Termination of the 2019 Annual General Meeting* 92
**15** *Participation of Supervisory Board Members* 94
**16** *Compensation of the Management Board in 2019 and 2018* 100
**17** *Compensation of the Supervisory Board in 2019 and 2018* 107
**18** *Directors' Holdings* 108
**19** *Managers Transactions in 2019* 110

Additional Information
196
Imprint

# Imprint

**MorphoSys AG**
Semmelweisstrasse 7
82152 Planegg
Germany
Phone: +49-89-89927-0
Fax: +49-89-89927-222
Email: info@morphosys.com
www.morphosys.com

**Corporate Communications and Investor Relations**
Phone: +49-89-89927-404
Fax: +49-89-89927-5404
Email: investors@morphosys.com

**Concept and Design**
3st kommunikation GmbH, Mainz

**Photography/Picture Credits**
Andreas Pohlmann, Munich
Bryce Vickmark, Boston
Getty Images

**Translation**
Klusmann Communications, Niedernhausen

**Editorial Office**
Götz Translations and Proofreading GmbH, Hamburg

**Typesetting and Lithography**
Knecht GmbH, Ockenheim

**Printer**
Woeste Druck + Verlag GmbH & Co. KG, Essen-Kettwig

**Copy Deadline**
March 11, 2020
(except financial statements)

*This financial report is also published in German and is available for download on our website.*
*For better readability, the masculine form has been used in this report equally to all genders.*

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCER™ are trademarks of the MorphoSys Group.
Tremfya® is a trademark of Janssen Biotech, Inc.
XmAb® is a trademark of Xencor Inc.

MIX
Paper from responsible sources
FSC® C006990

# Key Figures (IFRS)

*MorphoSys Group (in million €, if not stated otherwise)*

| | 12/31/19 | 12/31/18 | 12/31/17 | 12/31/16 | 12/31/15 | 12/31/14 | 12/31/13 | 12/31/12 | 12/31/11 | 12/31/10 |
|---|---|---|---|---|---|---|---|---|---|---|
| **RESULTS[1]** | | | | | | | | | | |
| Revenues | 71.8 | 76.4 | 66.8 | 49.7 | 106.2 | 64.0 | 78.0 | 51.9 | 82.1 | 87.0 |
| Cost of Sales | 12.1 | 1.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7.3 |
| R&D Expenses | 108.4 | 106.4 | 113.3 | 94.0 | 78.7 | 56.0 | 49.2 | 37.7 | 55.9 | 46.9 |
| Selling Expenses[2] | 22.7 | 6.4 | 4.8 | 2.4 | 0 | 0 | 0 | 0 | 0 | 0 |
| G&A Expenses | 36.7 | 21.9 | 15.7 | 13.4 | 15.1 | 14.1 | 18.8 | 12.1 | 14.9 | 23.2 |
| Personnel Expenses (Excluding Stock-Based Compensation) | 57.1 | 39.2 | 37.1 | 33.7 | 32.4 | 26.7 | 27.4 | 24.1 | 27.7 | 29.6 |
| Capital Expenditure | 3.7 | 2.5 | 13.1 | 2.9 | 8.8 | 20.5 | 5.6 | 1.8 | 2.9 | 13.8 |
| Depreciation of Tangible Assets | 2.0 | 1.8 | 2.0 | 1.8 | 1.5 | 1.4 | 1.5 | 1.7 | 1.7 | 2.1 |
| Amortization of Intangible Assets | 1.5 | 1.9 | 2.1 | 2.0 | 1.9 | 2.7 | 3.3 | 3.5 | 3.8 | 4.0 |
| EBIT | (107.9) | (59.1) | (67.6) | (59.9) | 17.2 | (5.9) | 9.9 | 2.5 | 9.8 | 13.1 |
| Net Profit/(Loss) | (103.0) | (56.2) | (69.8) | (60.4) | 14.9 | (3.0) | 13.3 | 1.9 | 8.2 | 9.2 |
| Net Profit/(Loss) from Discontinued Operations | – | – | – | – | – | – | 6.0 | (0.4) | 0.0 | – |
| **BALANCE SHEET** | | | | | | | | | | |
| Total Assets | 496.4 | 538.8 | 415.4 | 463.6 | 400.1 | 426.5 | 447.7 | 224.3 | 228.4 | 209.8 |
| Cash and Financial Assets | 357.4 | 454.7 | 312.2 | 359.5 | 298.4 | 352.8 | 390.7 | 135.7 | 134.4 | 108.4 |
| Intangible Assets | 44.8 | 47.4 | 67.8 | 67.9 | 79.6 | 46.0 | 35.1 | 35.0 | 66.0 | 69.2 |
| Total Liabilities | 101.7 | 50.4 | 56.7 | 48.1 | 37.3 | 77.7 | 95.5 | 22.3 | 31.3 | 23.9 |
| Stockholders' Equity | 394.7 | 488.4 | 359.0 | 415.5 | 362.7 | 348.8 | 352.1 | 202.0 | 197.1 | 185.9 |
| Equity Ratio (in %) | 80 % | 91 % | 86 % | 90 % | 91 % | 82 % | 79 % | 90 % | 86 % | 89 % |
| **MORPHOSYS SHARE** | | | | | | | | | | |
| Number of Shares Issued | 31,957,958 | 31,839,572 | 29,420,785 | 29,159,770 | 26,537,682 | 26,456,834 | 26,220,882 | 23,358,228 | 23,112,167 | 22,890,252 |
| Group Earnings/(Loss) per Share, Basic and Diluted (in €) | (3.26) | (1.79) | (2.41) | (2.28) | 0.57 | (0.12) | 0.54 | 0.08 | 0.36 | 0.40 |
| Dividend (in €) | – | – | – | – | – | – | – | – | – | – |
| Share Price (in €) | 126.80 | 88.95 | 76.58 | 48.75 | 57.65 | 76.63 | 55.85 | 29.30 | 17.53 | 18.53 |
| **PERSONNEL DATA** | | | | | | | | | | |
| Total Group Employees (Number[3]) | 426 | 329 | 326 | 345 | 365 | 329 | 299 | 421 | 446 | 464 |

1 Due to the agreement between Bio-Rad and MorphoSys, signed in December 2012, to acquire substantially all of the AbD Serotec segment, for the years 2013, 2012 and 2011, revenues, income and expenses in connection with the transaction are shown in the line item "Net Profit/(Loss) from Discontinued Operations." All other line items consist of amounts from continuing operations.

2 In 2018, selling expenses were presented for the first time. In order to provide comparative information for the previous year, the figures for 2017 and 2016 have been adjusted accordingly.

3 2010 to 2012 including employees from the discontinued operations of AbD Serotec.

# Financial Calendar 2020

*March 18*
PUBLICATION OF 2019 YEAR-END RESULTS

*May 6*
PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2020

*May 27*
2020 ANNUAL GENERAL MEETING IN PLANEGG

*August 5*
PUBLICATION OF 2020 HALF-YEAR REPORT

*November 11*
PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2020

**MorphoSys AG**
Semmelweisstrasse 7
82152 Planegg
Germany
Phone: +49-89-89927-0
Fax: +49-89-89927-222
www.morphosys.com